As filed with the Securities and Exchange Commission on December 13, 2021.

Registration No. 333-261300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

AMENDMENT NO. 1 TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________

NUVO GROUP LTD.

(Exact Name of Registrant as Specified in its Charter)

___________________

State of Israel	3841	27-0282727
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

___________________

Yigal Alon 94. St., Alon Tower 1

Tel Aviv, Israel 6789155

972-3-624-2266

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

___________________

Nuvo Group USA, Inc.
c/o Kelly Londy
252 Nassau St.
Princeton, NJ 08542
734-717-2416
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________

Copies to:

Robert L. Grossman, Esq. Drew M. Altman, Esq. Greenberg Traurig, P.A. 333 S.E. 2nd Avenue, Suite 4400 Miami, Florida 33131 (305) 579-0500	Yoav Sade Shachar Hadar Ran Camchy Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Telephone: (+972) (3) 610-3100 Fax: (+972) (3) 610-3111	Andrea L. Nicolás, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	Ehud (Udi) Arad Agmon & Co., Rosenberg Hacohen & Co. Electra Tower Yigal Alon Street 98 Tel Aviv 6789141, Israel Tel.: (+972) (3) 607-8607 Fax: (+972) (3) 607-8666

___________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary Shares, no par value per share	766,667	$16.00	$12,266,672.00	$1,137.12

(1)      Includes the shares/offering price of ordinary shares that may be sold if the overallotment option to purchase additional ordinary shares granted by the registrant to the underwriter is exercised. See “Underwriting.”

(2)      This amount represents the proposed maximum aggregate offering price of the securities registered hereunder. These figures are estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”).

(3)      Previously paid.

___________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED December 13, 2021

Preliminary Prospectus

Nuvo Group Ltd.

666,667 Ordinary Shares

___________________

This is the initial public offering of ordinary shares of Nuvo Group Ltd., or the ordinary shares. We are offering 666,667 ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share. We have applied to list our ordinary shares on the New York Stock Exchange American (the “NYSE”) under the symbol “NUVO.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company and smaller reporting company. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

___________________

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

____________

(1)      We have agreed to reimburse the underwriter for certain expenses in connection with this offering. See “Underwriting.”

Axxion SA, one of our existing investors, and certain of its affiliates, have indicated an interest in purchasing an aggregate of approximately $10 million of our ordinary shares in this offering at the initial public offering price, representing approximately 666,667 ordinary shares, assuming an initial offering price of $15.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus. However, because this indication of interest is not a binding agreement or commitment to purchase, these entities may determine to purchase fewer shares than they indicate an interest in purchasing or to not purchase any shares in this offering. It is also possible that these entities could indicate an interest in purchasing more of our ordinary shares. In addition, the underwriter could determine to sell fewer shares to any of these entities than the entities indicate an interest in purchasing or to not sell any shares to these entities. The underwriter will receive the same underwriting discount on any shares purchased by these entities as it will on any other shares sold to the public in this offering. The ordinary shares expected to be purchased by Axxion SA and certain of its affiliates will not be subject to the restrictions on transfer set forth in a lock-up agreement with the underwriter for this offering.

We have entered into a purchase agreement with Axxion SA, who will purchase a warrant, or the Axxion Warrant, for $10 million, which warrant is exercisable to purchase up to 666,667 ordinary shares, subject to the Beneficial Ownership Limitation described below, at an exercise price of $0.01 per share, which represents an effective price per share approximately equal to the initial public offering price per share, in a separate private placement transaction. The underwriter will serve as placement agent for the concurrent private placement. The closing of the private placement and the closing of this offering are conditioned upon each other. The Axxion Warrant and the ordinary shares underlying the Axxion Warrant will not be subject to the restrictions on transfer set forth in a lock-up agreement with the underwriter for this offering. The issuance and sale of the Axxion Warrant is being made in reliance on an exemption from registration contained in Regulation S under the Securities Act of 1933, as amended.

We have also granted the underwriter an option for a period of 30 days from the date of this prospectus to purchase up to an additional 100,000 ordinary shares on the same terms set forth above. See “Underwriting.”

Delivery of the ordinary shares is expected to be made on or about             , 2021.

___________________

Berenberg

Prospectus dated        , 2021

nuvo™
Give life
a better beginning™
Better access to pregnancy care
Reduced total cost of care
Better health outcomes for mom and baby
Enhanced and streamlined care experience
Population health data informing personalized care pathways

Neither we nor the underwriter has authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we nor the underwriter takes responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside of the United States, neither we nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including             , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise indicates, any reference to “Nuvo,” “our Company,” “the Company,” “us,” “we” and “our” refers to Nuvo Group Ltd., the issuer of the ordinary shares offered hereby, together with its consolidated subsidiary.

Basis of Presentation

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. We present our consolidated financial statements in U.S. dollars. Our fiscal year ends on December 31 of each year.

Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Unless derived from our financial statements or otherwise noted, the terms “shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States. The disclosure contains translations of certain NIS amounts into U.S. dollar amounts based on an exchange rate as of December 31, 2020 of 3.215, unless otherwise noted.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

INDUSTRY AND MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates and information. Neither we nor the underwriter have independently verified any of the data from third-party sources nor have we or the underwriter ascertained the underlying economic assumptions relied upon therein. Although we have not independently verified the accuracy or completeness of any third-party information, we believe the information in this prospectus concerning the industries in which we operate, competitive positions and the markets in which we operate is reliable.

ii

To Future Investors in Nuvo,

I want to take the opportunity to share my personal story and the Nuvo journey to Reinvent Pregnancy Care for the 21st Century.

In 2014, my wife, Hila and I were thrilled to be expecting our third child, but our excitement soon turned to anxiety and stress when her pregnancy was diagnosed as high risk.

Managing our high-risk pregnancy required frequent visits to the clinic for routine check-ups. As working parents with two young children at home, frequent monitoring trips proved very challenging. Ultimately, Hila had to quit her job, we had to hire a babysitter to take care of the kids and travel several times each week back and forth to the clinic.

Adding to the stress of managing a high-risk pregnancy, a misinterpretation of data almost resulted in an emergency C-section. The diagnosis that our baby was in distress seemed odd as Hila felt fine and we could feel the baby moving. We were skeptical about this diagnosis, and I jumped into gear as a data scientist and used the available monitoring tools to track the baby’s movement and create my own data tracing. We refused the C-section and complied with the doctor’s advice for more intensive monitoring.

During our intensive monitoring sessions, I was surprised by the shallow and limited data views generated by existing fetal monitoring technology, and witnessed the imprecision of current tools, as well as subjective interpretations as opposed to data-driven methods.

Ultimately, we were able to have a healthy regular delivery and our beautiful son, Uri, was born. Some families are not so lucky.

I remember sitting in the hospital for our monitoring sessions and seeing other families in similar positions of anxiety and testing and then more waiting for results.

I recall thinking, in an age of incredible technological advancements, why do pregnant women still have to travel to a hospital to be plugged into a wall for routine monitoring? As a data scientist, I questioned, why are the pregnant women travelling and not the data?

I knew there had to be a better way and that sparked my passion to reinvent pregnancy care for the 21st Century.

Based on our experience, I knew a deeper view of the womb was needed and it needs to be available to mom, wherever she is. I invented an AI-driven platform reimagining pregnancy care through the eyes of a data scientist and in partnership with a team of leading obstetricians and health tech experts.

What may simply look like just a wearable sensory band is actually an AI-powered connected care data platform that enables expectant mothers and their unborn babies to receive clinical-quality care in a virtual, self-applied way both at home and in the clinic.

It is pregnancy care reimagined for the 21st Century. I invite you to join us on our mission to Give Life a Better Beginning!

Sincerely,

Oren Oz

Founder

iii

PROSPECTUS SUMMARY

This summary contains selected information about our business and this offering contained elsewhere in this prospectus. It may not contain all the information that may be important to you. Investors should carefully read this entire prospectus before making an investment decision, including the information set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Company Overview

Our Business

We believe we are the most advanced data-driven remote healthcare solution focused exclusively on pregnancy care. Our business model today consists of a hardware/software hybrid platform that provides remote access to medical-grade data to all key participants in the pregnancy care ecosystem. Our solution, which we refer to as our INVU platform, is at the core of our business model and provides connected pregnancy care management both at home and in the clinic. We believe INVU is the first remote pregnancy monitoring platform cleared by the United States Food and Drug Administration, or FDA, that provides expectant mothers with a self-administered wireless sensory band that enables them and their obstetricians to monitor maternal and fetal heart rate, or MHR and FHR, and maternal uterine activity, or MUA, and its intended use, in conjunction with MHR and FHR, for non-stress tests, or NSTs, using passive technology both at home and in the clinic, from the 32nd week of pregnancy until the beginning of labor. Our goal is for our INVU platform to increase the ability for remote pregnancy care visits and to augment pregnancy care and to benefit all participants in the pregnancy care ecosystem through improved quality of care and healthcare outcomes, improved satisfaction and cost reduction for payers. Longer term, we aspire to expand our reach to become a global leader in pregnancy solutions from the first days of pregnancy onward.

The hardware component of our INVU platform is a proprietary self-administered wireless sensory band that obstetricians prescribe to expectant mothers who wear the sensory band during virtual visits to capture real-time data on key maternal and fetal health metrics. During these visits, a live reading allows the expectant mother to access simplified data and insights via the paired INVU application. Our wireless sensory band captures a unique set of in-depth physiological data from the expectant mother and unborn baby in a passive manner, without sending energy signals into the womb. Next, the data is digitized and sent wirelessly for analysis on our cloud-based servers by our sophisticated algorithms. Today, when obstetricians connect to our INVU platform, they have access to a digital dashboard that contains fetal and maternal heart rate tracings recorded during the session and data derived from these measurements for all expectant mothers and unborn babies in their care that use our INVU platform. This data is comparable to the fetal viability checks that normally occur during in-office prenatal visits. Our INVU platform is also capable of integrating with other peripheral and medical devices, such as blood pressure cuffs, subject to and in accordance with FDA regulation, which would allow expectant mothers and their obstetricians to easily record and track important vitals all on one application to inform personalized care plans. In the future, we intend to seek FDA clearance to use advanced machine-learning and AI capabilities to analyze the data we collect to provide obstetricians and expectant mothers with significantly more actionable predictive data and insights.

In order to do so, we have developed an external data platform which automatically captures and analyzes all data recorded by our INVU platform in research, clinical and commercial domains, to the extent we have a data sharing agreement in place, which we believe will enable the rapid development of future AI models. First, we plan to provide a rule-based decision support system based on the automation of existing clinical guidelines to support obstetricians in clinical decisions they are already making, which we believe will only require technical validation. Second, we plan to develop AI models aimed at providing obstetricians with new information they otherwise would not have access to, such as predicting risks before they become visible later in pregnancy, which will require clinical validation and FDA clearance. We are in various stages of development with our strategic partners. For example, mood disorder has reached the data collection and analysis stages, while some other AI models such as preeclampsia and diabetes are currently being conceptually designed.

Currently, our products are categorized as Class II devices and subject to the premarket notification requirements under section 510(k) of the Federal Food, Drug, and Cosmetic Act of 1938, or FDCA. See “Business — Government Regulation — The 510(k) remarket Notification Pathway.” Our INVU platform received 510(k) clearance from the

FDA to conduct a five minute trace of MHR and FHR for singleton pregnancies from the 32nd week of pregnancy until the beginning of labor in March 2020. We refer to this five minute trace as a fetal viability check and to this time frame as the INVU monitoring period. MUA, and its intended use, in conjunction with MHR and FHR, for NSTs, during the INVU monitoring period, received FDA clearance in May 2021, allowing us to perform fetal viability checks and measure MUA, and as a result, offer NSTs during the INVU monitoring period. We also received ISO 13485 certification in February 2020 for the development, manufacturing, marketing and sales of pregnancy monitoring devices. We are in the process of commercializing our INVU platform with an initial focus on large healthcare systems and obstetrician-physician practice management groups that practice value-based pregnancy care and that focus on value contracting with payers, mainly insurers and self-insured employers. In addition, obstetrician-physician practice management groups play a significant role in pregnancy care management during the INVU monitoring period, as they work with expectant mothers starting early in the pregnancy and therefore have a strong interest in improving pregnancy care during the period of pregnancy before labor, or antepartum period. We believe these groups will be most effective at implementing our technology in clinical practice due to the continuous flow of expectant mothers that they care for and their desire for improved outcomes at reduced cost that we believe our remote care platform will ultimately enable. We believe our INVU platform is the first device cleared to perform fetal viability checks and measure MUA during the antepartum period, and, as a result, offer NSTs, passively, remotely and through a self-administered wireless sensory band. Our technology acquires and records deep and rich data outputs during each monitoring session through our biopotential sensors, that detect electrical signals, and acoustic sensors, and extracts multiple physiological measurements from these data, including maternal and fetal electrocardiography, or mECG and fECG, and maternal and fetal phonocardiography, or mPCG and fPCG. We believe that these and other metrics based on our collected data will be critical to pregnancy management tests and procedures we plan to offer in the future. Over the longer term, we intend to conduct clinical trials to examine the impact of our INVU platform on monitoring compliance, quality of care and healthcare outcomes, as well as costs. If these trials demonstrate that our INVU platform increases monitoring compliance, improves quality of care and healthcare outcomes, as well as reduces payer costs, we expect this will drive adoption of our INVU platform.

In December 2020, we entered into our first commercial contract with Axia Women’s Health, or Axia, one of the largest obstetrician private practice group of physicians focused on women’s health in the United States. We refer to our commercial contracts with major healthcare systems and obstetrician-physician practice management groups as enterprise level agreements. For a discussion of our current and intended enterprise level agreements, please see “Business — Overview — Our Revenue Model.” If we demonstrate that our INVU platform increases monitoring compliance, improves quality of care and healthcare outcomes, as well as reduces payer costs, we expect to focus on seeking long-term contracts with payers that allow us to benefit from a percentage of any cost-savings that we achieve. We also believe that any cost-savings achieved from utilizing our INVU platform will incentivize payers to encourage their obstetrician networks and expectant mothers to utilize our INVU platform. We aspire to develop an INVU-centered ecosystem for broader pregnancy-related and mother-centric services, and to provide every expectant mother an opportunity for access to clinical-quality care for herself and her unborn baby, independent of her geographic location.

As more expectant mothers have access to and use our INVU platform, we intend to use the increasing amount of data we capture and aggregate to identify patterns and trends that are associated with certain risks and outcomes that we expect will enable us to make highly useful and actionable predictive recommendations to benefit our user community of expectant mothers and obstetricians and population health in general. We intend to apply data algorithms and other innovative digital tools to conduct AI-powered machine learning and computer-based predictive analytics to make targeted predictive recommendations to individual expectant mothers who have health profiles for which we have identified particular, notable patterns and trends. We believe these predictive insights, such as identifying risks before they become visible later in pregnancy, will help obstetricians to improve monitoring schedules and frequency and identify appropriate times to intervene for individual pregnancies and facilitate population health strategies aimed at improving a specific population’s health outcome as efficiencies are improved and costs are reduced. We expect that our ability to develop biomarkers and predictive analytics will set us apart from other pregnancy management monitoring systems and make us more effective at enabling proactive pregnancy management to improve outcomes for expectant mothers and unborn babies.

Our innovative technology is protected by an extensive global patent portfolio consisting of 14 issued U.S. patents, 10 pending U.S. utility patent applications, 33 issued foreign patents, 12 pending foreign patent applications and two pending international, or PCT, patent applications, which we constantly review and seek to expand. We believe that we will be able to obtain patents relating to data input, the means of analysis and the output from such analysis. We believe that our technology and the protection that we have afforded it currently give us a significant competitive advantage and is a barrier to competitors. Subject to the receipt of required regulatory clearances and approvals, we expect to further strengthen our INVU platform by gathering and analyzing more data and potentially identifying patterns and trends to develop predictive models and population health strategies.

Our Market Opportunity

Worsening Structural Challenges to Pregnancy Care in the US are Weighing on Moms and the System…

Map Key[1]
No access to maternity care
Very limited access to maternity care
Limited access to maternity care
Access to maternity care

OB-GYNs in 2020 & 2050[2]

45
43
41
39
37
35
33
31
OB-GYNs (000s)
43
37
2020
2050
OB-GYNs

Annual Births in 2020 & 2050[3]

4.9
4.6
4.3
4.0
3.7
3.4
3.1
Annual Births (m)
3.8
4.8
2020
2050
Annual

…Leading to an Unnecessarily Cumbersome and Dangerous Pregnancy Experience

35% of Pregnant Women go to hospital for non-urgent reasons → 1.3M visits per year[4]

Prolonged Labor occurs in 10% of annual births → 380k births per year[5]

50% of C-sections are avoidable → 602k births per year[6]

Pre-term Labor occurs in 10% of annual births → 380k births per year[7]

On average, in-person prenatal visits take over 800 minutes during the life of a pregnancy[8]

77% of expecting Moms would prefer virtual prenatal visits[8]

Sources: 1) AAMC, 2018 2) AJMC, 2019 3) Statista, 2021 4) AJOG, 2017 5) Online Journal of Health Ethics, 2006 6) World Health Report, 2010 7) CDC, 2018; 8) Company Survey, 2021

According to Rabin Martin, a global health strategy firm, as of 2013, approximately $111 billion was being spent annually on prenatal and neonatal care in the United States. Our INVU solution, which has the potential to cover global prenatal monitoring throughout a pregnancy term, we believe represents about $45 billion of this total spend. In the United States, there are 3.75 million annual pregnancies of which 75% are treated as low-risk and 25% are treated as high-risk, according to UCSF Health and L.E.K. research and analysis. According to the Journal of the American Medical Association, or JAMA, low-risk pregnancies represent approximately $53 billion of spending and high-risk pregnancies represent approximately $58 billion of spending. Furthermore, according to the American Journal of Managed Care, or AJMC, the average national cost of childbirth admission for an individual with employer-sponsored insurance is approximately $14,000. We believe that this large, dynamic market is ripe for disruption for several reasons in addition to the shortage of obstetricians. First, the rise in adverse outcomes for infants and mothers, including increased mortality and an increase in high-risk pregnancies, or HRPs, requires better solutions. Second, current remote fetal monitoring technology is outdated, as it is primarily based upon cardiotocography, or CTG, which was designed for monitoring during labor and delivery, or intrapartum period, in clinics by experienced professionals. As a result, we believe it is significantly less reliable or accurate than monitoring provided in healthcare facilities, is not well-designed for self-administration and is ill-equipped to remotely monitor many pregnancy-related problems during the antepartum period. Third, the substantial costs of pregnancy care continues to increase without any meaningful corresponding improvement in results and, in some cases, results in a failure to receive care. Fourth, the United States is facing a growing and severe shortage of obstetricians during a time when better care is needed. Healthcare has been trending to telehealth infrastructure and remote monitoring solutions, such as INVU, for care delivery and practice revenue generation. The COVID-19 pandemic has also greatly accelerated the move to telehealth.

According to the World Factbook, the United States currently ranks 52nd in the world for infant mortality, with 5.2 deaths per 1,000 live births, making it the most dangerous developed country to give birth in, behind many emerging countries. The American College of Obstetricians and Gynecologists, or ACOG, reported in 2017 that approximately 50% of U.S. counties did not have access to an obstetrician, and currently, there is a national shortage of approximately 9,000 obstetricians. This shortage is expected to increase to approximately 22,000 by 2050. In addition, according to the Centers for Disease Control and Prevention, or CDC, approximately 50,000 women have avoidable complications from pregnancy, involving life-threatening labor and delivery complications. In addition, maternal mortality in the United States rose 145% from 1998 to 2018 with no signs of declining, according to The Commonwealth Fund. According to the World Health Organization, or WHO, globally, approximately 295,000 women died from preventable causes related to pregnancy in 2017, or approximately 810 women every day. According to a study published in 2017, approximately 36% of the pregnant women who participated in the study had at least one visit to the emergency department that was non-urgent. While WHO has recommended that C-sections should not exceed 10% to 15% of all deliveries in any country, the CDC reported more than 31% of all deliveries in the United States were by C-section in 2018. According to the March of Dimes, prolonged labor and pre-term labor each occur in approximately 10% of annual births, or approximately 380,000 births per year.

We believe that our INVU platform has the potential to benefit from this market opportunity and our goal is to (i) optimize health outcomes for expectant mothers and unborn babies through the right care and support at the right time and from any location that the expectant mother chooses, and (ii) focus on value-based care through an emphasis on decreasing costs, while increasing quality of care, and improving the expectant mother’s experience and health outcomes.

Our Platform

Our INVU platform was designed to allow expectant mothers to access prenatal care both at home and in the clinic according to their obstetrician’s protocol, through a self-administered and easy to use wireless sensory band that connects to our cloud-based platform and provides personalized clinical-quality care in a virtual environment, in real time. Our technology is based on the actions of capture, compute and visualize, and was built to provide an inside view of the pregnancy through deep physiological measurements and advanced data analysis for purposes of providing better information to inform the care of expectant mothers and unborn babies. Through our INVU platform we are able to gather relevant data, analyze this data to report key maternal and fetal health metrics and, ultimately, in the future we expect to facilitate preventive care.

The prescription initiated, protocol-driven process from the expectant mother’s completion of monitoring to return of our device is demonstrated below.

Our INVU platform is a holistic pregnancy care solution with two integrated components, hardware and software. The hardware component comprises a proprietary, wireless sensory band with multi-modality technology, which captures detailed and granular signals that we believe enables our INVU platform, after analysis of the signals, to provide more useful data relative to other remote and in-office monitoring devices. Our wireless sensory band transmits signals from any location to the software component, a dynamic cloud computing environment that processes and analyzes data and, ultimately, transmits personalized reports on key maternal and fetal health metrics to the expectant mother and her obstetrician through digital visualization tools. This capture, compute and visualization process is demonstrated below.

Key Attributes

We believe our INVU platform provides the following key benefits for expectant mothers, unborn babies, obstetricians and payers:

•        Increased access to care:    Expectant mothers can access clinical-quality pregnancy care anytime, anywhere during the antepartum period subject to any restrictions as to time and place in any FDA clearance, without the need to travel to medical offices or spend time in waiting rooms and regardless of obstetrician proximity. Obstetricians can access medical-grade data from any location they desire through a digital dashboard that displays key maternal and fetal health metrics from the expectant mothers and unborn babies that they care for who use our INVU platform.

•        Improved user experience:    Expectant mothers can administer our wireless sensory band without assistance from a medical professional. Obstetricians can integrate our INVU platform with other existing systems and protocols, subject to FDA clearance in some cases, can easily schedule monitoring sessions and conduct monitoring on short notice on a near real time basis if concerns arise, and can send messages to the expectant mothers in their care.

•        Reduced cost of care:    We believe that use of our INVU platform will lead to fewer required in-person visits by expectant mothers to obstetricians and healthcare facilities, and ultimately fewer procedures, which would result in lower costs across the healthcare system.

•        Improved outcomes:    We believe that expectant mothers will be more likely to comply with our monitoring protocols, which, together with other benefits of our INVU platform, has the potential to result in better health outcomes if the frequency of complications and other events, such as C-sections, emergency department visits, hospital stays and NICU stays are reduced.

•        Improved population health strategies:    We believe that our future ability to analyze aggregated data will enable us to make highly useful and actionable predictive recommendations which will result in a healthier population of expectant mothers and unborn babies.

We believe our INVU platform is the only platform that contains all of the above attributes and that also (i) utilizes multimodality technology in one instrument to monitor pregnancy, (ii) utilizes ECG and PCG for remote monitoring, (iii) can monitor continuously, passively and remotely in accordance with obstetrician-prescribed protocol when the expectant mother is wearing our wireless sensory band, (iv) provides substantially equivalent results to CTG, which is the existing standard of care for pregnancy care monitoring and offers NSTs passively, remotely and through self-administration during the INVU monitoring period, (v) delivers high resolution and personalized medical-grade data to the obstetrician and the expectant mother and (vi) has the potential to aggregate data and apply innovative digital tools to make targeted predictive recommendations, as well as enable population health strategies.

Future Plans and Expectations

We intend to seek clearance to extend our INVU monitoring period as well as report other measurements. If we obtain additional clearances to report other measurements that our INVU platform is able to capture, compute and visualize, we will be able to provide and market additional pregnancy health metrics to participants in the pregnancy care management process, including expectant mothers and obstetricians. We intend to utilize the data we collect, combined with external guidelines, to establish cloud-based decision support systems. We also expect to add external data provided by third-party sources such as Hadassah Medical Organization, or Hadassah, and harmonize all data we have collected into one cohesive set. We intend to develop decision support tools to analyze the data we collect to develop and execute new personalized care protocols and population health strategies which we believe will enhance our value-based care model. We also intend to apply data algorithms and other innovative digital tools to conduct AI-powered machine learning computer analyses to identify patterns and trends based on the data and to develop predictive models to ultimately enable population health strategies. These population health strategies are expected to (i) enable us to develop and validate personalized care protocols and population health strategies and ultimately be able to make AI-based recommendations, including as to digital and other therapies, that will enhance preemptive care and provide predictive insights to tackle significant pregnancy challenges, and (ii) assist us in building our data-driven digital healthcare platform, increasing our revenues and realizing our vision to become the standard of care for remote pregnancy monitoring and pregnancy care management.

In addition to providing better care for expectant mothers and unborn babies, we believe that as our INVU platform develops, obstetricians will be able to use existing and expanded current procedural terminology, or CPT, codes for reimbursement for expectant mothers utilizing our platform and to employ our INVU platform, to maintain or increase their revenue and improve effectiveness. This is due, in part, to the additional efficiencies which we believe will allow them to increase the number of expectant mothers they care for and be more available when procedures are required. To convince more obstetricians, we will need to present sufficient impact evidence of the increased monitoring compliance, improved quality of care and healthcare outcomes, as well as reduced payer costs, obtained from our services to our initial obstetricians. If we can provide such evidence, we believe our strategic partners will be more likely to incentivize payers to enter into value contracts and partner with them, and payers will be more likely to encourage their obstetrician networks and expectant mothers to utilize our services.

As part of our operational strategy, we expect to establish a third-party operated servicing center where our wireless sensory bands will be prepared for use by the next expectant mother after thorough cleaning and quality control testing and, if needed, fixing and refurbishing, which could involve replacement of some sensors. See “Business — Manufacturing and Supply.” We believe that, on average, a wireless sensory band should be viable for approximately 12 mothers over a two-year period before needing to be replaced.

Our Revenue Model

Current State

We have recently begun to commercialize our INVU platform. Currently, we have one enterprise level contract which we entered into in December 2020 with Axia, one of the largest obstetrician private practice group of physicians focused on women’s health in the United States which in recent years, accounted for approximately 30,000 births annually and is a leading proponent of value-based care. See “Business — Overview — Our Revenue Model — Current State” for more information.

Future State

We intend to focus on the most significant providers of prenatal care in the United States that often control the entire pregnancy journey. Our primary initial customer focus is on long-term enterprise level contracts with larger obstetrician-physician practice management groups, such as Axia, and renowned U.S. healthcare systems. If we establish evidence of the short and long-term benefits of our INVU platform and our ability to generate value for payers, we aim to seek long-term contracts with payers, primarily insurers and self-insured employers.

We believe that the data we expect to acquire from expectant mothers and unborn babies we monitor as we expand and improve our pregnancy care platform, the clinical innovation that we expect to result from the decision support tools we expect to develop and the insights we expect to gain and predictive models created based on our analysis of such data with these tools, will lead to increased efficiency and improved outcomes. We expect these improvements will, in turn, generate cost savings and result in higher profitability through individual and population health strategies. We intend to monetize these capabilities, if developed, by selling to payers the anonymized population insights we obtain through our INVU platform, and by sharing in the cost savings that payers realize from these insights. See “Business — Overview — Our Revenue Model — Future State” for more information.

Our Strategic Partnerships

We believe our strategic partnerships are fundamental to our current and future business model. We have a structured business development process to map the landscape of potential strategic partners. Over time, we have developed and cultivated a number of strategic relationships and we are seeking to develop additional relationships in each of the three categories described below.

Implementers

Implementers are provider partners with an installed base of clinicians that understand how to prescribe and use our INVU platform for the expectant mothers under their care. Our current implementers include Axia, Babyscripts and a medical institution located in the Pacific United States. Axia is one of the largest obstetrician private practice group of physicians in the United States focused on women’s health, accounting for approximately 30,000 births annually in recent years. Implementation within Axia’s care delivery will also monitor for provider and patient satisfaction and NST services. Our ultimate goal is to have up to 80% to 100% of Axia’s population of expectant mothers utilizing our INVU platform, and to seek payer/provider partnership, per our enterprise contract. Babyscripts is a leading virtual care platform for managing obstetrics, with which we entered into a collaboration in late September 2021 to offer non-stress tests by INVU, within Babyscripts’ commercial ecosystem, which includes approximately 200,000 unique pregnancies across 30 states. In recent years, the medical institution located in the Pacific United States has cared for over one-third of the births of the state where it is located and a disproportionate amount of the HRPs of the state, and is currently studying shifting delivery of care to a remote setting and the ability to obtain shared savings, primarily through reducing transportation costs and operational inefficiencies, using our INVU platform. If successful, we intend to negotiate a payer-involved enterprise agreement with such medical institution. We are also in discussions with other obstetrician-physician practice management groups with scale, size and value contracting ability and regional healthcare systems with affiliate health plans.

Validators

Validators are academic medical institutions that have experience in building robust clinical evidence based on our already developed INVU platform to create new care pathways backed by key opinion leaders. Our initial validators are the University of Pennsylvania, or UPenn, as well as an academic medical institution located in the South Central United States. UPenn has been a key academic partner since our inception, and has already run clinical trials for comparative endpoints for MHR, FHR and MUA. It is conducting an NST operational viability trial seeking to validate our INVU platform’s NST capabilities for home use HRP. We expect to continue to work with UPenn to validate the most important aspects of our INVU platform. The academic medical institution located in the South Central United States participated with UPenn in the completed study comparing MUA to intrauterine pressure catheter, or IUPC, and is working with us to evaluate innovative rural management solutions through INVU remote monitoring.

Pioneers

Pioneers are research experts, mainly academic centers, with specific domain expertise that have the goal of advancing pregnancy care and have the ability to analyze our rich and robust data signals to help determine predictive markers through such data. We anticipate that most of our pioneers will have clinical champions or data and research scientists specialized in their specific domain. Currently, a lab affiliated with the University of Utah’s Psychology Department and Hadasit Medical Research Services & Development, Ltd., or Hadasit, are our first pioneers, and we have strong relationships with other potential pioneers with whom we are in discussions to develop other predictive markers for such indications as diabetes, preeclampsia and mood disorders. The University of Utah is conducting a study, sponsored by a National Institute of Mental Health, or NIMH grant, of maternal mood disorders through an analysis of MHR and FHR variability, from which we intend to develop a predictive biomarker for mood disorder in pregnant women. The study is expected to involve 200 subjects and be completed within two years from March 2021. The University of Utah chose our INVU platform because of its remote monitoring capabilities and the superior resolution of its data, including the ability to measure beat-by-beat HR variability. Hadasit is working with us to commence a future study, which will utilize its extensive pregnancy care database, to develop and validate AI-based predictive capabilities of our INVU platform for FHR, maternal and neonatal clinical outcome-related measures and the ability to predict the likelihood of C-sections.

We continue to actively and deliberately reach out across our entire strategic growth map to new potential implementers, validators and pioneers directly, through our developing network or via scientific collaboration.

Our Competitive Advantages

We believe the following combination of strengths, capabilities and features of our data-driven connected pregnancy care management platform distinguishes us from our competitors and positions us to successfully compete, to address certain market opportunities and weaknesses, and to disrupt the pregnancy care management and monitoring market, through our innovative INVU platform. We also believe that this market will show significant growth over the next years and decades, and that we are well-positioned to benefit from such growth.

Our INVU platform increases access to care through a remote solution.    In recent years, telehealth infrastructure and remote monitoring solutions have become indispensable tools for care delivery and medical practice revenue generation. Pregnancy care has lagged behind other medical fields with respect to remote care due to difficulty in developing remote technology that can be easily administered early in the pregnancy without assistance and that provides monitoring within protocols at home that yield substantially equivalent results as the current standard of care obtained within healthcare facilities. Through clinical studies, we have established that our INVU platform is capable of providing substantially equivalent fetal viability measurements and offering NSTs, which capabilities are based on HR beat-by-beat detection technology, and MUA measurements, as applicable. Our INVU platform, which we believe is the only platform that uses new technology cleared by the FDA for pregnancy monitoring during the antepartum period, will be of particular benefit to three types of expectant mothers: Those living in rural areas without access to care, or those whose clinics see a high volume of expectant mothers; expectant mothers with low-risk pregnancies, or LRPs, who can enjoy greater freedoms associated with remote visits; and expectant mothers with HRPs who can also travel less frequently for in-office visits and should enjoy more flexibility and freedom in receiving the proper level of care that they need. In addition, COVID-19 and variants of the virus have further accelerated acceptance of remote preventive care by both care providers and patients. We believe our INVU platform will be unmatched in remote care and in distributing access to safe and enhanced pregnancy care.

Our wireless sensory band is designed to be self-administered by expectant mothers both at home and in the clinic.    Our wireless sensory band was designed from the perspective of the expectant mother to be easy to use and applied by the expectant mother. We continue to modify the material and fabric of our wireless sensory band to maximize comfort in addition to ease of use. Most other devices that are labeled as remote-use devices are, in effect, miniaturized CTGs, which have proven to be difficult to properly self-administer without assistance from a medical professional. We believe an expectant mother’s ability to utilize our INVU platform both at home and in the clinic, and without assistance, significantly enhances the expectant mother’s experience, and we expect will increase compliance with routine monitoring protocols.

Our INVU platform has the potential to enable proactive pregnancy management, which we believe will result in better outcomes.    Today, our INVU platform is capable of helping obstetricians provide expectant mothers with routine prenatal care and offer NSTs, in each case during the INVU monitoring period for singleton pregnancies. As we offer more NSTs, we will capture more data in a less costly manner, which we believe, among other things, will help to identify patterns and trends that may allow detection of certain complications earlier and facilitate timely intervention. As we continue to utilize our measurement capabilities, we also expect to develop biomarkers and predictive analytics, which we believe will set us apart from our competitors and make us more effective at enabling proactive pregnancy management to improve outcomes for expectant mothers and unborn babies.

Our INVU platform should make clinical-quality remote pregnancy care more attractive for obstetricians and payers, which we believe will increase adoption as a new standard of care.    We believe obstetricians will be incentivized to prescribe our solution because they will gain access to medical-grade data remotely, efficiently and with less effort for both expectant mother and obstetrician. These features are tangible differentiators in the practitioners’ service offerings, which we expect to create the opportunity to strengthen the relationship to the expectant mother via virtual visits, while also potentially enabling increased compliance and better outcomes. Ultimately, the ability for improved virtual access to the expectant mothers they care for may allow obstetricians to reallocate scarce resources to cases where their physical presence and care is otherwise required. We believe payers will be incentivized to adopt our solution as a way to rationalize systemic healthcare costs. Even expectant mothers with LRPs should benefit through their improved access to basic prenatal care and virtual triaging and visits, as well as on transportation, childcare, and missed work costs, among other costs. As we commercialize our INVU platform, we believe we will be able to provide impact evidence to obstetricians and payers of the cost-benefits of our solution.

Our distributed care technology provides detailed data to enable population health strategies, and our database becomes harder to replicate as it grows.    Through our advanced, multi-modality pregnancy monitoring technology, we believe we capture more detailed and granular signals and multiple physiological measurements, remotely, passively and in near real time, and acquire significantly more data from the expectant mother and unborn baby than other pregnancy monitoring systems. As we validate, aggregate and analyze data with respect to other physiological measurements, we will strengthen our predictive abilities and, we believe, will eventually be successful in tackling significant pregnancy challenges. As our database increases with additional expectant mothers being monitored and data from clinical studies and other third-party sources, we plan to aggregate data in the cloud and combine it with existing guidelines to develop decision support systems, harmonize our data into one cohesive set, and apply data algorithms and other innovative digital tools to conduct AI-powered machine learning and computer-based predictive analytics. In addition, we expect these results will enable us to develop personalized and predictive care pathways for expectant mothers and unborn babies, make Al-based recommendations for treatment to the obstetrician, and provide more personalized care and better outcomes for expectant mothers and unborn babies. In addition, we believe these results will enable us to develop population health strategies to tackle significant pregnancy challenges. As a result, we believe that we will be able to increase our revenues, make it harder for competitors to replicate our capabilities and establish INVU as the standard for pregnancy care management.

We have a comprehensive intellectual property portfolio.    Our innovative technology is protected by an extensive global patent portfolio consisting of 11 issued U.S. utility patents, 10 pending U.S. utility patent applications, 26 issued foreign utility patents, 12 pending foreign utility patent applications and two PCT patent applications. Our patent portfolio also includes three issued U.S. design patents and seven issued foreign design patents. In addition, we own trade secrets and research and development know-how supporting our INVU platform. Our comprehensive portfolio of intellectual property enables our highly advanced INVU platform, and we believe it would be difficult for a competitor to develop an equivalent product without considerable time and expense.

Our senior management team and Board have deep industry experience.    Our organization is characterized by a strong, entrepreneurial corporate culture that fosters our vision of improved, remote, accessible and affordable pregnancy management. Our founder is a major shareholder who drives our focus on long-term success in our mission to become the standard of care for remote pregnancy monitoring and pregnancy care management. Our senior management team and Board consist of seasoned medical device and other professionals, with a wide array of experience. Our Board has significant and diverse public market expertise in small and large U.S.-listed entities, as well as executive leadership experience in listed digital healthcare companies. Together, we have over a century of experience in operating, growing and overseeing multi-national companies and healthcare related businesses. We believe our mission-driven team spirit, diverse background and significant experience in our industry, positions us to excel and deliver against our strategic objectives.

See “Business — Our Competitive Advantages” for more information about the strengths of our platform.

Our Growth Strategies

Our goal is to become the standard of care for remote pregnancy monitoring and pregnancy care management through the development of our INVU platform. To achieve our growth plan, we expect to employ the following core strategies:

Continue to scale our operations in the United States to accelerate the adoption of our INVU platform.    We expect to continue to scale our business in the United States by hiring additional U.S.-based managers as well as sales and marketing and end-user support personnel to enhance our ability to acquire customers and retain and grow these relationships. We expect that by expanding our U.S. team, we will acquire additional commercial expertise that will enable us to grow our customer and revenue base by continuing to cultivate satisfied customers and building key relationships with U.S. medical societies, which we believe will position us to create the value and tools required to win in an evolving competitive landscape.

Build a growing user and partner base through a stepwise approach, from providers to payers, while investing in expanding awareness of our INVU platform.    We envision our stepwise approach to include a strategy that initially focuses on care providers and subsequently on attracting payer networks, which we believe will provide us with access to the largest population of expectant mothers. We expect strategic partnerships with care providers, such as Axia, to increase traction for our services and allow us to scale more quickly. We believe we have a healthy pipeline of U.S. and international providers and payers of strategic relevance, which we believe we will be able to convert to long-term partners and customers over time. In addition, we intend to spend considerable time and money seeking to educate expectant mothers and their obstetricians about the benefits of our remote monitoring technology. We expect that increased awareness among these groups will highlight the benefits of our INVU platform, including ease of use, cost savings, access, and quality of data, which should increase adoption and accelerate our growth.

Aggregate the data we capture to identify patterns and trends that will enable us to make predictive recommendations to benefit our user community and population health in general.    Our INVU platform is currently capable of collecting a significant amount of detailed and granular data from each expectant mother whenever the expectant mother is wearing our wireless sensory band. As we validate, aggregate and analyze data with respect to other physiological measurements, we will strengthen our predictive abilities and, we believe, will eventually be successful in tackling significant pregnancy challenges, such as C-sections, preeclampsia, fetal and maternal arrhythmia and mood disorder. Our predictive insights, such as identifying risks before they become visible later in a pregnancy, will help obstetricians to improve monitoring schedules and frequency and identify appropriate times to intervene, both for individual pregnancies and population health applications. These capabilities, if developed, may facilitate a more efficient use of resources and lead to improved outcomes, which we believe will further enhance our value-based care model and, in turn, generate cost savings for our payer partners. We intend to monetize these capabilities by selling to payers the anonymized population insights that we obtain through our INVU platform, and by sharing in the cost savings that payers realize from these insights. We expect that these strategies will set us apart from other pregnancy management monitoring systems in the future.

Continue investing in research and development to enhance the quality and performance of our INVU platform.    We believe that continued investment in our research and development capabilities will enable us to obtain additional regulatory clearances to support the expansion of our service offerings from our INVU platform. We believe we are one of a few remote providers able to capture, compute and visualize this data to obstetricians. Next, we plan to develop and utilize the measurements within our capabilities to power and fuel our predictive model. We may also expand our offerings by seeking clearance to provide some of these measurements to expectant mothers and obstetricians. We expect that continued investment in research and development will allow us to improve our product offerings and enable our products to become the standard of care for remote pregnancy monitoring and pregnancy care management. We believe that maintaining and growing our intellectual property portfolio will protect and expand our competitive position. See “— Our Competitive Advantages” and “Business — Research and Development.”

We intend to expand our reach globally.    Our ambition is to improve pregnancy care globally. We intend to file for a CE mark in Europe in 2022, which if approved, should allow us to offer NSTs using our FHR, MHR and MUA capabilities in certain circumstances. Our business development work in this region indicates substantial demand for our solutions. We are in discussions already in Germany and Israel with various enterprise-level healthcare systems as well as payer networks. As we obtain clearances and approvals in these and other jurisdictions, we believe our expanded reach will allow us to become a global leader in pregnancy solutions from the first days of pregnancy onward. As we scale globally, we expect to maintain our fundamental approach to commercialization to focus on building strong relationships with local care networks and payers as our anchor partners.

See “Business — Our Growth Strategies” for more information about how we intend to further develop our platform going forward.

Recent Developments

Senior Management Appointment

In August 2021, Kelly Londy was appointed our Chief Executive Officer. Prior to joining us, Ms. Londy served as Chief Executive Officer of Innoblative Designs, Inc., an early-stage medical device company, where she led product development, regulatory strategy, go-to-market process and fundraising to support multiple indications and market access development. Ms. Londy succeeds Oren Oz, founder and former Chief Executive Officer, who has transitioned to the role of our Chief Innovation Officer and remains a member of our Board of Directors.

SAFEs

We entered into Simple Agreements for Future Equity, or SAFEs, with several existing shareholders and new investors, pursuant to which we issued to the investors the right to acquire certain shares of our share capital in exchange for payment by the investors, subject to certain terms and conditions. During 2020, a total of approximately $2.4 million was raised through SAFEs. From January 2021 through August 2021, we entered into additional SAFEs for approximately $18.1 million.

The SAFEs entered into prior to April 26, 2021, as revised, in an aggregate amount of approximately $15.0 million provide for a pre-money valuation cap of $200 million, in the event of a Liquidity Event (as defined below), and a 15% discount conversion rate, or the Discount Rate, in the event of an Equity Financing (as defined below). The SAFEs entered into on or after April 26, 2021 contain substantially identical terms but provide for a pre-money valuation cap of $625 million and a 25% Discount Rate. These SAFEs will convert into ordinary shares in the event of: (i) an equity financing in which we issue and sell shares of equity for proceeds of at least $20.0 million, or an Equity Financing or (ii) either a change of control transaction or an initial public offering, whichever occurs sooner, which in each case is referred to as a Liquidity Event. Upon the occurrence of a Liquidity Event, the investor will, at its discretion, receive either a cash repayment (without interest) or shares of the most senior series. In the event of a conversion, the conversion price is calculated as either: (i) in the case of an Equity Financing, either (a) the price per share of the ordinary shares sold in connection with the Equity Financing less the Discount Rate when the pre-money valuation is less than $200 million or $625 million, as applicable, or (b) the price per ordinary share equal to the pre-money valuation cap divided by our outstanding capitalization in effect immediately prior to the Equity Financing, calculated on an as-converted and fully diluted basis when the pre-money valuation is greater than $200 million or $625 million, as applicable, and (ii) in the case of a Liquidity Event, the price per ordinary share equal to the pre-money valuation cap divided by our outstanding capitalization in effect immediately prior to the Liquidity Event, calculated on an as-converted and fully diluted basis.

In October and November 2021, we entered into SAFEs with certain investors in a financing round pursuant to which $25.7 million was raised. The terms of these SAFEs are identical to the SAFEs entered into on or after April 26, 2021, except that (i) the definition of Equity Financing contemplates an equity offering, including an initial public offering, of at least $30.0 million, (ii) instead of a Liquidity Event, there is a conversion trigger upon a Change of Control (as defined therein), in which case the conversion price is calculated as the price per share received by either the Company or its shareholders in connection with the Change of Control less the Discount Rate, divided by our outstanding capitalization in effect immediately prior to the Equity Financing, calculated on an as-converted and fully diluted basis, and (iii) the funds received from these SAFEs were placed into an escrow account and will be returned to investors if no Equity Financing or Change of Control occurs by December 31, 2021, unless we and the investors agree to extend such date. In December 2021, we and investors representing approximately 89% of the SAFEs entered into during October and November of 2021 executed amendments to such SAFEs, pursuant to which such investors agreed (i) to revise the definition of Equity Financing to contemplate an equity offering, including an initial public offering, regardless of the aggregate offering size and (ii) that upon consummation of an initial public offering, such as this offering, the funds held in escrow representing the purchase price of such SAFEs shall be released to the Company. Any investors of the SAFEs entered into during October and November of 2021 that do not execute an amendment to such SAFE will receive its investment from escrow in cash on December 31, 2021 under such SAFE.

This offering will constitute (i) a Liquidity Event under the SAFEs entered into prior to April 26, 2021, and the investors will be entitled to receive either a cash repayment (without interest) or our ordinary shares at their discretion, and (ii) an Equity Financing under the SAFEs entered into on and after April 26, 2021, and the applicable investor will be entitled to receive our ordinary shares, in each case pursuant to the terms of the SAFEs.

New Commercial Relationships

Charité — Universitätsmedizin Berlin and Berlin Institute of Health at Charite (BIH) (collectively, “Charité”) is one of Europe’s largest university hospitals, affiliated with Humboldt University and Free University Berlin. Pursuant to our Evaluation Agreement with Charité, dated as of September 29, 2021 (the “Charité Agreement”), we have agreed to sponsor a clinical trial within and carried out by Charité in Berlin, Germany that focuses on shifting the delivery of care from hospitals to home settings for routine pregnancies.

Philips North America LLC (“Philips”) is a leading health technology company focused on improving people’s health and well-being, and enabling better outcomes across the health continuum — from healthy living and prevention, to diagnosis, treatment and home care. Pursuant to the Master Pilot Study Cooperation Agreement, dated October 29, 2021 (the “Philips Agreement”), the parties have agreed to cooperate on improving the prenatal care experience for patients, providers and payers alike.

Sheba Medical Center (“Sheba”) is the largest hospital in Israel. The letter of intent entered into on October 31, 2021 (the “Sheba LOI”) contemplates that, together with Sheba’s deployment of INVU, the parties will collaborate on the development of personalized care pathways, predictive/prescriptive analytics, and other care delivery data-management tools, all of which would largely utilize AI in different capacities.

IHC Health Services, Inc. (“Intermountain”), with a team of more than 41,000 caregivers, is an integrated, not-for-profit health system based in Salt Lake City, Utah, with clinics, a medical group, affiliate networks, hospitals, homecare, telehealth, health insurance plans, and other services. Pursuant to the Clinical Trial Agreement, dated November 10, 2021 (the “IHC Agreement”), Intermountain has agreed to carry out a two-part study sponsored by us, entitled “A Single center, Open-Label, Prospective Clinical Study evaluating the data utility and usability of remote NST performed by INVU system.”

Unified Women’s Healthcare, LP (“Unified”) is a diversified women’s health company, which collectively supports more than 2,500 providers across nearly 900 locations in North America. Pursuant to the Collaboration Agreement, dated November 16, 2021 (the “Unified Agreement”), we and Unified agreed to pursue an early stage collaboration that will seek to advance pre-natal care through the use of INVU with Unified’s advanced care delivery practices in order to better manage at-risk pregnancies.

For a further description of each of the Charité Agreement, the Philips Agreement, the Sheba LOI and the Unified Agreement, see “Business — Recent Developments — New Commercial Relationships.”

Share Split

Immediately prior to the completion of this offering, we intend to declare a 1-for-1.20528932832588 share split of all outstanding ordinary shares. See “Description of Capital Stock.”

Private Placement

We have entered into a purchase agreement with Axxion SA, who will purchase the Axxion Warrant for $10 million, which warrant is exercisable to purchase up to 666,667 ordinary shares, subject to the Beneficial Ownership Limitation described below, at an exercise price of $0.01 per share, which represents an effective price per share approximately equal to the initial public offering price per share, in a separate private placement transaction.

The underwriter serves as placement agent for the private placement. The closing of the private placement and the closing of this offering are conditioned upon each other. The issuance and sale of the Axxion Warrant is being made in reliance on an exemption from registration contained in Regulation S under the Securities Act. The Axxion Warrant is not registered by the registration statement of which this prospectus is a part and has not been registered under the Securities Act, and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements of the Securities Act.

Duration and Exercise Price

The Axxion Warrant will be exercisable immediately, subject to the Beneficial Ownership Limitation, and will expire ten years from the date of this prospectus. The exercise price and number of ordinary shares issuable upon exercise of the Axxion Warrant are subject to appropriate adjustment in the event of dividends, share splits, reorganizations or similar events affecting ordinary shares and the exercise price. The Axxion Warrant will be issued in certificated form only.

Exercisability

The Axxion Warrant will be exercisable, at the option of the holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ordinary shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). The holder will not have the right to exercise the Axxion Warrant, in whole or in part, if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage is determined, from time to time, in accordance with the terms of the Axxion Warrant (the “Beneficial Ownership Limitation”).

Cashless Exercise

If, at the time a holder exercises the Axxion Warrant, a registration statement registering the issuance of ordinary shares underlying such warrant under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the Axxion Warrant.

Fundamental Transactions

In the event of any fundamental transaction, as described in the Axxion Warrant, including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of ordinary shares, upon any subsequent exercise of the Axxion Warrant, while the Axxion Warrant is outstanding, the holder will have the right to receive as alternative consideration, for each ordinary share that the holder would have received upon such holder’s exercise of the Axxion Warrant into ordinary shares (without giving effect to any limitation as a result of the Beneficial Ownership Limitation) immediately prior to the occurrence of such fundamental transaction, the number of ordinary shares of the successor or acquiring corporation or of our Company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of ordinary shares for which the holder would have received upon such holder’s exercise of the Axxion Warrant into ordinary shares (without giving effect to any limitation as a result of the Beneficial Ownership Limitation) immediately prior to the occurrence of such fundamental transaction.

Transferability

The Axxion Warrant and the shares issuable upon exercise of the Axxion Warrant will not be subject to the restrictions on transfer set forth in a lock-up agreement with the underwriter for this offering. Subject to applicable laws and a standard legend with regard to restriction on transfer only in compliance with a public offering or an available exemption therefrom, the Axxion Warrant may be transferred at the option of the holder upon surrender of a Axxion Warrant to us together with the appropriate instruments of transfer.

Right as a Shareholder

Except as otherwise provided in the Axxion Warrant or by virtue of the holder’s ownership of ordinary shares, the holder of the Axxion Warrant does not have the rights or privileges of a holder of ordinary shares, including any voting rights, until such holder exercises the Axxion Warrant.

Waivers and Amendments

No term of the Axxion Warrant may be amended or waived without our written consent or the written consent of the holder of the Axxion Warrant.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and we may also take advantage of certain reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we may take advantage of certain reduced reporting obligations, including a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure in this prospectus. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of many of these reduced burdens in this prospectus, and intend to do so in future filings. As a result, the information we provide shareholders may be different than the comparable information you may get from other public companies that are not emerging growth companies. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to avail ourselves of this exemption.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the last day of the fiscal year in which we qualify as a “large accelerated filer;” the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year in which the fifth anniversary of this offering occurs.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is expected to be less than $700 million, and our annual revenues were less than $100 million during our most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our ordinary shares held by non-affiliates is less than $250 million as of the last business day of our second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our ordinary shares held by non-affiliates is less than $700 million as of the last business day of our second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, then we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation as compared to companies that are neither emerging growth companies or smaller reporting companies.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those described in “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. These risks include, among others, the following:

•        We are a development-stage company with a limited operating history. We may never be able to effectuate our business plan, achieve meaningful revenue or attain profitability.

•        We have a history of net losses, and we expect to continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

•        Our business model contemplates, among other things, an expansion of the approved uses for our INVU platform, proof to payers of reduced cost of delivering quality healthcare for expectant mothers, and additional collaborations with partners willing to recommend and prescribe the use of our INVU platform, all of which are subject to numerous risks and uncertainties and could result in the failure of our business model.

•        Our business model contemplates a revenue model that is yet to be proved viable, and is subject to numerous risks and uncertainties.

•        Our business, financial condition and results of operations have been and continue to be impacted by the COVID-19 pandemic.

•        Our success depends in large part on our ability to develop, market and sell our INVU platform. If we are unable to successfully develop, market and sell this product, our business prospects will be significantly harmed and we may be unable to achieve revenue growth or profitability.

•        We are highly dependent on the successful development, marketing and sale of our INVU platform and the related products and services.

•        Our commercial success will depend upon attaining significant market acceptance of our INVU platform among expectant mothers, care providers, payers and others in the medical community. If we are unable to successfully achieve substantial market acceptance and adoption of our INVU platform, our business, financial condition and results of operations would be harmed.

•        We currently have a limited sales and marketing organization. If we are unable to develop our sales and marketing capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our INVU platform.

•        The success of our business may be dependent on our strategic partnerships and collaborations.

•        We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

•        If we fail to comply with U.S. federal and state fraud and abuse and other healthcare laws and regulations, including those relating to kickbacks and false claims for reimbursement, we could face substantial penalties and our business operations and financial condition could be harmed.

•        Our employees, independent contractors, consultants, commercial partners and suppliers may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business, financial condition and results of operations.

•        Regulatory compliance is expensive, complex and uncertain, and a failure to comply could lead to enforcement actions against us and other negative consequences for our business.

•        Our medical device operations are subject to pervasive and continuing FDA regulatory requirements, and failure to comply with these requirements could harm our business, financial condition and results of operations.

If we are unable to adequately address these and other risk we face, our business may be harmed.

Corporate Information

Nuvo Group Ltd. is an Israeli company and was incorporated on June 28, 2006. Nuvo’s principal executive offices are located at Yigal Alon 94. St., Alon Tower 1, Tel Aviv, Israel 6789155 and its phone number is 972-3-624-2266. Nuvo’s website can be found at www.nuvocares.com.

The information contained on Nuvo’s website or that can be accessed through its website is not part of this prospectus and you should not rely on any such information when making a decision whether or not to acquire ordinary shares in this offering.

The Offering

Issuer	Nuvo Group Ltd.
Ordinary shares offered by us	666,667 ordinary shares (or 766,667 ordinary shares if the underwriter exercises its option in full).
Ordinary shares to be outstanding after this offering

23,874,713 ordinary shares (or 23,974,713 ordinary shares if the underwriter exercises its option in full), including the issuance of 4,661,373 ordinary shares in connection with the conversion of the SAFEs upon the consummation of this offering (assuming all the SAFEs are converted into ordinary shares, no cash is paid to investors, which does not take into account those SAFEs entered into during October and November of 2021 for which the investors do not execute an amendment and will receive cash, and an initial offering price of $15.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus).

Option to purchase additional ordinary shares

We have granted the underwriter an option to purchase up to an additional 100,000 ordinary shares from us. The underwriter can exercise this option at any time within 30 days from the date of this prospectus.

Private placement

We have entered into a purchase agreement with Axxion SA, who will purchase the Axxion Warrant for $10 million, which warrant is exercisable to purchase up to 666,667 ordinary shares, subject to the Beneficial Ownership Limitation, at an exercise price of $0.01 per share, which represents an effective price per share approximately equal to the initial public offering price per share, in a separate private placement transaction. The underwriter will serve as placement agent for the concurrent private placement. The closing of the private placement and the closing of this offering are conditioned upon each other. The Axxion Warrant and the ordinary shares underlying the Axxion Warrant will not be subject to the restrictions on transfer set forth in a lock-up agreement with the underwriter for this offering. The issuance and sale of the Axxion Warrant is being made in reliance on an exemption from registration contained in Regulation S under the Securities Act.

Use of proceeds

We estimate that the net proceeds from the sale of ordinary shares in this offering and the private placement, after deducting the discounts and commissions and estimated offering expenses payable by us, will be approximately $16.26 million (or $17.65 million if the underwriter exercises its option to purchase additional ordinary shares in full) based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use the net proceeds from this offering and the private placement to fund research and development activities, sales and marketing activities to support commercialization of our INVU platform, general and administrative expenses incurred to expand our organization and transition from a private to a public company, capital expenditures to manufacture our products, and for general corporate purposes. See “Use of Proceeds” for a more detailed description of the anticipated use of proceeds.

Dividend policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends, if any, will be at the discretion of our board of directors, or the Board of Directors or the Board, subject to compliance with any contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant. Further, the Companies Law imposes restrictions on our ability to declare and pay dividends. See “Dividend Policy.”

Risk factors

Investing in our ordinary shares involves a high degree of risk. See “— Summary Risk Factors” above, the section of this prospectus entitled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our ordinary shares.

Listing	We have applied to list our ordinary shares on the New York Stock Exchange American (the “NYSE”) under the symbol “NUVO.”
Anchor Investment

Axxion SA, one of our existing investors, and certain of its affiliates, have indicated an interest in purchasing an aggregate of approximately $10 million of our ordinary shares in this offering at the initial public offering price, representing approximately 666,667 ordinary shares, assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus. However, because this indication of interest is not a binding agreement or commitment to purchase, these entities may determine to purchase fewer shares than they indicate an interest in purchasing or to not purchase any shares in this offering. It is also possible that these entities could indicate an interest in purchasing more of our ordinary shares. In addition, the underwriter could determine to sell fewer shares to any of these entities than the entities indicate an interest in purchasing or to not sell any shares to these entities. The underwriter will receive the same underwriting discount on any shares purchased by these entities as it will on any other shares sold to the public in this offering. The ordinary shares expected to be purchased by Axxion SA and certain of its affiliates will not be subject to the restrictions on transfer set forth in a lock-up agreement with the underwriter for this offering.

The number of ordinary shares that will be outstanding after this offering is based on 18,546,673 ordinary shares outstanding as of September 30, 2021, and excludes:

•        4,188,251 ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding as of September 30, 2021 under our 2015 Share Incentive Plan, or the 2015 Plan, at a weighted average exercise price of $4.85 per share;

•        417,723 ordinary shares issuable upon the exercise of options to purchase ordinary shares that will be granted to Oren Oz, our Chief Innovation Officer and director, upon the consummation of this offering, to the extent this offering is consummated on or prior to December 31, 2021, at an exercise price of NIS 0.01 per share;

•        1,024,496 ordinary shares available for future issuance under our 2021 employee stock purchase plan that we plan to adopt immediately prior to the completion of this offering, or the ESPP;

•        1,506,612 ordinary shares available for future issuance under the 2021 share incentive plan we are adopting in connection with this offering, or the 2021 Plan;

•        469,493 ordinary shares reserved for future issuance under our 2015 Plan as of September 30, 2021; and

•        666,667 ordinary shares issuable, at an exercise price of $0.01 per share, upon the exercise of the Axxion Warrant in full, without giving effect to the Beneficial Ownership Limitation.

Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus:

•        assumes no exercise of the underwriter’s option to purchase additional ordinary shares;

•        gives effect to our third amended and restated articles of association, or the Amended Articles, which will become effective upon the consummation of this offering;

•        gives effect to a 1-for-1.20528932832588 share split of all outstanding ordinary shares immediately prior to this offering;

•        with respect to (i) the shares that will be outstanding after this offering, (ii) the purchase price of the Axxion Warrant and (iii) the maximum aggregate purchase price of ordinary shares for which Axxion SA and certain of its affiliates have indicated an interest in purchasing in this offering, assumes the issuance of 4,661,373 ordinary shares in connection with the conversion of the SAFEs upon the consummation of this offering (assuming all the SAFEs are converted into ordinary shares and no cash is paid to investors, which does not take into account those SAFEs entered into during October and November of 2021 for which the investors do not execute an amendment and will receive cash);

•        assumes no exercise of outstanding options; and

•        assumes an initial public offering price of $15.00 per share, the midpoint of the estimated public offering price range on the cover page of this prospectus.

Summary HISTORICAL CONSOLIDATED financial data

The following table sets forth the summary historical consolidated financial data of the Company as of and for the periods presented. The summary consolidated financial data for the fiscal years 2020 and 2019 are derived from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The summary historical consolidated financial data for the nine months ended September 30, 2021 and 2020 and as of September 30, 2021 have been derived from our unaudited consolidated financial statements and the related notes contained elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods and should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and accompanying notes, which are included elsewhere in this prospectus.

(Amounts in thousands, except for share and per share data)	Years Ended December 31,		Nine Months Ended September 30,
	2020	2019	2021	2020
			(Unaudited)
Consolidated Statements of Comprehensive Loss:
Operating expenses:
Research and development, net	$6,876	$7,361	7,460	4,992
Selling and marketing	1,505	1,483	1,723	1,127
General and administrative	2,893	2,577	11,650	1,763
Operating loss	11,274	11,421	20,833	7,882
Financial (income) expenses, net	30	(79)	13,512	(53)
Total comprehensive loss	$11,244	$11,500	34,345	7,829
Net loss per share attributable to ordinary shareholders, basic and diluted (1)	$(0.679)	$(0.807)	(2.032)	(0.476)
Weighted-average share used in computing net loss per share attributable to ordinary shareholders, basic and diluted(1)	16,566,543	14,245,367	16,902,713	16,459,542

____________

(1)      Does not give effect to the 1-for-1.20528932832588 share split of all of our outstanding ordinary shares immediately prior to the completion of this offering.

(Amounts in thousands)	Years Ended December 31,		Nine Months Ended September 30,
	2020	2019	2021	2020
			(Unaudited)
Consolidated Statements of Cash Flows:
Net cash used in operating activities	$(10,691)	$(10,088)	(8,617)	(7,854)
Net cash used in investing activities	$(396)	$(61)	(341)	(127)
Net cash provided by financing activities	$10,568	$10,652	13,858	9,843
Cash and cash equivalents and restricted cash at the end of the year	$1,227	$1,746	6,127	3,608
(Amounts in thousands)	As of December 31,		As of September 30, 2021
	2020	2019
			(Unaudited)
Consolidated Balance Sheet:
Cash and cash equivalents	$838	$1,384	$5,614
Total current assets	1,341	1,618	6,662
Total assets	2,911	2,934	9,858
Total current liabilities	1,422	1,858	7,895
Total non-current liabilities	2,705	296	30,985
Total shareholders’ equity (deficit)	$(1,216)	$780	$(29,022)

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our ordinary shares. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose some or all of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. Please also see “Cautionary Note Regarding Forward-Looking Statements.” In addition, the impacts of the COVID-19 pandemic and any worsening of the economic environment may exacerbate the risks described below, any of which could have a material impact on us. Changes can be rapid and additional impacts may arise that we are not currently aware of.

Risks Related to Our Business and Our INVU Platform

We are a development-stage company with a limited operating history. We may never be able to effectuate our business plan, achieve meaningful revenue or attain profitability.

We are a development-stage company and are subject to all of the risks inherent in the establishment of a new business enterprise. We have a limited operating history and only a preliminary and unproven business plan upon which investors may evaluate our prospects. We have not yet demonstrated the commercial feasibility of our INVU platform, and we currently have only a single commercial agreement from which we may generate revenue. See “Business — Strategic Relationships — Implementers — Axia Women’s Health.” Additionally, our INVU platform is currently cleared by the FDA for only limited monitoring capabilities, and the future commercial interest in our INVU platform, if any, will require FDA and other regulatory clearances or approvals for additional capabilities, and we may never obtain such clearances or approvals. Our ability to generate revenue from our operations and, ultimately, achieve profitability will depend on, among others things, whether we can commercialize our INVU platform as currently planned, whether we can complete the development of other features of our INVU platform, whether we can utilize the data we capture to make predictive recommendations and monetize these capabilities, our obtaining additional regulatory clearances, commercial adoption of our INVU platform, whether we can manufacture INVU on a commercial scale in such amounts and at such costs as we anticipate would be required to begin to achieve commercial success, and whether we can achieve market acceptance of our INVU platform and business model. We may never generate meaningful revenue or operate on a profitable basis. Even if we achieve profitability, we may not be able to sustain it.

We have a history of net losses, and we expect to continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

We have incurred losses since our inception, and we expect to continue to incur losses for the foreseeable future. For the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020 and 2019, we reported net losses of $34.35 million, $7.83 million, $11.24 million and $11.50 million, respectively. As a result of these losses, as of September 30, 2021 and December 31, 2020, we had an accumulated deficit of $89.27 million and $54.93 million, respectively. We expect to continue to incur significant sales and marketing expenses as we expand our sales and marketing efforts to increase adoption of our INVU platform, including through scaling our business in the United States and globally, expanding relationships with care providers, payer networks and strategic partners, and increasing awareness of our solutions among expectant mothers and their obstetricians. In addition, we expect to continue to incur significant research and development and other expenses as we develop and utilize the measurements within our capabilities, expand our offerings by seeking clearance to provide some of these measurements to expectant mothers and obstetricians, conduct additional clinical trials and studies on our INVU platform, and maintain and grow our intellectual property portfolio. In addition, we expect our general and administrative expenses to increase following this offering due to the additional costs associated with being a public company. The net losses that we incur may fluctuate significantly from period to period. We will need to generate significant revenue and maintain or improve our gross margins to achieve and sustain profitability. Even if we achieve profitability, we may not remain profitable for any substantial period of time.

Our business model contemplates, among other things, an expansion of the approved uses for our INVU platform, proof to payers of reduced cost of delivering quality healthcare to expectant mothers, and additional collaborations with partners willing to recommend and prescribe the use of our INVU platform, all of which are subject to numerous risks and uncertainties and could result in the failure of our business model.

We have not yet demonstrated the feasibility of our INVU platform for commercial applications, including its ability to provide clinical-quality remote pregnancy care on a commercial scale. Currently, our INVU platform is cleared by the FDA only for fetal viability checks and remote monitoring of MUA and the provision of remote NSTs. In addition, the ability to deliver MHR and FHR data is not necessarily novel and therefore may not enable us to gain or sustain a competitive advantage. Our business plan contemplates that our INVU platform ultimately provides monitoring for additional data and metrics. We may not be able to develop and utilize such additional measurements and include such measurements in our offerings, and even if we are able to do so, such data may not be of medical quality or equivalent to the data obtained from current standard of care. The expansion of our INVU platform’s usable capabilities, or the modification of our existing FDA cleared platform in response to feedback from third parties, such as medical professionals, also requires additional FDA clearance, which we may never receive, and any delay in receiving such clearance could also have a material adverse effect on our business. Additionally, as we expand globally, our INVU platform may be subject to the regulatory regimes of other non-U.S. jurisdictions, such as in Europe where we intend to file for a CE mark in 2022 to offer NSTs using our FHR, MHR and MUA capabilities.

The software component of our INVU platform uses a cloud computing environment that processes and analyzes data and, ultimately, transmits personalized reports on maternal and fetal health metrics to the expectant mother and her obstetrician through digital visualization tools. The development of this cloud computing environment requires a considerable investment of technical, financial, and legal resources, which may not be available to us. It may also require separate regulatory clearances or approvals. Furthermore, it may not be technically viable for care providers and our partners to integrate the cloud with their businesses or platforms. There may also be public concerns regarding privacy and compliance with restrictive laws or regulations, including those with respect to management of health data, as well as concerns regarding hardware and software security and reliability issues associated with third-party mobile devices such as smartphones that would be used to access our cloud services.

Further, our business model contemplates the collection of a significant amount of personalized health data to develop a database sufficient for us to develop algorithms that may allow for effective and accurate predictive tools. We have yet to develop such a database, and we are not yet cleared to provide any such analytics, nor have we yet applied for or sought such clearances. Furthermore, even if we are able to develop such a database, we may not successfully develop effectively predictive algorithms. As a result, we may never ultimately develop our planned capabilities, or, if we do, care providers, expectant mothers or payers may not find such capabilities useful or cost effective.

The success of our business model also depends on our ability to:

•        generate widespread awareness, acceptance and adoption of our INVU platform and future products or services;

•        prove out cost savings such that providers and payers clearly see value in the prescribing and use of our INVU platform;

•        develop enhanced of new technologies or features that improve the convenience, efficiency, safety or perceived safety, and productivity of our INVU platform and future products or services, including the receipt of all regulatory clearances and approvals necessary for such enhanced or new technologies and features;

•        significantly expand our strategic partnerships with enterprise-level entities, such as our partnership with Axia, in order to develop necessary product awareness and scale;

•        properly identify customer needs and deliver new products or services or product enhancements to address those needs;

•        obtain the regulatory approvals in a timely and cost-effective manner; attract and retain qualified personnel and collaborators;

•        maintain quality control as we continue to commercialize our INVU platform;

•        protect our inventions with patents or otherwise develop proprietary products and processes; and

•        secure sufficient capital resources to expand both our continued research and development, and sales and marketing efforts.

Given the foregoing, our success depends significantly upon, among other things, our ability to obtain additional regulatory approvals for our INVU platform’s more advanced capabilities and further expand such capabilities, materially expand our strategic partnerships to drive brand awareness and product usage, and prove that INVU reduces the cost of delivering quality healthcare for expectant mothers in order to help convince payers that INVU should be regularly prescribed and used. Our failure to successfully accomplish the foregoing could have a material adverse effect on our business, prospects, results of operation and financial position.

Our business model contemplates a revenue model that is yet to be proven viable, and is subject to numerous risks and uncertainties.

Our ability to generate revenue will depend on securing commercial contracts on favorable economic terms. Currently, we have one enterprise level agreement with Axia. This agreement calls for three-phases over a five-year term, and we will only negotiate the scope, nature and pricing terms for our services to be provided in the third phase. We did not receive any revenues under the Axia contract in 2020. While we have received a nominal down payment to date in 2021 under the Axia contract, we might not realize any revenues if certain milestones under the contract are not met. As a result, we may not be able to generate significant revenue from this agreement. See “Business — Strategic Relationships — Implementers — Axia Women’s Health.” We plan to focus on long-term enterprise level agreements with larger obstetrician-physician practice management groups, such as Axia, and renowned U.S. healthcare systems, and we are exploring a number of other models with such entities such as introductory preferential pricing, fee-for-service, volume pricing or shared savings. However, we may not prove the benefits of our INVU platform, or such entities may not find our pricing to be attractive, either of which could cause our pricing model to fail. Ultimately, we aim to seek long-term contracts with payers, where we expect to receive revenue based, at least in part, on a percentage of cost-savings achieved by the applicable payers. We may not be able to develop a substantial body of data to prove to care providers and payers that the use of our INVU platform reduces medical care costs, and even if we are able to collect such data, we may not demonstrate cost savings, including as a result of the improvement of cost baseline in the long term, whether due to the success of our INVU platform or as other cost-effective offerings become available, or demonstrate improved quality of care and healthcare outcomes, in order to incentivize payers to encourage their obstetrician networks and expectant mothers to utilize our INVU platform. Our revenue model is also subject to many other factors, including the following:

•        payment models for remote healthcare solutions are still evolving, and the pricing arrangement we favor may not be accepted by care provider or payers;

•        we may not be able to find a sufficient number of implementers to stimulate market interest or reach the scale necessary to make our INVU platform a cost-effective solution, which is a key factor for acceptance by care providers and ultimately the payers;

•        even if we can demonstrate cost savings from use of our INVU platform, we may be unable to secure arrangements with payers that share any cost-saving with us, on favorable terms to us or at all;

•        we may not be able to secure meaningful up-front and ongoing payments;

•        contracted payment terms will likely vary among counterparties, making it difficult to predict revenues;

•        manufacturing or maintenance costs may be higher than expected and we may not be able to adjust our pricing model to accommodate for these increases, which will increase our operating expenses and reduce our margins; and

•        we may not be able to accumulate sufficient data of the type and quality we need to develop predictive tools, and even if we are able to do so, we may not be successful in generating revenue from these tools.

Manufacturers of medical devices have a history of price competition, and we may not be able to achieve or maintain satisfactory pricing for our INVU platform. If we are forced to lower the price we charge for our INVU platform, our gross margins will decrease, which will harm our ability to invest in and grow our business. If we are unable to maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could erode. We may be subject to significant pricing pressure, which could harm our business and results of operations. Any of these risks and uncertainties could cause our revenue model to fail.

Our business, financial condition and results of operations have been and continue to be impacted by the COVID-19 pandemic.

The global spread of the COVID-19 pandemic and measures introduced by local, state and federal governments to contain the virus and mitigate its public health effects have significantly impacted the global economy. There remains considerable uncertainty around the duration and extent of the COVID-19 pandemic and its ongoing impacts, and we expect the evolving COVID-19 pandemic to continue to impact our business, such as our research and development and commercialization efforts, and these impacts may be substantial. Moreover, it is possible that the acceleration of the move to telehealth solutions in pregnancy care driven by the COVID-19 pandemic may not be sustained following the easing and ultimate end of the COVID-19 pandemic; consequently, those assumptions we have made with respect to the demand for our INVU platform may be based on data that ultimately prove to have changed materially following the end of the COVID-19 pandemic and the potential return to almost entirely in-person care, all of which may have a material adverse effect on our business model and prospects for commercial success.

While many such jurisdictions have partially or entirely relaxed various “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions, some have not, such as those in much of Europe. Additionally, if there is a resurgence in infections in jurisdictions that have eased restrictions, then such restrictions may be reimplemented. Such orders or restrictions, as well as the perceived need by individuals to continue such practices to avoid infection, among other factors, continue to result in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects. The states and countries in which our INVU platform or its components are manufactured, assembled, shipped and distributed are in varying stages of restrictions and re-opening to address the COVID-19 pandemic. Any existing or renewed quarantines, government actions related to the pandemic or shutdowns could disrupt our supply chain, manufacturing or shipping process, or sales channel.

The widespread pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, reducing our ability to access capital, which would negatively affect our liquidity. In addition, if the COVID-19 pandemic results in a prolonged economic recession, it could harm our future sales, if any, and our ability to continue as a going concern. A prolonged economic contraction or recession may also result in employer layoffs in markets where we conduct business.

Our success depends in large part on our ability to develop, market and sell our INVU platform. If we are unable to successfully develop, market and sell this product, our business prospects will be significantly harmed and we may be unable to achieve revenue growth or profitability.

Our future financial success will depend substantially on our ability to further development, and effectively and profitably market and sell, our INVU platform. Our products may not gain market acceptance in the United States or internationally or otherwise attain and maintain any level of market share.

The commercial success of our INVU platform and any of our planned or future products will depend on a number of factors, including, but not limited to, the following:

•        the actual and perceived effectiveness, safety and reliability, and clinical benefit, of our INVU platform, especially relative to the current standard of care obtained within healthcare facilities;

•        the degree to which expectant mothers, care providers, such as large healthcare systems obstetrician- physician practice management groups, and payer networks adopt and continue to use and prescribe our INVU platform;

•        the degree to which expectant mothers use our INVU platform correctly and consider it a valuable tool during their pregnancies;

•        the availability, relative cost and perceived advantages and disadvantages of alternative technologies for pregnancy monitoring;

•        the results of additional clinical and other studies relating to the health, safety, economic or other benefits of our INVU platform;

•        whether key thought leaders in the medical community adopt our INVU platform over alternatives and products offered by our competitors, and the extent to which we are successful in educating physicians and healthcare providers about the benefits of our INVU platform;

•        the success of our strategic partnerships, including those with Axia and a medical institution located in the Pacific United States, as well as those with our current and future strategic partners;

•        our ability to successfully market, sell and distribute our INVU platform and any related platform products, including, without limitation, any of our planned cloud-based solutions derived from the data we expect to collect from expectant mothers, including our plan to identify patterns and trends associated with certain risks and outcomes from which we may derive predictive recommendations that could be useful to individual expectant mothers;

•        our reputation among care providers, such as obstetrician-physician management groups;

•        our ability to obtain, maintain, protect and enforce our intellectual property rights in and to our INVU platform;

•        our ability to maintain compliance with all regulatory requirements applicable to our INVU platform; and

•        our ability to continue to maintain quality control and real-time data processing ability as we continue to commercialize our INVU platform.

If we fail to successfully market and sell our products cost-effectively and develop, maintain and expand our market share, we will not be able to achieve profitability, which will harm our business, financial condition and results of operations. Our ability to grow our revenue in future periods will depend on our ability to successfully penetrate our target markets and increase sales of our product, which will, in turn, depend in part on our success in driving adoption and increased use of our products as well as the prices we can charge.

We are highly dependent on the successful development, marketing and sale of our INVU platform and the related products and services.

Our INVU platform comprises the basis of our business. As a result, the success of our business plan is highly dependent on our ability to develop, manufacture and commercialize our INVU platform and related products and services, and our failure to do so could cause our business to fail. Successful commercialization of medical devices, such as our INVU platform, is a complex and uncertain process, dependent on the efforts of management, manufacturers, medical professionals, third-party payers, our strategic partners, as well as general economic conditions, among other factors. Any factor that adversely impacts the development and commercialization of our INVU platform will have a negative impact on our business, financial condition, results of operations and prospects. Some potential factors include:

•        our ability to significantly scale our pregnancy care population, together with the necessary increase in manufacturing capacity that would be required to produce the hardware components of our INVU platform to serve a much larger population of expectant mothers;

•        our ability to adapt our INVU platform to the extent necessary to work for a substantial majority of expectant mothers;

•        our ability to achieve sufficient market acceptance by expectant mothers, strategic partners, such as Axia, and other medical and clinical professionals, third-party payers and others in the medical community;

•        our ability to compete with existing pregnancy care solutions, such as currently standard in-person, non-remote, monitoring solutions and current or future competing remote solutions;

•        our ability to establish, maintain and expand our sales, marketing and distribution networks;

•        our ability to obtain or maintain necessary regulatory approvals, including with respect to any changes to our products based upon feedback from third parties such as medical professionals; and

•        our ability to effectively protect our intellectual property.

Our inability to successfully obtain clearance or approval for and subsequently commercialize our INVU platform or related products and services would have a material adverse effect on our business, financial condition, results of operations and prospects.

Our commercial success will depend upon attaining significant market acceptance of our INVU platform among expectant mothers, care providers, payers and others in the medical community. If we are unable to successfully achieve substantial market acceptance and adoption of our INVU platform, our business, financial condition and results of operations would be harmed.

Our commercial success will depend in large part on the acceptance of our INVU platform by expectant mothers, care providers, payers and others in the medical community as safe for both an expectant mother and her unborn baby, useful and cost-effective. We cannot predict how quickly, if at all, care providers, such as obstetrician-physician practice management groups, and payers will accept our INVU platform. These participants may not readily accept our INVU platform over current standard of care obtained within healthcare facilities or competing products or alternatives in the near term or at all. Additionally, expectant mothers may prefer the current standard of care, including in-office visits during which they have the in-person attention of a medical professional. Further, some expectant mothers may be unwilling to use our INVU platform given that it represents new technology without a significant history of use and results. Care providers, or value analysis committees at their hospitals, as well as third-party payers, may also perceive our products to be too costly, or may believe that the benefits of our INVU platform and results from clinical trials, such as relative ease of use, are not sufficiently greater than other alternatives to justify our INVU platform’s pricing. This perception may continue to be heightened due to the ongoing COVID-19 pandemic and resulting budgetary and financial constraints faced by care providers, including hospitals and other facilities. Moreover, the medical community may be unwilling to depart from the current standard of care for pregnancy monitoring and pregnancy care management. Medical professionals tend to be slow to change their medical diagnostic practices because of perceived liability risks arising from the use of new technology or products, and they may not recommend our INVU platform or other products integrated with our technology until there is long-term clinical evidence to convince them to alter or modify their existing pregnancy monitoring methods. The use of wearable technology, artificial intelligence, machine learning and other technology-based platforms to provide pregnancy monitoring and care management is a recent phenomenon, and therefore, our INVU platform may not become broadly accepted by physicians, patients, hospitals and others in the medical community, even if it is approved by the appropriate regulatory authorities for marketing and sale. Our efforts to educate expectant mothers, care providers, payers and others in the medical community on the benefits of our INVU platform require significant resources and may not be successful. Our efforts to educate the marketplace may require more resources than are required by conventional technologies marketed by our competitors. Moreover, in the event that our INVU platform or other products integrated with our technology are the subject of guidelines, clinical studies or scientific publications that are unfavorable or damaging, or otherwise call into question its benefits. Our ability to grow sales of our INVU platform and drive market acceptance will depend on successfully educating expectant mothers, care providers, such as obstetrician-physician practice management groups, payers and others in the medical community of the relative benefits of our INVU platform and its cost-effectiveness.

The degree of market acceptance by both care providers and expectant mothers of our INVU platform will depend on a number of additional factors, including:

•        regulatory requirements regarding product labeling or product inserts;

•        limitations or warnings contained in the labeling cleared or approved by the FDA or other regulatory authorities;

•        the existence of current in-person monitoring for expectant mothers, including that certain expectant mothers may prefer in-person care by a medical professional;

•        coverage determinations and reimbursement levels of third party payers;

•        pricing and cost of our INVU platform in relation to alternative products and methods;

•        timing of market introduction of competing products and the sales and marketing initiatives of such products;

•        the access to, ease of use, stability of device performance and error rate of our INVU platform by both care providers and expectant mothers relative to alternative products and methods;

•        the willingness and ability of expectant mothers to adopt new technology, including its perceived safety and ease of use;

•        our ability to provide incremental clinical and economic data that show the safety, clinical efficacy and cost-effectiveness of, and benefits from, our INVU platform; and

•        the effectiveness of our sales and marketing efforts for our INVU platform.

If we are unable to successfully achieve substantial market acceptance and adoption of our INVU platform, our business, financial condition and results of operations would be harmed. Even if our INVU platform achieves market acceptance, it may not maintain that market acceptance over time if competing products or technologies, which are more cost effective or received more favorably, are introduced. Failure to achieve or maintain market acceptance or market share would limit our ability to generate revenue and would significantly harm our business, financial condition and results of operations.

We currently have a limited sales and marketing organization. If we are unable to develop our sales and marketing capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our INVU platform.

Currently, our sales and marketing team consists of our VP, Strategic Business and Marketing, Communications Manager and our business development team in Israel under the guidance of our Chief Innovation Officer and, as a result, we have no meaningful marketing and sales capabilities. We intend to sell our INVU platform primarily to and through our implementers in the near term, such as Axia, and ultimately through third-party payers. We also intend to utilize the data we capture to make predictive recommendations and monetize these capabilities. However, we may not be successful in doing so. To the extent that we enter into co-promotion or other licensing arrangements, our INVU platform revenue is likely to be lower than if we directly marketed or sold our INVU platform. In addition, any revenue we receive will depend in whole or in part upon the efforts of such third parties, which may not be successful and are generally not within our control. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our INVU platform. If we are not successful in commercializing our INVU platform, either on our own or through collaborations with one or more third parties, our future revenue will suffer and we may incur significant additional losses.

The success of our business may be dependent on our strategic partnerships and collaborations.

Strategic relationships with our implementers, such as Axia, validators and pioneers are and will be important to the success of our business. We anticipate deriving a significant portion of revenues in the near term from our implementers, which are provider partners with an installed base of clinicians that understand how to prescribe and use our INVU platform for the expectant mothers they care for. We currently have only one enterprise-level agreement, and our future success depends on our ability to enter into such agreements with additional implementers. Our prospects also depend on our validators to build robust clinical evidence based on our already developed INVU platform, as well as our pioneers to analyze our data signals and help determine predictive markers through such data. See “Business — Our Strategic Partnerships.” Our strategic partners may have the right to abandon the use of our INVU platform and terminate applicable agreements, including payment obligations, prior to or upon the expiration of the agreed-upon agreement terms. We may not be successful in establishing strategic partnerships or collaborative arrangements on acceptable terms or at all, our collaborative partners may terminate any such agreements prior to their stated terms, our collaborative arrangements may not result in successful product development, validation or commercialization and we may not derive any revenues from such arrangements. If we do not successfully develop and maintain strategic partnerships or collaborative arrangements, our business, financial condition and results of operations would be materially and adversely affected.

Any strategic partnerships or collaborative arrangements that we have established or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these strategic partnerships or collaborations. We do not control third parties with whom we have or may have strategic partnerships or collaborative arrangements, and we will rely on them to achieve results which may be significant to us. In addition, any current or future strategic partnerships or collaborative arrangements may place the development and commercialization of our technology outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

We have entered into certain, and expect to enter into additional, strategic partnerships or collaborative arrangements with respect to the development, validation and commercialization of our INVU platform with different relevant industry participants, including our implementers, validators and pioneers. Any future potential strategic partnerships or collaborative arrangements may require us to rely on external consultants, advisors and experts for assistance in several key functions, including research and development, manufacturing, regulatory, intellectual property, commercialization and distribution. We cannot and will not control these third parties, but we may rely on them to achieve results, which may be significant to us. Relying upon these strategic partnerships or collaborative arrangements subjects us to a number of risks, including:

•        we may not be able to control the amount and timing of resources that our partners or collaborators may devote to our technology;

•        should a partner or collaborator fail to comply with applicable laws, rules or regulations when performing services for us, we could be held liable for such violations;

•        we may be required to relinquish important rights, such as marketing and distribution rights;

•        business combinations or significant changes in a partner or collaborator’s business strategy may adversely affect such person’s willingness or ability to complete its obligations under any arrangement;

•        our partners or collaborators may default on their payments to us or fail to deliver standby letters of credit or financial guarantees, and it may be time consuming and difficult to enforce such payment obligations and obligations to provide standby letters of credit and financial guarantees in various jurisdictions, and we may be unsuccessful in enforcing such obligations;

•        our current or future partners or collaborators may utilize our proprietary information in a way that could expose us to competitive harm;

•        our partners or collaborators could obtain ownership or other control over intellectual property that is material to our business, or we may be required to jointly own certain of our intellectual property with such third parties; and

•        strategic partnerships or collaborative arrangements are often terminated or allowed to expire or remain unformalized by a written agreement, which could delay the ability to commercialize our technology.

In addition, if disputes arise between us and any of our partners or collaborators, it could result in the delay or termination of the development, validation or commercialization of products containing our technology, lead to protracted and costly legal proceedings, or cause partners or collaborators to act in their own interest, which may not be in our interest. As a result, the strategic partnerships or collaborative arrangements that we have entered into or may enter into may not achieve their intended goals.

If any of these scenarios materialize, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need to obtain additional financing to fund our future operations and continue as a going concern. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our INVU platform.

Our operations have consumed substantial amounts of cash since inception. Our net losses were $34.35 million, $7.83 million, $11.24 million and $11.50 million for the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020 and 2019, respectively. We anticipate that our future cash requirements will continue to be significant. Additionally, the opinion of our independent registered accountants on our audited financial statements included in this prospectus contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our ability to continue operations as a going concern will depend on, among other things, our ability to obtain funding through equity and/or debt financing, potential partnership arrangements, sale of products, as well as our ability to manage our expenses. While we believe our strategies will generate funding that will be sufficient to continue as a going concern, if these strategies are unsuccessful, then we may need to realize assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in our financial statements. Our financial statements do not contain any adjustments to the amounts or classifications of recorded assets or liabilities that might be necessary if we do not continue as a going concern. The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialization, nor of any inability of our Company to obtain adequate funding in the future. We expect that we will need to obtain additional financing to implement our business plan as described in this prospectus. Such financings could include equity financing, which may be dilutive to shareholders, or debt financing, which would likely restrict our ability to borrow from other sources. In addition, such securities may contain rights, preferences or privileges senior to those of the rights of our current shareholders. Additional funds may not be available when we need them, on terms attractive to us, or at all. If adequate funds are not available on a timely basis, we may be required to curtail the development of our INVU platform and related products or services, or materially delay, curtail, reduce or terminate our research and development and commercialization activities. We could be forced to sell or dispose of our rights or assets. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

The manufacturing and supply of our INVU platform is subject to various factors outside our direct control, including those related to our dependence on third-party manufacturers and suppliers, which could harm our business, financial condition and results of operations.

To date, we have manufactured our INVU platform in-house. As we begin commercializing our INVU platform, we do not have the capacity to manufacture sufficient quantities in-house for commercialization. As a result, in 2019, we began a hybrid production process, involving both in-house assembly of our wearable wireless sensory band and the use of sub-contractors for the supply and production of the component elements. Earlier this year, we started to fully outsource our manufacturing operation for our first production batch to Flextronics Medical Sales and Marketing, Ltd., a company located in Israel, and we currently anticipate continuing to do so for all future production batches. Pursuant to our manufacturing plan, our printed circuit boards, or PCBs, will be manufactured in China and Israel and fabricated in China, acoustic sensors will be sourced from Japan, reusable ECG sensors will be sourced from China and accessories will be sourced from Israel and the United States. The products will then be shipped to Israel where they are assembled into a complete sensory band. Accessories will be added in the United States. While the foregoing manufacturing and supplier relationships are adequate for our current operations, our successful growth will require that we either expand our existing manufacturing and supplier relationships or enter into new relationships, which we may not be able to do on a commercially reasonable basis or at all. We do not have significant experience with scalable manufacturing, and we expect to remain dependent for the foreseeable future on third-parties. Given our dependence on third-party manufacturers and suppliers, we are subject to additional risks relating to these third-parties, including: insufficient capacity or delays in meeting our demand (including due to any problems with our third-party manufacturers’ and suppliers’ respective supply chains); inadequate manufacturing yields, inferior quality and excessive costs; inability to manufacture products that meet the agreed upon specifications; inability to obtain an adequate supply of materials; inability to comply with the relevant regulatory requirements for the manufacturing process; limited warranties on products supplied to us; inability or failure to comply with our contractual obligations; potential increases in prices; and increased exposure to potential misappropriation of our intellectual property. Additionally, we currently do not have immediate contingency arrangements if one of our primary suppliers or manufacturers became unable to meet our product demand, including, without limitation, due to international shipping delays, whether due to trade embargo issues, weather-related delays or otherwise.

The manufacture and supply of our INVU platform, both in-house and by our third-party manufacturing and supply partners, in compliance with ISO standards and the FDA’s regulations requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our third-party manufacturers and suppliers may encounter difficulties in production, including difficulties with production costs and yields, quality control, quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced FDA requirements, other federal and state regulatory requirements, as well as foreign regulations. If we fail to manufacture our INVU platform in compliance with ISO standards and the FDA’s regulations, or if the manufacturing facilities suffer disruptions, machine failures, slowdowns or disrepair, we may not be able to fulfill customer demand and our business would be harmed. Further, we do not expect to maintain excess product inventory on hand and intend to manufacture our INVU platform using near term demand forecasts and customer orders. As a result, deviations from our forecasts or large unexpected customer orders may result in delays in fulfilling customer orders, which would cause customer dissatisfaction and may harm our reputation. Finally, failure to comply with local laws, regulations and standards, in the countries in which our manufacturing facilities are located, which may be outside of our control, may subject us to legal and regulatory scrutiny, proceedings and penalties from such outside authorities.

If we fail to grow or optimize our sales and marketing capabilities and develop widespread brand awareness cost-effectively, our growth will be impeded and our business may suffer.

We intend to commercialize our INVU platform and grow brand awareness, commencing in the United States, by establishing a network of implementers, validators and pioneers. We may also expand our presence in international territories in the future, with the goal of becoming a global leader in pregnancy solutions from the first days of pregnancy onward. We plan to take a measured approach to expand and optimize our sales infrastructure to grow our customer base and our business. In developing a U.S. team, identifying and recruiting qualified personnel and training them on the use of our INVU platform, on applicable federal and state laws and regulations and on our internal policies and procedures, will require significant time, expense and attention. It may take significant time before our sales representatives are fully trained and productive. In particular, if we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue. Our business may be harmed if our efforts to expand either fail to generate a corresponding increase in revenue or otherwise result in a decrease in our operating margin.

We plan to dedicate significant financial and other resources to our marketing programs, particularly as we grow our sales territories, which may require us to incur significant upfront costs, such as in connection with care provider training seminars and sessions. The COVID-19 pandemic, for the length of its duration, will likely limit the activities of our sales force and progression of our marketing programs.

In addition, we believe that developing and maintaining awareness of our INVU platform in a cost-effective manner is critical to achieving broad acceptance of our INVU platform and attracting new provider groups and expectant mothers. Brand promotion activities, such as advertising, social media and other communication channels, may not generate awareness or increase revenue and, even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the care providers and expectant mothers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our INVU platform.

We plan to do business globally, including in certain countries in which we may have limited resources and would be subject to additional regulatory burdens and other risks and uncertainties.

We expect to do business globally, currently including North America and certain countries in Europe. Commercialization of our INVU platform in foreign markets, either directly or through third parties, is subject to additional risks and uncertainties, including:

•        reimbursement and insurance coverage;

•        our inability to find strategic partners, dealers or distributors in specific countries or regions;

•        our inability to directly control commercial activities of third parties;

•        Our limited resources to be deployed to a specific jurisdiction;

•        the burden of complying with complex and changing regulatory, tax, accounting and legal requirements;

•        different clinical practice and customs in foreign countries affecting acceptance of our INVU platform in the marketplace;

•        import or export licensing and other requirements;

•        longer accounts receivable collection times;

•        longer lead times for shipping;

•        language barriers for technical training;

•        reduced protection of intellectual property rights in some foreign countries;

•        foreign currency exchange rate fluctuations; and

•        interpretations of contractual provisions governed by foreign laws in the event of a contract dispute.

Specifically, we are or may be subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law–2000 and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. As we engage in business in certain countries, we and our agents and independent contractors may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. As we expand our international business, our risks under these laws may increase, including that we may become subject to government actions against, fines, penalties and resultant reputational harm, any of which could have a material adverse effect on our business, financial position and results of operations.

We are highly dependent on our senior management team and key personnel, as well as other employees, and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

We are highly dependent on our senior management team and directors and key personnel (many of whom are seasoned medical device professionals with a wide array of experience, such as women’s health, medical technology and healthcare), as well as other employees. Our success will depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including sales and marketing professionals, engineers and other highly skilled personnel and to integrate current and additional personnel in all departments. The loss of members of our senior management, sales and marketing professionals and engineers as well as contract employees at our manufacturing facilities could result in delays in product development and harm our business. If we are not successful in attracting and retaining highly qualified personnel, it would have a negative impact on our business, financial condition and results of operations.

Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. Despite our efforts to retain valuable employees, members of our management and development teams may terminate their employment with us on short notice.

Our industry is highly competitive and is subject to technological change, which may result in new products or solutions that are superior to our INVU platform or other future products we may bring to market from time to time. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our technology may become less useful or obsolete and our operating results will suffer.

The pregnancy monitoring and management industry is rapidly evolving and subject to intense and increasing competition. To compete successfully and to be able to establish and maintain a competitive position in current and future technologies, we will need to demonstrate the advantages of our technology, specifically our INVU platform, over currently well-established alternative solutions, such as conventional in-person monitoring at an obstetrician’s office, in a hospital or at another healthcare facility. There are currently a number of existing monitoring devices that strive to provide rich and robust data, all of which are also located at healthcare facilities. These include Monica Healthcare, now part of General Electric, Nemo Healthcare and Philips Avalon CL, and their respective competitive technologies and devices all have received regulatory approval for the intrapartum period for singleton pregnancies at healthcare facilities by medical professionals. There are also devices that seek to provide distributed care and generally work remotely, such as Sense4Baby, Pregnabit, Heramed and Babyscripts. Bloomlife, or Bloom, also plans to compete in this area, and to our knowledge, it has a product in development and is seeking regulatory clearance. Furthermore, as the market expands, we expect the entry of additional competitors, such as cloud computing companies or leading IT companies, who may have longer operating histories, more extensive international operations, greater name recognition, and substantially greater technical, marketing and financial resources. If our technology is not, or our future products or services are not, competitive based on these or other factors, our business would be harmed.

Failure to maintain the security and functionality of our information systems, or to defend against or otherwise prevent a cybersecurity attack or breach, could adversely affect our business, financial position, results of operations and liquidity.

We depend on our information technology systems for the efficient functioning of our business, including the manufacture, distribution and maintenance of our INVU platform, as well as for purchasing and inventory management. We also collect, store, use, retain, disclose, transfer and otherwise process a significant amount of confidential, sensitive and personal information from and about the expectant mothers that we care for and our employees, including tax information, health information and payroll data. In addition to internal resources, we rely on third party service providers in providing our services, including to provide continual maintenance and enhancements and security of any protected data. Such third-party service providers have access to confidential, sensitive and personal information about the expectant mothers we care for and employees, and some of these service providers in turn subcontract with other third-party service providers. Through contractual provisions and third-party risk management processes, we take steps to require that our service providers, and their subcontractors, protect our confidential, sensitive and personal information. However, due to the size and complexity of our technology platform and services, the amount of confidential, sensitive and personal information that we store and the number of expectant mothers, employees and third-party service providers with access to confidential, sensitive and personal information, we are potentially vulnerable to a variety of intentional and inadvertent cybersecurity attacks and other security-related incidents and threats, which could result in a material adverse effect on our business, financial position, results of operations and liquidity. Technological interruptions would disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service providers or expectant mothers or disrupt their ability to use our INVU platform.

Threats to our information technology systems and data security can take a variety of forms. Hackers may develop and deploy viruses, worms and other malicious software programs that attack our networks and data centers or those of our service providers. Additionally, unauthorized parties may attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other forms of deceiving our employees or contractors, direct social engineering, phishing, credential stuffing, ransomware, denial or degradation of service attacks and similar types of attacks against any or all of us, the expectant mothers we care for and our service providers. Other threats include inadvertent security breaches or theft, misuse, unauthorized access or other improper actions by our employees, expectant mothers we care for, service providers and other business partners. Cybersecurity attacks and other security-related incidents are increasing in frequency and evolving in nature.

We have implemented policy, procedural, technical, physical and administrative controls with the aim of protecting our networks, applications, bank accounts, and the confidential, sensitive and personal information entrusted to us from such threats. However, given the unpredictability of the timing, nature and scope of cybersecurity attacks and other security related incidents, our technology may fail to adequately secure the confidential health information and personally identifiable information we maintain in our databases and security procedures and controls that we or our service providers have implemented may not be sufficient to prevent such incidents from occurring. Furthermore, because the methods of attack and deception change frequently, are increasingly complex and sophisticated, and can originate from a wide variety of sources, including third parties such as service providers and even nation-state actors, it is possible that we may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity attacks and other security-related incidents. As a result, our business, financial condition, results of operations and liquidity could be materially and adversely affected.

The occurrence of any actual or attempted cybersecurity attack or other security-related incident, the reporting of such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, could result in liability to the expectant mothers we care for and/or regulators, which could result in significant fines, litigation penalties, orders, sanctions, adverse publicity, litigation or actions against us or our service providers by governmental bodies and other regulatory authorities, expectant mothers we care for or third parties, that could have a material adverse effect on our business, consolidated financial condition, results of operations, cash flows and liquidity. Any such proceeding or action, any related indemnification obligation, even if we are not held liable, and any resulting negative publicity, could harm our business, damage our reputation, force us to incur significant expenses in defense of these proceedings, increase the costs of conducting our business, distract the attention of management or result in the imposition of financial liability.

We may be required to expend significant capital and other resources to protect against the threat of cybersecurity attacks and security breaches or to alleviate problems caused by breaches, including unauthorized access to data regarding expectant mothers and unborn babies and personally identifiable information stored in our information systems, the introduction of computer viruses or other malicious software programs to our systems, cybersecurity attacks, email phishing schemes, network disruption, denial of service attacks, malware and ransomware. A cybersecurity attack or other incident that bypasses our, the expectant mothers we care for or third-party service providers’ information system’s security could cause a security breach that may lead to a material disruption to our information systems infrastructure or business and may involve a significant loss of business or patient health information and other confidential, sensitive or personal information. If a cybersecurity attack or other unauthorized attempt to access our systems or facilities, or those of the expectant mothers we care for or third-party service providers, were to be successful, it could result in the theft, destruction, loss, misappropriation or release of confidential, sensitive or personal information or intellectual property, and could cause operational or business delays that may materially impact our ability to provide various services. Any successful cybersecurity attack or other unauthorized attempt to access our systems or facilities, or those of the expectant mothers we care for or third-party service providers, also could result in negative publicity which could damage our reputation or brand with the expectant mothers we care for, referral sources, payers or other third parties and could subject us to substantial sanctions, fines and damages and other additional civil and criminal penalties under the Health Insurance Portability and Accountability Act, or HIPAA, the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, the HIPAA Omnibus Rule, and other federal and state privacy laws, in addition to litigation with those affected.

We and our third-party service providers may become the victims of these types of threats, attacks and security breaches. No security measures, procedures, technology or amount of preparation can provide guaranteed protection from these threats, or ensure that we, the expectant mothers we care for and our third-party service providers will not be victims in the future. Cybersecurity attacks may disrupt, or result in unauthorized access to, our networks, applications and confidential, personal or sensitive data, and those of the expectant mothers we care for or service providers, and successful attacks may occur in the future.

Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. As we expand our business, we will need to continue to scale our information technology systems and personnel to support our growth, including the manufacture and supply chain management of our INVU platform. Difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and adversely affect our business, financial condition and results of operations. Failure to maintain the security and functionality of our information systems and related software, or to defend a cybersecurity attack or other attempt to gain unauthorized access to our systems, facilities or health information regarding expectant mothers and unborn babies could expose us to a number of adverse consequences, the vast majority of which are not insurable, including but not limited to disruptions in our operations, regulatory and other civil and criminal penalties, fines, investigations and enforcement actions (including, but not limited to, those arising from the SEC, Federal Trade Commission, the HHS Office of Inspector General, or OIG, or State Attorneys General), litigation with those affected by the data breach, loss of expectant mothers wanting to utilize our services, disputes with payers and increased operating expense, which either individually or in the aggregate could have a material adverse effect on our business, financial position, results of operations and liquidity.

Our collection, use, storage, disclosure, transfer and other processing of personal information, could give rise to significant costs, liabilities and other risks, including as a result of investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about our privacy and data protection practices, which may harm our business, financial conditions, results of operations and prospects.

In the course of our operations, we collect, use, store, disclose, transfer and otherwise process an increasing volume of personal information, including from our employees and third parties with whom we conduct business. Additionally, our expansion plans for our INVU platform contemplate our collection, use and storage of an increasing amount of personal health data. The collection, use, storage, disclosure, transfer and other processing of personal information is increasingly subject to a wide array of federal, state and foreign laws and regulations regarding data privacy and security, including comprehensive laws of broad application, such as the EU General Data Protection Regulation (EU) 2016/679, which took effect across all member states of the European Economic Area in May 2018, and the GDPR as transposed into the national laws of the UK, or UK GDPR, that are intended to protect the privacy of personal information that is collected, used, stored, disclosed, transferred and otherwise processed in or from the governing jurisdiction. As we seek to expand our business, we are, and may increasingly become, subject to various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. When conducting clinical trials, we face risks associated with collecting trial participants’ data, especially health data, in a manner consistent with applicable laws and regulations, such as GCP guidelines or FDA human subject protection regulations. The GDPR/UK GDPR would also increase our obligations with respect to any clinical trials conducted in the EEA/UK, requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators. In particular, the processing of ‘special category data’ (such as personal data relating to health and genetic information), which will be relevant to our operations in the context of our conduct of clinical trials, imposes heightened compliance burdens under European and UK data protection laws.

In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, any affiliates and other parties with whom we conduct business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may harm our business, financial condition and results of operations. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

We are subject to diverse laws and regulations relating to data privacy and security. In the EEA/UK, the collection, use, disclosure, transfer or other processing of personal data is subject to the GDPR/UK GDPR. The GDPR/UK GDPR is wide-ranging in scope and imposes numerous, significant and complex requirements on organizations that process personal data, including (without limitation) requirements relating to processing health and other sensitive data, establishing a legal basis for any processing of personal data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, limiting the collection and retention of personal data through ‘data minimization’ and ‘storage limitation’ principles, implementing safeguards to protect the security and confidentiality of personal data, honoring increased rights for data subjects, providing notification of data breaches in some instances and taking certain measures when engaging third-party processors. In the United States, various federal and state regulators have adopted, or are considering adopting, laws and regulations concerning personal information and data security, including HIPAA. This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. Additionally, new privacy rules are being enacted in the United States and globally, and existing ones are being updated and strengthened. For example, the California Consumer Privacy Act, or the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018 and November 2019, and on November 3, 2020, California voters approved a new privacy law, the California Privacy Rights Act, or the CPRA, which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023. It is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may harm our business, financial condition and results of operations.

The GDPR/UK GDPR also imposes strict rules on the transfer of EEA/UK personal data to countries outside the EEA/UK. The GDPR/UK GDPR generally prohibits the transfer of EEA and UK personal data to third countries whose laws do not ensure an adequate level of protection, unless a valid data transfer mechanism has been implemented or an Article 49 GDPR/UK GDPR derogation applies. Recent legal developments in the EEA and UK have created complexity and uncertainty regarding transfers of personal data. On 16 July 2020, the Court of Justice of the European Union issued its judgement in Schrems II, which invalidated the EU-US Privacy Shield as a valid data transfer mechanism. The decision upheld the use of the European Commission Standard Contractual Clauses, or SCCs, as a valid data transfer mechanism, but required organizations to take supplementary measures where relying on the SCCs. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we operate our business and could harm our business, financial condition and results of operations. On June 4, 2021, the European Commission published a new set of modular SCCs, providing for an 18-month implementation period and the non-legally binding guidance on supplementary measures that has been issued by the European Data Protection Board casts doubt on the ability to transfer unencrypted data to the United States. The new SCCs also apply only to the transfer of data outside of the EEA and not the UK. Although the European Commission adopted an adequacy decision for the UK on 28 June 2021, allowing the continued flow of personal data from the EEA to the UK, this decision will be regularly reviewed going forward and may be revoked if the UK diverges from its current adequate data protection laws following its exit from the European Union. In addition, the UK Information Commissioner’s Office, or ICO, has undergone a period of public consultation on its own specific international data transfer agreement. We are monitoring these developments, but we may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing data on our behalf or localize certain data. We may also experience reluctance or refusal by prospective European customers to use our solutions, and we may find it necessary or desirable to make further changes to our handling of personal data of EEA- and UK-based data subjects.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our INVU platform and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all. In relation to enforcement under the GDPR/UK GDPR, European and UK data protection laws now also provide for greater penalties for non-compliance than previous data protection laws, including, for example, separate administrative fines ranging from €10 million/£8.7 million to €20 million/£17.5 million or 2% to 4% of global annual revenue of any non-compliant organization for the preceding financial year, whichever is higher. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with consumers and harm our business, financial condition and results of operations.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Furthermore, in the EEA/UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced in Europe by a regulation known as the ePrivacy Regulation, which will significantly increase fines for non-compliance, noting that the ePrivacy Regulation when it comes into effect will have no bearings on the UK in a post-Brexit world. Recent guidance and case law in the European Union and UK require opt-in, informed consent for the placement of a cookie or similar tracking technologies on a customer’s device and for direct electronic marketing. The GDPR/UK GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or tracking technology. While the text of the ePrivacy Regulation is still under development, recent European case law and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. This could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand our customers. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our business and harm our business, financial condition and results of operations.

Complying with these numerous, complex and often changing regulations is expensive and difficult. Any failure or perceived failure by us or our service providers to comply with our posted privacy policies or with any applicable federal, state or similar foreign laws, regulations, standards, certifications or orders relating to data privacy, security or consumer protection, or any compromise of security that results in the theft, unauthorized access, acquisition, use, disclosure or misappropriation of personal information or other user data, could result in significant fines or penalties, negative publicity or proceedings or litigation by governmental agencies or consumers, including class action privacy litigation in certain jurisdictions, which would subject us to significant awards, penalties or judgments, one or all of which could require us to change our business practices or increase our costs and could materially and adversely affect our business, financial condition and results of operations. In addition, if our practices are not consistent, or viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may also become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, criminal or civil sanctions, all of which may harm our business, financial condition and results of operations.

We could become subject to product liability claims, product recalls, and warranty claims that could be expensive, divert management’s attention and harm our business reputation and financial results.

Our business exposes us to potential liability risks that are inherent in the marketing and sale of products used in healthcare. We may be held liable if our INVU platform or if any other product that integrates our technology causes injury or death or is found otherwise unsafe or unsuitable during usage, including misuse by the user or by care providers, whether or not such use is consistent with our products’ instructions. Additionally, while our INVU platform is currently cleared only for fetal viability checks, we plan to significantly expand our INVU platform’s permitted uses; and the added complexity may expose us to additional potential liability, including if our INVU platform provides incorrect data that leads to missed complications, false positives or negatives or other reported results that are inconsistent with otherwise accurate readings. Our INVU platform incorporates sophisticated components and computer software. Complex software can contain errors, particularly when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after installation. Patients could allege or possibly prove defects of our INVU platform or other products that integrate our technology. Additionally, disruptions in access to or availability of the cloud-based services on which our INVU platform will rely, whether due to service interruptions, cyberattacks or other reasons, could result in product liability issues, including as a result of the failure of our INVU platform to timely provide results to healthcare professionals.

A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and divert management’s attention. Regardless of merit or eventual outcome, liability claims may result in:

•        decreased demand for our INVU platform;

•        injury to our reputation;

•        costs of related litigation;

•        substantial monetary awards to patients and others;

•        loss of revenue; and

•        the inability to commercialize future products.

Any of these outcomes may have an adverse effect on our business, financial condition and results of operations, and may increase the volatility of our share price.

The coverage limits of our insurance policies we may choose to purchase to cover related risks may not be sufficient to cover future claims. If sales of our INVU platform or other products integrating our technology increase or we suffer future product liability claims, we may be unable to maintain product liability insurance at satisfactory rates or with adequate amounts or at all. A product liability claim, any product recalls or excessive warranty claims, whether arising from defects in design or manufacture or otherwise, could negatively affect our sales or require a change in the design or manufacturing process, any of which could harm our relationship with our customers and partners, and have a material adverse impact on our reputation and business, financial condition, results of operations and prospects.

In addition, if our INVU platform or other products integrating our technology are defective, we, our future customers or partners may be required to notify regulatory authorities and/or to recall the products. Any recall would divert management’s attention and financial resources and harm our reputation with customers, patients, medical professionals and third-party payers. A recall involving our INVU platform would be particularly harmful to our business. The adverse publicity resulting from any of these actions could adversely affect the perception of our customers or partners. These investigations or recalls, especially if accompanied by unfavorable publicity, could result in our incurring substantial costs, losing revenues and damaging our reputation, each of which would harm our business, financial condition, results of operations and prospects.

Our INVU platform is not yet approved for third-party payer coverage or reimbursement. If in the future we are approved for and are otherwise able to commercialize it, but are unable to obtain adequate reimbursement or insurance coverage from third-party payers, we may not be able to generate significant revenue, in which case we may need to obtain additional financing.

Our INVU platform is not yet approved for third-party payer coverage or reimbursement. Coding and coverage determinations as well as reimbursement levels and conditions are important to the commercial success of our INVU platform. The future availability of insurance coverage and reimbursement for newly approved medical devices is highly uncertain, and our future business will be greatly impacted by the level of reimbursement provided by third-party payers. In the United States, third-party payers decide which products and services they will cover, how much they will pay and whether they will continue reimbursement. Third-party payers may not cover or provide adequate reimbursement for our INVU platform or the related services, assuming we are able to fully develop and obtain all regulatory approvals and clearances to market it in the United States or other geographies. Accordingly, unless government and other third-party payers provide coverage and reimbursement for our services, patients and healthcare providers may choose not to use them, which would cause investors to lose their entire investment. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and other third-party payers have attempted to control costs by limiting coverage and the amount of reimbursement for particular products and services. Reimbursement may not be available, or continue to be available, for our INVU platform, other products or systems using our technology or any other products we may develop in the future, or even if reimbursement is available, such reimbursement may not be adequate. We also will be subject to foreign reimbursement policies in the international markets we expect to enter. Decisions by health insurers or other third-party payers in these markets not to cover, or to discontinue reimbursing, our INVU platform could materially and adversely affect our business. If such decisions are made, they could also have a negative impact on our ability to generate revenues, in which case we may need to obtain additional financing.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our operations a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation and Our Industry

We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

The health care industry is highly regulated, and the regulatory environment in which we operate may change significantly and adversely to us in the future. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:

•        federal and state laws applicable to medical device ordering, documentation of medical devices ordered, billing practices and claims payment and/or regulatory agencies enforcing those laws and regulations, including state licensing laws;

•        federal and state fraud and abuse laws;

•        federal and state laws applicable to pre-clinical and clinical human subject trials;

•        coverage and reimbursement levels by Medicare, Medicaid, other governmental payers and private insurers;

•        restrictions on coverage of, and reimbursement for, medical devices;

•        federal and state Occupational Safety and Health Administration rules and regulations; and

•        HIPAA, and similar state data privacy laws.

If we fail to comply with U.S. federal and state fraud and abuse and other healthcare laws and regulations, including those relating to kickbacks and false claims for reimbursement, we could face substantial penalties and our business operations and financial condition could be harmed.

Healthcare providers play a primary role in the distribution, recommendation, ordering and purchasing of any medical device for which we have or obtain marketing clearance or approval. Through our arrangements with healthcare professionals and customers, we are exposed to broadly applicable anti-fraud and abuse, anti-kickback, false claims and other healthcare laws and regulations that may constrain our business, our arrangements and relationships with customers, and how we market, sell and distribute our marketed medical device. We have a compliance program, code of conduct and associated policies and procedures, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent noncompliance may not be effective in protecting us from governmental investigations for failure to comply with applicable fraud and abuse or other healthcare laws and regulations.

In the United States, we are subject to various state and federal anti-fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and federal False Claims Act, or the FCA. There are similar laws in other countries. Our relationships with physicians, other health care professionals and hospitals, and obstetrician physician practice management groups are subject to scrutiny under these laws.

The laws that may affect our ability to operate include, among others:

•        The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willingly soliciting, offering, receiving or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual, or the purchase, order or recommendation of, items or services for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. In addition, the government may assert that a claim, including items or services resulting from a violation of the Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the FCA. There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the Anti-Kickback Statute; however, those exceptions and safe harbors are drawn narrowly, and there may be limited or no exception or safe harbor for many common business activities. Certain common business activities including, certain reimbursement support programs, educational and research grants or charitable donations, and practices that involve remuneration to those who prescribe, purchase or recommend medical devices, including discounts, providing items or services for free or engaging such individuals as consultants, advisors or speakers, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor and would be subject to a facts and circumstances analysis to determine compliance with the Anti-Kickback Statute. Our business may not in all cases meet all of the criteria for statutory exception or regulatory safe harbor protection from anti-kickback liability;

•        Federal, civil and criminal false claims laws, including the FCA, and civil monetary penalties laws, which prohibit, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds and knowingly making, using or causing to be made or used, a false record or statement to get a false claim paid or to avoid, decrease or conceal an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Actions under the FCA may be brought by the government or as a qui tam action by a private individual in the name of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. Many medical device manufacturers have been investigated and have reached substantial financial settlements with the federal government under the FCA for a variety of alleged improper activities, including causing false claims to be submitted as a result of the marketing of their products for unapproved and thus non-reimbursable uses and interactions with prescribers and other customers, including those that may have affected their billing or coding practices and submission of claims to the federal government. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory monetary penalties for each false or fraudulent claim or statement. Because of the potential for large monetary exposure, healthcare and medical device companies often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages and per claim penalties that may be awarded in litigation proceedings;

•        HIPAA, which imposes criminal and civil liability for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, or knowingly and willfully falsifying, concealing or covering up a material fact or making a materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

•        HIPAA, as amended by the HITECH Act, and their implementing regulations, also impose obligations, including mandatory contractual terms, on covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates and their covered subcontractors that perform certain services for them or on their behalf involving the use or disclosure of individually identifiable health information with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•        The federal Physician Payments Sunshine Act, also known as Open Payments, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually, with certain exceptions to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other “transfers of value” made to physicians, defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided, as well as ownership and investment interests held, during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists and certified nurse-midwives; and

•        Analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers; state laws that require medical device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state beneficiary inducement laws, which are state laws that require medical device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

State and federal regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, and the U.S. Congress continues to strengthen the arsenal of enforcement tools. Most recently, the Bipartisan Budget Act of 2018, or the BBA, increased the criminal and civil penalties that can be imposed for violating certain federal health care laws, including the Anti-Kickback Statute. Enforcement agencies also continue to pursue novel theories of liability under these laws. In particular, government agencies have increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities and patient support programs, including bringing criminal charges or civil enforcement actions under the Anti-Kickback Statute, federal FCA and HIPAA’s healthcare fraud and privacy provisions.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices of our INVU platform, and financial arrangements with physicians, other healthcare providers, and other customers, could be subject to challenge under one or more such laws. If an arrangement were deemed to violate the Anti-Kickback Statute, it may also subject us to violations under other fraud and abuse laws such as the federal FCA and civil monetary penalties laws. Moreover, such arrangements could be found to violate comparable state fraud and abuse laws.

Achieving and sustaining compliance with applicable federal and state anti-fraud and abuse laws may prove costly. If we, our employees or our contractors are found to have violated any of the above laws we may be subjected to substantial criminal, civil and administrative penalties, including imprisonment, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, and significant fines, monetary penalties, forfeiture, disgorgement and damages, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any action or investigation against us for the violation of these healthcare fraud and abuse laws, even if successfully defended, could result in significant legal expenses and could divert our management’s attention from the operation of our business. Companies settling federal FCA, Anti-Kickback Statute or civil monetary penalties law cases also may be required to enter into a Corporate Integrity Agreement with the OIG, in order to avoid exclusion from participation (such as loss of coverage for their products) in federal healthcare programs such as Medicare and Medicaid. Corporate Integrity Agreements typically impose substantial costs on companies to ensure compliance. Defending against any such actions can be costly, time-consuming and may require significant personnel resources, and may harm our business, financial condition and results of operations.

In addition, the medical device industry’s relationship with physicians is under increasing scrutiny by the OIG, the U.S. Department of Justice, or the DOJ, the state attorney generals and other foreign and domestic government agencies. Our failure to comply with requirements governing the industry’s relationships with physicians or an investigation into our compliance by the OIG, the DOJ, state attorney generals and other government agencies, could harm our business, financial condition and results of operations.

Our employees, independent contractors, consultants, commercial partners and suppliers may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business, financial condition and results of operations.

We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, suppliers and distributors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates: (i) the rules and regulations of the FDA and other similar foreign regulatory bodies, including those laws requiring the reporting of true, complete and accurate information to such regulators; (ii) manufacturing standards; (iii) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or (iv) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials.

We have adopted a code of conduct, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, additional integrity reporting and oversight obligations, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations, which could harm our business, financial condition and results of operations.

Regulatory compliance is expensive, complex and uncertain, and a failure to comply could lead to enforcement actions against us and other negative consequences for our business.

The FDA and similar agencies regulate our INVU platform as a medical device. Complying with these regulations is costly, time-consuming, complex and uncertain. For instance, before a new medical device, or a new intended use for, an existing device can be marketed in the United States, a company must first submit and receive either a 510(k) clearance, de novo authorization or approval of a PMA from the FDA, unless an exemption applies. FDA regulations and regulations of similar agencies are wide-ranging and include, among other things, oversight of:

•        product design, development, manufacturing (including suppliers) and testing;

•        laboratory, preclinical and clinical studies;

•        product safety and effectiveness;

•        product labeling;

•        product storage and shipping;

•        record keeping;

•        pre-market clearance or approval;

•        marketing, advertising and promotion;

•        product sales and distribution;

•        product changes;

•        product recalls; and

•        post-market surveillance and reporting of deaths or serious injuries and certain malfunctions.

Our INVU platform is subject to extensive regulation by the FDA and non-U.S. regulatory agencies. Further, improvements of our INVU platform and any potential new products will be subject to extensive regulation and will likely require permission from regulatory agencies and ethics boards to conduct clinical trials and clearance or approval from the FDA and non-U.S. regulatory agencies prior to commercial sale and distribution. Failure to comply with applicable U.S. requirements regarding, for example, promoting, manufacturing or labeling our INVU platform, may subject us to a variety of administrative or judicial actions and sanctions, such as Form 483 observations, warning letters, untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. Any enforcement action by the FDA and other comparable non-U.S. regulatory agencies could harm our business, financial condition and results of operations.

Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following actions:

•        untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•        unanticipated expenditures to address or defend such actions;

•        customer notifications for repair, replacement or refunds;

•        recall, detention or seizure of our INVU platform;

•        operating restrictions or partial suspension or total shutdown or production;

•        refusing or delaying our requests for 510(k) clearance or PMA of new products or modified products;

•        operating restrictions;

•        withdrawing 510(k) clearances or PMAs that have already been granted;

•        refusal to grant export approval for our INVU platform; or

•        criminal prosecution.

If any of these events were to occur, it would have a negative impact on our business, financial condition and results of operations.

The FDA also regulates the advertising and promotion of our INVU platform to ensure that the claims we make are consistent with our regulatory clearances and approvals, that there are adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading in any respect. If the FDA determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

Our medical device operations are subject to pervasive and continuing FDA regulatory requirements, and failure to comply with these requirements could harm our business, financial condition and results of operations.

Medical devices regulated by the FDA are subject to “general controls” which include: registration with the FDA; listing commercially distributed products with the FDA; complying with GMPs under QSR; filing reports with the FDA of, and keeping records relative to certain types of adverse events associated with devices under the medical device reporting regulation; assuring that device labeling complies with device labeling requirements; reporting certain device field removals and corrections to the FDA; and obtaining pre-market notification 510(k) clearance for devices prior to marketing. Some devices known as “510(k)-exempt” devices can be marketed without prior marketing-clearance or approval from the FDA. The current indications for use and the passive nature of our platform and hardware classifies our product as a Class II product, although future services or tools may subject our product to different classifications or regulatory pathways.

The medical device industry is now experiencing greater scrutiny and regulation by federal, state and foreign governmental authorities. Companies in our industry are subject to more frequent and more intensive reviews and investigations, often involving the marketing, business practices and product quality management. Such reviews and investigations may result in civil and criminal proceedings; the imposition of substantial fines and penalties; the receipt of warning letters, untitled letters, demands for recalls or the seizure of our INVU platform; the requirement to enter into corporate integrity agreements, stipulated judgments or other administrative remedies; and result in our incurring substantial unanticipated costs and the diversion of key personnel and management’s attention from their regular duties, any of which may harm our business, financial condition and results of operations, and may result in greater and continuing governmental scrutiny of our business in the future.

Additionally, federal, state and foreign governments and entities have enacted laws and issued regulations and other standards requiring increased visibility and transparency of our interactions with healthcare providers. For example, Open Payments requires us to annually report to CMS payments and other transfers of value to all U.S. physicians and U.S. teaching hospitals, with the reported information made publicly available on a searchable website. Failure to comply with these legal and regulatory requirements could impact our business, and we have had and will continue to spend substantial time and financial resources to develop and implement enhanced structures, policies, systems and processes to comply with these legal and regulatory requirements, which could harm our business, financial condition and results of operations.

Material modifications to our INVU platform may require new 510(k) clearances or pre-market approvals or may require us to recall or cease marketing our INVU platform until clearances or approvals are obtained, which could harm our business, financial condition and results of operations.

Modifications that could significantly affect the safety and effectiveness of our approved or cleared products, such as changes to the intended use or technological characteristics of our INVU platform, will require new 510(k) clearances or PMAs or require us to recall or cease marketing the modified device until these clearances or approvals are obtained. Based on FDA published guidelines, the FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplemental approval or clearance; however, the FDA can review a manufacturer’s decision. Any modification to an FDA-cleared device that could significantly affect its safety or efficacy or that would constitute a major change in its intended use may require a new 510(k) clearance or possibly a PMA. We may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, our INVU platform in a timely fashion, or at all. Delays in obtaining required future clearances or approvals could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. For example, the FDA may request additional or new clinical studies to prove safety or efficacy. We may make additional modifications to our INVU platform in the future which could require additional clearances or approvals. If the FDA requires new clearances or approvals for these modifications, we may be required to recall and to stop selling or marketing such product as modified, which could harm our operating results and require us to redesign such product. In these circumstances, we may be subject to significant enforcement actions. The FDA may also change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may impact our ability to modify our currently approved or cleared products on a timely basis. Any of these actions could harm our business, financial condition and results of operations.

There is no guarantee that the FDA will approve a de novo classification application, grant 510(k) clearance or pre-market approval of any material modifications to our INVU platform or for future products and failure to obtain necessary clearances or approvals would adversely affect our ability to grow our business

In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, in order to clear the proposed device for marketing. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. In the de novo classification process, the FDA may classify a novel medical device as Class I or Class II if no predicate device is legally on the market.

The FDA’s de novo classification process generally takes six months from submission, but may take longer. The FDA’s 510(k) clearance process usually takes three to 12 months from submission, but may last longer. The process of obtaining PMA approval is much more rigorous, costly, lengthy and uncertain than the 510(k) clearance process. It generally takes one to three years, or even longer, from the time the PMA is submitted to the FDA until an approval is obtained. In the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. Any delay or failure to obtain necessary regulatory approvals or clearances would have a material adverse effect on our business, financial condition and prospects.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•        our inability to demonstrate to the satisfaction of the FDA that our INVU platform is safe or effective for its intended uses;

•        the FDA may request additional information following the receipt of a de novo classification application;

•        the FDA may reject a de novo application upon identification of a legally marketed predicate device and require submission of a 510(k) clearance;

•        our inability to establish substantial equivalence with a predicate device;

•        the disagreement of the FDA with the design, conduct or implementation of our clinical trials or the analysis or interpretation of data from pre-clinical studies or clinical trials;

•        serious and unexpected adverse device effects experienced by participants in our clinical trials;

•        the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

•        our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•        an advisory committee, if convened by the FDA, may recommend against approval of our PMA or other application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions, or even if an advisory committee, if convened, makes a favorable recommendation, the FDA may still not approve the product;

•        the FDA may identify deficiencies in our marketing application, and in our manufacturing processes, facilities or analytical methods or those of our third-party contract manufacturers;

•        the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval; and

•        the FDA or foreign regulatory authorities may audit our clinical trial data and conclude that the data is not sufficiently reliable to support a PMA application.

If we are unable to obtain approval for any medical device for which we plan to seek approval, our business may be harmed.

Although we have obtained regulatory clearance for fetal viability checks in the United States through MHR and FHR physiological measurements, as well as measuring MUA, and as a result, offering NSTs, they will remain subject to extensive regulatory scrutiny. If regulatory sanctions are applied or if regulatory clearance or approval is withdrawn, it would harm our business, financial condition and results of operations.

Although we have obtained regulatory clearance for fetal viability checks in the United States through MHR and FHR physiological measurements, as well as measuring MUA, and as a result, offering NSTs, our INVU platform will be subject to ongoing regulatory requirements for manufacturing, distributing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, effectiveness and other post-market information, including both federal and state requirements in the United States and requirements of comparable non-U.S. regulatory authorities.

Our manufacturing facilities are required to comply with extensive requirements imposed by the FDA and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to the QSR or similar regulations set by foreign regulatory authorities. As such, we will be subject to continual review and inspections to assess compliance with the QSR and adherence to commitments made in any 510(k), de novo classification, or PMA application. Accordingly, we continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory clearances or approvals that we have received for our INVU platform will be subject to limitations on the cleared or approved indicated uses for which the product may be marketed and promoted, will be subject to the conditions of approval, or will contain requirements for potentially costly post-marketing testing. We are required to report certain adverse events and production problems, if any, to the FDA and comparable foreign regulatory authorities. Any new legislation addressing product safety issues could result in increased costs to assure compliance. The FDA and other agencies, including the DOJ, closely regulate and monitor the post-clearance or approval marketing and promotion of products to ensure that they are marketed and distributed only for the cleared or approved indications and in accordance with the provisions of the cleared or approved labeling. We have to comply with requirements concerning advertising and promotion for our INVU platform.

Promotional communications with respect to devices are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the products’ cleared or approved labeling. As such, we may not promote our products for indications or uses for which they do not have clearance or approval. For certain changes to a cleared or approved product, including certain changes to product labeling, the holder of a cleared 510(k), de novo classification or approved PMA application may be required to submit a new application and obtain clearance or approval. We train our marketing and sales force against promoting our products for uses outside of the cleared or approved indications for use, known as off-label uses. However, physicians or healthcare providers may use our products for off-label purposes and are allowed to do so when in the physician’s independent professional medical judgment he or she deems it appropriate. If the FDA determines that our promotional materials or training constitute promotion of an off-label or other improper use, or that our internal policies and procedures are inadequate to prevent such off-label uses, it could subject us to regulatory or enforcement actions as discussed below.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with our facilities where the product is manufactured or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or on us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•        subject our facilities to an adverse inspectional finding or Form 483, or other compliance or enforcement notice, communication or correspondence;

•        issue warning or untitled letters that would result in adverse publicity or may require corrective advertising;

•        impose civil or criminal penalties;

•        suspend or withdraw regulatory clearances or approvals;

•        refuse to clear or approve pending applications or supplements to approved applications submitted by us;

•        impose restrictions on our operations, including closing our suppliers’ facilities;

•        seize or detain products; or

•        require a product recall.

In addition, violations of the Federal Food, Drug and Cosmetic Act, relating to the promotion of approved products may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and negatively impact our ability to commercialize and generate revenue from our INVU platform. If regulatory sanctions are applied or if regulatory clearance or approval is withdrawn, it would harm our business, financial condition and results of operations.

If we or our suppliers fail to comply with the FDA’s QSR, or any applicable state equivalent, our operations could be interrupted and our potential product sales and operating results could suffer.

Our manufacturing processes and those of our third-party suppliers are required to comply with the FDA’s QSR, which covers the design controls, document controls, purchasing controls, identification and traceability, production and process controls, acceptance activities, nonconforming product requirements, corrective and preventive action requirements, labeling and packaging controls, handling, storage, distribution and installation requirements, complaint handling, records requirements, servicing requirements and statistical techniques potentially applicable to the production of our medical device product. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic announced or unannounced inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. If we experience an unsuccessful Quality System inspection, our operations could be disrupted and our manufacturing could be interrupted. Failure to take adequate corrective action in response to an adverse Quality System inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our INVU platform and cause our revenue to decline. We have registered with the FDA as a medical device manufacturer. We anticipate that we and certain of our third-party component suppliers will be subject to FDA and local regulatory inspections.

We or our suppliers may not be able to continue to remain in compliance with QSR. If any manufacturer’s facilities in the United States were found to be in noncompliance or fail to take satisfactory corrective action in response to adverse QSR inspectional findings, the FDA could take legal or regulatory enforcement actions against us and/or our products, including, but not limited to, the cessation of sales or the recall of our products, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits. Taking corrective action may be expensive, time-consuming and a distraction for management, and if we experience a shutdown or delay at our manufacturing facilities, we may be unable to produce our products, which would harm our business.

Current regulations depend heavily on administrative interpretation. If the FDA does not believe that we are in compliance with applicable FDA regulations, the agency could take legal or regulatory enforcement actions against us and/or our products. We are also subject to periodic inspections and audits by the FDA and other governmental regulatory agencies, as well as certain third-party regulatory groups. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical study or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business. Future interpretations made by the FDA or other regulatory bodies made during the course of these inspections or audits may vary from current interpretations and may adversely affect our business and prospects. The FDA’s and other comparable non-U.S. regulatory agencies’ statutes, regulations, policies or interpretations may change, and additional government regulation or statutes may be enacted, which could increase post-approval regulatory requirements, or delay, suspend or prevent marketing of any cleared or approved products or necessitate the recall of distributed products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

The medical device industry has been under heightened FDA scrutiny as the subject of government investigations and enforcement actions. If our operations and activities are found to be in violation of any FDA laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and other legal and/or agency enforcement actions. Any penalties, damages, fines or curtailment or restructuring of our operations or activities could harm our ability to operate our business and our financial results. The risk of us being found in violation of FDA law or regulations is increased by the fact that many of these laws and regulations are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend ourselves against that action and its underlying allegations, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. Where there is a dispute with a federal or state governmental agency that cannot be resolved to the mutual satisfaction of all relevant parties, we may determine that the costs, both real and contingent, are not justified by the commercial returns to us from maintaining the dispute or the product.

Various claims, design features or performance characteristics of our medical device that we may regard as permitted by the FDA without marketing clearance or approval may be challenged by the FDA or state or foreign regulators. The FDA or state or foreign regulatory authorities may find that certain claims, design features or performance characteristics, in order to be made or included in the product, may have to be supported by further studies and marketing clearances or approvals, which could be lengthy, costly and possibly unobtainable.

Our INVU platform and wearable wireless sensory band may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our wearable wireless sensory band, or a recall of our wearable wireless sensory band either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in clearance or approval of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, will distract management from operating our business and may harm our reputation and financial results.

Our products may in the future be subject to product recalls that could harm our reputation, business and financial results.

Medical devices can experience performance problems in the field that require review and possible corrective action. The occurrence of component failures, manufacturing errors, software errors, design defects or labeling inadequacies affecting a medical device could lead to a government-mandated or voluntary recall by the device manufacturer, in particular when such deficiencies may endanger health. The FDA requires that certain classifications of recalls be reported to the FDA within 10 working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. Product recalls may divert management attention and financial resources, expose us to product liability or other claims, harm our reputation with customers and adversely impact our business, financial condition and results of operations.

Legislative or regulatory reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of any future products and to manufacture, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of planned or future products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, the recent change in administration may impact our business and industry.

Any change in the laws or regulations that govern the clearance and approval processes relating to our current, planned and future products could make it more difficult and costly to obtain clearance or approval for new products or to produce, market and distribute existing products. Significant delays in receiving clearance or approval or the failure to receive clearance or approval for any new products would have an adverse effect on our ability to expand our business. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing clearance that we may have obtained and we may not achieve or sustain profitability.

From time to time, we engage outside parties to perform services related to certain of our clinical studies and trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to complete our clinical studies and may incur significant additional costs.

From time to time, we engage consultants to help design, monitor and analyze the results of certain of our clinical studies and trials. The consultants we engage interact with clinical investigators to enroll patients in our clinical trials. We depend on these consultants and clinical investigators to conduct clinical studies and trials and monitor and analyze data from these studies and trials under the investigational plan and protocol for the study or trial and in compliance with applicable regulations and standards, such as the FDA’s Good Clinical Practice, or GCP, guidelines and FDA human subject protection regulations. We may face delays in completing our clinical studies if these parties do not perform their obligations in a timely, compliant or competent manner. If these third parties do not successfully carry out their duties or meet expected deadlines, or if the quality, completeness or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical trial protocols or for other reasons, our clinical studies or trials may be extended, delayed or terminated or may otherwise prove to be unsuccessful, and we may have to conduct additional studies, which would significantly increase our costs.

Healthcare reform initiatives and other administrative and legislative proposals may harm our business, financial condition, results of operations and cash flows in our key markets.

There have been and continue to be proposals by the federal government, state and local governments, regulators and third-party payers to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. Certain of these proposals could limit the prices we are able to charge for our INVU platform or the coverage and reimbursement available for our products and could limit the acceptance and availability of our products. The adoption of proposals to control costs could harm our business, financial condition and results of operations.

There likely will continue to be legislative and regulatory proposals at the federal, state and local levels directed at containing or lowering the cost of healthcare, particularly in light of recent elections. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of federal, state and local governments, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may harm:

•        our ability to set a price that we believe is fair for our product;

•        our ability to generate revenue and achieve or maintain profitability; and

•        the availability of capital.

Further, heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. Additionally, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase and which suppliers will be included in their healthcare programs. Adoption of price controls and other cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures may prevent or limit our ability to generate revenue and attain profitability.

Various new healthcare reform proposals are emerging at the federal and state level. It is also possible that additional governmental action will be taken in response to the COVID-19 pandemic. Any new federal, state or local healthcare initiatives that may be adopted could limit the amounts that federal, state or local governments will pay for healthcare products and services, and could harm our business, financial condition and results of operations.

Clinical trials may be delayed, suspended or terminated for many reasons, which will increase our expenses and delay the time it takes to expand our evidence base for our products.

We plan to continue to develop and execute clinical studies for our INVU platform. We may experience delays in ongoing or future clinical studies, and we do not know whether future clinical studies will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The commencement and completion of clinical trials for future products or indications may be delayed, suspended or terminated as a result of many factors, including:

•        the delay or refusal of regulators or Institutional Review Boards, or IRBs, to authorize us to commence a clinical trial at a prospective trial site;

•        changes in regulatory requirements, policies and guidelines;

•        delays or failure to reach agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•        delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•        the inability to enroll a sufficient number of patients in trials to observe statistically significant treatment effects in the trial;

•        having clinical sites deviate from the trial protocol or dropping out of a trial;

•        safety or tolerability concerns that could cause us to suspend or terminate a trial if we find that participants are being exposed to unacceptable health risks;

•        regulators or IRBs require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;

•        lower than anticipated retention rates of patients and volunteers in clinical trials;

•        our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to use in a timely manner, or at all, deviating from the protocol or dropping out of a trial;

•        delays relating to adding new clinical trial sites; and

•        exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or the Ethics Committees of institutions at which such trials are being conducted, by the Data Safety Monitoring Board for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements, including GCP regulations, or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA resulting in the imposition of a clinical hold, unforeseen safety issues, failure to demonstrate safety and effectiveness, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

In addition, we may encounter delays if the FDA concludes that our financial relationships with investigators result in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time. If these relationships and any related compensation to or ownership interest by the clinical investigator carrying out the study result in perceived or actual conflicts of interest, or if the FDA concludes that the financial relationship may have affected interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA. Any such delay or rejection could prevent us from expanding the evidence base for our INVU platform and may harm future sales growth of our products.

The results of our clinical trials may not support our INVU platform claims or may result in the discovery of adverse side effects.

The results of our future clinical trials may not support our development plans for our INVU platform and the FDA may not agree with our conclusions regarding the results of our trials. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and later trials may not replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our INVU platform is safe and effective for the proposed indicated uses, which could cause us to abandon development of our INVU platform and may delay development of other product candidates. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our INVU platform and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the future product’s profile.

Risks Related to Israeli Law and Our Operations in Israel

Conditions in Israel could materially and adversely affect our revenues, our results of operations, and our financial condition.

Many of our employees, including certain management members, operate from our offices that are located in Tel Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our revenues, our results of operations and our financial condition. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our revenues, our results of operations, and our financial condition.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, this government coverage may not be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our revenues, our results of operations and our financial condition. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could adversely affect our revenues, our results of operations, and our financial condition.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, our financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our revenues, our results of operations and financial condition.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our revenues, our results of operations, and our financial condition.

Exchange rate fluctuations between the U.S. dollar, Euro and the New Israeli Shekel currencies may negatively affect our earnings.

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars, Euros and NIS. As a result, we are exposed to the risks that the Euro and the U.S. dollar may appreciate relative to the NIS, or, if either the Euro and the U.S. dollar devalue relative to the NIS, that the inflation rate in the EU and in the United States may exceed such rate of devaluation of the Euro and the U.S. dollar, or that the timing of such devaluation may lag behind inflation in the EU and in the United States. In any such event, the Euro denominated cost of our operations in the EU and our NIS denominated costs of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2020 was $1.00 = Euro 0.88 and $1.00 = NIS 3.438. We cannot predict any future trends in the rate of inflation in the EU and in the United States or the rate of devaluation, if any, of either the Euro or the U.S. dollar against the NIS.

We have received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions as defined in Israel’s Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984, or Innovation Law. Such grants will restrict the transfer or license of know-how, and may restrict the transfer of manufacturing or manufacturing rights of certain products, technologies or know-how outside of Israel, without the prior approval of the IIA.

We received Israeli government grants for certain of our research and development activities. When a company develops know-how, technology or products using grants from the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (formerly known as Office of Chief Scientist), or IIA, the terms of these grants and the Innovation Law restrict the transfer or license of such know-how devolved using such grants, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know-how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals in the future. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer outside of Israel technology or development that were developed using grants from the IIA. In addition, the product candidates of technologies and products developed using grants from the IIA may be manufactured outside of Israel by us or by another entity only if prior approval is received from the IIA. Such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate. In addition to the obligation to receive prior approval to manufacture outside Israel, in general, a company that transfers manufacturing rights abroad will be required to pay royalties at an accelerated rate and will be required to pay increased royalties, as defined under the IIA’s rules and guidelines. The total amount of the increased royalties to be repaid to the IIA shall not exceed, in the aggregate, 300% of the amount of the grant received (dollar linked), plus interest at annual rate based on LIBOR, depending on the manufacturing volume that is performed outside Israel, less royalties already paid to the IIA. Notwithstanding the foregoing, our current manufacturing outside of Israel is not subject to any IIA approvals or accelerated royalties. On December 6, 2021 the IIA approved the execution of this offering.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel, may require payment to the IIA of amounts which are determined taking into consideration the following elements: (i) the value of the transferred or licensed technology or know-how; (ii) our research and development expenses; (iii) the amount of IIA accumulated grants; (iv) accumulated revenue-based royalties already paid by us; and (v) the time that has passed since the completion of IIA supported period and other factors. Over the years, we received various grants from the IIA in the total amount of $1.038 million, out of which the latest grants in the amount of $0.122 million were received from the IIA in 2017 and in November 2021, we received an approval from the IIA for a plan with a budget of $0.565 million that includes a grant from the IIA in the amount of $0.226 million, for the development of a wearable system for passive monitoring of vital medical indicators, in collaboration with Charité Hospital in Berlin. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. The net consideration available to our shareholders in certain transactions (such as a merger or similar change of control transaction) involving the transfer outside of Israel of technology or know-how developed with IIA funding may be reduced by any amounts that we may be required to pay to the IIA.

Provisions of Israeli law and our Amended Articles to be effective upon the consummation of this offering may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law and our Amended Articles to be effective upon the consummation of this offering could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our Board of Directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•        the Companies Law regulates mergers and requires that a tender offer be effected when one or more shareholders propose to purchase shares that would result in it or them owning more than a specified percentage of shares in a company;

•        the Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•        the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•        our Amended Articles to be effective upon the consummation of this offering divide our directors into three classes, each of which is elected once every three years;

•        an amendment to our Amended Articles to be effective upon the consummation of this offering generally requires, in addition to the approval of our Board of Directors, a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision empowering our Board of Directors to determine the size of the Board, the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require us to include a matter on the agenda for a general meeting of the shareholders, the provisions relating to the election and removal of members of our Board of Directors and empowering our Board of Directors to fill vacancies on the Board, requires, in addition to the approval of our Board of Directors, a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;

•        our Amended Articles to be effective upon the consummation of this offering do not permit a director to be removed, except by a vote of the holders of at least 65% of our outstanding shares entitled to vote at a general meeting of shareholders; and

•        our Amended Articles to be effective upon the consummation of this offering provide that director vacancies may be filled by our Board of Directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

It may be difficult to enforce a U.S. judgment against us, our officers, and our directors named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States, and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Amended Articles to be effective upon the consummation of this offering and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward our company and other shareholders and to refrain from abusing his, her or its power in our company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, and with regard to increases in a company’s authorized share capital, mergers, and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in our company, or has other powers toward our company has a duty of fairness toward us. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. We may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to us. If we qualify for such benefits and programs and fail to meet the conditions thereof, the benefits could be canceled and we could be required to refund any benefits we might already have enjoyed and become subject to penalties. Additionally, if we qualify for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on our financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent or other intellectual property protection for any product we develop or for our technology, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any product we may develop, and our technology, may be harmed.

As with other medical device companies, our success depends in large part on our ability to obtain, maintain and solidify a proprietary position for our product, which will depend upon our success in obtaining effective patent protection in the United States and other countries that cover, and other intellectual property with respect to, such product, its manufacturing processes and its intended methods of use and enforcing those patent claims once granted, as well as our other intellectual property. In some cases, we may not be able to obtain issued claims covering our technologies which are sufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent and other intellectual property protection with respect to our products or other aspects of our business could harm our business, financial condition and results of operations.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our patents. Additionally, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

The strength of patent rights generally, and particularly the patent position of medical device companies, involves complex legal and scientific questions and can be uncertain, and has been the subject of much litigation in recent years. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law or rules in ways affecting the scope or validity of issued patents. Our current or future patent applications may fail to result in issued patents in the United States or foreign countries with claims that cover our product. Even if patents do successfully issue from our patent applications, third parties may challenge the validity, enforceability or scope of such patents, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful challenge to our patents could deprive us of exclusive rights necessary for the successful commercialization of our product. Furthermore, even if they are unchallenged, our patents may not adequately protect our product, provide exclusivity for our products or prevent others from designing around our claims. If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and products would be adversely affected. If the breadth or strength of protection provided by the patents we hold or pursue with respect to our products is challenged, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize, our product.

Patent terms may be inadequate to protect our competitive position on our future products for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our future products are obtained, once the patent life has expired, we may be open to competition from competitive products.

Given the amount of time required for the development, testing and regulatory review of new products, patents protecting our future products might expire before or shortly after we or our future partners commercialize those products. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours for a sufficient amount of time, and, as a result, we may not be able to obtain adequate protection from our patent portfolio against competition, in spite of the time and effort invested in the commercialization of our future products.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful, and which could additionally result in the diversion of management’s time and efforts, require us to pay damages or prevent us from marketing our existing or future products.

Competitors may infringe our patents, or the patents of any future licensing partners, or we may be required to defend against claims of infringement. In addition, our patents or the patents of any such licensing partners also may become involved in inventorship, priority or validity disputes. Patent litigation is prevalent in the medical device and diagnostic sectors. Our commercial success depends in part upon our ability and that of our contract manufacturers and suppliers to manufacture, market, sell our planned product, and use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights or intellectual property of third parties. To prosecute, counter or defend against patent infringement claims can be expensive and time-consuming. In an infringement proceeding, a court may decide that our patent is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover such technology. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our management and other personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Any of the foregoing could harm our business, financial condition and results of operations.

We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology. Additional third parties may assert infringement claims against us based on existing or future intellectual property rights, regardless of merit. If we are found to infringe a third-party’s intellectual property rights, we could be required to obtain a license from such third-party to continue developing and marketing our products and technology. We may also elect to enter into such a license in order to settle pending or threatened litigation. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and could require us to pay significant royalties and other fees. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, which may be significant. If we are found to have willfully infringed a third-party patent, we could be required to pay treble damages and attorneys’ fees. A finding of infringement could prevent us from commercializing our planned products in commercially important territories, or force us to cease some of our business operations, which could harm our business. Although we try to ensure that our employees, advisors and consultants do not use the proprietary information or know-how of others in their work for us, including requiring that our employees, advisors and consultants do not breach any contractual obligations with other third parties related to proprietary information or know-how in connection with their work for us, we may be subject to claims that we, or these employees, have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. These and other claims that we have misappropriated the confidential information or trade secrets of third parties can have a similar negative impact on our business to the infringement claims discussed above.

Even if we are successful in prosecuting or defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could harm our business, financial condition and results of operations.

We have foreign intellectual property rights and may not be able to protect our intellectual property and proprietary rights throughout the world, which could harm our business, financial condition and results of operations.

Currently, we have 26 issued foreign utility patents, 12 pending foreign utility patent applications and two PCT patent applications covering various aspects of our INVU platform. Our patent portfolio also includes seven issued foreign design patents. Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, from selling or importing products made using our inventions in and into the United States or other jurisdictions, or from using our trademarks or trademarks confusingly similar to our trademarks for similar goods and services in any jurisdiction. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition and results of operations may be harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

Our registered and unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be violating or infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners and customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement or dilution claims brought by owners of other trademarks. We have not conducted any registrability studies for possible future trademarks or current trademarks in future jurisdictions to assess whether such marks would be successfully registered. In addition, we may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names or other intellectual property may be ineffective, and we may be required, and have been required, to limit the use of our trademarks or trade names to certain classes of goods and services in certain jurisdictions. This could result in substantial costs and diversion of resources and could harm our business, financial condition and results of operations.

Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and subject us to possible litigation.

A portion of the products or technologies licensed, developed and/or distributed by us incorporate so-called “open source” software and we may incorporate open source software into other products and technologies in the future. Such open source software generally is licensed by its authors or other third parties under open source licenses. Some open source licenses may contain certain unfavorable conditions, such as requirements that we disclose source code for modifications or derivative works that we make to the open source software and that we license such modifications or derivative works to third parties at no cost or under the terms of the particular open source license. In some circumstances, distribution of our proprietary software in connection with open source software could require that we disclose and license some or all of our proprietary code in that software, as well as distribute our software that uses particular open source software at no cost to the user. We monitor our use of open source software in an effort to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code; however, there can be no assurance that such efforts will be successful. In addition, third-party products that we utilize may also include certain open source software code that if used in combination with our own software may jeopardize our intellectual property rights or limit our ability to sell through certain sales channels (or otherwise subject our proprietary source code to the above-described risks). Open source license terms are often ambiguous and such use could inadvertently occur. There is little legal precedent governing the interpretation of many of the terms of these licenses, and the potential impact of these terms on our business may result in unanticipated obligations regarding our technologies. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of the infringing product. In addition, if we combine our proprietary software with open source software in certain ways, under some open source licenses, we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours and otherwise adversely affect our business. These risks could be difficult to eliminate or manage, and, if not addressed, could harm our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Ordinary Shares

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and the private placement and may not use them effectively.

We intend to use the net proceeds from this offering and the private placement to fund research and development activities, sales and marketing activities to support commercialization of our INVU platform, general and administrative expenses incurred to expand our organization and transition from a private to a public company, capital expenditures to manufacture our products, and for general corporate purposes. See “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering and the private placement and will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation.

Pending their use, we may invest the net proceeds from this offering and the private placement in a manner that does not produce value. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

The price of our ordinary shares may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has not been a public trading market for our ordinary shares. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your ordinary shares at an attractive price or at all. The initial public offering price of our ordinary shares will be determined by negotiations between us and the underwriter based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See “Underwriting.” Consequently, you may not be able to sell your ordinary shares at prices equal to or greater than the price you paid in this offering.

Many factors, which are outside our control, may cause the market price of our ordinary shares to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:

•        our operating and financial performance and prospects;

•        announcements by us or our competitors of new products, services, strategic investments or acquisitions;

•        the public’s reaction to our press releases, other public announcements and filings with the SEC;

•        the trading volume of our ordinary shares;

•        coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•        market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•        changes in laws or regulations which adversely affect our industry or us;

•        changes in accounting standards, policies, guidance, interpretations or principles;

•        changes in senior management or key personnel;

•        issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•        changes in our dividend policy;

•        general economic, market and political conditions (such as the effects of the recent COVID-19 pandemic); and

•        other developments affecting us, our industry or our competitors.

These broad market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our ordinary shares is low. As a result, you may suffer a loss on your investment.

There has been no prior market for our ordinary shares, and an active trading market for our ordinary shares may never develop or be sustained.

There has been no public market for our ordinary shares prior to this offering. The initial public offering price for our ordinary shares was determined through negotiations between the underwriter and us and may vary from the market price of our ordinary shares following the completion of this offering. Although we expect that the ordinary shares will be authorized for trading on the NYSE, an active trading market for our ordinary shares may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our ordinary shares does not develop or is not maintained, the liquidity of our ordinary shares, your ability to sell your ordinary shares when desired and the prices that you may obtain for your ordinary shares will be adversely affected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. As a result of our current dividend policy, you may not receive any return on an investment in our ordinary shares unless you sell our ordinary shares for a price greater than that which you paid for it. Any future determination to declare and pay cash dividends, if any, will be entirely at the discretion of our Board of Directors and will depend upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant. For more information, see “Dividend Policy.”

Future sales, or the perception of future sales, by us or our existing shareholders in the public market following this offering could cause the market price for our ordinary shares to decline.

The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with this offering, our officers, directors and holders of approximately 93% of our outstanding ordinary shares prior to the consummation of this offering, reflecting the issuance of 4,661,373 ordinary shares in connection with the conversion of the SAFEs upon the consummation of this offering (assuming all the SAFEs are converted into ordinary shares and no cash is paid to investors, which does not take into account those SAFEs entered into during October and November of 2021 for which the investors do not execute an amendment and will receive cash), and equity securities entered into lock-up agreements with the underwriter of this offering that prohibit the signing party from selling, contracting to sell or otherwise disposing of any ordinary shares or securities that are convertible or exchangeable for ordinary shares or entering into any arrangement that transfers the economic consequences of ownership of our ordinary shares for a period of up to 180 days from the date of this prospectus filed in connection with this offering. The lock-up agreements are subject to certain exceptions, including, solely with respect to Axxion SA, that the (i) Axxion Warrant and up to 666,667 shares issuable, without giving effect to the Beneficial Ownership Limitation, upon exercise of the Axxion Warrant and (ii) approximately 666,667 ordinary shares for which Axxion SA and certain of its affiliates have indicated their interest in purchasing at the initial public offering price, assuming, in each case, for the purposes of this paragraph, the price per share is $15.00, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, will not be subject to the restrictions set forth in the lock-up agreement.

The market price of our ordinary shares could drop significantly (i) if the holder of the Axxion Warrant exercises the warrants, in whole or in part, (ii) if, as the lockup period expires, the holders of the shares restricted by the lock-up agreements sell them, or (iii) if there is a perception in the market that there is an intention to exercise the Axxion Warrant or sell such shares. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities. See “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Exchange Act, and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. We have a significant number of processes and systems that must become Sarbanes-Oxley compliant. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Our entire management team and many of our other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We may make changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our Board of Directors, our board committees or as executive officers.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company. In order to comply with these rules, we expect to incur additional expenses and devote increased management effort. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

There may be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•        faulty human judgment and simple errors, omissions or mistakes;

•        fraudulent action of an individual or collusion of two or more people;

•        inappropriate management override of procedures; and

•        the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, or if material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence and to litigation from investors and shareholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in the price of our ordinary shares and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities, which would require additional financial and management resources.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will depend in part on the research and reports that third-party securities analysts publish about our company and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our ordinary shares, or if our reporting results do not meet their expectations, the market price of our ordinary shares could decline.

If our operating and financial performance in any given period does not meet or exceed the guidance that we provide to the public, the market price of our ordinary shares may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. If we elect to issue such guidance, it will be composed of forward-looking statements subject to the risks and uncertainties described in this prospectus. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our ordinary shares may decline.

Participation in this offering by Axxion SA or its affiliates could reduce the public float for our ordinary shares.

Axxion SA, one of our existing investors, and certain of its affiliates, have indicated an interest in purchasing an aggregate of approximately $10 million of our ordinary shares in this offering at the initial public offering price, representing approximately 666,667 ordinary shares, assuming an initial offering price of $15.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus. However, because this indication of interest is not a binding agreement or commitment to purchase, these entities may determine to purchase fewer shares than they indicate an interest in purchasing or to not purchase any shares in this offering. It is also possible that these entities could indicate an interest in purchasing more of our ordinary shares. In addition, the underwriter could determine to sell fewer shares to any of these entities than the entities indicate an interest in purchasing or to not sell any shares to these entities. The underwriter will receive the same underwriting discount on any shares purchased by these entities as it will on any other shares sold to the public in this offering. The ordinary shares expected to be purchased by Axxion SA and certain of its affiliates will not be subject to the restrictions on transfer set forth in a lock-up agreement with the underwriter for this offering.

If Axxion SA or its affiliates are allocated all or a portion of the shares in which these entities have indicated an interest in this offering or more, and purchase any such shares, such purchase could reduce the available public float for our shares if these entities hold these shares long term.

Investors in this offering will experience immediate and substantial dilution and may experience further dilution in the future.

Based on an assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our ordinary shares in this offering will experience an immediate and substantial dilution of $13.03 per share in the pro forma as adjusted net tangible book value per share of ordinary shares from the initial public offering price, and our pro forma as adjusted net tangible book value as of September 30, 2021 would be $1.97 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

Further, we may need to raise additional funds in the future to finance our operations. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your ordinary shares will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in us.

We may in the future grant stock options and other awards to certain current or future officers, directors, employees and consultants under equity compensation plans or individual agreements. The grant, exercise, vesting, or settlement of these awards, as applicable, will have the effect of diluting your ownership interest in us. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to providers of resources to us. Such additional issuances are likely to have the same dilutive effect.

We are an emerging growth company and a smaller reporting company, and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our ordinary shares less attractive to investors and may make it more difficult to raise capital as and when we need it.

We are an emerging growth company, as defined in the JOBS Act, and we expect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and extended adoption period for accounting pronouncements.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We cannot predict whether investors will find our ordinary shares less attractive as a result of our reliance on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

Additionally, because of the exemptions from various reporting requirements provided to us as an emerging growth company, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Our Amended Articles provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, and the competent courts of Tel Aviv, Israel, shall be the exclusive forum for resolution of substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees and could result in increased costs to such shareholders who bring a claim.

Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Amended Articles to be effective upon the consummation of this offering provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision.

Our Amended Articles to be effective upon the consummation of this offering further provide that, unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel, shall be the exclusive forum for the resolution of (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 1968, or the Israeli Securities Law. Such exclusive forum provision is intended to apply to claims arising under Israeli law and shall not apply to claims for which the federal courts would have exclusive jurisdiction, whether by law or pursuant to our Amended Articles, as described above.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provisions of our Amended Articles. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our Amended Articles. If a court were to find the exclusive forum provisions contained in our Amended Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of U.S. federal securities laws or the Companies Law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provisions may limit a shareholder’s ability to bring a claim in the judicial forum of their choosing for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers or other employees and result in increased costs to such shareholders who bring a claim.

We presently anticipate that we will be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets, and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on the nature, composition and value of our income, operations and assets currently and in the future, we presently anticipate that we will be a PFIC for United States federal income tax purposes for the current taxable year and in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position, and, therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations for U.S. Holders of Ordinary Shares”) if we are treated as a PFIC for any taxable year during which such United States holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Material U.S. Federal Income Tax Considerations for U.S. Holders of Ordinary Shares — Passive Foreign Investment Company Consequences.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of applicable securities laws. All statements (other than statements of historical facts) in this prospectus regarding our prospects, plans, financial position and business strategy may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of terminology such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “should,” “predict,” “project,” “potential,” “continue” or the negatives of these terms or variations of them or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Many factors could affect our actual results and could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements contained in this prospectus are subject to risks that may cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but are not limited to, the following risks:

•        our limited operating history;

•        our history of net losses;

•        our ability to demonstrate the feasibility of our INVU platform for commercial applications;

•        our ability to generate revenue in accordance with our business model;

•        our expectations regarding the impact of the COVID-19 pandemic on our business, results of operations and demand for our INVU platform;

•        our ability to develop, market and sell our INVU platform;

•        our ability to attain significant market acceptance of our INVU platform;

•        our ability to develop our sales and marketing organization;

•        the success of our strategic partnerships and collaborations;

•        our ability to obtain additional financing to fund our future operations;

•        our ability to continue as a going concern;

•        our dependence on third-party manufacturers and suppliers for our INVU platform;

•        regulatory developments in the United States and foreign countries;

•        our ability to maintain and obtain additional regulatory approvals for our INVU platform;

•        our ability to retain and hire our senior management and key personnel;

•        our expectations regarding our ability to obtain and maintain intellectual property protection for our INVU platform, as well as our ability to operate our business without infringing the intellectual property rights of others;

•        our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act and as a smaller reporting company under the federal securities laws;

•        our use of the proceeds from this offering and the private placement;

•        our operating and financial performance; and

•        the other risks described under “Risk Factors” in this prospectus.

Many important factors, in addition to the factors described above and in other sections of this prospectus, could adversely impact our business and financial performance. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our ordinary shares in this offering and the private placement will be approximately $16.26 million, after deducting the discounts and commissions and estimated offering expenses payable by us. This assumes an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus. If the underwriter exercises its option to purchase additional ordinary shares in full, the net proceeds to us will be approximately $17.65 million.

We intend to use the net proceeds from this offering and the private placement to fund research and development activities, sales and marketing activities to support commercialization of our INVU platform, general and administrative expenses incurred to expand our organization and transition from a private to a public company, capital expenditures to manufacture products, and for general corporate purposes.

We expect to use approximately $4.7 million of the net proceeds from this offering and the private placement for research and development activities over the next year, which activities are expected to include clinical studies and regulatory submissions to validate our technology and its value proposition in a broader context of providers and insurers, and expect to expend any remaining funds on mid to long-term objectives, such as the validation of our predictive capabilities and ability to leverage big data offerings, which, in addition to our current product, is an essential part of our innovation roadmap.

We expect to use approximately $4.2 million of the net proceeds from this offering and the private placement for sales and marketing activities, primarily to build a U.S. centered sales and marketing team in order to develop and serve our client relationships.

We expect to use approximately $4.1 million of the net proceeds from this offering and the private placement for general and administrative expenses we expect to incur as we expand our organization, including our operational capabilities, and transition from a private to a public company.

We expect to use approximately $1.3 million of the net proceeds from this offering and the private placement for capital expenditures to manufacture sensory bands required for our INVU platform over the next three years.

We expect to use any remaining proceeds for general corporate purposes.

We cannot specify with certainty all of the uses of the net proceeds that we will receive from this offering and the private placement. Accordingly, we will have broad discretion in the application of these proceeds and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering and the private placement.

Assuming no exercise of the underwriter’s option to purchase additional ordinary shares, a $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering and the private placement by $0.62 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting discounts and commissions and estimated expenses payable by us.

An increase or decrease of 1.0 million ordinary shares sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $13.95 million, based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2021:

•        on an actual basis;

•        on a pro forma basis to give effect to (1) the receipt of $25.7 million from certain investors in connection with the SAFEs entered into after the nine months ended September 30, 2021 and (2) the issuance of 3,687,431 ordinary shares pursuant to the SAFEs as a result of this offering, which constitutes a Liquidity Event (assuming all the SAFEs are converted into ordinary shares and no cash is paid to investors, which does not take into account those SAFEs entered into during October and November of 2021 for which the investors do not execute an amendment and will receive cash, and assuming the issuance and sale of our ordinary shares in this offering at an assumed offering price of $15.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus), collectively referred to as the Transactions; and

•        on a pro forma as adjusted basis, to give further effect to (1) the issuance and sale of our ordinary shares in this offering at an assumed offering price of $15.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (2) the issuance of the Axxion Warrant for $10 million to purchase 666,667 ordinary shares, without giving effect to the Beneficial Ownership Limitation, at an exercise price of $0.01 per share, in the private placement, after deducting discounts and commissions and estimated offering expense, (3) the 1-for-1.20528932832588 share split of all outstanding ordinary shares immediately prior to the completion of this offering and (4) the filing and effectiveness of our Amended Articles upon the consummation of this offering.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

(Amounts in thousands)	As of September 30, 2021 (Unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$5,614	$34,814	$50,074
SAFE liability	30,624	0	0
Shareholders’ (deficit) equity:
Ordinary shares, NIS 0.01 par value, 20,000,000 authorized, 15,387,735 issued and outstanding, actual; ordinary shares, no par value, 60,000,000 authorized, 19,255,165 issued and outstanding, pro forma; ordinary shares, no par value, 60,000,000 authorized, 23,874,713 issued and outstanding, pro forma as adjusted	39	0	0
Additional paid-in capital	60,212	120,075	136,335
Accumulated deficit	(89,273)	(89,273)	(89,273)
Total shareholders’ (deficit) equity	(29,022)	30,802	47,067
Total capitalization	$1,602	$30,802	$47,067

____________

(1)      A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) the amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization on a pro forma as adjusted basis by $0.62 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million ordinary shares from the expected number of ordinary shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share of $15.00, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $13.95 million.

The number of our ordinary shares that will be outstanding after this offering is based on 18,546,673 ordinary shares outstanding as of September 30, 2021, and excludes:

•        4,188,251 ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding as of September 30, 2021 under our 2015 Plan, at a weighted average exercise price of $4.85 per share;

•        417,723 ordinary shares issuable upon the exercise of options to purchase ordinary shares that will be granted to Oren Oz, our Chief Innovation Officer and director, upon the consummation of this offering, to the extent this offering is consummated on or prior to December 31, 2021, at an exercise price of NIS 0.01 per share;

•        1,024,496 ordinary shares available for future issuance under our ESPP that we plan to adopt immediately prior to the completion of this offering;

•        1,506,612 ordinary shares available for future issuance under the 2021 Plan we are adopting in connection with this offering;

•        469,493 ordinary shares reserved for future issuance under our 2015 Plan as of September 30, 2021; and

•        666,667 ordinary shares issuable, at an exercise price of $0.01 per share, upon the exercise of the Axxion Warrant in full, without giving effect to the Beneficial Ownership Limitation.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends, if any, will be at the discretion of our Board of Directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant.

Accordingly, you may need to sell your ordinary shares to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — We do not intend to pay dividends for the foreseeable future.”

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share and the pro forma as adjusted net tangible book value per ordinary share. Dilution results from the fact that the per share offering price of our ordinary shares is substantially in excess of the book value per share attributable to the ordinary shares held by existing shareholders.

As of September 30, 2021, we had a net tangible book value (deficit) of $(29.02) million, or $(1.89) per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of ordinary shares outstanding as of September 30, 2021. The share and per share data set forth in this paragraph and below have been adjusted to give effect to a 1-for-1.20528932832588 share split of our ordinary shares immediately prior to the completion of this offering.

As of September 30, 2021, we had a pro forma net tangible book value (deficit) of $30.8 million, or $1.60 per share. Pro forma net tangible book value per share gives further effect to the Transactions (as defined and further described under “Capitalization”).

After giving effect to (1) the issuance and sale of 666,667 of our ordinary shares in this offering at an assumed offering price of $15.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the issuance and sale of the Axxion Warrant for $10 million to purchase 666,667 ordinary shares, without giving effect to the Beneficial Ownership Limitation, at an exercise price of $0.01 per share, in the private placement, after deducting discounts and commissions and estimated offering expense, our pro forma as adjusted net tangible book value as of September 30, 2021 would have been approximately $55.31 million, or approximately $1.97 per ordinary share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $3.86 per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $13.03 per share to new investors purchasing ordinary shares in this offering at the assumed initial offering price.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share from the amount of cash that a new investor paid for an ordinary share.

The following table illustrates this dilution (without giving effect to any exercise by the underwriter of its option to purchase additional shares):

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of September 30, 2021	$(1.89)
Increase per share attributable to the Transactions	3.49
Pro forma net tangible book value per share as of September 30, 2021	1.60
Increase in net tangible book value per share attributable to investors purchasing shares in this offering	0.09
Increase in net tangible book value per share attributable to investor purchasing warrants in the private placement	0.28
Pro forma as adjusted net tangible book value per share after this offering and the private placement		$1.97
Dilution per share to new investors in this offering		$13.03

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by approximately $0.03 per share, and increase (decrease) the dilution in the pro forma as adjusted net tangible book value per share to new investors by approximately $0.97 per share, in each case, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated discounts and commissions and estimated offering expenses payable by us.

Each increase (decrease) of 1.0 million shares in the number of ordinary shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share by approximately $0.29 per share and decrease (increase) the dilution to investors participating in this offering by approximately $0.29 per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriter exercises its option to purchase additional shares in full, the pro forma as adjusted net tangible book value after giving effect to the offering would be $2.02 per share, the increase in pro forma as adjusted net tangible book value per share to existing shareholders would be $0.05 per share and the dilution per share to new investors would be $12.98 per share, in each case assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as a pro forma as adjusted basis, as of September 30, 2021, the differences between the number of ordinary shares purchased from us by our existing shareholders, the investor purchasing warrants in the private placement and by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing shareholders for ordinary shares issued prior to this offering, the price to be paid by the investor for warrants in the private placement and the price to be paid by new investors for ordinary shares in this offering. The calculation below is based on the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	18,546,673	93.29%	$48,605,156	70.84%	$5.82
Axxion Warrant, exercised at $0.01 per share	666,667	3.35%	10,000,000	14.58%	15.00
New investors	666,667	3.35%	10,000,000	14.58%	15.00
Total	19,880,007	100%	$68,605,156	100%

Unless otherwise specified, the number of ordinary shares that will be outstanding after this offering is based on 18,546,673 ordinary shares outstanding as of September 30, 2021, and excludes:

•        4,188,251 ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding as of September 30, 2021 under our 2015 Plan, at a weighted average exercise price of $5.85 per share;

•        417,723 ordinary shares issuable upon the exercise of options to purchase ordinary shares that will be granted to Oren Oz, our Chief Innovation Officer and director, upon the consummation of this offering, to the extent this offering is consummated on or prior to December 31, 2021, at an exercise price of NIS 0.01 per share;

•        1,024,496 ordinary shares available for future issuance under our ESPP that we plan to adopt immediately prior to the completion of this offering;

•        1,506,612 ordinary shares available for future issuance under the 2021 Plan we are adopting in connection with this offering;

•        469,493 ordinary shares reserved for future issuance under our 2015 Plan as of September 30, 2021; and

•        666,667 ordinary shares issuable, at an exercise price of $0.01 per share, upon the exercise of the Axxion Warrant in full, without giving effect to the Beneficial Ownership Limitation.

To the extent any outstanding options are exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of September 30, 2021, the pro forma as adjusted net tangible book value per share would be $1.86, and total dilution per share to new investors would be $13.14.

If the underwriter exercises its option to purchase additional shares in full, assuming Axxion SA and certain of its affiliates do not purchase any of the ordinary shares in this offering for which they have indicated an interest in purchasing, our existing shareholders would own 96.80%, and the investors purchasing our ordinary shares in this offering would own 3.20% of the total number of ordinary shares outstanding immediately after completion of this offering.

Axxion SA, one of our existing investors, and certain of its affiliates, have indicated an interest in purchasing an aggregate of approximately $10 million of our ordinary shares in this offering at the initial public offering price, representing approximately 666,667 ordinary shares, assuming an initial offering price of $15.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus. However, because this indication of interest is not a binding agreement or commitment to purchase, these entities may determine to purchase fewer shares than they indicate an interest in purchasing or to not purchase any shares in this offering. It is also possible that these entities could indicate an interest in purchasing more of our ordinary shares. In addition, the underwriter could determine to sell fewer shares to any of these entities than the entities indicate an interest in purchasing or to not sell any shares to these entities. The underwriter will receive the same underwriting discount on any shares purchased by these entities as it will on any other shares sold to the public in this offering. The ordinary shares expected to be purchased by Axxion SA and certain of its affiliates will not be subject to the restrictions on transfer set forth in a lock-up agreement with the underwriter for this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Summary Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions, that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. As a result of many factors, our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.”

We believe we are the most advanced data-driven remote healthcare solution focused exclusively on pregnancy care. Our business model today consists of a hardware/software hybrid platform that provides remote access to medical-grade data to all key participants in the pregnancy care ecosystem. Our solution, which we refer to as our INVU platform, is at the core of our business model and provides connected pregnancy care management both at home and in the clinic. We believe INVU is the first remote pregnancy monitoring platform cleared by the FDA that provides expectant mothers with a self-administered wireless sensory band that enables them and their obstetricians to monitor MHR and FHR, and MUA, and its intended use, in conjunction with MHR and FHR, for NSTs, both at home and in the clinic, during the INVU monitoring period. Our goal is for our INVU platform to increase the ability for remote pregnancy care visits and to augment pregnancy care and to benefit all participants in the pregnancy care ecosystem through improved quality of care and healthcare outcomes, improved satisfaction and cost reduction for payers. Longer term, we aspire to expand our reach to become a global leader in pregnancy solutions from the first days of pregnancy onward.

The hardware component of our INVU platform is a proprietary self-administered wireless sensory band that obstetricians prescribe to expectant mothers who wear the sensory band during virtual visits to capture real-time data on key maternal and fetal health metrics. During these visits, a live reading allows the expectant mother to access simplified data and insights via the paired INVU application. Our wireless sensory band captures a unique set of in-depth physiological data from the expectant mother and unborn baby in a passive manner, without sending energy signals into the womb. Next, the data is digitized and sent wirelessly for analysis on our cloud-based servers by our sophisticated algorithms. Today, when obstetricians connect to our INVU platform, they have access to a digital dashboard that contains fetal and maternal heart rate tracings recorded during the session and data derived from these measurements for all expectant mothers and unborn babies in their care that use our INVU platform. This data is comparable to the fetal viability checks that normally occur during in-office prenatal visits. Our INVU platform is also capable of integrating with other peripheral and medical devices, such as blood pressure cuffs, subject to and in accordance with FDA regulation, which would allow expectant mothers and their obstetricians to easily record and track important vitals all on one application to inform personalized care plans. In the future, we intend to seek FDA clearance to use advanced machine-learning and AI capabilities to analyze the data we collect to provide obstetricians and expectant mothers with significantly more actionable predictive data and insights.

Currently, our products are categorized as Class II devices and subject to the premarket notification requirements under section 510(k) of the FDCA. Our INVU platform received 510(k) clearance from the FDA to conduct fetal viability checks for singleton pregnancies during the INVU monitoring period in March 2020. MUA and its intended use, in conjunction with MHR and FHR, for NSTs during the INVU monitoring period, received FDA clearance in May 2021, allowing us to perform fetal viability checks and measure MUA, and as a result, offer NSTs during the INVU monitoring period. We are in the process of commercializing our INVU platform with an initial focus on large healthcare systems and obstetrician-physician practice management groups that practice value-based pregnancy care and that focus on value contracting with payers, mainly insurers and self-insured employers. In addition, obstetrician-physician practice management groups play a significant role in pregnancy care management during the INVU monitoring period, as they work with expectant mothers starting early in the pregnancy and therefore have a strong interest in improving pregnancy care during the antepartum period. We believe these groups will be most effective at implementing our technology in clinical practice due to the continuous flow of expectant mothers that they care for and their desire for improved outcomes at reduced cost that we believe our remote care platform will ultimately enable. We believe our INVU platform is the first device cleared to perform fetal viability checks and measure MUA during the antepartum period, and, as a result, offer NSTs, passively, remotely and through a self-administered wireless sensory band. Our technology acquires and records deep and rich data outputs during each monitoring session through our biopotential sensors, that detect electrical signals, and acoustic sensors, and extracts multiple physiological measurements from these data, including mECG and fECG and mPCG and fPCG. We believe that these and other metrics based on our collected data will be critical to pregnancy management tests and procedures we plan to offer in the future. Over the longer term, we intend to conduct clinical trials to examine the impact of our INVU platform on monitoring compliance, quality of care and healthcare outcomes, as well as costs. If these trials demonstrate that our INVU platform increases monitoring compliance, improves quality of care and healthcare outcomes, as well as reduces payer costs, we expect this will drive adoption of our INVU platform.

In December 2020, we entered into our first commercial contract with Axia, one of the largest obstetrician private practice group of physicians focused on women’s health in the United States. We refer to our commercial contracts with major healthcare systems and obstetrician-physician practice management groups as enterprise level agreements. For a discussion of our current and intended enterprise level agreements, please see “Business — Our Revenue Model.” If we demonstrate that our INVU platform increases monitoring compliance, improves quality of care and healthcare outcomes, as well as reduces payer costs, we expect to focus on seeking long-term contracts with payers that allow us to benefit from a percentage of any cost-savings that we achieve. We also believe that any cost-savings achieved from utilizing our INVU platform will incentivize payers to encourage their obstetrician networks and expectant mothers to utilize our INVU platform. We aspire to develop an INVU-centered ecosystem for broader pregnancy-related and mother-centric services, and to provide every expectant mother an opportunity for access to clinical-quality care for herself and her unborn baby, independent of her geographic location.

The COVID-19 pandemic did not materially impact our results of operations for the year ended December 31, 2020 and the nine months ended September 30, 2021.

Components of Our Results of Operations

Revenues

As of September 30, 2021, we did not generate any revenues from product sales or otherwise.

In December 2020, we signed our first enterprise level agreement with Axia, one of the largest obstetrician private practice group of physicians focused on women’s health in the United States. The agreement calls for three phases over its five-year term. The first phase started in the first quarter of 2021. For additional information, see “Business — Our Revenue Model — Current State.”

Costs of Revenue

Until we commence sales of INVU, we will not record costs of revenue. Costs of revenue will primarily include cost of raw materials, direct labor, contract manufacturing expenses, in-bound and internal shipping and handling expenses, royalties, allocated overhead, warranty and depreciation expenses.

Gross Profit and Gross Margin

Until we commence sales of INVU, we will not record gross profit and gross margin. Gross margin will reflect our gross profit divided by revenue.

Operating Expenses

Our operating expenses since inception have consisted of research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses

The largest component of our total operating expenses has historically been our investment in research and development activities. We conduct our research and development primarily in-house, and we also contract with third-party vendors to conduct supplemental research. Research and development expenses consist mainly of costs incurred in connection with the research and development of our products and related clinical and regulatory activities. These expenses include:

•        employee-related expenses, including salaries, related benefits and share-based compensation expenses for employees engaged in research and development activities;

•        expenses incurred in connection with the development of our products, including payments made pursuant to agreements with third parties, such as outside consultants related to development process and manufacturing activities;

•        costs of components and materials;

•        costs of external testing facility;

•        facilities, depreciation and other expenses, including direct or allocated expenses for rent and maintenance of facilities, as well as insurance costs;

•        costs related to compliance with regulatory requirements; and

•        expenses related to clinical activities.

We recognize research and development costs as they are incurred, except costs that qualify for capitalization. Research and development activities are central to our business. We expect that our research and development expenses will increase over the next several years as we continue developing various aspects of our INVU platform, including without limitation: hardware, algorithmic engines, machine learning and AI modules, cloud-based infrastructure and product user experience/user interface, or UX/UI design.

At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete all the future development of our products. This uncertainty is due to the numerous risks and uncertainties associated with product development, including the uncertainty of:

•        the timing and progress of development activities;

•        our ability to maintain our current research and development programs and to establish new ones;

•        the receipt of regulatory approvals from applicable regulatory authorities;

•        the timing, receipt and terms of any marketing clearances and approvals from applicable regulatory authorities;

•        our ability to establish new licensing or collaboration arrangements;

•        the performance of our future collaborators, if any;

•        establishing and maintaining commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•        obtaining, maintaining, defending and enforcing patent claims and other intellectual property Rights; and

•        maintaining a continued acceptable safety profile of the products following approval.

Any changes in the outcome of any of these variables with respect to the development of our products could result in a significant change in the costs and timing associated with the development of these products.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related benefits and share-based compensation for employees engaged in sales and marketing activities, as well as public relations and marketing expenses, allocated expenses for rent and maintenance of facilities and insurance costs.

We expect that our sales and marketing expenses will increase as we expand our sales, marketing and sales support teams and increase sales and marketing activity in the United States, as we attempt to accelerate adoption and commercialization of our INVU platform. We expect that the staff growth will also increase share-based compensation expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits and share-based compensation, as well as other expenses, direct or allocated, for rent, maintenance of facilities, utilities, insurance and professional fees for legal, IP, consulting, accounting and audit services.

We expect that our general and administrative expenses will increase as a result of our planned growth and operating as a public company, including expenses related to SEC compliance and listing, additional insurance, investor relations activities and the need for additional administrative and professional services, such as accounting, legal, regulatory and tax.

We also expect our administrative expenses, including share-based compensation expenses, to increase as we increase our headcount, expand our facilities and enhance our information technology to support our operations as a public company.

During the nine months ended September 30, 2021, general and administrative expenses also included certain accrued expenses derived from our obligation to pay any taxes resulting from the exercise of certain options granted to our Chief Innovation Officer and any taxes resulting from the sale from the shares underlying such options.

Financial Income (Expenses), Net

Financial income (expenses) consists primarily of the exchange rate difference between U.S. dollars and NIS, as well as bank commissions paid in connection with our financing activities during the year ended December 31, 2020.

For the period ended September 30, 2021, financial expenses consist primarily of the SAFE revaluation.

Provision for Income Taxes

Since our inception, we have not recorded any tax benefits for the net losses we incurred in any year due to the uncertainty of realizing a benefit from those losses. As of December 31, 2020, we had net operating loss carryforward of $45.72 million for which a full valuation allowance was provided.

We account for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.

We have not recorded any provision for income tax.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2020 and 2019, and the nine-month period ended September 30, 2021 and 2020.

	Year Ended December 31,		Change
	2020	2019	$	%
	(dollars in thousands, except percentages)
Operating expenses:
Research and development, net	$6,876	$7,361	$(485)	-7%
Sales and marketing	1,505	1,483	22	2%
General and administrative	2,893	2,577	316	12%
Total operating expenses	11,274	11,421	(147)	-1%
Loss from operations	(11,274)	(11,421)	(147)	-1%
Financial income (expenses), net	30	(79)	109	138%
Net loss	$11,244	$11,500	$256	-2%
	Nine Months Ended September 30,		Change
	2021	2020	$	%
	(Unaudited)
	(dollars in thousands, except percentages)
Operating expenses:
Research and development, net	$7,460	$4,992	$2,468	49%
Sales and marketing	1,723	1,127	596	53%
General and administrative	11,650	1,763	9,890	561%
Total operating expenses	20,833	7,882	12,954	164%
Loss from operations	(20,833)	(7,882)	(12,954)	164%
Financial income (expenses), net	(13,512)	53	(13,565)	25394%
Net loss	$34,345	$7,829	$26,519	338%

Research and Development Expenses

The table below summarizes our research and development expenses incurred during the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019
	(Unaudited)
	(dollars in thousands)
Research and Development Expenses:
R&D – salaries and wages	$2,966	$2,496	$3,486	$3,483
Share-based compensation	2,040	159	200	662
R&D – professional services	1,215	1,071	1,711	1,579
Rent, office and utilities, software license and communication	1,024	976	1,151	1,140
Materials	155	256	259	374
Other	60	34	69	123
Total	$7,460	$4,992	$6,876	$7,361

Research and development expenses decreased by $0.49 million, or 7%, in 2020 compared to 2019. The decrease was mainly attributable to decreases in payroll-related costs and share-based compensation in the amount of $0.46 million and a decrease of $0.15 million attributable to clinical trial expenses, as certain hardware, software and clinical goals were achieved. The decrease was partially offset by increased UX/UI product expenses of $0.10 million.

For the nine months ended September 30, 2021, compared to the same period in 2020, research and development expenses increased by $2.47 million, or 49%. The increase was mainly attributable to increase in share-based compensation in the amount of $1.88 million and payroll-related costs of $0.47 million.

Sales and Marketing Expenses

The table below summarizes our sales and marketing expenses incurred during the periods presented:

	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019
	(Unaudited)
	(dollars in thousands)
Sales and Marketing Expenses:
S&M – salaries and wages	$1,108	$657	$925	$637
Share-based compensation	255	190	222	496
Marketing and business development	360	280	358	350
Total	$1,723	$1,127	$1,505	$1,483

Sales and marketing expenses increased by $0.01 million, or 2%, in 2020 compared to 2019. This increase was primarily attributable to an increase in payroll related costs and share-based compensation in the amount of $0.01 million, which resulted from an increase in headcount of employees to support the growth of our marketing activities.

For the nine months ended September 30, 2021, sales and marketing expenses were $0.6 million higher than those during the same period in 2020. This increase was primarily attributable to an increase in payroll related costs of $0.45 million, which resulted from an increase in headcount of employees to support the growth of our marketing activities, as well as an increase in share-based compensation in the amount of $0.07 million. Our increase in marketing efforts resulted in an increase of $0.08 million in other marketing expenses during the nine months ended September 30, 2021.

General and Administrative Expenses

The table below summarizes our general and administrative expenses incurred during the periods presented:

	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019
	(Unaudited)
	(dollars in thousands)
General and Administrative Expenses:
G&A – salaries and wages	$1,100	$1,046	$1,404	$1,226
Share-based compensation	4,127	159	621	405
Tax liability gross up	5,760	—	—	—
Rent, office and utilities, software license and communication	240	251	321	443
G&A – professional services	282	257	487	387
Other	141	50	60	116
Total	$11,650	$1,763	$2,893	$2,577

General and administrative expenses increased by $0.32 million, or 12%, in 2020 compared to 2019. The increase was primarily attributable to an increase in payroll bonus and share-based compensation in the amount of $0.39 million. The increase in share-based compensation was mainly due to options granted to our Chief Innovation Officer (in his capacity as former Chief Executive Officer) and a new board member. Further increase of $0.10 million was due to fees paid to professional service providers. The increase was partially offset by rent income from the sublease of our offices in the amount of $0.20 million.

During the nine months ended on September 30, 2021, general and administrative expenses increased by $9.9 million compared to the nine months ended on September 30, 2020. The increase was primarily attributable to accrued expenses derived from our obligation to pay any taxes resulting from the exercise of certain options granted to our Chief Innovation Officer and any taxes resulting from the sale from the shares underlying such options in the amount of $5.76 million and an increase in share-based compensation in the amount of $3.97 million. The increase in share-based compensation was due to options granted to directors, officers and other employees.

Financial Income (Expenses), Net

Financial income in 2020 was mainly derived from a foreign exchange rate gain of $0.60 million due to an increase in the NIS cash balance during 2020 and a decrease of the exchange rate for NIS into U.S. dollars that affected our assets denominated in NIS, which were mainly comprised of cash. The gain was partially offset by bank commissions expenses of $0.21 million.

For the nine months ended September 30, 2021 financial expense was $13.51 million, compared to income of $0.05 for the comparable nine month period in 2020. The expense for the nine months ended September 30, 2021 was mainly due to the remeasurement of SAFEs in the amount of $13.49 million.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception and through September 30, 2021, we have not generated any revenue from product sales or otherwise and have incurred significant operating losses and negative cash flows from operations. For the years ended December 31, 2020 and 2019, we incurred net losses of $11.24 million and $11.50 million, respectively. For the nine months ended September 30, 2021 and 2020, we incurred net losses of $34.34 million and $7.83 million, respectively. As of September 30, 2021, we had an accumulated deficit of approximately $89.27 million and working capital (current assets minus current liabilities) of approximately $(1.23) million. We expect to incur additional losses and operating expenses in future periods and we expect to incur increasing research and development expenses, including expenses related to the hiring of personnel and conducting preclinical studies and clinical trials. We expect that general and administrative expenses will also increase as we expand our finance and administrative staff and add infrastructure. We have funded our operations to date primarily with proceeds from sale of our ordinary shares and SAFEs, as well as grants from the IIA. Our future funding needs and related risks are discussed in further detail under “— Funding Requirements” below.

In 2019, we received $10.65 million from the sale of ordinary shares. In 2020, we received $8.20 million from the sale of ordinary shares.

From June 2020 through September 2021, we entered into SAFEs, which are characterized as liabilities, with several existing shareholders and new investors.

The SAFEs are divided into two types:

1.      SAFEs entered into prior to April 26, 2021, which provide for a $200 million pre-money valuation cap and a 15% discount on the price per share upon conversion based on the terms of future financing rounds.

2.      SAFEs entered into on or after April 26, 2021, which provide for a $625 million pre-money valuation cap and a 25% discount on the price per share upon conversion based on the terms of future financing rounds.

According to the SAFEs, upon the occurrence of an Equity Financing, the SAFEs will automatically convert into ordinary shares, and the conversion price is calculated as either: (a) the price per share of the ordinary shares sold in connection with the Equity Financing less the discount rate or (b) the price per ordinary share equal to the pre-money valuation cap divided by our outstanding capitalization in effect immediately prior to the Equity Financing, calculated on an as-converted and fully diluted basis. Upon the occurrence of a Liquidity Event, the investor will, at its discretion, receive either a cash payment or shares of the most senior series, which conversion into shares will be based on a conversion price per ordinary share equal to the pre-money valuation cap divided by our outstanding capitalization in effect immediately prior to the Liquidity Event, calculated on an as-converted and fully diluted basis. In addition, given that a Liquidity Event, such as a change of control transaction, is not at our determination, such SAFEs are characterized as liabilities.

In 2020, we received $2.36 million from the sale of SAFEs.

From January 1, 2021 through September 30, 2021, an additional amount of approximately $18.1 million was raised through SAFEs, comprised of $12.6 million of type 1 listed above and $5.6 million of type 2 listed above, of which $3.5 million is held in escrow.

During October and November 2021, we entered into SAFEs with certain investors in a financing round pursuant to which $25.7 million was raised. These SAFEs are identical to the type 2 SAFEs listed above, except that (i) the definition of Equity Financing contemplates an equity offering, including an initial public offering, of at least $30.0 million, (ii) instead of a Liquidity Event there is a conversion trigger upon a Change of Control (as defined therein), in which case the conversion price is calculated as the price per share received by either us or our shareholders in connection with the Change of Control less the discount rate, divided by our outstanding capitalization in effect immediately prior to the Equity Financing, calculated on an as-converted and fully diluted basis, and (iii) the funds received from these SAFEs were placed into an escrow account and will be returned to investors if no Equity Financing or Change of Control occurs by December 31, 2021, unless we and the investors agree to extend such date. See “Prospectus Summary — Recent Developments — SAFEs” and “Certain Relationships and Related Party Transactions.”

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Nine months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)
Net cash provided by (used in):
Operating activities	$(8,617)	$(7,854)	$(10,691)	$(10,088)
Investing activities	(341)	(127)	(396)	(61)
Financing activities	13,858	9,843	10,568	10,652
Net (decrease) increase in cash, cash equivalents and restricted cash	$4,900	$1,862	$(519)	$503

Net Cash Used in Operating Activities

Net cash used in operating activities during the year ended December 31, 2020 was $10.69 million, consisting primarily of our net loss of $11.24 million, partially offset by non-cash charges of $0.55 million. The non-cash charges are mainly due to share-based compensation of $1.04 million, depreciation and amortization of $0.20 million, offset by an increase in inventory of $0.17 million and increase in working capital of $0.53 million.

Net cash used in operating activities during the year ended December 31, 2019 was $10.09 million, consisting primarily of our net loss of $11.50 million, partially offset by non-cash charges of $1.41 million. The non-cash charges are mainly due to share-based compensation of $1.56 million, depreciation of $0.18 million, offset by a decrease in working capital of $0.34 million.

Net cash used in operating activities during the nine months ended September 30, 2021 was $8.62 million, consisting primarily of our net loss of $34.34 million, partially offset by non-cash charges of $25.72 million. The non-cash charges were mainly due to the revaluation of $13.49 million of SAFEs, share-based compensation of $6.4 million, accrued expenses derived from our obligation to pay any taxes resulting from the exercise of certain options granted to our Chief Innovation Officer and any taxes resulting from the sale from the shares underlying such options, net of tax of $5.76 million, depreciation and amortization of $0.15 million and a decrease in working capital of $0.22 million offset by an increase in inventory of $0.3 million.

Net cash used in operating activities during the nine months ended September 30, 2020 was $7.8 million, representing our net loss during that period.

Net Cash Used in Investing Activities

Net cash used in investing activities during the year ended December 31, 2020 was $0.40 million, due to the purchase of computers and clinical data, as well as advance payments on account of production equipment.

Net cash used in investing activities during the year ended December 31, 2019 was $0.10 million, due to the purchase of computers and electrical equipment.

Net cash used in investing activities during the nine months ended September 30, 2021 was $0.34 million, due to the purchase of electronic equipment, as well as advance payments on production equipment.

Net cash used in investing activities during the nine months ended September 30, 2020 was $0.13 million, due to the purchase of computers and electrical equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities during the year ended December 31, 2020 was $10.57 million, due to proceeds of $8.20 million generated mainly from the issuance of our ordinary shares and $2.36 million generated from issuance of SAFEs, net of issuance costs.

Net cash provided by financing activities during the year ended December 31, 2019 was $10.65 million due to proceeds generated from issuance of our ordinary shares.

Net cash provided by financing activities during the nine months ended September 30, 2021 was $13.86 million, due to proceeds of $14.35 million from the issuance of SAFEs and $0.12 million from the exercise of options, which was offset by $0.61 million in deferred offering cost.

Net cash provided by financing activities during the nine months ended September 30, 2020 was $9.8 million, due to proceeds of $8.20 million mainly from the issuance of our ordinary shares and $1.6 million from issuance of SAFEs, net of issuance costs.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities and operations as we continue to grow our business. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

•        seek regulatory approvals for additional features of our INVU platform or for additional products;

•        seek to develop additional features of our INVU platform or additional products;

•        establish or enhance manufacturing, logistics, sales, marketing, support and medical affairs infrastructure to commercialize our INVU platform;

•        hire additional relevant personnel to support the growth of the business;

•        expand our operational, financial and management systems to support the growth;

•        expand our commercialization efforts;

•        enter into collaboration arrangements;

•        begin operations as a public company;

•        maintain, expand and protect our intellectual property portfolio; and

•        acquire or in-license other products and technologies.

We believe that the anticipated net proceeds from this offering and the private placement, together with our cash on hand, cash equivalents and short-term investments, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with manufacture, research, development and commercialization of products, we are unable to estimate the exact amount of our capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

•        the scope, progress, results and costs of researching and developing our INVU platform;

•        the costs, timing and outcome of regulatory approval for additional features of our INVU platform and any future products;

•        the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for our INVU platform;

•        commercial manufacturing, shipping, and distribution of our products and sufficient inventory to support commercial launch;

•        the scope, progress and costs of developing a sales and marketing network in the United States;

•        the cost and timing of hiring new employees to support our continued growth;

•        the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•        the ability to establish and maintain collaborations on favorable terms, if at all;

•        the timing, receipt and amount of sales of our INVU platform, if any;

•        our success in expanding and developing our operational, financial and management systems;

•        our success at and the cost of becoming a public company;

•        the success and cost of our product acquisition activities, if any; and

•        the effects of the COVID-19 virus on our operations and our industry.

A change in any of these or other variables with respect to our business or our INVU platform or any other product could significantly change the costs and timing associated with the development of such product. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Our primary uses of cash are to fund our operations as we continue to grow our business. We expect to continue to incur operating losses in the near term as our operating expenses will be increased to support the growth of our business. We expect that our sales, general and administrative expenses, and research and development expenses will continue to increase as we seek additional regulatory clearances, increase our INVU manufacturing volume, expand our marketing efforts, continue our research and development efforts and further develop INVU.

We expect that our near and longer-term liquidity requirements will continue to consist of working capital and general expenses associated with the growth of our business. Based on our current planned operations, we expect that our existing cash and anticipated net proceeds from this offering and the private placement will enable us to fund our operating expenses for at least the next 12 months from the date of this prospectus. In the absence of the net proceeds from this offering and the private placement, we will need additional financial support through the private raise of equity or other capital sources, or we will have to significantly reduce our expenditures, delay clinical trials, or enter into collaborations and/or licensing arrangements, in order to sustain operations for the next 12 months. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern for at least one year from the date our financial statements were available for issuance. See Note 1 to our unaudited financial statements included in this prospectus, for additional information on our assessment. Similarly, our independent registered public accounting firm included an explanatory paragraph in its report on our audited financial statements included in this prospectus, describing the existence of substantial doubt about our ability to continue as a going concern.

We have based our estimates as to how long we expect we will be able to fund our operations on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect, in which case we would be required to obtain additional financing sooner than currently projected, which may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We may raise additional capital through equity offerings, or other capital sources, including potentially collaborations, licenses and other similar arrangements. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our existing shareholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or products or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts, or grant rights to develop and market our INVU platform that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations and other commitments as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	Total
	(dollars in thousands)
Operating lease obligations(1)	$608	$811	$1,419
Total	$608	$811	$1,419

____________

(1)      In January 2020, we signed a sublease agreement for annual consideration of approximately $240,000. In July 2021, we signed a new sublease agreement for annual consideration of approximately $280,000.

We have entered into contracts in the normal course of business with third parties. These contracts do not contain any minimum purchase commitments and are cancellable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancellable obligations of our service providers, up to the date of cancellation.

We are required to pay royalties to the State of Israel through the IIA, computed on the basis of proceeds from the sale or license of products, the development of which was supported by state grants. In accordance with the terms of the financial participation, the IIA is entitled to royalties on the sale or license of any product which development was supported with State of Israel participation. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by us plus annual interest at the LIBOR rate.

The aggregate contingent obligation payable by us as of September 30, 2021 was approximately $1.04 million, which represents the gross amount of grants received by us from the IIA for two grant programs during the period from July 2014 to June 2016, including accrued interest as of September 30, 2021. As of September 30, 2021, we had not paid any royalties to the IIA.

On November 17, 2021, we entered into an agreement with Oren Oz, our Chief Innovation Officer, pursuant to which agreement, we agreed to issue to Mr. Oz options to purchase 417,723 ordinary shares at an exercise price of NIS 0.01, which options will be issued upon the consummation of this offering, if consummated on or prior to December 31, 2021. In exchange for the issuance of the foregoing options, Mr. Oz agreed to waive our obligation to pay any taxes resulting from the exercise of 417,723 options granted to Mr. Oz as part of our financing in December 2014 and any taxes resulting from the sale of such exercised options. In addition, we agreed to reimburse Mr. Oz for up to $50,000 plus VAT for expenses related to a tax ruling Mr. Oz may seek in connection with the tax treatment of such options.

Certain of our executive officers are entitled to future option allocation based on our value increase matrix.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rates. As of December 31, 2020, we had cash, cash equivalents and restricted cash of $0.94 million, which consisted of $0.84 million of money held in checking accounts and $0.10 million of restricted cash as guarantee for credit cards. As of September 30, 2021, we had cash, cash equivalents and restricted cash of $6.12 million, which consisted of $5.61 million of money held in checking accounts, $0.22 million of restricted cash composed of $0.1 million as guarantee for credit cards and $0.12 as a deposit that as part of our agreement with Axia, and $0.29 restricted cash which serves as a collateral for our office lease agreement. We therefore do not believe we are exposed to, nor do we anticipate being in the near future exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our audited financial statements or financial position and results of operations.

Inflation-Related Risks

We do not believe that the rate of inflation in Israel has had a material impact on our business to date. However, our costs in Israel will increase if the inflation rate in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because most of our expenses are denominated in NIS and the U.S. dollar. Our NIS and U.S. dollar expenses consist principally of payments made to employees, subcontractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in the NIS and U.S. dollar. Our financial position, results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

Critical Accounting Policies and Significant Management Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements included elsewhere in this prospectus, that have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported income generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 to our audited financial statements included elsewhere in this prospectus, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We evaluate on an ongoing basis our assumptions, including those related to contingencies, income tax uncertainties, share-based compensation cost, fair value measurement of warrants, accretion of redeemable shares, fair value and useful life of intangible assets, as well as in estimates used in applying the revenue recognition policy.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. In 2020, 2019 and in period ended September 2021, no write-offs were recorded.

Work-in-progress consists of raw materials plus subcontracting costs, which are calculated on the basis of direct subcontractors’ costs and direct overhead costs. We assess the carrying value of our inventory for each reporting period to ensure inventory is reported at the lower of cost or net realizable value in accordance with ASC No. 330-10-35, “Inventory”. Charges for obsolete and slow-moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow-moving inventory items. These assessments consider various factors, including historical usage rate, technological obsolescence, estimated current and future market values and new product introduction. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, we recognize the difference as a current period charge to earnings and carry the inventory at the reduced cost basis until it is sold or disposed of.

Share-Based Compensation

We account for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the grant date using an option-pricing model.

We have selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for options awards. The option pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility is calculated based upon similar companies in the market, until sufficient historical data is available. The expected term of options granted is calculated based upon the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. We have historically not paid dividends and have no foreseeable plans to pay dividends.

The fair value of ordinary shares underlying the options has historically been determined by management and approved by our Board of Directors. Because there has been no public market for our ordinary shares, management has determined fair value of an ordinary share at the time of grant of the option by considering a number of objective and subjective factors, including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying ordinary shares will be determined by the management until such time as our ordinary shares are listed on an established stock exchange.

Our Board of Directors determined the fair value of ordinary shares based on third party valuations performed using the option price model, or OPM, for the years ended December 31, 2020 and 2019.

During the nine months ended September 30, 2021, our Board of Directors determined the fair value of ordinary shares based on third party valuations, using a hybrid method. The method utilizes both the Market Approach and the Current Value Method for different scenarios.

In addition, the Monte Carlo methodology was used to value an April 25, 2021 allocation of performance based options.

We recognize compensation cost for options and share awards that have a graded vesting schedule on an accelerated attribution method for the awards. Forfeitures are accounted for as they occur.

Determination of Fair Value of Financial Instruments

ASC 820, “Fair Value Measurements and Disclosures”, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, we use various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us.

Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Valuations based on quoted prices in active markets for identical assets that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The carrying amounts of cash, cash equivalents, restricted cash, trade receivables, prepaid expenses and other current assets, employees and payroll accruals, trade payables, accrued expenses and other current liabilities, approximate their fair value due to the short-term maturities of such instruments.

For the purpose of our SAFE valuation, as of December 31, 2020, our management assumed the same probabilities of realization for each scenario mentioned in the SAFEs (equity financing, liquidity event and dissolution), and that no significant changes have occurred in our valuation. Therefore, the method used to value the SAFEs was the cost approach, as of December 31, 2020. Our assessment of the SAFEs includes an assessment using prices from prior transactions without adjustment.

For the purpose of our SAFE valuation as of September 30, 2021, the Hybrid Method was used, utilizing both the Market Approach and Current Value Method, for different scenarios with different probabilities, contemplating 25% probability for an M&A transaction and 75% probability for an initial public offering.

Research and Development Expenses

Research and development expenses are charged to the statements of operations as incurred, except to the extent that such expenses are associated with software product developed for sale that qualifies for capitalization.

Recently Issued and Adopted Accounting Standards

See Note 2 to both our unaudited and audited financial statements included elsewhere in this prospectus for more information.

Emerging Growth Company Status

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies who have adopted new or revised accounting pronouncements.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt during the prior three-year period.

BUSINESS

Overview

Our Business

We believe we are the most advanced data-driven remote healthcare solution focused exclusively on pregnancy care. Our business model today consists of a hardware/software hybrid platform that provides remote access to medical-grade data to all key participants in the pregnancy care ecosystem. Our solution, which we refer to as our INVU platform, is at the core of our business model and provides connected pregnancy care management both at home and in the clinic. We believe INVU is the first remote pregnancy monitoring platform cleared by the FDA that provides expectant mothers with a self-administered wireless sensory band that enables them and their obstetricians to monitor MHR and FHR, and MUA, and its intended use, in conjunction with MHR and FHR, for NSTs, using passive technology both at home and in the clinic, during the INVU monitoring period. Our goal is for our INVU platform to increase the ability for remote pregnancy care visits and to augment pregnancy care and to benefit all participants in the pregnancy care ecosystem through improved quality of care and healthcare outcomes, improved satisfaction and cost reduction for payers. Longer term, we aspire to expand our reach to become a global leader in pregnancy solutions from the first days of pregnancy onward.

We commenced product development of our INVU platform in 2015. For a discussion of our first pivotal trial testing the efficacy and safety of MHR/FHR against the current standard of care and our second pivotal trial testing the efficacy and safety of MUA against IUPC, please see “— Technology — Clinical Studies.” The hardware component of our INVU platform is a proprietary self-administered wireless sensory band that obstetricians prescribe to expectant mothers who wear the sensory band during virtual visits to capture real-time data on key maternal and fetal health metrics. During these visits, a live reading allows the expectant mother to access simplified data and insights via the paired INVU application. Our wireless sensory band captures a unique set of in-depth physiological data from the expectant mother and unborn baby in a passive manner, without sending energy signals into the womb. Next, the data is digitized and sent wirelessly for analysis on our cloud-based servers by our sophisticated algorithms. Today, when obstetricians connect to our INVU platform, they have access to a digital dashboard that contains fetal and maternal heart rate tracings recorded during the session and data derived from these measurements for all expectant mothers and unborn babies in their care that use our INVU platform. This data is comparable to the fetal viability checks that normally occur during in-office prenatal visits. Our INVU platform is also capable of integrating with other peripheral and medical devices, such as blood pressure cuffs, subject to and in accordance with FDA regulation, which would allow expectant mothers and their obstetricians to easily record and track important vitals all on one application to inform personalized care plans. In the future, we intend to seek FDA clearance to use advanced machine-learning and AI capabilities to analyze the data we collect to provide obstetricians and expectant mothers with significantly more actionable predictive data and insights.

In order to do so, we have developed an external data platform which automatically captures and analyzes all data recorded by our INVU platform in research, clinical and commercial domains, to the extent we have a data sharing agreement in place, which we believe will enable the rapid development of future AI models. First, we plan to provide a rule-based decision support system based on the automation of existing clinical guidelines to support obstetricians in clinical decisions they are already making, which we believe will only require technical validation. Second, we plan to develop AI models aimed at providing obstetricians with new information they otherwise would not have access to, such as predicting risks before they become visible later in pregnancy, which will require clinical validation and FDA clearance. We are in various stages of development with our strategic partners. For example, mood disorder has reached the data collection and analysis stages, while some other AI models such as preeclampsia and diabetes are currently being conceptually designed.

Currently, our products are categorized as Class II devices and subject to the premarket notification requirements under section 510(k) of the FDCA. Our INVU platform received 510(k) clearance from the FDA to conduct fetal viability checks for singleton pregnancies during the INVU monitoring period in March 2020. MUA and its intended use, in conjunction with MHR and FHR, for NSTs during the INVU monitoring period, received FDA clearance in May 2021, allowing us to perform fetal viability checks and measure MUA, and as a result, offer NSTs. We also received ISO 13485 certification in February 2020 for the development, manufacturing, marketing and sales of pregnancy monitoring devices. We are in the process of commercializing our INVU platform with an initial focus on large healthcare systems and obstetrician-physician practice management groups that practice value-based pregnancy care and that focus on value contracting with payers, mainly insurers and self-insured employers. In addition, obstetrician-physician practice management groups play a significant role in pregnancy care management during the INVU monitoring period, as they work with expectant mothers starting early in the pregnancy and therefore have a strong interest in improving pregnancy care during the antepartum period. We believe these groups will be most effective at implementing our technology in clinical practice due to the continuous flow of expectant mothers that they care for and their desire for improved outcomes at reduced cost that we believe our remote care platform will ultimately enable. We believe our INVU platform is the first device cleared to perform fetal viability checks and measure MUA during the antepartum period, and, as a result, offer NSTs, passively, remotely and through a self-administered wireless sensory band. Our technology acquires and records deep and rich data outputs during each monitoring session through our biopotential sensors, that detect electrical signals, and acoustic sensors, and extracts multiple physiological measurements from these data, including mECG and fECG and mPCG and fPCG. We believe that these and other metrics based on our collected data will be critical to pregnancy management tests and procedures we plan to offer in the future. Over the longer term, we intend to conduct clinical trials to examine the impact of our INVU platform on monitoring compliance, quality of care and healthcare outcomes, as well as costs. If these trials demonstrate that our INVU platform increases monitoring compliance, improves quality of care and healthcare outcomes, as well as reduces payer costs, we expect this will drive adoption of our INVU platform.

In December 2020, we entered into our first commercial contract with Axia, one of the largest obstetrician private practice group of physicians focused on women’s health in the United States. We refer to our commercial contracts with major healthcare systems and obstetrician-physician practice management groups as enterprise level agreements. For a discussion of our current and intended enterprise level agreements, please see “— Our Revenue Model.” If we demonstrate that our INVU platform increases monitoring compliance, improves quality of care and healthcare outcomes, as well as reduces payer costs, we expect to focus on seeking long-term contracts with payers that allow us to benefit from a percentage of any cost-savings that we achieve. We also believe that any cost-savings achieved from utilizing our INVU platform will incentivize payers to encourage their obstetrician networks and expectant mothers to utilize our INVU platform. We aspire to develop an INVU-centered ecosystem for broader pregnancy-related and mother-centric services, and to provide every expectant mother an opportunity for access to clinical-quality care for herself and her unborn baby, independent of her geographic location.

As more expectant mothers have access to and use our INVU platform, we intend to use the increasing amount of data we capture and aggregate to identify patterns and trends that are associated with certain risks and outcomes that we expect will enable us to make highly useful and actionable predictive recommendations to benefit our user community of expectant mothers and obstetricians and population health in general. We intend to apply data algorithms and other innovative digital tools to conduct AI-powered machine learning and computer-based predictive analytics to make targeted predictive recommendations to individual expectant mothers who have health profiles for which we have identified particular, notable patterns and trends. We believe these predictive insights, such as identifying risks before they become visible later in pregnancy, will help obstetricians to improve monitoring schedules and frequency and identify appropriate times to intervene for individual pregnancies and facilitate population health strategies aimed at improving a specific population’s health outcome as efficiencies are improved and costs are reduced. We expect that our ability to develop biomarkers and predictive analytics will set us apart from other pregnancy management monitoring systems and make us more effective at enabling proactive pregnancy management to improve outcomes for expectant mothers and unborn babies.

Our innovative technology is protected by an extensive global patent portfolio consisting of 14 issued U.S. patents, 10 pending U.S. utility patent applications, 33 issued foreign patents, 12 pending foreign patent applications and two PCT patent applications, which we constantly review and seek to expand. We believe that we will be able to obtain patents relating to data input, the means of analysis and the output from such analysis. We believe that our technology and the protection that we have afforded it currently give us a significant competitive advantage and is a barrier to competitors. Subject to the receipt of required regulatory clearances and approvals, we expect to further strengthen our INVU platform by gathering and analyzing more data and potentially identifying patterns and trends to develop predictive models and population health strategies.

Our Market Opportunity

According to Rabin Martin, a global health strategy firm, as of 2013, approximately $111 billion was being spent annually on prenatal and neonatal care in the United States. Our INVU solution, which has the potential to cover global prenatal monitoring throughout a pregnancy term, we believe represents about $45 billion of this total spend. In the United States, there are 3.75 million annual pregnancies of which 75% are treated as low-risk and 25% are treated as high-risk, according to UCSF Health and L.E.K. research and analysis. According to JAMA, low-risk pregnancies represent approximately $53 billion of spending and high-risk pregnancies represent approximately $58 billion of spending. Furthermore, according to AJMC, the average national cost of childbirth admission for an individual with employer-sponsored insurance is approximately $14,000. We believe that this large, dynamic market is ripe for disruption for several reasons in addition to the shortage of obstetricians. First, the rise in adverse outcomes for infants and mothers, including increased mortality and an increase in HRPs requires better solutions. Second, current remote fetal monitoring technology is outdated, as it is primarily based upon CTG, which was designed for intrapartum monitoring in clinics by experienced professionals. As a result, we believe it is significantly less reliable or accurate than monitoring provided in healthcare facilities, is not well-designed for self-administration and is ill-equipped to remotely monitor many pregnancy-related problems during the antepartum period. Third, the substantial costs of pregnancy care continues to increase without any meaningful corresponding improvement in results and, in some cases, results in a failure to receive care. Fourth, the United States is facing a growing and severe shortage of obstetricians during a time when better care is needed. Healthcare has been trending to telehealth infrastructure and remote monitoring solutions for care delivery and practice revenue generation. The COVID-19 pandemic has also greatly accelerated the move to telehealth.

According to the World Factbook, the United States currently ranks 52nd in the world for infant mortality, with 5.2 deaths per 1,000 live births, making it the most dangerous developed country to give birth in, behind many emerging countries. The ACOG reported in 2017 that approximately 50% of U.S. counties did not have access to an obstetrician, and currently, there is a national shortage of approximately 9,000 obstetricians. This shortage is expected to increase to approximately 22,000 by 2050. In addition, according to the CDC, approximately 50,000 women have avoidable complications from pregnancy, involving life-threatening labor and delivery complications. In addition, maternal mortality in the United States rose 145% from 1998 to 2018 with no signs of declining, according to The Commonwealth Fund. According to the WHO, globally, approximately 295,000 women died from preventable causes related to pregnancy in 2017, or approximately 810 women every day. According to a study published in 2017, approximately 36% of the pregnant women who participated in the study had at least one visit to the emergency department that was non-urgent. While WHO has recommended that C-sections should not exceed 10% to 15% of all deliveries in any country, the CDC reported more than 31% of all deliveries in the United States were by C-section in 2018. According to the March of Dimes, prolonged labor and pre-term labor each occur in approximately 10% of annual births, or approximately 380,000 births per year.

We believe that our INVU platform has the potential to benefit from this market opportunity and our goal is to (i) optimize health outcomes for expectant mothers and unborn babies through the right care and support at the right time and from any location that the expectant mother chooses, and (ii) focus on value-based care through an emphasis on decreasing costs, while increasing quality of care, and improving the expectant mother’s experience and health outcomes.

Our Platform

Our INVU platform was designed to allow expectant mothers to access prenatal care both at home and in the clinic according to their obstetrician’s protocol, through a self-administered and easy to use wireless sensory band that connects to our cloud-based platform and provides personalized clinical-quality care in a virtual environment, in real time. Our technology is based on the actions of capture, compute and visualize, and was built to provide an inside view of the pregnancy through deep physiological measurements and advanced data analysis for purposes of providing better information to inform the care of expectant mothers and unborn babies. Through our INVU platform we are able to gather relevant data, analyze this data to report key maternal and fetal health metrics and, ultimately, in the future we expect to facilitate preventive care.

The prescription initiated, protocol-driven process from the expectant mother’s completion of monitoring to return of our device is demonstrated below.

Our INVU platform is a holistic pregnancy care solution with two integrated components, hardware and software. The hardware component comprises a proprietary, wireless sensory band with multi-modality technology, which captures detailed and granular signals that we believe enables our INVU platform, after analysis of the signals, to provide more useful data relative to other remote and in-office monitoring devices. Our wireless sensory band transmits signals from any location to the software component, a dynamic cloud computing environment that processes and analyzes data and, ultimately, transmits personalized reports on key maternal and fetal health metrics to the expectant mother and her obstetrician through digital visualization tools. This capture, compute and visualization process is demonstrated below.

Key Attributes

We believe our INVU platform provides the following key benefits for expectant mothers, unborn babies, obstetricians and payers:

•        Increased access to care: Expectant mothers can access clinical-quality pregnancy care anytime, anywhere during the antepartum period subject to any restrictions as to time and place in any FDA clearance, without the need to travel to medical offices or spend time in waiting rooms and regardless of obstetrician proximity. Obstetricians can access medical-grade data from any location they desire through a digital dashboard that displays key maternal and fetal health metrics from the expectant mothers and unborn babies that they care for who use our INVU platform.

•        Improved user experience: Expectant mothers can administer our wireless sensory band without assistance from a medical professional. Obstetricians can integrate our INVU platform with other existing systems and protocols, subject to FDA clearance in some cases, can easily schedule monitoring sessions and conduct monitoring on short notice on a near real time basis if concerns arise, and can send messages to the expectant mothers in their care.

•        Reduced cost of care: We believe that use of our INVU platform will lead to fewer required in-person visits by expectant mothers to obstetricians and healthcare facilities, and ultimately fewer procedures, which would result in lower costs across the healthcare system.

•        Improved outcomes: We believe that expectant mothers will be more likely to comply with our monitoring protocols, which, together with other benefits of our INVU platform, has the potential to result in better health outcomes if the frequency of complications and other events, such as C-sections, emergency department visits, hospital stays and NICU stays are reduced.

•        Improved population health strategies: We believe that our future ability to analyze aggregated data will enable us to make highly useful and actionable predictive recommendations which will result in a healthier population of expectant mothers and unborn babies.

We believe our INVU platform is the only platform that contains all of the above attributes and that also (i) utilizes multimodality technology in one instrument to monitor pregnancy, (ii) utilizes ECG and PCG for remote monitoring, (iii) can monitor continuously, passively and remotely in accordance with obstetrician-prescribed protocol when the expectant mother is wearing our wireless sensory band, (iv) provides substantially equivalent results to CTG, which is the existing standard of care for pregnancy care monitoring and offers NSTs passively, remotely and through self-administration during the INVU monitoring period, (v) delivers high resolution and personalized medical-grade data to the obstetrician and the expectant mother and (vi) has the potential to aggregate data and apply innovative digital tools to make targeted predictive recommendations, as well as enable population health strategies.

Expectant Mother Experience

We believe the value proposition of our INVU platform for expectant mothers centers around:

•        Peace of mind: Expectant mothers and their obstetricians are reassured through the connection of the expectant mother to her care team and the near real-time, medical-grade data on key pregnancy health metrics that they each receive.

•        Prevention: We believe our INVU platform can identify problems earlier as a result of ease of use and quality of remote monitoring offered by the INVU platform.

•        Prediction: We intend to use integrated data and proprietary predictive analytics to develop personalized care recommendations for expectant mothers.

Upon receiving our wireless sensory band, expectant mothers are advised to open the INVU application and to start a session ten minutes before the scheduled time to ensure proper setup. In the event of a weak signal, for example, the application has animated instructions to assist the expectant mother. The expectant mother is advised on how to clean skin, make sure the application is turned on, fasten or attach sensory bands and sensors, put on the sensory band and tighten the straps. During the session, the expectant mother is advised to keep still in a comfortable position such as lying on her back, sitting or reclining, keep an eye out for notifications from INVU and not make phone calls or use applications that require significant bandwidth. During the session, the wireless sensory band collects data that is transmitted to the expectant mother’s mobile device, and then from the mobile device to the cloud and from the cloud to the expectant mother and obstetrician in the form of meaningful outputs. In effect, the wireless sensory band serves as the bridge to connect the expectant mother and obstetrician to relevant data. An example of the interface that an expectant mother could see during a session is below.

Currently, we have only received regulatory clearance for fetal viability checks and measuring MUA, and as a result, offering NSTs, during the INVU monitoring period for a singleton pregnancy. Although the sensory band will be recording significantly more data than that, and will be recording beat-by-beat MHR and FHR, the expectant mother will only receive an average MHR and FHR measurement, as well as any fetal kicks that she separately logs. At the end of the session, an expectant mother will receive a session summary, including the average MHR and FHR.

Obstetrician Experience

We believe the value proposition of our INVU platform for obstetricians centers around:

•        Improved Compliance:    Opportunity to improve expectant mother adherence to monitoring protocols, such as the 25-45% non-compliance for NSTs in certain healthcare systems, which we believe will ultimately result in improved outcomes.

•        At Home Access:    Remote connectivity to expectant mothers, including to address concerns as they arise and allow for early intervention when needed.

•        Reduced Strain on Obstetricians:    Increased ability to effectively triage expectant mothers that require in-office care as opposed to those who can be successfully monitored remotely, which has the potential to reduce the burden on in-office resources and personnel. We believe our INVU platform will lead to improved throughput, as the average staff time directed to a patient in-office for NSTs is between 40-60 minutes, and we estimate our platform will create an estimated 60 minutes of freed bed/room time that can be used towards other billable procedures.

•        Reduced Costs:    We expect remote monitoring to contribute to practice efficiencies and help reduce operational costs.

•        Differentiating Advantage:    Ability to attract more expectant mothers by offering a remote care solution not offered by other obstetricians or obstetrician-physician practice management groups, which we expect will be especially attractive to HRPs facing a demanding care regimen.

•        Digital Dashboard:    Access to a seamless digital dashboard that contains key monitoring metrics for expectant mothers under their care in a single location that can be integrated with other existing systems, such as scheduling tools, messaging tools and broader healthcare records, allowing for improved record-keeping.

•        Opportunity for Value-Based Care Revenues:    Opportunity to evolve the business model from fee-for-service to value-based care through an opportunity to participate in any shared savings, while still providing clinical-quality medical care that is substantially equivalent to in-office visits.

Obstetricians have access to an application known as INVU Pro that provides a digital dashboard reflecting all expectant mothers under their care. This dashboard may be sorted into different presentations by the obstetrician. Most of these pages have the same types of information, although the obstetrician can make some modifications and state preferences. The obstetrician enters certain mandatory details about the expectant mother and pregnancy and establishes a protocol or care plan on the application, which will include the time, frequency and duration of the monitoring sessions. Care plans may also call for blood pressure monitoring during the sessions and the use of other peripheral and medical devices, such as scales and glucometers. The obstetrician may change the protocol or care plan in the application. Sessions may only be prescribed by the obstetrician, and conducted during scheduled times. Our wireless sensory band will not record any data at other times. An example of a screen an obstetrician might see is below.

BACK
Session overview
CLINICAL
LAST BLOOD PRESSURE TEST
CONTACT INFO

While at the end of the session, the expectant mother will receive a session summary, including the average MHR and FHR, the obstetrician on the other hand will receive more detailed information relating to MHR and FHR based on the obstetrician’s stated preference. The obstetrician may view the session live or after it is completed. A notification on the application will advise when a session is live and when new session data is ready for the obstetrician to review. The application has a feature that allows an obstetrician to write notes to the expectant mother. This feature is useful for, among other things, conveying information to the expectant mother about her pregnancy, the unborn baby or changes in protocol.

Future Plans and Expectations

We intend to seek clearance to extend our INVU monitoring period as well as report other measurements. If we obtain additional clearances to report other measurements that our INVU platform is able to capture, compute and visualize, we will be able to provide and market additional pregnancy health metrics to participants in the pregnancy care management process, including expectant mothers and obstetricians. We intend to utilize the data we collect, combined with external guidelines, to establish cloud-based decision support systems. We also expect to add external data provided by third-party sources such as Hadassah, and harmonize all data we have collected into one cohesive set. We intend to develop decision support tools to analyze the data we collect to develop and execute new personalized care protocols and population health strategies which we believe will enhance our value-based care model. We also intend to apply data algorithms and other innovative digital tools to conduct AI-powered machine learning computer analyses to identify patterns and trends based on the data and to develop predictive models to ultimately enable population health strategies. These population health strategies are expected to (i) enable us to develop and validate personalized care protocols and population health strategies and ultimately be able to make AI-based recommendations, including as to digital and other therapies, that will enhance preemptive care and provide predictive insights to tackle significant pregnancy challenges, and (ii) assist us in building our data-driven digital healthcare platform, increasing our revenues and realizing our vision to become the standard of care for remote pregnancy monitoring and pregnancy care management.

In addition to providing better care for expectant mothers and unborn babies, we believe that as our INVU platform develops, obstetricians will be able to use existing and expanded CPT codes for reimbursement for expectant mothers utilizing our platform and to employ our INVU platform, to maintain or increase their revenue and improve effectiveness. This is due, in part, to the additional efficiencies which we believe will allow them to increase the number of expectant mothers they care for and be more available when procedures are required. The studies we have conducted with leading health consultants have confirmed the applicability of various CPT codes and structures for our services. See “— Reimbursement and Payment.” Additionally, we have confirmed with our commercial partners that using our INVU platform to deliver care is expected to be covered by existing CPT codes and structures and Axia is currently billing these codes against the relevant procedures. See “— Our Revenue Model — Current State”, “— Collaborative Studies with Our Strategic Partners” and “— Strategic Relationships.”

To convince more obstetricians, we will need to present sufficient impact evidence of the increased monitoring compliance, improved quality of care and healthcare outcomes, as well as reduced payer costs, obtained from our services to our initial obstetricians. If we can provide such evidence, we believe our strategic partners will be more likely to incentivize payers to enter into value contracts and partner with them, and payers will be more likely to encourage their obstetrician networks and expectant mothers to utilize our services.

As part of our operational strategy, we expect to establish a third-party operated servicing center where our wireless sensory bands will be prepared for use by the next expectant mother after thorough cleaning and quality control testing and, if needed, fixing and refurbishing, which could involve replacement of some sensors. See “— Manufacturing and Supply.” We believe that, on average, a wireless sensory band should be viable for approximately 12 mothers over a two-year period before needing to be replaced.

Our Revenue Model

Current State

We have recently begun to commercialize our INVU platform. Currently, we have one enterprise level contract which we entered into in December 2020 with Axia, one of the largest obstetrician private practice group of physicians focused on women’s health in the United States. In recent years, Axia accounted for approximately 30,000 births annually and is a leading proponent of value-based care. Our current monitoring capabilities cleared by the FDA for MHR and FHR, and MUA, and its intended use, in conjunction with MHR and FHR, for NSTs, allow us to fully provide the services required by the Axia contract. The agreement provides for three phases over its five-year term, the first of which is in progress. The first phase is a pilot program evaluating provider and expectant mother satisfaction utilizing our prenatal visits, or PNV, services and is expected to involve up to 100 expectant mothers. The next phase, which is planned to be completed by the end of the first year of the agreement, would be an evaluation of other INVU platform capabilities, in compliance with any regulatory clearance, and provider and expectant mothers’ satisfaction and is expected to involve up to 500 expectant mothers. The third and final phase is planned to significantly grow the population of expectant mothers being tested through Axia’s system-wide adoption of our INVU platform over the remaining four years of the agreement. By the fifth year, our and Axia’s plan is to scale up to 80% to 100% of Axia’s pregnancy care population, or between 2,000 to 2,500 new expectant mothers utilizing our INVU platform each month. Initially, pricing for the first and second phases is on a per-patient basis. In the third phase, we will negotiate the scope, nature and cost of our services to be provided. We did not receive any revenues under the Axia contract in 2020. While we have received a nominal down payment to date in 2021 under the Axia contract, we might not realize any revenues if certain milestones under the contract are not met. All payments have been and will be made directly by Axia to us and Axia will initially seek reimbursement from payers through applicable CPT codes. Ultimately, we plan to work with Axia to establish payer/provider partnerships through payer pilots with the intent to develop new data-based personalized care protocols and population health strategies supported by payer-relevant evidence, including as to cost savings. See “— Collaborative Studies with Our Strategic Partners” and “—Strategic Relationships.”

Future State

We intend to focus on the most significant providers of prenatal care in the United States that often control the entire pregnancy journey. Our primary initial customer focus is on long-term enterprise level contracts with larger obstetrician-physician practice management groups, such as Axia, and renowned U.S. healthcare systems, that we believe will be most effective at implementing our technology into clinical practice, with weighted emphasis on systems that provide pregnancy care from the beginning of the pregnancy, are leading providers of antenatal care and are stronger in value-based contracting with payers, particularly in connection with HRPs. We plan to structure these agreements to include up-front and ongoing platform payments. Initial agreements may provide for introductory preferential pricing as an incentive to try the platform, and we are examining a number of other models, including fee-for-service, volume pricing or shared savings. If we establish evidence of the short and long-term benefits of our INVU platform and our ability to generate value for payers, we aim to seek long-term contracts with payers, primarily insurers and self-insured employers. Under these agreements, while we will typically initially receive payments as providers are paid, we ultimately expect to receive payments for the use of our INVU platform based, at least in part, on a percentage of cost-savings achieved by the applicable payers, which we believe is potentially larger. The expectation of reduced costs has been supported by at least one study in Denmark that demonstrated that an at home pregnancy solution involving nurses bringing hospital equipment to the home of a mother, led to a 44% reduction in bed occupation for HRPs, 75% less time spent on patient monitoring by hospital staff and 93% improved patient satisfaction. Although not measured directly in this study, the reductions in bed occupation and time spent on patient monitoring would be expected to reduce costs associated with pregnancy care. We believe that our data tools and actionable insights we may develop, for example, through increased monitoring compliance and refined care protocols based upon our proprietary data analyses, should allow payers to realize significant cost-savings through the implementation of INVU in their population, and that if we are able to demonstrate improved quality of care and healthcare outcomes and cost savings, payers should be incentivized to encourage their obstetrician networks and expectant mothers to utilize our INVU platform.

We believe that the data we expect to acquire from expectant mothers and unborn babies we monitor as we expand and improve our pregnancy care platform, the clinical innovation that we expect to result from the decision support tools we expect to develop and the insights we expect to gain and predictive models created based on our analysis of such data with these tools, will lead to increased efficiency and improved outcomes. We expect these improvements will, in turn, generate cost savings and result in higher profitability through individual and population health strategies. We intend to monetize these capabilities, if developed, by selling to payers the anonymized population insights we obtain through our INVU platform, and by sharing in the cost savings that payers realize from these insights. We believe that payers will have a strong interest in what we believe will be high quality, aggregated pregnancy care data, the analysis of such data, actionable insights for the expectant mothers in their systems and to assist in managing population health, in large part to optimize payer spending, as they have with other specialties where remote monitoring platforms have become popular. We intend to further monetize our data pool by continuing to develop and generate decision support tools, predictive insights and population health applications, which we believe will further enhance our value-based care model and, in turn result in higher revenues for us and our payer counterparts. We expect our remote monitoring services to increase preventive care and decrease unnecessary or preventable higher-cost reactive care, which should incentivize payers to advocate our adoption by their affiliated obstetrician providers. As broader adoption occurs, we expect to generate greater enterprise contract revenues, as well as greater monetization potential as our data pool grows. For example, we may choose to monetize specific tests we may develop by charging payers for these tests via shared savings or other agreed upon means. In addition, we believe that the expectant mother’s interest in personalized information and individual care pathways may lead to out-of-pocket payments directly from certain expectant mothers.

Our Competitive Advantages

We believe the following combination of strengths, capabilities and features of our data-driven connected pregnancy care management platform distinguishes us from our competitors and positions us to successfully compete, to address certain market opportunities and weaknesses, and to disrupt the pregnancy care management and monitoring market, through our innovative INVU platform. We also believe that this market will show significant growth over the next years and decades, and that we are well-positioned to benefit from such growth.

Our INVU platform increases access to care through a remote solution.    In recent years, telehealth infrastructure and remote monitoring solutions have become indispensable tools for care delivery and medical practice revenue generation. Pregnancy care has lagged behind other medical fields with respect to remote care due to difficulty in developing remote technology that can be easily administered early in the pregnancy without assistance and that provides monitoring within protocols at home that yield substantially equivalent results as the current standard of care obtained within healthcare facilities. Through clinical studies, we have established that our INVU platform is capable of providing substantially equivalent fetal viability measurements and offering NSTs, which capabilities are based on HR beat-by-beat detection technology, and MUA measurements, as applicable. Our INVU platform, which we believe is the only platform that uses new technology cleared by the FDA for use during the antepartum period, will be of particular benefit to three types of expectant mothers. First, those living in rural areas without access to care, or those whose clinics see a high volume of expectant mothers. According to the March of Dimes, as of 2020, there were approximately seven million women of childbearing age in the United States living in counties without access or with limited access to maternity care, giving birth to more than 500,000 babies a year. Second, expectant mothers with LRPs can enjoy the freedom associated with remote visits resulting in fewer in-office visits, easier compliance with care protocols and access to virtual triaging. Third, expectant mothers with HRPs who can also travel less frequently for in-office visits should enjoy more flexibility and freedom in receiving the proper level of care that they need, both at home and in the clinic during the INVU monitoring period, which we believe will result in a higher likelihood of monitoring compliance and reassurance for the expectant mother. According to the University of California, San Francisco Health, high-risk complications occur in 6% to 8% of the approximately four million pregnancies in the United States each year. In addition, COVID-19 and variants of the virus have further accelerated acceptance of remote preventive care by both care providers and patients. We believe our INVU platform will be unmatched in remote care and in distributing access to safe and enhanced pregnancy care.

Our wireless sensory band is designed to be self-administered by expectant mothers both at home and in the clinic.    Our wireless sensory band was designed from the perspective of the expectant mother to be easy to use and applied by the expectant mother after reviewing simple virtual instructions, beginning in the 32nd week of pregnancy throughout the pregnancy journey, both at home and in the clinic. We continue to modify the material and fabric of our wireless sensory band to maximize comfort in addition to ease of use. Most other devices that are labeled as remote-use devices are, in effect, miniaturized CTGs, whether using Doppler ultrasound, a tocodynamometer, or TOCO, or both, which have proven to be difficult to properly self-administer without assistance from a medical professional. We believe an expectant mother’s ability to utilize our INVU platform both at home and in the clinic, and without assistance, significantly enhances the expectant mother’s experience, and we expect will increase compliance with routine monitoring protocols.

Our INVU platform has the potential to enable proactive pregnancy management, which we believe will result in better outcomes.    Today, our INVU platform is capable of helping obstetricians provide expectant mothers with routine prenatal care and offer NSTs, in each case during the INVU monitoring period for singleton pregnancies. As we offer more NSTs, we will capture more data in a less costly manner, which we believe, among other things, will help to identify patterns and trends that may allow detection of certain complications earlier and facilitate timely intervention. Our INVU platform provides both expectant mothers and obstetricians with comparable and, potentially better, information than they would receive at a doctor’s office or a hospital. As we continue to utilize our measurement capabilities, we expect to develop biomarkers and predictive analytics, which we believe will set us apart from our competitors and make us more effective at enabling proactive pregnancy management to improve outcomes for expectant mothers and unborn babies.

Our INVU platform should make clinical-quality remote pregnancy care more attractive for obstetricians and payers, which we believe will increase adoption as a new standard of care.    We believe obstetricians will be incentivized to prescribe our solution because they will gain access to medical-grade data remotely, efficiently and with less effort for both expectant mother and obstetrician. These features are tangible differentiators in the practitioners’ service offerings, which we expect to create the opportunity to strengthen the relationship to the expectant mother via virtual visits, while also potentially enabling increased compliance and better outcomes. Ultimately, the ability for improved virtual access to the expectant mothers they care for may allow obstetricians to reallocate scarce resources to cases where their physical presence and care is otherwise required. We believe payers will be incentivized to adopt our solution as a way to rationalize systemic healthcare costs. Keeping expectant mothers out of high-cost settings, such as hospitals and doctors’ offices, except when absolutely necessary, should reduce costs to payers and self-insured expectant mothers. In addition, increased compliance with monitoring protocols has the potential to allow obstetricians to identify certain complications earlier and possibly prevent expensive procedures. Furthermore, certain NSTs and potentially other procedures in the future, which are part of HRP management regimens, will no longer need to be performed in an office or hospital during the INVU monitoring period. We believe that the ability to perform these tests remotely should further reduce costs to payers as NSTs are frequently used in the management of HRPs, among other things. Even expectant mothers with LRPs should benefit through their improved access to basic prenatal care and virtual triaging and visits, as well as on transportation, childcare, and missed work costs, among other costs. As we commercialize our INVU platform, we believe we will be able to provide impact evidence to obstetricians and payers of the cost-benefits of our solution.

Our distributed care technology provides detailed data to enable population health strategies, and our database becomes harder to replicate as it grows.    Through our advanced, multi-modality pregnancy monitoring technology, we believe we capture more detailed and granular signals and multiple physiological measurements, remotely, passively and in near real time, and acquire significantly more data from the expectant mother and unborn baby than other pregnancy monitoring systems. As we validate, aggregate and analyze data with respect to other physiological measurements, such as fECG, mECG, fPCG, mPCG, fetal activity, fetal position, maternal respiration and AFV, we will strengthen our predictive abilities and, we believe, will eventually be successful in tackling significant pregnancy challenges, such as C-sections, preeclampsia, fetal and maternal arrhythmia and mood disorders. As our database increases with additional expectant mothers being monitored and data from clinical studies and other third-party sources, we plan to aggregate data in the cloud and combine it with existing guidelines to develop decision support systems, harmonize our data into one cohesive set, and apply data algorithms and other innovative digital tools to conduct AI-powered machine learning and computer-based predictive analytics. In addition, we expect these results will enable us to develop personalized and predictive care pathways for expectant mothers and unborn babies, make Al-based recommendations for treatment to the obstetrician, and provide more personalized care and better outcomes for expectant mothers and unborn babies. In addition, we believe these results will enable us to develop population health strategies to tackle significant pregnancy challenges. As a result, we believe that we will be able to increase our revenues, make it harder for competitors to replicate our capabilities and establish INVU as the standard for pregnancy care management.

We have a comprehensive intellectual property portfolio.    Our innovative technology is protected by an extensive global patent portfolio consisting of 11 issued U.S. utility patents, 10 pending U.S. utility patent applications, 26 issued foreign utility patents, 12 pending foreign utility patent applications and two PCT patent applications. Our patent portfolio also includes three issued U.S. design patents and seven issued foreign design patents. Our patents cover various aspects of our INVU platform, such as numerous remote, non-invasive uterine, fetal cardiac monitoring techniques, and the use and analysis of ECG and acoustic signal data for various purposes, including the generation of various signals. Our patents also cover hardware elements of our INVU platform, including sensor-laden garments, acoustic sensors and electrodes. We have protected our intellectual property rights through our patent portfolio and have maintained and executed on deliberate innovation areas to sustain the continued growth of our patent portfolio. In addition, we own trade secrets and research and development know-how supporting our INVU platform. Our comprehensive portfolio of intellectual property enables our highly advanced INVU platform, and we believe it would be difficult for a competitor to develop an equivalent product without considerable time and expense.

Our senior management team and Board have deep industry experience.    Our organization is characterized by a strong, entrepreneurial corporate culture that fosters our vision of improved, remote, accessible and affordable pregnancy management. Our founder is a major shareholder who drives our focus on long-term success in our mission to become the standard of care for remote pregnancy monitoring and pregnancy care management. Our senior management team and Board consist of seasoned medical device and other professionals, with a wide array of experience, including women’ health, medical technology, medical or healthcare, data science, marketing, financial, consumer products, clinical, navigating regulatory pathways, manufacturing, human resources and commercial expertise. Our Board has significant and diverse public market expertise in small and large U.S.-listed entities, as well as executive leadership experience in listed digital healthcare companies. Together, we have over a century of experience in operating, growing and overseeing multi-national companies and healthcare related businesses. Our experience spans from building and scaling consumer facing medical products and digital healthcare solutions, to leading large U.S.-based hospital groups and running global multi-billion dollar revenue entities in baby care. We believe our mission-driven team spirit, diverse background and significant experience in our industry, positions us to excel and deliver against our strategic objectives.

Our Growth Strategies

Our goal is to become the standard of care for remote pregnancy monitoring and pregnancy care management through the development of our INVU platform. To achieve our growth plan, we expect to employ the following core strategies:

Continue to scale our operations in the United States to accelerate the adoption of our INVU platform.     We believe we have assembled a core operating infrastructure to support our future growth. For example, we have a seasoned management team based across Israel and the United States, as well as a comprehensive portfolio of intellectual property and strategic relationships with key suppliers, which we believe position us to rapidly grow our operations. We expect to continue to scale our business in the United States by hiring additional U.S.-based managers as well as sales and marketing and end-user support personnel to enhance our ability to acquire customers and retain and grow these relationships. As we grow, we intend to continue to remain asset-light by relying on a network of third-party suppliers and manufacturers to produce our hardware solutions, including our proprietary wireless sensory bands, and to clean and fulfill new orders for our wireless sensory bands. We expect that by expanding our U.S. team, we will acquire additional commercial expertise that will enable us to grow our customer and revenue base by continuing to cultivate satisfied customers and building key relationships with U.S. medical societies, which we believe will position us to create the value and tools required to win in an evolving competitive landscape.

Build a growing user and partner base through a stepwise approach, from providers to payers, while investing in expanding awareness of our INVU platform.    We envision our stepwise approach to include a strategy that initially focuses on care providers, such as large healthcare systems and obstetrician-physician practice management groups with significant numbers of expectant mothers, and subsequently focuses on attracting payer networks, which we believe will provide us with access to the largest population of expectant mothers. We expect strategic partnerships with care providers, such as Axia, to increase traction for our services and allow us to scale more quickly. We believe we have a healthy pipeline of U.S. and international providers and payers of strategic relevance, which we believe we will be able to convert to long-term partners and customers over time. In addition, we intend to spend considerable time and money seeking to educate expectant mothers and their obstetricians about the benefits of our remote monitoring technology. We intend to leverage advertising, social media and other communication channels to increase awareness of our solutions among expectant mothers. To increase awareness of our solutions among obstetricians, prenatal care providers and other medical professionals, we intend to participate in industry conferences, advertise in medical journals and seek and promote payer recommendations. We expect that increased awareness among these groups will highlight the benefits of our INVU platform, including ease of use, cost savings, access, and quality of data, which should increase adoption and accelerate our growth.

Aggregate the data we capture to identify patterns and trends that will enable us to make predictive recommendations to benefit our user community and population health in general.    Our INVU platform is currently capable of collecting a significant amount of detailed and granular data from each expectant mother whenever the expectant mother is wearing our wireless sensory band. As we validate, aggregate and analyze data with respect to other physiological measurements, such as fECG, mECG, fPCG, mPCG, fetal activity, fetal position, maternal respiration and AFV, we will strengthen our predictive abilities and, we believe, will eventually be successful in tackling significant pregnancy challenges, such as C-sections, preeclampsia, fetal and maternal arrhythmia and mood disorder. As we develop our INVU platform in the future, we intend to apply data algorithms and other innovative digital tools to conduct AI-powered machine learning and computer-based predictive analytics. Collecting data from users on our INVU platform will provide us with significant data that has not been previously captured, either in-office or remotely, about the different stages of pregnancy for both the unborn baby and expectant mother. We expect to expand the data we collect by seeking clearance to extend our INVU monitoring period. We expect that the application of digital tools to this data will enable us to identify patterns and trends that are associated with certain risks and outcomes from which we can make highly useful and actionable predictive recommendations to expectant mothers and their obstetricians. We also intend to aggregate data across our user population in order to make targeted predictive recommendations to individual expectant mothers who have health profiles for which we have identified particular patterns and trends. Our predictive insights, such as identifying risks before they become visible later in a pregnancy, will help obstetricians to improve monitoring schedules and frequency and identify appropriate times to intervene, both for individual pregnancies and population health applications. These capabilities, if developed, may facilitate a more efficient use of resources and lead to improved outcomes, which we believe will further enhance our value-based care model and, in turn, generate cost savings for our payer partners. We intend to monetize these capabilities by selling to payers the anonymized population insights that we obtain through our INVU platform, and by sharing in the cost savings that payers realize from these insights. We expect that these strategies will set us apart from other pregnancy management monitoring systems in the future.

Continue investing in research and development to enhance the quality and performance of our INVU platform.    We have spent considerable time and money developing our INVU platform and its enhanced system of remote pregnancy monitoring, as well as the intellectual property protecting it. We believe that continued investment in our research and development capabilities will enable us to obtain additional regulatory clearances to support the expansion of our service offerings from our INVU platform. We believe we are one of a few remote providers to be able to capture, compute and visualize this data to obstetricians. A comparative study that we have conducted demonstrated that our measurements of MUA are substantially equivalent to those taken with an IUPC, considered to be the most accurate for MUA measurements. Next, we plan to develop and utilize the measurements within our capabilities, such as mECG, fECG, fPCG, mPCG, fetal activity, fetal position, maternal respiration and AFV, to power and fuel our predictive model. We may also expand our offerings by seeking clearance to provide some of these measurements to expectant mothers and obstetricians. We expect that continued investment in research and development will allow us to improve our product offerings and enable our products to become the standard of care for remote pregnancy monitoring and pregnancy care management. We believe that maintaining and growing our intellectual property portfolio will protect and expand our competitive position. See “— Our Competitive Advantages” and “— Research and Development.”

We intend to expand our reach globally.    Our ambition is to improve pregnancy care globally. We intend to file for a CE mark in Europe in 2022, which if approved, should allow us to offer NSTs using our FHR, MHR and MUA capabilities in certain circumstances. Our business development work in this region indicates substantial demand for our solutions. We are in discussions already in Germany and Israel with various enterprise-level healthcare systems as well as payer networks. In Germany we are exploring a partnership with a top medical university and a grant from the IIA for co-development of predictive analytics. Finally, we are also involved with and pursuing a relationship with one of the four leading health maintenance organizations, or HMOs, in Israel that is an innovator in remote marketing, and we also have a relationship with a top ranking Israeli medical center that is a global leader in medical innovation. As we obtain clearances and approvals in these and other jurisdictions, we believe our expanded reach will allow us to become a global leader in pregnancy solutions from the first days of pregnancy onward. As we scale globally, we expect to maintain our fundamental approach to commercialization to focus on building strong relationships with local care networks and payers as our anchor partners.

Recent Developments

Senior Management Appointment

In August 2021, Kelly Londy was appointed our Chief Executive Officer. Prior to joining us, Ms. Londy served as Chief Executive Officer of Innoblative Designs, Inc., an early-stage medical device company, where she led product development, regulatory strategy, go-to-market process and fundraising to support multiple indications and market access development. Ms. Londy succeeds Oren Oz, founder and former Chief Executive Officer, who has transitioned to the role of our Chief Innovation Officer and remain a member of our Board of Directors.

SAFEs

We entered into SAFEs with several existing shareholders and new investors, pursuant to which we issued to the investors the right to acquire certain shares of our share capital in exchange for payment by the investors, subject to certain terms and conditions. During 2020, a total of approximately $2.4 million was raised through SAFEs. From January 2021 through August 2021, we entered into additional SAFEs for approximately $18.1 million.

The SAFEs entered into prior to April 26, 2021, as revised, in an aggregate amount of approximately $15.0 million provide for a pre-money valuation cap of $200 million, in the event of a Liquidity Event (as defined below), and a 15% Discount Rate in the event of an Equity Financing (as defined below). The SAFEs entered into on or after April 26, 2021 contain substantially identical terms but provide for a pre-money valuation cap of $625 million and a 25% Discount Rate. These SAFEs will convert into ordinary shares in the event of: (i) an equity financing in which we issue and sell shares of equity for proceeds of at least $20.0 million, or an Equity Financing or (ii) either a change of control transaction or an initial public offering, whichever occurs sooner, which in each case is referred to as a Liquidity Event. Upon the occurrence of a Liquidity Event, the investor will, at its discretion, receive either a cash repayment (without interest) or shares of the most senior series. In the event of a conversion, the conversion price is calculated as either: (i) in the case of an Equity Financing, either (a) the price per share of the ordinary shares sold in connection with the Equity Financing less the Discount Rate when the pre-money valuation is less than $200 million or $625 million, as applicable, or (b) the price per ordinary share equal to the pre-money valuation cap divided by our outstanding capitalization in effect immediately prior to the Equity Financing, calculated on an as-converted and fully diluted basis when the pre-money valuation is greater than $200 million or $625 million, as applicable, and (ii) in the case of a Liquidity Event, the price per ordinary share equal to the pre-money valuation cap divided by our outstanding capitalization in effect immediately prior to the Liquidity Event, calculated on an as-converted and fully diluted basis.

In October and November 2021, we entered into SAFEs with certain investors in a financing round pursuant to which $25.7 million was raised. The terms of these SAFEs are identical to the SAFEs entered into on or after April 26, 2021, except that (i) the definition of Equity Financing contemplates an equity offering, including an initial public offering, of at least $30.0 million, (ii) instead of a Liquidity Event, there is a conversion trigger upon a Change of Control (as defined therein), in which case the conversion price is calculated as the price per share received by either the Company or its shareholders in connection with the Change of Control less the Discount Rate, divided by our outstanding capitalization in effect immediately prior to the Equity Financing, calculated on an as-converted and fully diluted basis, and (iii) the funds received from these SAFEs were placed into an escrow account and will be returned to investors if no Equity Financing or Change of Control occurs by December 31, 2021, unless we and the investors agree to extend such date. In December 2021, we and investors representing approximately 89% of the SAFEs entered into during October and November of 2021 executed amendments to such SAFEs, pursuant to which such investors agreed (i) to revise the definition of Equity Financing to contemplate an equity offering, including an initial public offering, regardless of the aggregate offering size and (ii) that upon consummation of an initial public offering, such as this offering, the funds held in escrow representing the purchase price of such SAFEs shall be released to the Company. Any investors of the SAFEs entered into during October and November of 2021 that do not execute an amendment to such SAFE will receive its investment from escrow in cash on December 31, 2021 under such SAFE.

This offering will constitute (i) a Liquidity Event under the SAFEs entered into prior to April 26, 2021, and the investors will be entitled to receive either a cash repayment (without interest) or our ordinary shares at their discretion, and (ii) an Equity Financing under the SAFEs entered into on and after April 26, 2021, and the applicable investor will be entitled to receive our ordinary shares, in each case pursuant to the terms of the SAFEs.

New Commercial Relationships

Charite

We entered into an Evaluation Agreement with Charité — Universitätsmedizin Berlin and Berlin Institute of Health at Charité (BIH) (collectively, “Charité”) on September 29, 2021 (the “Charité Agreement”). Charité is one of Europe’s largest university hospitals, affiliated with Humboldt University and Free University Berlin. Under the terms of the Charité Agreement, we have agreed to sponsor a clinical trial within and carried out by Charite in Berlin, Germany (the “Charité Trial”) that focuses on shifting the delivery of care from hospitals to home settings for routine pregnancies, with a special focus on co-developing a biomarker around predicting, preventing and managing preeclampsia. During the course of the Charité Trial, providers would supply participating patients with INVU units for remote monitoring purposes. Although each party will continue to own its own pre-existing intellectual property that is used during the course of the Charité Trial, any new intellectual property that is jointly developed by the parties would be owned by each party based upon its pro rata development contribution thereto, though the other party will be granted a license thereto under the terms of the Charité Agreement.

Philips

We and Philips North America LLC (“Philips”) entered into a 24-month Master Pilot Study Cooperation Agreement on October 29, 2021 (the “Philips Agreement”). Philips is a leading health technology company focused on improving people’s health and well-being, and enabling better outcomes across the health continuum — from healthy living and prevention, to diagnosis, treatment and home care. Pursuant to the Phillips Agreement, the parties have agreed to cooperate on improving the prenatal care experience for patients, providers and payers alike. Under the Phillips Agreement, Philips has agreed to identify a series of potential sites for a pilot study (the “Philips Study”) that will analyze the effectiveness of remote pregnancy monitoring and its impact on patient and provider satisfaction, cost-saving potential for providers and patient outcomes. The parties intend to use commercially reasonable efforts to approach one site for the Philipps Study before the end of the first quarter of 2022. Certain finalized data derived from the Philips Study may be used by either party for its individual product development, innovation and marketing efforts. Our responsibilities under the Philips Agreement include, among other obligations, providing both INVU units and full access to our INVU platform for the Philips Study coordinator and the study participants, as applicable.

Sheba

We and Sheba Medical Center (“Sheba”) entered into a non-binding letter of intent on October 31, 2021, which contemplates the parties entering into a clinical trial agreement relating to the use of INVU around gestational diabetes management. Sheba is the largest hospital in Israel. The letter of intent contemplates that, together with Sheba’s deployment of INVU, the parties will collaborate on the development of personalized care pathways, predictive/prescriptive analytics, and other care delivery data-management tools, all of which would largely utilize AI in different capacities. The letter of intent additionally contemplates that Sheba seeks to eventually adopt INVU within its standard of care protocols, so as to impact the quality of Sheba’s maternal-fetal monitoring and management care. A definitive and binding agreement with respect to the foregoing is currently being negotiated by the parties; however, there can be no assurances that such an agreement will be entered into, or, if entered into, that the milestones described above will be achieved.

Intermountain

We and IHC Health Services, Inc. (“Intermountain”) entered into a Clinical Trial Agreement, dated November 10, 2021 (the “IHC Agreement”), together with the study’s principal investigator (“PI”), Helen Feltovich. Under the terms of the IHC Agreement, Intermountain has agreed to carry out a two-part study (the “IHC Study”) sponsored by us, entitled “A Single center, Open-Label, Prospective Clinical Study evaluating the data utility and usability of remote NST performed by INVU system.” Intermountain, with a team of more than 41,000 caregivers, is an integrated, not-for-profit health system based in Salt Lake City, Utah, with clinics, a medical group, affiliate networks, hospitals, homecare, telehealth, health insurance plans, and other services. The IHC Study will be carried out in the Utah Valley

Maternal Fetal Medicine Clinic, and the first phase of the study is expected to have an enrollment of up to 15 patient participants. Intermountain will be studying the acceptability of remote NST for clinical utility by clinical personnel, the duration of the in-clinic training with INVU and INVU’s usability and learnability by the lay users. Preceding the commencement of the IHC Study, the PI must seek all consents and approvals from Intermountain’s institutional review board and ethics committees. We have agreed to pay Intermountain approximately $40,000 as compensation for certain expensesas set forth in the IHC Agreement. Both Intermountain and the PI will have the right to publish the results of the IHC Study, subject to their adherence to the requirements and restrictions set forth in the IHC Agreement, including without limitation, their compliance with the notice and disclosure obligations contained therein. All inventions, data and discoveries conceived and generated from the IHC Study will be our sole property; provided, that, Intermountain retains ownership of all raw clinical data contained in any patient medical records. Following commencement, the IHC Study is expected to run for up to approximately six months.

Unified

We and Unified Women’s Healthcare, LP (“Unified”) entered into a Collaboration Agreement, dated November 16, 2021 (the “Unified Agreement”). Unified is a diversified women’s health company, which collectively supports more than 2,500 providers across nearly 900 locations in North America. Pursuant to the Unified Agreement, Nuvo and Unified agree to pursue an early stage collaboration that will seek to advance pre-natal care through the use of INVU with Unified’s advanced care delivery practices in order to better manage at-risk pregnancies. During a pre-defined beta pilot, Unified will deploy INVU amongst its affiliates and we will support such roll-out by carrying out the duties and obligations contained in the Unified Agreement. INVU may be deployed for up to 30 complete pregnancies during this beta pilot. The first provider group to pilot INVU shall be located in Arizona. Enrollment for this pilot will primarily focus on patients with medical indications for NSTs. Subject to the applicable laws and regulations, as well as the terms of the Unified Agreement, Unified will grant us a license to the data generated from patient use of INVU for our internal quality control and data training purposes. This pilot will be led by Dr. Chris Sullivan, MFM Specialist and President of Genesis OBGYN, PLC, and is estimated to run for a period of six months. Upon conclusion of this pilot, and subject to the mutual written consent of the parties, we and Unified may collaborate on the development of a platform-as-a-service payment model predicated on critical value metrics derived from use of INVU, which will be memorialized in a subsequent binding agreement.

Our Market Opportunity

The need for social distancing and lockdowns resulting from the COVID-19 pandemic have greatly accelerated the move to telehealth, and, along with the other factors, provide a significant market opportunity to more effectively and conveniently remotely monitor and virtually care for the expectant mother and her unborn baby. See also “— Overview — Our Market Opportunity.”

Adverse Maternal and Infant Outcomes

The ability to protect the health of mothers and babies in childbirth is generally considered to be one of the fundamental indicators of a society’s development. According to UNICEF, from 2000 to 2017, the global maternal mortality ratio (maternal deaths per 100,000 live births) diminished by 38% globally, with most maternal deaths occurring in developing countries. In contrast to global trends, according to The Commonwealth Fund, maternal mortality is increasing at a rapid pace in the United States, 145% from 1998 to 2018, and continues to be very high, even beyond rates observed in some developing countries. These troubling trends are amplified by a continuous increase in the number of HRPs and dangerous co-morbidities such as diabetes and hypertension, which disproportionately affect women in rural communities and of lower socioeconomic status. According to the March of Dimes, the preterm birth rate in the United States has continued to worsen, with many states reporting an increase in the number of premature births, one of the largest contributors to infant death. While the overall rate of infant mortality has declined, the United States continues to lag behind other developed countries. According to the most recent data from the Organization for Economic Co-operation and Development, or OECD, babies in the United States are 76% less likely to reach their first birthday than babies born in other wealthy member countries.

While most women in the United States give birth to healthy babies and without serious complications, pregnancy and childbirth come with a variety of health risks for both mother and baby. A growing number of challenges facing care of the expectant mother and unborn baby in the United States are helping to drive these troubling trends. An increasing incidence of chronic conditions, such as obesity, diabetes and hypertension, among expectant mothers, advancing maternal age, and more multiple births due to in-vitro fertilization, or IVF, treatments is driving up rates of HRP. According to Medscape and JAMA, 10% of pregnancies are hypertensive, including preeclamptic, costing approximately $15,000 on average and resulting in annual spending of $5.5 billion. According to the CDC, rates of the most severe HRP cases (commonly referred to as severe maternal morbidity) have been steadily increasing in recent years and affected more than 50,000 women in the United States in 2014. See also “— Overview — Our Market Opportunity.”

Increased monitoring of the pregnancy’s progression, which enables quicker and earlier intervention, is critical to protecting the health of mother and baby. However, limitations in the portability, effectiveness and administration of current monitoring technology means that even with additional prenatal visits, insight into HRP remains fragmented and makes charting a path towards better outcomes challenging. HRPs pose significant risk to mother and baby and also come at a high-cost for both parents and the healthcare system.

Outdated Practices and Tools

In many areas of medicine, advancements in technology have made healthcare solutions commonplace that only a few decades ago seemed impossible. Digitization of healthcare and the shift of a portion of care delivery to the home, in general, is progressing at a rapid pace. Unfortunately, while a significant number of practice areas, such as oncology, cardiovascular medicine and chronic conditions, have seen substantial technological innovation, innovation with respect to the health of the expectant mother and the unborn baby has been slower. In fact, the technology, which has changed little in more than three decades, is outdated and inefficient and has not developed fundamentally new, scalable and remote approaches to pregnancy monitoring and care, resulting in an overburdened healthcare system in which parents and clinicians have minimal visibility to what is actually happening in the pregnancy.

CTG, the monitoring technology underpinning, in most cases, today’s standard for pregnancy management, was designed and built for intrapartum pregnancy monitoring by a medical professional in a hospital setting. CTG lacks practical portability and, in most cases, requires active in-office administration by a medical professional as it is difficult to apply the device and maintain it in a proper position without a medical professional present. CTG also utilizes Doppler and TOCO technologies that only allow for active indirect and passive indirect, respectively, average measurements of HR and uterine contraction activity. Accordingly, this approach is generally limited to the information about the health of a pregnancy that can be collected during monthly or less often in-office visits, or, in the case of HRPs, for example, far more often.

Despite the large number of global births, existing remote pregnancy monitoring technology has certain weaknesses and has not been able to solve many of the problems facing pregnancy care today, which amplifies the need for technology such as ours, which consists of an innovative sensory form factor and computations resulting in higher quality signals. Existing systems are generally less accurate and have difficulty separating FHR from MHR. Neither are they able to measure HR beat-by-beat or HR variability. As indicated, we obtain both a biopotential signal and an acoustic signal, which allows us to measure HR beat-by-beat and HR variability, and to capture other layers of data. INVU is also able to sense movement of the expectant mother or unborn baby, providing significant advantages as to the data we are able to collect, although it does not currently provide movement data to the obstetrician or expectant mother. Few existing remote pregnancy monitoring technology solutions measure MUA, meaning that, currently, this measurement must almost always be done at the obstetrician’s office, a hospital or similar facility. INVU also takes all measurements passively, or from the body, as opposed to going through the body, as is the case with Doppler ultrasound which is an active technology that sends signals into the womb. Current remote technology that requires placement on the body either cannot be self-administered or self-administration is difficult due to the movement of the transducers, and as the amount of pressure utilized during this procedure varies, results vary. Notwithstanding, even the existing remote pregnancy monitoring has been shown in limited analysis to increase monitoring compliance, improve quality of care and healthcare outcomes and reduce payer costs. Accordingly, we believe that our advanced technology will be even more successful in this regard.

Utilizing outdated technology, parents and obstetricians receive a fragmented and episodic view of the pregnancy that makes it difficult to confidently chart the course of a pregnancy and identify potential problems that could impact the health of the expectant mother and unborn baby. Additionally, the pregnancy management process could consume significantly more travel and work time for parents and cost for payers and uninsured expectant mothers, all of which could have an adverse effect on compliance. Despite the serious implications of complications during pregnancy, to date, we believe that a holistic remote platform for integrated, connected and continuous care has not been available until INVU.

As a result of the outdated technology, obstetricians and pregnancy management systems are not generally designed to work well together. The current lack of interoperability, or the ability to understand and work with each other, between practices, hospitals, and systems make it difficult to pool the data necessary to find more than partial answers to the biggest problems in pregnancy management. Pregnancy management requires, and is missing, the tools necessary for greater collaboration, compatibility and communication among all participants in the pregnancy care ecosystem to pool and analyze the necessary data or to develop predictive models based on such data, which would eventually allow obstetricians to employ robust population health strategies or impactful approaches to social determinants of maternal and fetal health.

Substantial Costs of Pregnancy Care

Another factor affecting access is that for all pregnancies, the cost to give birth in America has been increasing without any corresponding improvement in results. Many expectant mothers are forced to pick and choose care based on their ability to pay or insurance, rather than seek the best available medical care. According to The Commonwealth Fund, more than one-third of women in the United States report skipping needed medical care because of costs. According to the U.S. Department of Health and Human Services Office on Women’s Health, babies of mothers who do not get prenatal care are three times more likely to have a low birth weight and five times more likely to die than those born to mothers who do get care. These cost issues which affect access can also be traced back, in part, to the outdated technology and standard of care. The increase in HRPs has also increased the costs of pregnancies. Thus, the need for more affordable and accessible care is significant.

Severe Shortage of Obstetrician Access

Despite rising birth rates and cases of serious HRPs, as previously indicated, access to obstetrics services continues to decline, especially in rural communities. This is due in large part to a growing shortage of obstetricians. The ACOG puts the current shortage at approximately 9,000 obstetricians countrywide and expects this number to grow to 22,000 by 2050, in part because the average age of obstetricians is relatively high, and a number of obstetricians are nearing the end of their career. In 2017, approximately 50% of U.S. counties did not have an obstetrician. Not only is this burden being felt by the dwindling numbers of obstetricians, but a growing number of families are being put at a distance from care that is inconvenient, and at least in some cases, dangerous. Women who live in these counties may also have limited access to appropriate preventive, prenatal and postpartum care. Distance can make the recommended number of office visits difficult to comply with. The shortage of obstetricians can result in fragmented, impersonal care that does not reflect what research has shown produces the best health outcomes for mothers and babies. Even in counties with obstetricians, expectant mothers are reporting seeing a reduction in total time spent in prenatal visits.

One of the largest contributing factors to this decline is the overburdening of obstetricians, many of whom struggle to manage mounting numbers of expectant mothers to care for with unpredictable hours and high liability potential. Rather than offer a solution, standard pregnancy care technology often exacerbates these issues. Current clinical guidelines recommend about 10-16 prenatal visits over the course of a healthy pregnancy. Most of these visits simply confirm that the pregnancy is progressing as expected, but limitations in monitoring often mean that most of these visits must be done in-office with expensive technology regardless of the status of the pregnancy. Current clinical guidelines suggest 8-24 NSTs for HRPs. With these limitations and episodic care, almost 75% of expectant mothers who participated in a study made an unscheduled obstetrics visit, with 38% making two or more unscheduled visits. This is reflective of the unnecessary utilization of resources for clinicians, expectant mothers and health systems. The reduction in the professional labor force available to treat a steadily growing population requires more efficient pregnancy monitoring technology to ensure continuous care.

The Need for Our Solution

Connecting all these challenges is a common fundamental issue. The standard of care is in need of significant improvement. The importance of identifying and understanding the challenges facing care of the expectant mother and unborn baby and exploring new and innovative opportunities to address them, continues to increase. While the impetus for change has been in place for a while, the COVID-19 pandemic has greatly accelerated the move to telehealth and remote monitoring and has practically made such practices a necessity. We believe the pregnancy care market, however, does not have an appropriate solution in place to address this need. In today’s world, it is impossible to ask an expectant mother with a chronic condition to visit an obstetrician’s office multiple times a week over the long-term because the technology does not exist to ease her burden. It is likewise difficult to ask an expectant mother to visit multiple specialists in different locations to coordinate care, assuming she can find the appropriate specialist. In both cases, a remote monitoring session is convenient for both the expectant mother and obstetrician and serves the goal of health assurance. Providing value-based, distributed, coordinated, health assurance to expectant mothers requires a fuller picture than what can be provided in intermittent snapshots taken in obstetricians’ offices or by less advanced remote monitoring techniques. Sophisticated remote monitoring, combined with data gathering and analysis and the development of screening and predictive models, represent the missing piece that will make the more dramatic changes possible.

The challenges mentioned above, among others, have had profound implications for the health of the expectant mother and the unborn baby, but we believe the opportunity exists to make a revolutionary and radical change in healthcare for expectant mothers and unborn babies. We believe that a scalable monitoring platform such as our INVU platform has and will continue to advance and improve the technology necessary to satisfy the current and future needs with respect to the health of the expectant mother and unborn baby and is a necessary feature of the future pregnancy care system of the 21st Century.

Our Solution

Background

Prenatal care has experienced recent challenges, with reduced availability of obstetric services due in large part to outdated technology, a growing shortage of obstetricians, higher-risk women pursuing pregnancy, the need for serial clinic visits to acquire measurements relating to the unborn baby and other challenges. This has often led to pregnant women having a difficult time obtaining quality perinatal care. See “— Our Market Opportunity.” While other methods may be used, CTG is the current standard of care for external monitoring of an unborn baby during an NST, including the contraction stress test, or CST, as well as during labor. At present, CTG can practically be applied properly only by a medical professional because CTG sensors must be placed accurately for a robust signal and may need to be repositioned with movement of the expectant mother or unborn baby. Attempts to apply CTG remotely have faced considerable difficulties as a result. In addition, CTG often uses Doppler ultrasound, which has several limitations. See “— Our Market Opportunity — Outdated Practices and Tools.” Effective remote monitoring could improve the ability of pregnant women to obtain prenatal care. Although currently limited, remote monitoring has shown benefits for HRPs, including in women with gestational hypertensive disorders and gestational diabetes, as well as LRPs. Additional potential benefits of remote monitoring could include increased compliance with prenatal healthcare, increased access to prenatal healthcare for women in rural locations, and connected care between multiple obstetricians.

For a remote fetal and maternal monitoring program to be successfully implemented, we believe that the monitoring device should do the following: (i) be designed for self-application by the expectant mother and without the need for device repositioning by a medical professional; (ii) acquire valid data that accurately distinguishes between MHR and FHR; (iii) be capable of continuously monitoring MHR and FHR during the times in a pregnancy when protocol requires monitoring; (iv) have a very low rate of false results, such as detecting a fetal heartbeat when there is none or inaccurately detecting HR, to prevent false reassurance or anxiety outside of a clinical environment; (v) be comfortable; and (vi) have the capability of measuring other variables or to offer other tests, such as MUA, NST, mECG, fECG and others, and be able to analyze such data to identify phenomena and to develop screening and predictive models, including through the discovery of biomarkers, and enable population health strategies. However, currently available technology has difficulty reliably and efficiently measuring most of the above, has not proven to reliably measure FHR at certain times in a pregnancy or MUA in most cases, if at all, and does not aggregate and analyze data in a sophisticated manner. Our INVU platform was designed to be a fully remote, medical-grade maternal and fetal monitoring solution that addresses each of the aforementioned challenges and more.

Technology

Overview

Our INVU platform begins with a self-administered, wireless sensory band, containing passive biopotential acoustic and motion sensors. Our wireless sensory band’s multiple sensors acquire granular signals that are designed to overcome variability in body physique or build or changes in fetal position. The sensors acquire underlying fetal and maternal ECG and PCG data, along with motion data, which allow for beat-by-beat precision of HR calculations. This data is transmitted to our cloud computing back-end application which utilizes two modules of algorithms, one for FHR and MHR and another for MUA, to perform the set of signal processing and analysis tasks needed to extract the clinically meaningful physiological measurements, such as FHR, MHR and MUA, from the raw data. Our multi-modality technology enables robust discrimination between FHR and MHR, separating the data into two corresponding channels for computation and visualization, as well as reliable measurements of MUA when compared to the existing standard of care. The algorithm also displays the data we are cleared by the FDA to provide for visualization through one of two mobile applications that provide tailored information for each of the obstetrician and expectant mother. The first, a software application for the expectant mother, runs on her mobile device, which displays the results, controls our wireless sensory band and is utilized as a bridge to send the raw data collected to the cloud-based servers for analysis. The other, a software application for the obstetrician, runs as a web-based application, our INVU Pro application, on any computer with a standard internet browser.

The photographs and diagram below show our wireless sensory band as worn by an expectant mother and a diagram of our wireless sensory band. As can be seen from the diagram, the band consists of an upper and lower band placed at the top and bottom of a woman’s abdomen and connected in the back. Our wireless sensory band contains biopotential, acoustic and motion sensors, some of which are fixed and some of which are removable for ease of repair and replacement.

Easily applied by layperson
biopotential sensor
acoustic sensor
Multi Modal
Multiple Fixed Locations
Removable Sensors
Movement Sensors

Wireless Sensory Band and Sensors

We designed our wireless sensory band to be easy to administer by a lay person, such as an expectant mother or her significant other. Our wireless sensory band consists of eight biopotential sensors, four acoustic sensors and two motion sensors overlaid on a lightweight but durable band. The biopotential sensors measure small potential or voltage changes on the skin that arise from physiological signals, including the cardiac biopotential signals generated during each heartbeat. The acoustic sensors are highly sensitive microphones that convert sound waves into an analog biopotential signal. These sensors passively detect the ECG and PCG signals unlike most other existing pregnancy monitoring devices, which actively send signals into the womb and which often require constant readjustments by trained professionals, limiting the ability of those devices to monitor continually within protocol. Motion sensors monitor maternal or device motion which could affect the physiological measurements being taken and helps us to validate our captured data or determine if such data was interrupted by an abrupt movement. We are also developing a real-time module that we expect would notify the expectant mother to stop moving if the movement is interrupting signal acquisition and we are testing using the motion sensor to further validate our MUA algorithm. Raw data from each sensor are converted from analog-to-digital, and sent by Bluetooth to the expectant mother’s mobile device, which transmits the signal securely to the cloud for processing.

MHR and FHR Signal Detection and Processing

After the data are acquired, they are digitized and sent wirelessly for analysis on cloud-based servers by an algorithm we developed. The goal of the algorithm is to fuse the independent information gathered from the acoustic and biopotential sensors to obtain FHR and MHR. The algorithm validates the data, preprocesses the data to remove noise, detects heartbeat independent from biopotential signals and acoustic signals and fuses detected heartbeats from biopotential and acoustic signals to calculate FHR and MHR. Raw data is examined to determine whether it contains valid data. Biopotential data are treated as containing a valid signal if the mECG can be detected because the mECG has a large enough amplitude to appear with adequate quality in all biopotential channels. Acoustic channels that are suspected of containing only noise are considered invalid and discarded.

Acoustic signals and biopotential signals are then independently filtered to capture the relevant physiological signals and to reduce unwanted signals or noise. An additional filter eliminates low-frequency noise in signals with high levels of noise. Acoustic signals are preprocessed with multiple sensory bandpass filters that accept signals within a specific range of 10-95 Hz and rejects signals outside that range.

mECG is determined by detecting maternal Q, R and S waves, or the QRS complex, which are biopotential signals that spread throughout the ventricles in rapid succession when the heart changes from a resting polarized state, or more negative electrical charge, to a depolarized state, or more positive electrical charge, represent maternal heartbeats. These biopotential signals are cross-correlated between multiple ECG channels and for each detected and adjacent heartbeat to enable extraction of the mECG signals from the detected biopotential signals. Once the mECG is extracted from the signal, it is then subtracted from each channel of biopotential data, leaving the fECG data and noise not earlier eliminated. The remaining data are processed to determine fECG by filtering the signal within a pre-determined range of frequencies and then enhancing it to process the resulting signals for fetal QRS detection through peak detection and cross-correlation.

Each channel is examined through the algorithm to determine whether PCG signals represent “true” heart sounds, for example, the heartbeat when (i) the heart muscle contracts after refilling with and pumping blood from the heart chambers into the arteries and (ii) the aortic valve and pulmonary valve close. This is achieved by calculating an outline of the signal extremes, discarding peaks that are not prominent, and grouping peaks into two groups according to shape and size using a clustering algorithm, or an algorithm that estimates density and tends to group the data points belonging to a single distribution together. An initial estimate of the beat-to-beat interval of each PCG group is calculated. Missing beats are identified and added as appropriate. In parallel, the peaks of the PCG signal are auto-correlated. The algorithm then determines whether or not the heart sounds are coming from the same source and segments the data into two streams to represent the two sources of heartbeats. The acoustic signals are classified as either maternal or fetal using the maternal QRS positions detected by the ECG processing algorithm. If the cross-correlation of the PCG data and the maternal QRS data is high, then the PCG data stream is classified as maternal. If the cross-correlation of the PCG data with the maternal QRS is low, then cross-correlation is performed with the fetal heartbeats calculated from the ECG algorithm. If this correlation is high, the PCG data stream is classified as fetal. If neither correlation is high, the acoustic signal and the respective detected heartbeats are discarded.

The results from the independent analyses of biopotential and acoustic signals by the algorithm are grouped to extract final MHRs and FHRs by combining time-stamped annotations of the biopotential and acoustical data from detected heartbeats. Biopotential signal annotations are earlier in time than acoustic annotations of the same heartbeat. The algorithm then calculates the local variation in time differences between nearby biopotential and acoustic signal annotations and adjusts the time difference between biopotential and acoustic annotations. Missing biopotential annotations or acoustic annotations can be added if there is a corresponding signal in the other data stream in certain circumstances. The annotations are fused into one annotation per heartbeat, and HR is calculated as beats per minute.

Below is a diagram of our INVU algorithm for FHR and MHR.

Preprocessing
1
Raw Data
Processing Decision
Continue Processing?
No
Yes
Data Validation
Acoustic Data Analysis
Biopotential Data Analysis
Acoustic Signals
Bio Potential Signals
2
Signal Examination
Signal Preprocessing
Signal Preprocessing
Maternal QRS Detection
PCG Detection
Maternal QRS Positions
Available?
No
Exit Logic
PCG Classification
Yes
Maternal ECG Extraction and Elimination
3
Fetal ECG Extraction
4
Fetal and Maternal PCG Position
Fetal QRS Detection
Fusion
Combine
Fetal and Maternal QRS Positions
Fusion
5 FHR and MHR Generation

In the diagram above (1) The algorithm separately analyzes the biopotential and acoustic signals collected from our wireless sensory band in a series of signal-processing steps. (2) Signals are preprocessed to capture the relevant physiological signals and to reduce unwanted signals or noise. (3) The algorithm separates one input data stream into two groups: mECG and a nonmaternal ECG. With the fECG, detailed information can be collected, including QRS waves, between different waves. (4) The acoustic signals are classified as either maternal or fetal, using the maternal QRS positions detected by the ECG processing algorithm as a reference. (5) MHR and FHR measurements are generated.

MUA Signal Detection and Processing

We have also developed a novel algorithm that enables non-invasive, reliable MUA monitoring based on maternal ECG and PCG signal processing via our wireless sensory band after they pass through the uterus. Since receiving FDA clearance for MUA, and its intended use, in conjunction with MHR and FHR, for NSTs, we are now able to perform remote at home and in-clinic self-administered NSTs during the INVU monitoring period for singleton pregnancies, which we believe enhances our ability to monitor LRPs and HRPs.

The maternal heartbeat creates strong biopotential and acoustic signals, which propagate through the body and are recorded by our wireless sensory band after they have passed through the uterus. When a contraction occurs, the medium through which the signals propagate changes, causing an amplitude modulation of both the biopotential and acoustic signals in a similar manner that correlates with the mechanical effect of the contraction.

Below is a diagram of the three stages of our MUA detection algorithm.

Cloud Computing and Software Applications

As our wireless sensory band is used, data is transmitted from a mobile device into our cloud computing-based backend application which performs the set of signal processing and analysis tasks needed to extract the clinically meaningful physiological measurements, such as FHR, MHR and MUA, from the raw data. We maintain an aggregate database that captures all raw data from our wireless sensory band from all the expectant mothers. We also maintain segregated databases for each expectant mother that we build for each obstetrician, group of obstetricians, academic institutions and others.

The algorithm also displays the data we are cleared to provide for visualization through one of two mobile applications that provide tailored information for each of the obstetrician and expectant mother. First, a software application for the expectant mother, which runs on her mobile device, displays the results, controls the wireless sensory band and is utilized as a bridge to send the raw data collected to the cloud-based servers for analysis. Second, a software application for the obstetrician, which runs as a web-based application, our INVU Pro application, on any computer with a standard internet browser, displays a digital dashboard reflecting all expectant mothers under their care.

As we develop our INVU platform in the future, we intend to apply data algorithms and other innovative digital tools to conduct AI-powered machine learning and computer-based predictive analytics. We believe collecting data from users on our INVU platform will provide us with significant knowledge that has not been previously captured, either in-office or remotely, about the different stages of pregnancy for both the unborn baby and expectant mother. We believe that the application of digital tools to the data gathered by our INVU platform will enable us to identify patterns and trends that are associated with certain risks and outcomes from which we believe we will be able to make highly useful and actionable predictive recommendations to expectant mothers and their obstetricians. We also intend to aggregate data across our user population to make targeted predictive recommendations to individual expectant mothers who have health profiles for which we have identified particular patterns and trends.

Clinical Studies

We have completed three clinical trials. In the first pivotal study, we clinically validated the ability to capture FHR and MHR through our wireless sensory band. Both measures were recorded simultaneously through our wireless sensory band and the current standard of care, CTG. This study successfully validated our FHR and MHR measurements as being comparable to CTG. The second study was performed to validate our ability to extract MUA. MUA was simultaneously recorded by an IUPC, TOCO and our wireless sensory band. The recorded data was then marked for contractions by three trained and board-certified maternal-fetal medicine doctors, or MFMs. Our MUA measurements were validated by direct comparison to IUPC and indirect comparison to TOCO in terms of the accuracy of capturing contractions by measuring positive agreement, or PA, and false positive, or FP, rate. The third clinical study was performed to evaluate the clinical utility of FHR recordings captured by our INVU platform in real world remote environments. Following a brief training session, expectant mothers recorded multiple sessions of FHR at home, after self-administering our wireless sensory band. The expectant mothers’ obstetrician then assessed the recorded data as clinically interpretable, or useful, or not. This study successfully validated the ability of our INVU platform to capture remote FHR data in real world conditions following self-administration by the expectant mothers.

A fourth clinical study to validate our ability to replace in-clinic NSTs with remote NSTs is ongoing. Similar to the previous study, following a brief training, expectant mothers perform prescribed NSTs at their home based on their clinical need. The expectant mothers’ obstetrician will then determine whether the NST test is clinically useful. If successful, this study will validate that NSTs may be performed at home without the need to go to the clinic. We expect the results of this study to be available by the second half of 2022.

MHR/FHR Study

In our first clinical study, we conducted a prospective, open-label, multicenter study to compare MHR and FHR monitoring data obtained and processed by our INVU platform to CTG, the current standard of care, commencing in February 2018. The study demonstrated that the FHR and MHR outputs wirelessly obtained and processed by our INVU platform were substantially equivalent to those obtained by CTG. The study was conducted at UPenn, Eastern Virginia Medical School, Hadassah Hospital and Heidelberg University Women’s Hospital.

MHR and FHR are important measures of the expectant mother and unborn baby’s health. Various factors can affect the expectant mother or baby’s HR. These include anxiety, obesity, position and other factors. MHR can also affect FHR. A high FHR could mean that the unborn baby is not getting enough oxygen or other problems. A low FHR is often associated with low birth weight and potential fetal development issues.

The MHR/FHR study evaluated concurrent use of our INVU platform and CTG in 147 pregnant women between the ages of 18 to 50 years, with singleton pregnancies of 32 or more weeks’ gestation. The mean maternal age of the women in the study was approximately 32 years, and the mean gestational age was approximately 38 weeks. The mean pre-pregnancy body mass was 26.2kg. Simultaneous recording sessions from our INVU platform and CTG lasted for 30 minutes or more. Women were excluded from the study if (i) they had a pre-pregnancy body mass index, or BMI, of 45 kg/m2 or more or 15 kg/m2 or less; (ii) were carrying more than one child; (iii) a fetal anomaly was present; or (iv) the expectant mother had uncontrolled maternal hypertension, an implanted electronic device such as a pacemaker or defibrillator, or a skin condition in the abdominal area, such as a wound or skin rash. All expectant mothers provided written informed consent to participate in the study. The study population used to validate the device and the inclusion of women with high BMI were strengths of the study. The study was limited in that our wireless sensory band was administered by research staff in a medical setting and not self-administered in the expectant mother’s home or other location. As discussed below, a human factors usability study separately tested the capabilities of expectant mothers to self-administer our wireless sensory band without the assistance of a medical professional. The study also enrolled only pregnant women without pathology before labor, which may not adequately represent complicated FHR patterns, such as those found in active, awake unborn babies and during the second stage of labor. Two participants who enrolled in the study were excluded from the analysis because of a technical failure during the procedure. Two expectant mothers who were screened for the study did not enroll, one of whom withdrew consent, and one of whom was pregnant with twins.

As part of the study, our wireless sensory band and an Avalon FM-30 Fetal Monitor CTG device from Philips Healthcare which utilized Doppler ultrasound technology, were placed on each expectant mother’s abdomen concurrently. MHR was also recorded by the CTG device’s pulse oximeter. Our wireless sensory band was placed on the expectant mother’s abdomen first, a validated signal was obtained, and then the CTG sensors were placed in between the two straps of our wireless sensory band. Signals were acquired and FHR and MHR were measured simultaneously using both instruments.

Data from our wireless sensory band were acquired, digitized and sent for analysis by an algorithm on cloud-based servers, as is typical with our INVU platform. The algorithm validates the data, preprocesses the data to remove noise, detects heartbeats independently from the electrical and acoustic data sources, and fuses the detected heartbeat arrays to calculate FHR and MHR.

The primary performance endpoint was our FHR limit of agreement, or LOA, within ±10 beats per minute, or bpm, of FHR measured with CTG. A co-primary performance endpoint was our MHR LOA within ±7 bpm of MHR measured with CTG. Safety was assessed by reports of adverse events, or AEs.

The study established that reliable FHR measurements can be obtained from a remote, wireless abdominal sensory band self-applied by a pregnant woman who can remain mobile during monitoring. The study also concluded that further work should investigate how remote perinatal monitoring could best address some of the recent challenges seen with prenatal care and maternal and fetal outcomes.

FHR measurements from our INVU platform and CTG were highly correlated (0.92; P <.0001). The mean bias (95% CI) between our INVU platform and CTG FHR measurements was -0.30 (-0.77, 0.18) bpm.

Our MHR measurements were also very similar to those of CTG. The measurements were highly significantly correlated (0.97; P <.0001). The mean bias (95% CI) between our INVU platform and CTG MHR measurements was 0.28 (0.24, 0.33) bpm. No AEs were reported during the study. The study demonstrated that the fusion of data from wireless, passive biopotential and acoustic sensors and the unique placement of the sensors enabled the measurement of FHR in a reliable manner. The LOAs for FHR measured by us were within ± 8 bpm of the CTG FHR, a clinically acceptable range to recognize common clinical phenomena including bradycardia, tachycardia, accelerations and decelerations. Most FHR clinical phenomena are defined as an increase or decrease of 15 bpm from baseline, which could be detected given a ±8 bpm LOA. Clinical practice guidelines state that moderate FHR variability, between five and 25 bpm, is considered normal. Baseline HR variability can range from 3-12 bpm as measured with standard CTG, and which increases with gestational age.

FHR calculations derived from CTG have previously been shown to have a high degree of inaccuracy when compared with those derived from fECG-based measurements. Given the known limitations of CTG, some variability quantified by the LOAs in the study may be due to error in CTG measurements and not our measurements. Doppler-based methods cannot provide true beat-by-beat HR calculations but, rather, an approximation. Fetal electrode-based methods can provide accurate timing of each beat, and compute the RR interval and derive a beat-by-beat HR accordingly. This reduced resolution of information available from Doppler-based methods may account for differences seen in indices and measures derived from FHR when recorded in the two different methods, potentially leading to misinterpretations and poor clinical decisions in the last minutes of labor. Obtaining true beat-by-beat HR is important when analyzing HR variability, as it may provide additional information on the well-being of the unborn baby. We use the fECG to calculate a true beat-by-beat FHR, which can provide an accurate measure of FHR variability, improving upon the indirect method of measuring FHR using CTG. The same phenomenon applies to MHR recording, which is usually monitored using photoplethysmography, or PPG. For example, HR variability indices derived from PPG differ from those recorded simultaneously from ECG.

Another limitation of traditional CTG-based FHR measurements relates to the impact of MHR artifacts. Although a noninvasive system to measure FHR will inherently capture maternal recordings, the large amplitude of the maternal signal ensures that it can be captured with sufficient signal-to-noise ratio to validate it and eliminate it from the raw signal. In contrast to strategies that rely on a single or a few biosensors to capture FHR and MHR signals, the use of data from multiple biosensors in our INVU platform detects signal ambiguity and allows the algorithm to remove the mECG from contaminating the fECG, which reduced the likelihood of errors in FHR calculation and interpretation.

MUA Study

In our second clinical trial, we examined amplitude-modulation of mECG and PCG as a novel method for wireless non-invasive uterine monitoring to support our submission of our INVU platform for MHR and FHR for clearance to the FDA. This study evaluated the capability of our INVU platform to detect MUA during labor in comparison to IUPC. In addition, we also performed a comparison between TOCO and IUPC. An abnormal number of uterine contractions could lead to pre-term birth or impaired oxygenation for the unborn baby.

The study was a prospective, comparative, open label, multicenter study commencing in March 2019. Study sites were UPenn and an academic medical institution located in the South Central United States. The study involved 120 laboring women, 40 in the training stage and 80 in the validation stage, with a gestational age greater than 32 weeks and a BMI less than 50kg/m2 who were simultaneously monitored in a healthcare facility for 30-60 minutes with IUPC and our INVU platform. 49 of the subjects were also monitored with TOCO. Three blinded assessors reviewed the MUA recordings obtained from our INVU platform, IUPC and TOCO and documented the presence of each contraction they identified. MUA as measured by IUPC served as the reference. PA was calculated as the percentage of IUPC contractions that were also detected on our INVU platform or TOCO tracings, within a window of +/− 30 seconds. FPs represented contractions noted with our INVU platform or TOCO, but not identified via the IUPC.

In a single case example, a 30-minute session was recorded from a 19 year old subject, with a BMI of 41.4 kg/m² and a gestational age of approximately 38 weeks. IUPC was recorded in parallel with TOCO and our INVU platform. While our INVU platform closely followed the IUPC recorded contractions, TOCO had multiple misses. TOCO did capture some of the contractions in a form of negative deflections which occur when a TOCO sensor is placed in the wrong location and instead of capturing a contraction evidenced by the outward push of the abdomen, it captures the movement in the opposite direction, which is a negative deflection. Negative deflections correlate with actual contractions, but are reflected differently.

The chart below depicts PA rates and FP rates per assessor for our INVU platform and TOCO in the training stage, in each case with IUPC. Dashed lines represent the average of three assessors. Error bars show the 95% CI. The PA rate is significantly higher for our INVU platform (P=0.002), while the FP rate for TOCO was not significantly different from our INVU platform (P=0.06).

The results were similar for the validation phase, depicted in B below. The PA rate is significantly higher for our INVU platform (P<0.0001), while the FP rate for TOCO was significantly lower than our INVU platform (P<0.0001). The results indicate that MUA monitoring via our INVU platform proved to be accurate and more precise than TOCO, however, it also demonstrated a higher rate of FP compared to TOCO. The PA and FP rates for our INVU platform remained stable across BMI groups. However, the PA rate of TOCO was significantly lower in the obese group compared to the normal group (P=0.02).

PA and FP Analysis

____________

Normal: BMI<25 kg/m², Overweight: 25<=BMI<30 kg/m², Obese: BMI>=30 kg/m²

A separate automatic contraction identification algorithm was used to mark the onset, peak and offset of contractions. Our INVU platform detected significantly more contractions than IUPC detected. Our MUA measurements capture modulation in signals, caused by changes in the physical medium through which the signals propagate. Some of these changes cause structural changes in the uterus, and thus a modulation in the INVU signal, but do not necessarily lead to a contraction caught by the IUPC. Similar results were reported with recordings of electrohysterogram, or EHG, which captured certain electrical activity, or EMG activity, in the uterus that was not observed in IUPC. This excessive activity may be local electrical activity patterns, that do not amount to a full contraction and are therefore not detected by the IUPC which is pressure-dependent. Additionally, 85% of our FPs were one minute or less away from a true positive contraction. This proximity to a true positive indicates that our FPs are most likely sub-threshold activity of the uterus not captured by IUPC.

MUA monitoring via our INVU platform demonstrated a high sensitivity compared to IUPC, which exceeds that of the current standard of care. Unlike TOCO, the sensitivity of our INVU platform is not affected by maternal obesity. The high rate of FPs with our INVU platform may reflect the unique physiologic information captured within our INVU platform. This novel method for MUA detection via our INVU platform expands its remote pregnancy monitoring capabilities to include surveillance such as NSTs, which would be of great benefit to women and obstetricians seeking remote solutions for HRP care. Such a study is in process with UPenn.

Remote Monitoring — Self Administration

In our third clinical study, we conducted a prospective, open-label, proof of concept study with Axia and Henry Ford Health System, or HFHS, evaluating the data utility and usability of our INVU platform on pregnant subjects during virtual care prenatal visits of heart tones and blood pressure. The study commenced in April 2020 and was completed in September 2020. The study demonstrated that pregnant women can successfully use a fully remote, wireless, FHR monitoring platform to collect routine data for prenatal care.

The study evaluated pregnant women with singleton gestation of 20 or more weeks of pregnancy between the ages of 18 and 50. Ultimately, 17 women were to be evaluated by HFHS and Axia, 13 of which completed the study.

The primary objective of this research was to assess the remote clinical utility of the data output retrieved from our INVU platform. The primary performance endpoint was to evaluate if the data collected was deemed acceptable for clinical utility by clinical personnel.

The subjects underwent continuous recording of FHR and MHR for up to ten minutes per session for five days using our wireless sensory band. In addition, blood pressure was recorded using a separate third-party blood pressure monitor. All data was self-collected by each expectant mother in her home through our mobile application. The data was assessed offline by clinical personnel. No AEs were reported.

In summary, the overall percent of acceptable FHR measurements was 97.85%, which was significantly higher than the acceptance criterion of 90%. The overall percent of acceptable blood pressure measurements was 100.0%, which was significantly higher than the acceptance criterion of 90%. The study met its prespecified goals and was deemed successful. The study demonstrated that pregnant women can successfully use a fully remote, wireless, FHR monitoring platform to collect routine data for prenatal care.

We also conducted a study with FDA-recognized Human Factor facilities, Medstar Health National Center for Human Factors and CORE Human Factors, Inc. related to the ability of participants to utilize our INVU platform in remote settings. A first study, which took place in November 2018, examined the ability of the participants to self-administer our wireless sensory band by using our user manual and associated instruction materials. In the first study, 15 eligible users who had been pregnant for 32 weeks or more, in most respects, successfully self-administered placement of our wireless sensory band and utilization of our INVU platform in a remote setting. The users did not have any assistance. The results of this study established that the design implementation and instructive materials for our INVU platform facilitated safe remote use and self-administration. Overall, participants completed four out of five testing scenarios without performing any critical, safety-related errors. We implemented a number of design modifications based on study recommendations to address concerns.

We subsequently conducted additional studies with the assistance of Core Human Factors, Inc., a consulting company which has helped numerous companies navigate human factors submissions to the FDA, particularly medical devices. One study, held in December 2019 with 16 participants, was a supplemental study related to the ability of participants to utilize our INVU platform in remote settings without encountering safety-critical errors. The study was conducted following FDA feedback and was designed to assess newly implemented mitigations to performance failures/use errors observed in the 2018 study. The performance failures/use errors observed in the 2018 study were assigned severity levels. Tasks with a severity score of three or above were considered critical, meaning there was a possibility of recoverable injury to the patient and/or user that may require medical treatment, or possibility of sub-optimal care or significant delay in patient treatment. The two critical tasks observed related to general warnings and cautions, including: (1) use of the sensory band on an open wound or infected skin and (2) use of the sensory band if allergic to the material of the sensory band. Because these errors did not involve a labeling-related root cause, it was determined that no additional mitigations were necessary. Mitigations were implemented, however, in response to the following non-critical tasks observed: (1) cover the biopotential sensors with sensor caps, (2) do not leave the sensory band plugged in and charging for more than four hours, (3) do not wear the sensory band while charging, and (4) use only the provided power cord for charging. In response, the first time use video was updated to include instructions about charging and additional stickers/warnings were added in places participants expected to find them and included more specific language. We concluded that this December 2019 study demonstrated that the design of labeling and instructional materials provided multiple mitigation strategies to prevent the occurrence of these errors to a reasonable extent. The mitigations were found to be effective. The results of these studies established that the design implementation and instructive materials for our INVU platform facilitated safe remote use and self-administration, as determined by the FDA clearance.

Ongoing Studies

We are conducting a single-site study at UPenn that is split into two phases. The primary objective of this research is to evaluate the data utility and usability of our INVU platform on women during virtual fetal surveillance of FHR, MHR and blood pressure. The first phase commenced in October 2020 and is currently ongoing, and has enrolled three subjects with singleton gestation of 32 or more weeks of pregnancy between the ages of 18 and 50. We recorded eight remote monitoring sessions using our INVU platform. Six of the seven sessions have been determined to be clinically interpretable. We recently submitted the amended protocol to the Institutional Review Board, or IRB, for the second phase which will use the same inclusion criteria as the first phase. Once approved, the primary objective of this research will be to evaluate the data utility and usability of our INVU platform during virtual fetal surveillance of a remote NST session, consisting of FHR, MHR, MUA and blood pressure readings. We expect to receive the results of the second phase within eight to ten months. Both phases have a secondary objective of evaluating the utility of our INVU platform for a lay user.

Collaborative Studies with Our Strategic Partners

We have a number of strategic relationships and are seeking to develop additional relationships in each of the three categories described below. Our current strategic partners pay fees to us in all instances or leverage grants, such as the medical institution located in the Pacific United States and the University of Utah. Moving forward, however, we will be partially funding our studies with UPenn once we have finalized an updated contract with them.

Implementers

Implementers are provider partners with an installed base of clinicians that understand how to prescribe and use our INVU platform for the expectant mothers under their care. In addition to our current implementers Axia and a medical institution located in the Pacific United States, we are in discussions to work with other obstetrician-physician practice management groups with scale, size and value contracting ability and regional healthcare systems with affiliate health plans.

•        Axia Women’s Health. We are running a pilot program with Axia, as part of a three phase program pursuant to a master agreement we entered into with Axia in December 2020. The first phase, which is in progress, involves a study of provider and expectant mother satisfaction utilizing our PNV services and is expected to involve up to 100 expectant mothers. The second phase will be an evaluation of other INVU platform capabilities, in compliance with any regulatory clearance, and provider and expectant mother satisfaction utilizing these services and is expected to involve up to 500 expectant mothers. Both the first phase and the second phase are also measuring and will measure compliance, provider efficiency, health outcomes and COVID-19 exposure. Transition milestones for each next phase are centered around the provider and expectant mothers’ satisfaction. These phases are planned to be completed within the first year of the study. The third phase is planned to significantly grow the population of expectant mothers being tested through the next four years of the agreement up to 80% to 100% of Axia’s pregnancy care population, or between 2,000 to 2,500 new expectant mothers per month.

•        Pacific medical institution. We and a medical institution located in the Pacific United States are currently running a pilot study which commenced in February 2021 to study transition of delivery of care to a remote setting through remote PNVs and remote NSTs, and the ability to obtain long-term shared savings, primarily through reducing transportation costs pursuant to a binding letter agreement we entered into with such institution in November 2020. The study will enroll patients with increased frequency over time with a mutual aim to enroll 50 patients. The study is evaluating reduction of transportation, acceptance by the expectant mother and the provider, reduced operational inefficiencies and costs using our INVU platform, reduced COVID-19 exposure and whether our INVU platform results in a parity of outcomes to the standard of care for pregnancy monitoring that the medical institution has been using. These metrics will be jointly monitored by the medical institution and us. We also entered into a non-binding letter of intent with the Pacific medical institution in February 2021 covering the possible clinical implementation of INVU, including both remote PNVs and remote NSTs, which did not include material terms to any potential relationship between us and such institution, and there is no guarantee that we will agree to terms or definitive documentation with the Pacific medical institution on the topics covered by such non-binding letter of intent.

Validators

Validators are academic medical institutions that have experience building robust clinical evidence based on our already developed INVU platform to create new care pathways backed by key opinion leaders. Our initial validators are UPenn and an academic medical institution located in the South Central United States.

•        University of Pennsylvania. We are pursuing three areas of potential collaboration with UPenn pursuant to a non-binding letter of intent signed in June 2019: (i) implementation of our INVU platform within UPenn by shifting portions of pregnancy care delivery out of the clinic and into the home, beginning with pilot studies of LRPs and HRPs with the goal of establishing that our INVU platform improves compliance, satisfaction and experience of expectant mothers while reducing burden, improves outcomes and keeps the physician income whole, (ii) business modeling of the economic effect and viability within the UPenn system with the goal of creating a win-win financial model for UPenn, the payer and expectant mothers and identifying outcome variables that will support the value proposition of the shift of the delivery of care and (iii) research to explore our INVU platform’s potential in improving prenatal care and value-based care, identify new biomarkers utilizing the biopotential and acoustic signals captured by our INVU platform and validate various aspects of our INVU platform. UPenn has already run two clinical trials for comparative endpoints for MHR, FHR and MUA and is in the midst of an NST operational viability trial seeking to validate our MUA and NST capabilities for home use. See “— Clinical Studies — MHR/FHR Study” and “—MUA Study.” UPenn has also received approval for a National Institutes of Health, or NIH, grant to seek to reduce healthcare outcomes due to racial disparity by leveraging our INVU platform beginning in 2022. The non-binding letter of intent with UPenn does not include material terms to any potential relationship between us and UPenn and there is no guarantee that we will agree to terms or definitive documentation with UPenn on the topics covered by such non-binding letter of intent.

•        South Central academic medical institution. We are pursuing a long-term collaboration with an academic medical institution located in the South Central United States pursuant to a non-binding letter of intent signed in February 2020, which includes implementation of our INVU platform and its adoption of our INVU platform within its standard of care protocols, with the first step being a pilot study which is currently in progress. Pursuant to the pilot study which commenced in February 2021 with its first enrollee, the academic medical institution is working with us to test product usability, outcome improvements, reimbursement structure and payment mechanisms. One of the specific use cases to be addressed through the pilot study is monitoring expectant mothers with borderline HRPs. These expectant mothers, who are all from rural areas, stay in a facility which is equipped with our INVU platform and they are required to self-report any issues they experience. In addition to any self-reports, staff also perform daily fetal viability spot checks with our wireless sensory band, as well as blood pressure readings through the application. Metrics of success may include reduced bed occupancy, reduced overall cost of care and improved patient and provider satisfaction. This study is expected to be completed by the end of 2021. The academic medical institution also participated with UPenn in the completed study comparing MUA to IUPC. The non-binding letter of intent did not include material terms to any potential relationship between us and the South Central academic medical institution, and there is no guarantee that we will agree to terms or definitive documentation with such institution on the topics covered by such non-binding letter of intent.

Pioneers

Pioneers are research experts, mainly academic centers, with specific domain expertise that have the goal of advancing pregnancy care and have the ability to analyze our rich and robust data signals to help determine predictive markers through such data. While the University of Utah and Hadasit are currently our only pioneers, we believe we have strong relationships with other potential pioneers with whom we are in discussions with to develop other predictive markers for such indications as diabetes, preeclampsia and mood disorders, for example.

•        University of Utah. The University of Utah has used and is using our technology to test whether or not certain HR measurements during a pregnancy are indicative of mood disorder and whether mood disorder can be predicted by appropriate pregnancy monitoring pursuant to a data transfer and use agreement we and the University of Utah entered into in February 2021. Initial results have shown a correlation between HR variability and mood disorder in pregnant women. The ongoing study will seek to understand how prenatal maternal distress is related to children’s health outcomes. Supported by a NIMH grant, the study, titled the Baby Affect and Behavior, or BABY Study, plans to analyze MHR and FHR variability as measured by our INVU platform across more than 200 women in their third trimester of pregnancy in relation to emotion dysregulation, which can occur when an individual is under stress or struggles to regulate her emotional responses to support effective behavior. Study participants span the full range of emotion dysregulation and are being studied for a total of 18 months (pre- and post-birth). Full results are expected in 2023.

•        Hadassah/Hadasit. We are working with Hadassah Medical Organization, or Hadassah, and Hadasit to commence a future study to develop and validate AI-based predictive capabilities of our INVU platform pursuant to a data transfer and revenue sharing agreement among us, Hadassah, and Hadasit, dated September 24, 2019. The study is expected to utilize Hadasit’s extensive pregnancy care database. The data we analyze in this study is divided into two categories, physiological data and clinical data. The physiological data is the digitalized data from the CTG monitors that were collected in the hospital. The clinical data represents all the measurements (e.g., BMI, previous history, etc.) and tests (e.g., blood pressure, glucose, etc.) that were performed during the pregnancy, as well as all outcome-related measures, such as pH, Apgar score, gestational week of birth and NICU-related measurements, among others. By utilizing this database, we intend to develop machine-learning based predictive models. We also intend to prove that our AI application can support additional clinical decisions during pregnancy and after delivery. We are working on our first AI-based model that would utilize this data to predict pH and FHR classification. pH is the most predictive measure of fetal distress and fetal well-being. FHR classification prediction can help to reduce the workload on physicians. We will assess how far back in the pregnancy we can predict pH and FHR classification. We expect to have our first proof of concept in 2022. We plan to work on C-section prediction as a later goal, which is more difficult given its dependency on many abrupt events outside of our current domain and, in the future, we plan to explore other areas of prediction.

Strategic Relationships

Our most prominent strategic relationships are identified below.

Implementers

•        Axia Women’s Health. Axia is one of the largest obstetrician private practice group of physicians focused on women’s health and in recent years accounted for approximately 30,000 births annually. Axia is a leading proponent of value-based care and implemented telehealth services upon the advent of COVID-19 within weeks, rather than the six to nine months Axia planned in the beginning of 2020. The practice base is rapidly expanding from the Northeast into the Midwest. As discussed above, we entered into an enterprise level agreement with Axia in December 2020, which is our first enterprise level contract. Our current monitoring capabilities cleared by the FDA for MHR and FHR, and MUA, and its intended use, in conjunction with MHR and FHR, for NSTs, allow us to fully provide the services required by the Axia contract. The agreement calls for pilot programs, the first of which is in progress, and a phased deployment of our INVU platform in the Axia system. The first phase involves a study of provider and expectant mother satisfaction utilizing our PNV services and is expected to involve up to 100 expectant mothers who will each be monitored for a fixed fee. The next phase will be an analysis of other INVU platform capabilities, in compliance with any regulatory clearance, and provider and expectant mother satisfaction utilizing these services and is expected to involve up to 500 expectant mothers who will each be monitored for a fixed fee. During this phase, we and Axia will seek to: (i) identify new protocol identifications and (ii) explore alternative business models. The third phase is planned to significantly grow the population of expectant mothers being tested through the next four years of the agreement up to 80% to 100% of Axia’s pregnancy care population, or between 2,000 to 2,500 new expectant mothers per month. If Axia meets milestone key performance indicators, or KPIs, during and for an entire particular milestone period, it will be entitled to exclusivity in the states where it has at least 30 providers as part of its network as of January 1 of the year following such period during the term of the agreement. The KPI for year one is completion of the first two phases. For future periods, starting with the first and second six-month intervals of year two and each of the three years thereafter, the KPIs relate specifically to any potential exclusive area and for exclusivity to continue for any specific potential exclusive area, require increasing percentages of expectant mothers in each such potential exclusive area being prescribed our INVU platform throughout such period. The specific milestones are subject to renegotiation by Axia. Exclusivity does not extend to academic medical centers, certain unified health centers, smaller physician groups and hospitals or other providers where Axia-affiliated physicians have been granted privileges. We also agreed with Axia to explore and adopt a mutually acceptable framework for our engagement of Axia as a sales agent.

The agreement provides that as long as we are not in breach of the agreement, we and Axia acknowledge and agree that during the term of the agreement, we will be the sole source supplier to Axia of digital health technological solutions for remote patient monitoring of Axia’s pregnancy-centric patients throughout episodes of care which involve the use of devices that capture and process all of the following in an integrated manner — fetal heart rate, maternal heart rate and uterine activity (and if mutually agreed in writing following completion of the first phase described above, maternal blood pressure). We will also have a right of first offer to integrate within our INVU platform additional peripheral devices, tools and features sought by Axia beyond the functionality available via our INVU platform before Axia shall procure such peripherals through other third party suppliers. Pursuant to the agreement, we shall maintain product liability insurance coverage during the term of the agreement.

The agreement continues in perpetuity unless otherwise terminated in accordance with its terms. The agreement may be terminated at the end of the second phase if certain milestones are not met. In the third phase, either party may terminate following the effective start date of this phase on 60 days’ written notice and Axia may terminate at any time during the third phase upon 90 days’ written notice provided that it reimburses us for certain costs. Either party may terminate for cause.

The agreement calls for the commercial payers that work with Axia to be involved in each phase to ensure validation behind the reimbursement rates, as well as to incentivize broader utilization for value-based care contracting opportunities. We plan to work with Axia to establish payer/provider partnerships through payer pilots with the intent to develop new data-based care protocols supported by payer-relevant evidence, including as to cost savings.

•        Babyscripts. On September 22, 2021, we entered into a non-binding memorandum of understanding with Babyscripts, a leading virtual care platform for managing obstetrics, to offer non-stress tests by INVU, within Babyscripts’ commercial ecosystem, which includes approximately 200,000 unique pregnancies across 30 states. The non-binding memorandum of understanding contemplates that we and Babyscripts will agree to the terms of one or more initial pilot programs within 60 days and, upon success of such pilot programs, endeavor to negotiate a long-term value-added reseller agreement. Babyscripts Virtual Maternity Care solution allows providers to deliver risk-specific care to expectant mothers at any time, in any place. Babyscripts Virtual Maternity Care solution includes a digital education layer with daily gestational-age and practice-specific, customizable content extending through one year postpartum, delivering content to the patient via a mobile app. Through connected or manual medical devices and risk assessments, Babyscripts also enables remote monitoring and management of pregnant patients dependent on mental health or blood pressure-related risk (including low-risk, chronic hypertension, gestational hypertension, and postpartum hypertension). By integrating our INVU technology into Babyscripts Virtual Maternity Care platform, we expect Babyscripts’ capabilities will extend to provide a more comprehensive remote pregnancy care platform that builds on Babyscripts existing solution for (i) patient education/engagement, (ii) remote monitoring tools, and (iii) improved care analytics to inform better outcomes.

•        Pacific medical institution. A medical institution located in the Pacific United States supports the clinical, academic and research activities of the faculty of its affiliated University and covers one-third of the population of the state where it is located. In recent years, the medical institution providers cared for over one-third of the births of the state, with a disproportionate amount of HRPs and the highest concentration of MFMs in the state. We entered into a binding letter agreement with the medical institution in November 2020 to leverage a governmental grant awarded to it to effectuate an offering that creates immediate impact for remote maternal health in the face of COVID-19. We are currently running a pilot study with the medical institution that began in February 2021 with its first enrollee, and we are paid a fee for each of the up to 50 expectant mothers that participates in the study. If the pilot metrics are satisfied and/or exceeded, the medical institution will undertake best efforts to present the findings of the pilot study to a value analysis committee, and the medical institution will have the right to carry out a full commercial launch of our INVU platform within its network, so long as the parties execute a commercial agreement. However, if the pilot metrics are not satisfied by the expiration of the pilot study, we and the medical institution will have the right to: (i) implement the broader expansive commercial launch despite not satisfying the pilot metrics, or (ii) terminate any further collaborations associated with our INVU platform. The agreement provides that its broader objectives are to grow an installed base of support for a lasting collaboration and the eventual enterprise-wide adoption of our INVU platform and unlocking joint value creation by generating and sharing cost-savings data with payers. The transition to the broader expansion will be based on a number of metrics as set forth in the agreement, including without limitation, the reduction in transportation instances for patients, that will be extrapolated for payers, including Medicaid, to determine saved sharing opportunities by reducing flights and airlifts. In that regard, we entered into a non-binding letter of intent with the medical institution in February 2021 that references the pilot study and broader expansion to include both remote PNVs and NSTs in accordance with our labelled use for antepartum use for the time period allowed, for a specified fee per expectant mother monitored and an intent toward enterprise-wide adoption and payers’ involvement to ensure reimbursement under existing CPT codes and to negotiate saved sharing agreements. If the pilot study is successful, we intend to negotiate a payer-involved enterprise agreement with the medical institution that leverages both PNV and NST utility and provides more specifics as to the second study.

Additionally, the binding letter agreement provides that we will (1) repair or replace any defective components within our INVU platform, (2) maintain insurance coverage during the term of the agreement and (3) provide customer/technical support for all of the medical institution’s patients and personnel during virtual clinic hours. Unless terminated by either party in accordance with its terms, the binding letter agreement will continue until the sooner to occur of: (i) the parties’ dual execution of an agreement outlining the more expansive commercial launch of our INVU platform within the medical institution’s network as discussed above, or (ii) either party’s termination of any collaborations associated with our INVU platform if any of the pilot metrics provided for in the agreement are not satisfied by the expiration of the pilot study.

Validators

•        University of Pennsylvania. We have established a pivotal relationship with UPenn which has been a key academic partner since our inception. We entered into a non-binding letter of intent with UPenn in June 2019. The letter of intent highlights three areas of potential collaboration as discussed above. UPenn has also partnered with us on several publications. We believe that we will have a continuing relationship with the university for clinical studies and other matters and hope to work with UPenn to validate the most important aspects of our INVU platform through implementation of our INVU platform, business modeling and new research.

•        South Central academic medical institution. We entered into a non-binding letter of intent with an academic medical institution located in the South Central United States. The letter of intent relates to a long-term collaboration which includes implementation of our INVU platform with the academic medical institution and its adoption of our INVU platform within its standard of care protocols with the first step being the pilot study referenced above, which is currently in progress.

Pioneers

•        University of Utah. The University of Utah has partnered with us on a study to better understand how prenatal maternal distress is related to children’s health outcomes. We have full access to the data which may be used only in conjunction with the study. The understandings related to this study were memorialized in a data transfer and use agreement entered into in February 2021, after the study commenced.

Pursuant to the data transfer and use agreement, the University of Utah will share with us data it obtains from 384 women with a wide range of emotion dysregulation during their third trimester, by conducting physiological assessments of mood and stress in the home, conducting newborn neurobehavioral exams at birth, and following up with mothers and infants postpartum at seven and 18 months.

This agreement terminates in February 2024, unless otherwise terminated in accordance with its terms. Either party may terminate the agreement without penalty, subject to certain conditions set forth in the agreement.

•        Hadassah/Hadasit. Hadasit, a leading research institution in pregnancy care globally, has agreed to give us access to anonymous maternal, fetal and neonatal records, including CTG recordings pursuant to a data transfer and revenue sharing agreement entered into in September 2019. We have recently received the first dataset and believe we will have a continuing relationship with Hadasit. We intend to create products based on software algorithms that we may develop in whole or in part from the data received from Hadassah or Hadasit.

We or Hadasit may terminate the data transfer and revenue sharing agreement without penalty, subject to certain conditions set forth in such agreement, and unless the agreement is terminated, Hadasit will continue to transfer qualified data to us each year. We have the option under this agreement to expand the volume of data for up to five one-year extensions. In addition to certain fees and expenses, we are obligated by this agreement to pay Hadasit an amount equivalent to 2% of the revenue derived from the products developed with the data received from Hadasit for the first seven years following first commercialization of such products.

Research and Development

As of September 30, 2021, our research and development, or R&D, team consisted of 33 people, 20 of whom are located in Israel and 13 of whom are located in Ukraine, conducting research and product development activities. We focus on developing our key technology and innovations in-house where we benefit from the expertise of our highly qualified R&D team, which allows us to ensure that the key technologies and innovations used in our INVU platform reflect our core values and mission. Since inception, our R&D team has been working on developing and improving all aspects of data collection on our INVU platform and have optimized the device design, performance and usability for its current uses, including over the course of several clinical studies. Our R&D team is also focused on continuing to enhance our hardware and software, validating other measurements, such as mECG and fECG, among others, and developing and improving all aspects of data management, including data gathering, data harmonization and AI-based and other data analysis.

Our R&D team also assists as needed in clinical or other studies being performed by others using our technology or in conjunction with us. For example, we provide deep analytics for the mood disorder study being run by the University of Utah. In addition, most of our relationships with obstetrician networks and other strategic relationships that we have established or are establishing provide for scaling up in stages and usually involve pilot programs which our R&D team advises, assists or is involved with.

Manufacturing and Supply

To date, we have manufactured our products and product candidates in-house. As we begin commercializing our products, we do not have the capacity to manufacture sufficient quantities in-house for commercialization. In 2019, we began a hybrid production process, involving both in-house and sub-contractors. Earlier this year, we were able to fully outsource our manufacturing operation for our first production batch and we plan to do so for all future production batches, which will allow us to engage in high volume manufacturing as needed. Pursuant to our manufacturing plan, our printed circuit boards, or PCBs, will be manufactured in China and Israel and fabricated in China, acoustic sensors will be sourced from Japan, reusable ECG sensors will be sourced from China and accessories will be sourced from Israel and the United States. The products will then be shipped to Israel where they are assembled into a complete sensory band. While there is risk involved in relying on a single major supplier for certain distinguishing production elements, our wireless sensory band’s off-the-shelf components are provided by suppliers according to their availability and lead time of supply. Accessories will be added in the United States and the product is packaged and ready for delivery to the expectant mother. We will also establish a material center where sensory bands will be prepared for reuse after thorough cleaning, quality control testing, fixing and refurbishing, which involves replacement of some sensors. We believe that, on average, a sensory band should be viable for monitoring approximately 12 expectant mothers over a two-year period before needing to be replaced.

We entered into a Framework Product Design and Production Agreement on October 18, 2015 with Orange S.r.l., an Italian company, and Starry Limited, a Hong Kong company, for our manufacturing needs. More recently, on August 8, 2018, we entered into a partnership with Flextronics Medical Sales and Marketing, Ltd., of Israel, to further support our manufacturing needs. Flextronics is a global manufacturer with specific medical device expertise. Flextronics purchases most of the sensory belt components, tests them, performs the PCB assembly, executes final assembly of the device and ships it to the United States. We are also sourcing some of the components in our 2021 production batches directly from third parties based on availability. Starry handles FAB assembly in China. We also entered into a Master Services Agreement with SEKO Worldwide, LLC on February 12, 2021 for our warehousing and other needs, which will continue for an initial term of two years and thereafter on a month-to-month basis. SEKO provides global solutions for medical device logistics, specializing in transportation, logistics, forwarding and warehousing. SEKO’s warehouse that we are planning to utilize is located in Pittsburgh, Pennsylvania. SEKO receives the devices from Flextronics and stocks them until fulfillment to expectant mothers. Final packing is made in accordance with the provider’s prescription for the expectant mother. The wireless sensory bands are sent back to SEKO at the end of the monitoring period.

As we have recently begun commercialization, and started to fully outsource our manufacturing operation, we do not have significant experience with all of our manufacturing and supply partners, although we have worked with Starry and Flextronics during our study phase. See “Risk Factors—Risks Related to Our Business and Our INVU Platform — Various factors outside our direct control, including those related to our dependence on third-party manufacturers and suppliers, may negatively impact our manufacture and supply of our INVU platform, which could harm our business, financial condition, and results of operations.” However, we believe that we are taking the proper steps to develop our manufacturing operation. As we develop our manufacturing process, we will review opportunities to enhance our manufacturing efficiency and effectiveness and to build in some redundancy, which we do not currently have.

Our manufacturing process and our manufacturing partners’ manufacturing processes and facilities are designed to comply with the FDA’s Quality Systems Requirements and enable us to market our product. Each of these facilities operates in conformance with a variety of International Organization for Standardization, or ISO, certifications.

Sales and Marketing

We have an experienced management team with medical technology, women’s health, medical or healthcare, data science, marketing, financial, consumer products, clinical, regulatory, manufacturing, human resources and commercial expertise. We also intend to develop a U.S. team, consisting primarily of sales and marketing employees and a service staff, as well as employees with operational and medical expertise, to carry out our sales and marketing plans in the United States under the guidance of our experienced management team. To achieve this goal, we intend to devote considerable resources to commercializing our INVU platform initially in the United States, before we expand our sales and marketing efforts globally. We also intend to start marketing in Europe shortly after receiving a CE mark, which we intend to file for in 2022. We believe that our INVU platform is capable of becoming a global solution and we ultimately intend to become a global leader in remote pregnancy monitoring.

We are at the initial stages of commercializing our INVU platform. As of now, our sales and marketing team consists of our VP, Strategic Business and Marketing and Communications Manager, who have significant experience in sales and marketing for large medical product companies and our business development team in Israel under the guidance of our Chief Innovation Officer. We intend to shift the center of gravity to the United States for U.S. sales and marketing as indicated below. We are attempting to synchronize the buildup of our sales and marketing team with the availability of our hardware to meet demand. Current marketing efforts include attending scientific conferences, leveraging our Scientific Advisory Board’s network, limited press releases and public relations, information on our website, social media postings and targeted outreach, currently primarily to specific providers. We plan to develop our team gradually as needed. At this stage, we intend to focus initially on sales and marketing in the United States directed at healthcare systems that we believe will be most effective at implementing our technology into clinical practice, with weighted emphasis on systems that are stronger in value contracting with payers. Our initial approach is for implementers such as obstetrician-physician practice management groups and traditional healthcare systems that see a high volume of HRPs, have affiliate health plans or strength in value-based care. We are also targeting validators, or some of the most prestigious academic medical university systems, to work with us to validate specific use cases that demonstrate the highest impact of improved health outcomes and reduced cost of care. We currently have one enterprise contract and several other contracts to run pilot programs, two of which are paid for through grants, and we have been engaging in discussions with a number of other systems and groups, although there is no assurance that these will develop into contracts. Additionally, we will continue our current marketing activities with a view to increase consumer awareness. We believe that increasing consumer interest could have a positive impact on provider acceptance.

Over the longer term, we aim to demonstrate through our work with these types of systems and the data we gather that we improve the quality of care and reduce costs. We intend to demonstrate this most convincingly through clinical trials, which we are developing together with our validators, which we believe, if successful, will make our implementers more comfortable to implement and integrate our new care pathways. We will also correspondingly track the results our implementers obtain in expectant mother and obstetrician satisfaction, compliance, cost and outcomes to establish that we improve the quality of care and reduce costs. Once we can provide impact evidence of improved outcomes and reduced hospitalization and other costs, we believe that this will positively affect the ability of our provider partners to incentivize payers such as insurers and self-insured employers to enter into value contracts with them and to become partners, and will incentivize the payers to encourage their obstetrician networks and expectant mothers to utilize our services. Payers have a vested interest in keeping their insured or employees healthy and reducing costs. Finally, we intend to add data partners and to work with them, our obstetricians and payers to gather rich and robust data anytime and anywhere through an AI-enabled platform, obtain useful content, develop, expand and improve our databases and, ultimately identify phenomena and develop screening and predictive models, as well as population health strategies. We believe that the data we obtain and the abilities we currently have and are developing with respect to such data will make us an important player in the maternal and fetal health and pregnancy management world. The thrust of our commercial effort will be business to business, but we intend to also focus on increasing consumer awareness.

Reimbursement and Payment

We currently expect to receive payment directly from providers, including obstetricians, hospitals and other healthcare facilities that perform pregnancy tests for our INVU platform and services and we do not directly bill any third-party payers. Rather, care providers will bill the applicable CPT code against the procedures run on our INVU platform. For example, some will only be billed once the pregnancy is over (e.g., PNV) and others will be billed for each use (e.g., NSTs). Their payers will then reimburse the care provider for the procedure. We are considering different types of payment plans, but initially we are utilizing introductory rates to help build a provider base. Our payment terms may vary from customer to customer. In the United States, providers receive payment for care of mothers from third-party payers, including private insurers and government insurance programs. We intend for the providers, which are expected to be primarily obstetrician-physician practice management groups initially, to become implementation partners that use our INVU platform for procedures that are recognized under existing care protocols and therefore existing reimbursement structures.

The baseline metrics for protocols for the standard of care and our offering model were validated by a leading health consulting agency in 2018. The baseline reimbursement rates for relevant codes were validated by Navigant, another leading health consulting agency in 2018. Presently, reimbursement for provider services, including the cost of our services, during a measurement period may be made under global codes to the provider under a prospective payment system that bundles services into groups for the purposes of payment using a number of factors, including, among other things, the principal diagnosis, major tests and procedures, status of the treatment, maternal age and complicating secondary diagnosis. Classifications are used in both acute and chronic care settings and employed by both private insurers and government payers. Under global codes, rather than paying the provider for what it spent caring for an expectant mother and unborn baby, payers pay a fixed amount based on the classification. Reimbursement may also be made under procedural codes, which are billed every time a procedure occurs, such as NSTs.

Simultaneously with initial commercialization, we are working with leading academic institutions to validate some of the benefits of our INVU platform, which we believe to include improved health outcomes and lower costs. As clinical evidence from the volume of expectant mothers being monitored with our INVU platform develops enough to demonstrate improved health outcomes, reduced cost of care and significant volume, we plan, together with our provider partners, to negotiate value contracts with payers. We believe that our provider partners utilizing today’s model can leverage their own real-world data, combined with clinical evidence, to support more ambitious applications of our INVU platform towards improving health outcomes and reducing cost of care, as well as to negotiate value contracts with payers seeking the advanced utility of our INVU platform. From this data and evidence, we hope to be able to substantiate the specific average savings a payer can expect when our INVU platform is used in certain types of pregnancies. We then intend to partner with provider groups that are capable of working with and managing the pregnancy journey or certain portions thereof with our INVU platform to be more cost-effective to approach payers and to negotiate value contracts with incentivized terms to deliver more cost-effective obstetric monitoring and management. Value contracts may take many forms, including without limitation, shared savings or per member per month, although there is no certainty as to how these contracts will be negotiated or the form that they will take. We believe that under this later payment model we would negotiate to receive a portion of the earnings of the providers from value contracts.

Privacy/Data Security

Numerous state, federal and foreign laws and regulations govern the collection, dissemination, use, processing access to, confidentiality and security of critical or sensitive personal information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, federal and state consumer protection laws and regulations (for example, HIPAA, or Section 5 of the Federal Trade Commission Act), which governs the collection, use, disclosure, and protection of personal information could apply to the data we collect from users (i.e., expectant mothers) of our INVU platform, as well as the providers who access such data. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information, known as protected health information or PHI, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. State laws may be more stringent, broader in scope or offer greater individual rights with respect to PHI than HIPAA, and state laws may differ from each other, which may complicate compliance efforts. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the U.S. Department of Health and Human Service, or HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations, as well as significant reputational harm, if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

European Union, or EU, member states, Switzerland and other countries have also adopted data protection laws and regulations that impose significant compliance obligations for companies collecting and/or processing personal data of EU residents. For instance, the collection and use of personal health data in the EEA/UK is governed by the provisions of the General Data Protection Regulation, or GDPR, and the GDPR as transposed into the laws of the UK, or UK GDPR. The GDPR became effective on May 25, 2018 and imposes strict obligations and restrictions on the ability to process, collect, analyze, and transfer personal data. In particular, these obligations and restrictions concern the consent of the individuals (i.e., the data subjects) to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EEA, security breach notifications, security and confidentiality of the personal data, and the imposition of substantial potential fines for breaches of the data protection obligations. Data protection authorities from the different EU member states may interpret the GDPR and national laws differently and impose additional requirements, which add to the complexity of processing personal data in the EU. In addition, the United Kingdom having left the EU may also lead to further legislative and regulatory changes if the United Kingdom decides to deviate from the GDPR as currently transposed into domestic law. It remains unclear how the United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the EU will be regulated. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. See “Risk Factors—Risks Related to Our Business and Our INVU Platform — Our collection, use, storage, disclosure, transfer and other processing of personal information, could give rise to significant costs, liabilities and other risks, including as a result of investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about our privacy and data protection practices, which may harm our business, financial conditions, results of operations and prospects.”

We have invested significant resources in building a compliance-centric platform that is designed to comply with HIPAA and the GDPR/UK GDPR with strong privacy and data security protocols, including the bifurcation of our system architecture between user customer relationship management, or CRM data and diagnostic data, all under the day-to-day auspices of our chief privacy and security officer. Among other important steps undertaken by us, we have (i) deployed rigorous encryption for both data at rest and data in transit, (ii) established a comprehensive privacy and data security training program for all employees, (iii) established an EU-cloud instance for the processing of personal data from EU-based users and configured its platform in such a way that data can be geo-fenced for compliance purposes and (iv) adopted a thorough collection of global data privacy and information security policies, and we are continually monitoring the security and stability of our computing environments and systems.

Competition

Overview

The pregnancy monitoring and management industry is highly competitive. Traditionally, most of this activity has taken place at an obstetrician’s office, in a hospital or at another healthcare facility. Since their inception, Doppler ultrasound, for monitoring FHR, and TOCO, for monitoring MUA, have dominated as the standards of care for pregnancy monitoring, and each has its own limitations. The Doppler ultrasound cannot be used frequently and continuously under medical guidelines as it is an active technology sending signals into the womb and only provides high-level shallow data. TOCO has proven to be highly inaccurate, with a failure rate of approximately 35%. These tools are commonly combined as a CTG, which delivers both HR and MUA readings in one session. CTG monitoring in most cases requires the expectant mother to be in a clinical setting and physically linked to the transducer with cables and wires. Though acting as the current standard of care, it usually requires an expert to administer and produces limited insights into fetal and maternal wellbeing. While many healthcare facilities and obstetricians also have access to electronic fetal monitoring, or EFM, devices that utilize ECG technology and are more accurate than CTG, depending on the device, these devices are FDA-cleared for use from the 36th week of pregnancy through the intrapartum period. EFM devices are rarely used for pregnancy monitoring in such facilities due to the limitations of these devices, the cost associated with their operation and the need for more advanced technicians. Today, the standard of care is still Doppler ultrasound. We are not aware of any other monitoring device or biopotential fetal monitoring technology that utilizes PCG to monitor HR, although stethoscopes, mainly digital, high-fidelity stethoscopes, that operate based on acoustic signals are used in rare instances by obstetricians for routine tests in developed countries. We have the only device or platform that has been cleared by the FDA for monitoring during the INVU monitoring period that utilizes advanced data modalities, such as ECG and PCG.

In recent years and especially since the outset of COVID-19, remote monitoring has become significantly more important, with COVID-19 making it necessary in many situations. Most of the solutions have faced difficulties for various reasons, including ease of use, inability to take multiple measurements, inability to measure as accurately as in a healthcare facility and others. As a result, we compete with both the traditional brick and mortar pregnancy monitoring and management systems, many of which are owned or used by our initial target customer base, providers and several remote monitoring systems.

Currently, the competitive landscape is divided into two distinct directions. First, to capture reliable, accurate, sophisticated, rich and robust data, and second, in line with the movement to distributed care, to distribute access of care via remote use and, in some cases, through a self-administered technology. While some technologies address the data quality issue and some address the distributed care issue, we believe that our INVU platform is the only system that tackles both at once by ensuring a comfortable shift of care to a remote setting while providing the highest-fidelity digital data available through its digital signal processing for obstetric care today. We intend to leverage our distributed care data, along with other data we obtain, to develop sufficient rich and robust data to enhance the results of our analysis of data.

We believe that our advanced technology gives us strong advantages as we compete against other companies and systems and we intend to compete on that basis. We believe the principal competitive factors in our market are and will include (i) product safety; (ii) expectant mother and obstetrician experience; (iii) strength of clinical evidence; (iv) economic benefits and cost savings, including reducing the need for hospitalization or medical facilities, neonatal intensive care, certain procedures and other costs; (v) ease-of-use; (vi) reliability and accuracy; (vii) acceptance by treating obstetricians and healthcare providers; (viii) effective marketing to and education of expectant mothers, obstetricians, healthcare providers, hospitals and ultimately payers; (ix) intellectual property protection; and (x) quality and granularity of data collected and the ability to utilize such data, including the ability to predict certain conditions such as preeclampsia, diabetes, pre-term birth, mood disorders and cardiovascular anomalies, and to develop personalized care protocols and population health strategies.

In addition, we believe our technology is more advanced than existing technologies in many cases. Our INVU platform is a holistic pregnancy care solution with two integrated components, hardware and software. The hardware component comprises a proprietary, wireless sensory band with multi-modality technology, which captures detailed and granular signals that we believe enables our INVU platform, after analysis of the signals, to provide more useful data relative to other remote and in-office monitoring devices. Our wireless sensory band transmits signals from any location to the software component, a dynamic cloud computing environment that processes and analyzes data and, ultimately, transmits personalized reports on key maternal and fetal health metrics to the expectant mother and her obstetrician through digital visualization tools.

We believe our INVU platform is the only platform that (i) utilizes multimodality technology in one instrument to monitor pregnancy, (ii) utilizes ECG and PCG for remote monitoring, (iii) can monitor continuously, passively and remotely in accordance with obstetrician-prescribed protocol when the expectant mother is wearing our wireless sensory band, (iv) provides substantially equivalent results to CTG, which is the existing standard of care for pregnancy care monitoring and offers NSTs passively, remotely and through self-administration during the INVU monitoring period, (v) delivers high resolution and personalized medical-grade data to the obstetrician and the expectant mother and (vi) has the potential to aggregate data and apply innovative digital tools to make targeted predictive recommendations, as well as enable population health strategies.

Healthcare Facility Monitoring and Competition

Technology maintained at healthcare facilities include a number of monitoring devices that strive to provide rich and robust data during the intrapartum stage. Primary competitors in the healthcare facility setting include Monica Healthcare, now part of General Electric, Nemo Healthcare and Philips Avalon CL. These systems mostly operate on biopotential signals (although not necessarily ECG or PCG) that provide better quality data, including more accurate and reliable HR data, than Doppler ultrasound, and are more ambulatory in nature than most other existing technology utilized in a healthcare facility. As mentioned above, there are no competitors that utilize PCG to monitor HR, however competitors such as Nemo Healthcare and Monica Healthcare utilize ECG. None of these competitors are able to collect ECG and PCG biopotential signals simultaneously. All three measure each of MHR, FHR and MUA. Some use EHG to measure MUA, instead of TOCO. However, this method, which is a secondary analysis of uterine activity, causes the outputs to appear much different than the current standard of care, which has led to low adoption rates. All have received regulatory approval. However, these must generally be used in a healthcare facility, are only cleared by the FDA for use during the intrapartum period and must be administered by a medical professional. Often more senior medical professionals are required. As a result, these devices are not easily used across the pregnancy journey. However, Nemo is currently working on developing its technology so it could be utilized remotely.

The Philips Avalon CL wireless Doppler/TOCO-based technology and fetal monitoring solution also has certain advantages, such as no sensory band, being wireless and a claim that it is able to measure the HR of triplets. It was designed specifically to create a more ambulatory intrapartum experience and does not currently enable home care, and, to our knowledge, Philips is not seeking to enable home care. It does reduce the constant repositioning and adjustment of the expectant mother by the obstetrician. At least two of the three devices require expensive patches for each use.

Remote Systems and Competition

Devices that move in the other direction, seeking to provide distributed care, generally work remotely and are not based on the provision of rich and robust data. Technologies that are “on label” as being remote-use devices, are usually miniaturized CTGs that are repackaged for home use. As these technologies were originally designed and intended to be applied and administered by a medical professional, modification to lay person use is very difficult. For example, a portable Doppler still requires readjustment on the expectant mother’s belly in the event that the unborn baby moves during a monitoring session. These technologies generally cannot gather information from the entire pregnancy or data such as beat by beat HR, or the same quality of contraction measurements and are unable to make similar analyses from the data as we plan to do. Primary competitors in the remote setting include Sense4Baby, Pregnabit, Heramed and Babyscripts. Bloom also plans to compete in this area, and to our knowledge, it has a product in development and is seeking regulatory clearance.

Some technologies, such as Sense4Baby, incorporate both transducers of the CTG, including TOCO. TOCO is also highly sensitive to placement, and, as indicated above, has a high error rate. Sense4Baby may be the only device currently cleared by the FDA to offer NSTs, but because of the methodology of measurement, is complicated to use. Pregnabit is similar to Sense4Baby but is much smaller. Heramed’s HeraBeat, which is a sleek, handheld Doppler ultrasound transducer often must be handheld for periods of relatively long duration. In addition, HeraBeat can only measure an average FHR and MHR by Doppler technology in short sessions, but has no-label indication for self-administered NSTs. Bloom, although not currently active, may be able to offer NSTs remotely, but, to our knowledge, is not currently cleared to do so. In order to accomplish this, Bloom is taking the opposite approach by gathering data from third party sources, as opposed to distributed data, and using such data to develop algorithms which will enable it to analyze data obtained from expectant mothers and unborn babies remotely.

Babyscripts is a doctor-delivered digital health tool that is designed to educate the expectant mother outside the four walls of the provider. It also claims to provide digital monitoring by connecting doctors with expectant mothers through an application and to connect expectant mothers with each other. Babyscripts does not monitor HR or MUA or have any insights at all into physiological measures of the expectant mother or unborn baby.

The Future

We intend to seek clearance to extend our INVU monitoring period as well as report other measurements. If we obtain additional clearances to report other measurements that our INVU platform is able to capture, compute and visualize, we will be able to provide and market additional pregnancy health metrics to participants in the pregnancy care management process, including expectant mothers and obstetricians. We intend to utilize the data we collect, combined with external guidelines, to establish cloud-based decision support systems. We intend to develop decision support tools to analyze the data we collect to develop and execute new personalized care protocols and population health strategies which we believe will enhance our value-based care model. We also intend to apply data algorithms and other innovative digital tools to conduct AI-powered machine learning computer analyses to identify patterns and trends based on the data and to develop predictive models to ultimately enable population health strategies.

Competitive Risks

Many of our competitors are large, well-capitalized companies with significantly greater market share, name recognition and resources than we have. They are able to spend more on product development, marketing, sales and other product initiatives than we can and have greater name recognition. These competitors may also have established relationships with obstetricians and healthcare providers at our targeted health systems and hospitals and may have existing product approvals from hospital value analysis committees at our targeted customers. In addition to competing for market share, we will also compete against these companies for personnel, including qualified sales and other personnel that are necessary to grow our business. As other companies develop new intellectual property in our market, there is the possibility of a competitor acquiring patents or other rights that may limit our ability to update our technologies and products which may impact demand for our products. See “Risk Factors — Risks Related to Our Business and Our INVU Platform — Our industry is highly competitive and is subject to technological change, which may result in new products or solutions that are superior to our INVU platform or other future products we may bring to market from time to time. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our technology may become less useful or obsolete and our operating results will suffer.”

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain patent and other proprietary protection for our commercially important technology, inventions and know-how, including the systems and methods that constitute our INVU maternal/fetal monitoring platform; to defend and enforce our patents; to operate without infringing, misappropriating or violating the proprietary rights of others; and to prevent others from infringing, misappropriating or violating our proprietary rights. We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. We also rely on know-how and continuing technological innovation to develop and maintain our competitive position. Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have filed or may license or file in the future, and we cannot be sure that any patents we own or license or patents that may be licensed or granted to us in the future will not be challenged, invalidated, or circumvented or that such patents will be commercially useful in protecting our test kits and technology. For more information regarding the risks related to our intellectual property, please see “Risk Factors — Risks Related to Our Intellectual Property.”

As of September 30, 2021, our innovative technology is protected by an extensive global patent portfolio consisting of 11 issued U.S. utility patents, 10 pending U.S. utility patent applications, 26 issued foreign utility patents, 12 pending foreign utility patent applications, and two PCT patent applications. Our patent portfolio also includes three issued U.S. design patents and seven issued foreign design patents. Our patents cover various aspects of our INVU maternal/fetal monitoring platform:

ECG-Based Fetal Heart Rate Detection (Computer- Implemented Process)	PCG-Based Fetal Heart Rate Detection (Computer- Implemented Process)	ECG-PCG Heart Rate Fusion (Computer- Implemented Process)	ECG-Based Uterine Activity Detection (Computer- Implemented Process)	PCG-Based Uterine Activity Detection (Computer- Implemented Process)	Belt Design (First Generation) (Design Patent)	Big Data (Computer- Implemented Process)
Granted Utility Patents	Granted Utility Patents	Granted Utility Patents	Granted Utility Patent	Pending Utility Patent Applications	Granted Design Patents	Pending Provisional Utility Patent Application
United States (2)	United States (2)	United States (2)	United States	United States	United States	United States
Australia	Australia	Australia	Pending Utility Patent Applications	International (PCT)	China
Canada	Canada	Canada	United States		European Union	Assessing Amniotic Fluid Volume (Computer- Implemented Process)
China Europe	China	China	Australia	ECG-PCG Uterine Activity Fusion (Computer- Implemented Process)	United Kingdom	Pending Provisional Utility Patent Application
South Korea	Europe (validated in Germany)	Europe (validated in Denmark, France, Germany,	Canada	Pending Utility Patent Applications	South Korea	United States
Allowed Utility Patent Application	South Korea	Netherlands, Norway, Sweden,	China	United States (2)
Europe	Pending Utility Patent Applications	Switzerland, United Kingdom)	Europe	International (PCT)	Belt Design (Second Generation) (Design Patent)	Musical Maternity Belt (System, Apparatus, Related Method, and Design Patent)
Pending Utility Patent Application	United States	Israel	India		Granted Design Patents	Granted Utility Patent
United States	China	Japan	Israel	Self-Adjusting Belt (Device and Method)	United States	United States
	Europe	South Korea	Japan	Granted Utility Patent	China	Granted Design Patent
		Pending Utility Patent Applications		United States	European Union	United States
Dry Electrode (Device)	Acoustic Sensor (Device)	United States		Pending Utility Patent Applications	United Kingdom
Granted Utility Patent	Granted Utility Patent	India		United States
United States	United States			China Europe

The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country. Our issued U.S. and foreign patents are anticipated to naturally expire between 2035 and 2039, and our U.S. pending patent applications and pending PCT applications, if issued into patents, are anticipated to naturally expire between 2035 and 2041, excluding any additional patent term adjustment(s) or extension(s), and assuming payment of all applicable maintenance or annuity fees. Once a patent expires, patent protection ends and an invention enters the public domain allowing anyone to commercially exploit the invention without infringing the patent. Our issued U.S. design patents are anticipated to naturally expire between 2032 and 2035. Our European Community Design Registrations are anticipated to naturally expire between 2041 and 2042. Our issued foreign design patents are anticipated to naturally expire between 2026 and 2042. We plan to continuously explore reasonable opportunities to expand our patent portfolio.

Patents may not be issued from any of our pending applications and our issued patents may not be of sufficient scope or strength to provide meaningful protection for our technology. Notwithstanding the scope of the patent protection available to us, a competitor could develop methods or devices that are not covered by our patents or circumvent these patents. Furthermore, numerous U.S. and foreign-issued patents and patent applications owned by third parties exist in the fields in which our maternal/fetal monitoring platform competes. Because patent applications can take many years to publish, there may be applications unknown to us, which may result in issued patents that our existing or future products or technologies may be alleged to infringe.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. We may need to engage in litigation to enforce patents issued to us, to protect our trade secrets or know-how, to defend against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Such litigation could be costly and could divert our attention from other functions and responsibilities. Furthermore, even if our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. Adverse determinations in litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing, selling or using the product determined to be infringing, any of which could harm our business. See “Risk Factors—Risks Related to Our Intellectual Property” for additional information regarding these and other risks related to our intellectual property portfolio.

We also rely upon trademarks to build and maintain the integrity of our brand. As of September 30, 2021, we owned five registered U.S. trademarks and two pending U.S. trademark applications. We also have six trademarks which are registered or granted or for which we have pending trademark applications in the European Union, the United Kingdom, China, Israel and the World Intellectual Property Organization. Further, we own eight registered trademarks in Israel. One of the trademarks also has pending applications in Canada, India and Japan. The trademarks and trademark applications generally relate to the Company name, INVU and the INVU logo, as well as previous names used in connection with our INVU platform. We also rely, in part, on unpatented trade secrets, know-how, continuing technological innovation, and confidential information, to develop and maintain our competitive position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. However, such proprietary rights are difficult to protect. We seek to protect our proprietary rights through a variety of methods, including confidentiality and assignment agreements with suppliers, employees, consultants and others who may have access to our proprietary information. However, these agreements may not provide meaningful protection. These agreements may be breached, and we may not have an adequate remedy for any such breach. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have implemented measures to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors, or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our INVU platform or to obtain or use information that we regard as proprietary. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. For more information regarding the risks related to our intellectual property, please see “Risk Factors — Risks Related to Our Intellectual Property.”

Government Regulation

U.S. Food and Drug Administration

We are subject to extensive and ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act of 1938, as amended, and its implementing regulations, or collectively, the FDCA, as well as other federal and state regulatory bodies in the United States. These laws and regulations govern, among other things, product design and development, pre-clinical and clinical testing, manufacturing, packaging, labeling, storage, record keeping and reporting, clearance and approval, marketing, distribution, promotion, import and export, and post-marketing surveillance.

Unless an exemption applies, each new or significantly modified medical device for distribution in the United States will require either a premarket notification to the FDA requesting permission for distribution under section 510(k) of the FDCA or approval from the FDA under the premarket approval, or PMA, process, or grant of a de novo request for classification. Each of the 510(k) premarket notification, de novo and the PMA process can be resource intensive, expensive, and lengthy, as well as require payment of significant user fees, unless an exemption is available.

Device Classification

The FDCA classifies medical devices into one of three classes — Class I, Class II, or Class III — depending on the level of control necessary to assure the safety and effectiveness of the device.

Class I includes devices with the lowest safety risk to the user and are those for which safety and effectiveness can be reasonably assured by adherence to a set of FDA regulations, referred to as the General Controls for Medical Devices, or general controls, which require compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse events, and product problems, and truthful and non-misleading labeling and, in some cases, marketing materials. Although most Class I devices are exempt from the premarket notification process, some Class I or low risk devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are those that are subject to general controls and special controls, such as performance standards, post-market surveillance, patient registries, development and dissemination of guidance documents, and recommendations from the FDA. Most Class II devices require premarket clearance by the FDA through the 510(k) premarket notification process described below. Some Class II devices, however, are exempt from the premarket notification process.

Class III devices are devices that require a PMA. Class III devices include devices that are novel and not substantially equivalent to a predicate device, as well as those devices that pose the greatest risk to safety such as life-supporting or life-sustaining devices and implantable devices. Because the safety and effectiveness of Class III devices cannot be assured by general controls and special controls, these devices must undergo the PMA process, which is generally more costly and time-consuming than the 510(k) premarket notification process. A PMA application typically includes, but is not limited to, extensive technical information, non-clinical laboratory studies, labeling, and financial disclosure information for the clinical investigators in the device studies. Additionally, the PMA application must provide valid clinical evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

The Investigational Device Exemption Process

In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval with the FDA require an investigational device exemption, or IDE, application. An IDE allows the device to be used in a clinical trial to collect safety and effectiveness data. Clinical studies are most frequently conducted to support a PMA. Only a small percentage of 510(k) premarket notifications require clinical data to support the application. All clinical evaluations of medical devices, unless exempt, must have an approved IDE from the FDA before the study is initiated.

If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to submit an IDE application to the FDA, which must be approved prior to commencing clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, purported or represented to be used in supporting or sustaining human life; is for a use that is substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health; or otherwise presents a potential for serious risk to a subject.

An IDE application requires certain data for support, such as animal and laboratory testing results that show the device is safe for human clinical trials. Generally, clinical trials for a device begins once the FDA approves the IDE application, and an institutional review board, or IRB, approves the clinical trial’s protocol and informed consent for trial subjects. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study.

If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval. Submission of an IDE application does not assure that human clinical trials will be allowed to commence. Furthermore, the FDA’s approval of an IDE application does not bind the FDA to accept the results of a clinical trial as sufficient proof of the device’s safety and effectiveness.

If the device is considered a “nonsignificant risk” device, IDE submission to FDA is not required. Instead, only approval from the IRB overseeing the investigation at each clinical trial site is required. Abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent from subjects, and labeling and record-keeping requirements also apply to non-significant risk device studies.

All clinical trials also must be conducted in accordance with the FDA’s IDE regulations governing investigational device labeling, prohibition of promotion, record keeping, and reporting and monitoring responsibilities of the clinical trials’ sponsors and investigators. Clinical trials must further comply with the FDA’s good clinical practice regulations for IRB approval, informed consent and other human subject protections. If a human clinical trial receives any funding or support, such as a grant or cooperative research and development agreement, then the clinical trial must also comply with the HHS Office for Human Research Protections regulations for the protection of human subjects in research, including the Common Rule.

If a clinical trial is commenced, its results may be unfavorable or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient by the FDA to grant marketing approval or clearance. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support a clearance or approval for numerous reasons, including, but not limited to, the following:

•        The FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•        Patients do not enroll in clinical trials at the rate expected;

•        Patients do not comply with trial protocols;

•        Patient follow-up is not at the rate expected;

•        Patients experience adverse events;

•        Patients die during a clinical trial, even though their death may not be related to the products that are part of the trial;

•        Device malfunctions occur with unexpected frequency or potential adverse consequences;

•        Side effects or device malfunctions of similar products already in the market that change the FDA’s view toward approval of new or similar clearances or approvals or result in the imposition of new requirements or testing;

•        IRBs and third-party clinical investigators may delay or reject the trial protocol;

•        Third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, investigator agreement, investigational plan, good clinical practices, the IDE regulations or other FDA or IRB requirements;

•        Third-party investigators are disqualified by the FDA;

•        We or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans, or otherwise fail to comply with IDE regulations governing responsibilities, records and reports of sponsors of clinical investigations;

•        Third-party clinical investigators have significant financial interests related to us or our study such that the FDA deems the study results unreliable, or we or third-party clinical investigators fail to disclose such interests;

•        Regulatory inspections of our clinical trials or manufacturing facilities may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

•        There are changes in government regulations or administrative actions;

•        The interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; or

•        The FDA concludes that our trial design is unreliable or inadequate to demonstrate safety and effectiveness.

The 510(k) Premarket Notification Pathway

Currently, our products are categorized as Class II devices and subject to the premarket notification requirements under section 510(k) of the FDCA. A 510(k) premarket notification submission requires the submitter to demonstrate that the submitter’s device is “substantially equivalent” to a legally marketed device, which is known as a “predicate device.” A predicate device may include a device that was legally marketed prior to May 28, 1976 (a pre-amendment device), a device that has been reclassified from Class III to Class II or Class I or a device that was found substantially equivalent through the 510(k) process. A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (1) the same technological characteristics or (2) different technological characteristics but the information provided in the 510(k) submission demonstrates that the device does not raise new questions of safety and effectiveness and is at least as safe and effective as the predicate device. A showing of substantial equivalence may in some instances require clinical data. Once the 510(k) submission is accepted for review, the FDA has 90 calendar days to review and issue a determination. However, the FDA review often takes longer. Upon review, the FDA may require additional information, including clinical data.

Before the FDA will accept a 510(k) submission for substantive review, the FDA will first assess whether the submission satisfies the minimum threshold of acceptability. If the FDA determines that the 510(k) submission is incomplete, the FDA will issue a “Refuse to Accept” letter that generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. A submitter must present the requested information within 180 days before the FDA will proceed with additional review.

Once the FDA determines that the device is substantially equivalent to a predicate device currently on the market, it will send a letter finding substantial equivalency allowing the commercial marketing of the device. If the FDA determines that the device is not substantially equivalent to a predicate device, then the submitter may resubmit another 510(k) with new data, request a Class I or II designation through the FDA’s de novo classification process, file a reclassification petition or submit a PMA application. In the event the FDA determines that the information provided in a 510(k) submission is insufficient to demonstrate substantial equivalence to a predicate device, the FDA generally informs the submitter of the specific information needed for the FDA to make a determination on substantial equivalence. The submitter may then provide the requested information within the time allotted by the FDA or in a new 510(k) submission.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) premarket notification submission or, depending on the modification, PMA approval. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance. Minor modifications may be submitted to the FDA through a “letter to file” in which the manufacturer documents the rationale for the change and an explanation that a new 510(k) premarket notification submission is not required. The FDA, however, may review such letters to file to evaluate the regulatory status of the modified product at any time and may subsequently require the manufacturer to cease marketing and recall the modified device until the manufacturer submits a new 510(k) premarket notification or obtains a PMA. The FDA may also impose significant regulatory fines or penalties.

Over the years, the FDA has proposed reforms to the 510(k) premarket notification and future proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) premarket notification process for their products. For example, in November 2018, FDA officials announced forthcoming steps that would modernize the 510(k) premarket notification process. Among other proposals, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) premarket notification process toward the use of newer predicate devices, to potentially sunset certain older devices that were used as predicate devices and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than ten years old. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. More recently, in September 2019, the FDA published revised final guidance to describe an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway, by demonstrating that such device meets objective safety and performance criteria established by the FDA, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA maintains a list of device types appropriate for the “safety and performance based pathway” and has continued to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods for such devices where feasible.

De Novo Classification

If the FDA has not previously classified a medical device as Class I, II or III, then the medical device is automatically classified as Class III regardless of the level of risk it poses. A manufacturer whose novel device is automatically classified as Class III may request classification of its medical device as Class I or Class II through the de novo process on the basis that the device presents low to moderate risk, rather than requiring the submission and approval of a PMA application. A medical device may be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent, or a manufacturer may request de novo classification directly without first submitting a 510(k) premarket notification. The FDA must classify the device within 120 calendar days following receipt of the de novo classification application, although in practice, the FDA’s review may take significantly longer. During the pendency of the FDA’s review, the FDA may issue an additional information letter, which places the de novo classification request on hold and stops the review clock pending receipt of the requested additional information from the manufacturer. In the event the de novo classification requestor does not provide the requested information within 180 calendar days, the FDA will consider the de novo request to be withdrawn. If the manufacturer seeks reclassification as Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the de novo classification request if it identifies a legally marketed predicate device that would be appropriate for a 510(k) premarket notification or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed. In the event the FDA determines the data and information submitted demonstrate that general controls or general and special controls are adequate to provide reasonable assurance of safety and effectiveness, the FDA will grant the de novo classification request and classify the device as either Class I or Class II. Upon device classification, the FDA authorizes the device to be marketed and allows the device to serve as a predicate device for future 510(k) premarket notifications.

The PMA Process

Although our products are Class II devices and require premarket notification under section 510(k) of the FDCA, we may in the future be required to undergo the PMA process for one or more products. This process begins with the submission of a PMA application to the FDA. Upon receipt of a PMA application, the FDA will determine whether the application is suitable for filing by reviewing the application for the information required by the PMA regulations and FDA PMA filing policy. If the application does not meet a minimum threshold of acceptability, then the FDA will refuse to file the PMA application. In that event, the FDA will advise the applicant of the information to be provided, or steps needed to be taken, to make the application fileable.

Within 45 days of receipt of a PMA application, the FDA will notify the applicant whether the application has been filed. If filed, the FDA will send the applicant a letter and begin its substantive review. The date the FDA accepted a PMA application for filing is the date the PMA is considered filed. Thereafter, the FDA has 180 days to substantively review the PMA application. However, the FDA can extend the 180-day period to last a significantly longer period of time.

During the substantive review, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting responses. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information or a major deficiency letter within 180 days. Additionally, the FDA may refer the PMA to an outside panel of experts, or an advisory committee, for review and recommendation. If referred to an advisory committee, then the committee will hold a public meeting to review the PMA. Thereafter, the advisory committee will issue a final report containing its recommendation on the PMA. The FDA has the discretion to accept or reject the advisory committee’s recommendation, as well as ask for more information from the applicant.

Prior to approval, the FDA may inspect the clinical trial sites, as well as inspections of the manufacturing facility and processes. The FDA can delay, limit or deny approval of a PMA application for many reasons, such as the following:

•        The device may not be shown safe or effective to the FDA’s satisfaction;

•        The data from pre-clinical studies or clinical trials may be found unreliable or insufficient to support approval;

•        The manufacturing process or facilities may not meet applicable requirements; and

•        Changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or a letter that contains a number of conditions of approval. Upon fulfilling the conditions of approval, the FDA will issue a letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. Additionally, the FDA may determine that additional tests or clinical trials are needed, in which case the PMA may be delayed for a period of time while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

The FDA will require new PMA applications or supplements for modifications that affect the safety and effectiveness of the device that has been approved through the PMA process, including changes to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

As a condition of approving a PMA application, the FDA may require a post-approval study, or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also require post-market surveillance for certain devices cleared under a 510(k) premarket notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use.

Post-Market Regulation

After the FDA has cleared or approved a device for marketing, numerous and pervasive regulatory requirements continue to apply. These include the following:

•        Establishment registration and device listing with the FDA;

•        QSR requirements, which require manufacturers and contract manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•        Labeling regulations and FDA prohibitions against the promotion of investigational products, or “off-label” uses of cleared or approved products;

•        Requirements related to promotional activities;

•        Clearance or approval of product modifications to devices marketed under a 510(k) premarket notification, de novo classification or PMA approval that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

•        Medical device reporting requirements, which require that a manufacturer report to the FDA if a marketed device may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar marketed device would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•        Correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections, product removals, or recalls if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•        The FDA’s recall authority, whereby it can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•        Post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, promotional activities for FDA-regulated products have been the subject of enforcement actions brought under healthcare reimbursement laws and consumer protection statutes. Competitors and others can also initiate litigation relating to advertising claims under the federal Lanham Act and similar state laws. In general, if the FDA determines that our promotional materials, which may include our product training, constitutes promotion of an unapproved or uncleared use, then it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved or uncleared use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

The manufacturing process for medical devices is governed by the FDA’s QSR, which covers the methods, facilities and controls for the design, manufacture, testing, production, quality assurance, labeling, packaging, distribution, installation, and servicing of finished medical devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, design history file, device history records, complaint files and adverse incident files. As a manufacturer, we are subject to periodic scheduled and unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products, which would harm our business. The discovery of previously unknown problems with any of our devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•        Untitled letters, warning letters, fines, injunctions, consent decrees, and civil penalties;

•        Unanticipated expenditures to address or defend such actions;

•        Customer notifications for repair, replacement or refunds;

•        Recall, withdrawal, administrative detention or seizure of our devices;

•        Operating restrictions or partial suspension or total shutdown of production;

•        Refusal of or delay in granting any of our submissions for 510(k) premarket notification or requests for PMA approval of new devices or modified devices;

•        Operating restrictions, partial suspension or total shutdown of production;

•        Withdrawing 510(k) premarket notification or PMA approvals that are already granted;

•        Refusal to grant export approval for our devices; or

•        Criminal prosecution.

Emergency Use Authorization

In emergency situations, such as a nationally declared public health emergency, the FDA has the authority to allow unapproved medical products or unapproved uses of cleared or approved medical products to be used in an emergency to diagnose, treat or prevent serious or life-threatening diseases or conditions caused by chemical, biological, radiological or nuclear warfare threat agents when there are no adequate, approved and available alternatives.

Under this authority, the FDA may issue an emergency use authorization, or EUA, for an unapproved device if the following four statutory criteria have been met: (1) a serious or life-threatening condition exists; (2) evidence of effectiveness of the device exists; (3) a risk-benefit analysis shows that the benefits of the product outweigh the risks; and (4) no other alternatives exist for diagnosing, preventing or treating the disease or condition. Evidence of effectiveness includes medical devices that “may be effective” to prevent, diagnose or treat the disease or condition identified in a declaration of emergency issued by the Secretary of HHS. The “may be effective” standard for EUAs requires a lower level of evidence than the “effectiveness” standard that FDA uses for product clearances or approvals in non-emergency situations. The FDA assesses the potential effectiveness of a possible EUA product on a case-by-case basis using a risk-benefit analysis. In determining whether the known and potential benefits of the product outweigh the known and potential risks, the FDA examines the totality of the scientific evidence to make an overall risk-benefit determination. Such evidence, which could arise from a variety of sources, may include (but is not limited to) results of domestic and foreign clinical trials, in vivo efficacy data from animal models and in vitro data, as well as the quality and quantity of the available evidence.

Once granted, an EUA will remain in effect until the earlier of (1) the determination by the Secretary of HHS that the public health emergency has ceased or (2) a change in the approval status of the product such that the authorized use(s) of the product are no longer unapproved. After the EUA is no longer valid, the product is no longer considered to be legally marketed and one of the FDA’s nonemergency premarket pathways would be necessary to resume or continue distribution of the subject product.

The FDA also may revise or revoke an EUA if the circumstances justifying its issuance no longer exist, the criteria for its issuance are no longer met or other circumstances make a revision or revocation appropriate to protect the public health or safety.

On January 31, 2020, the Secretary of HHS issued a declaration of a public health emergency related to COVID-19. On February 4, 2020, HHS determined that COVID-19 represents a public health emergency that has a significant potential to affect national security or the health and security of U.S. citizens living abroad and, subsequently, declared on March 24, 2020, that circumstances exist to justify the authorization of emergency use of medical devices, including alternative products used as medical devices, during the COVID-19 pandemic, subject to the terms of any authorization as issued by the FDA. The public health emergency related to COVID-19 has been extended several times, including most recently on October 15, 2021. The FDA may in the future issue an EUA regarding any of our products pursuant to a public health emergency. In such event, any of our products may be authorized for temporary emergency use.

European Union

The European Union regulates medical devices pursuant to the European Union Regulation 2017/745, or MDR, which sets forth the basic regulatory framework for medical devices in the European Union. Conformity with the MDR is represented by the CE Mark, which is obtained by meeting minimum standards of performance, safety and quality, and then, according to a device’s classification, compliance with one or more of a selection of conformity assessment routes. When a European Union member state issues a CE Mark, then the device can be sold throughout the entire European Union without further conformance tests. The CE Mark is contingent upon continued compliance with the applicable regulations and quality system requirements.

Federal and State Privacy and Security Laws

HIPAA requires us to comply with standards for the exchange of health information within our Company and with third parties, such as payers, business associates and patients. These include standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures; unique identifiers for providers, employers, health plans and individuals; and security, privacy, breach notification and enforcement. Under HIPAA, a “covered entity” includes healthcare providers, healthcare clearing houses and health plans, and a “business associate” is a person or entity, other than a member of the workforce of a covered entity, who performs functions or activities on behalf of, or provides certain services to, a covered entity that involve access by the business associate to protected health information. We are business associates under HIPAA.

HIPAA transaction regulations establish form, format and data content requirements for most electronic healthcare transactions, such as healthcare claims that are submitted electronically. The HIPAA privacy regulations establish comprehensive requirements relating to the use and disclosure of PHI. The HIPAA security regulations establish minimum standards for the protection of PHI that is stored or transmitted electronically. The HIPAA breach notification regulations establish the applicable requirements for notifying individuals, HHS, and the media in the event of a data breach affecting PHI. Violations of the privacy, security and breach notification regulations are punishable by civil and criminal penalties.

The American Recovery and Economic Reinvestment Act of 2009, or ARRA, increased the amount of civil monetary penalties that can be imposed for violations of HIPAA, and the amounts are updated annually for inflation. The current penalties for HIPAA violations can range from $119 to $1.785 million per violation, with a maximum fine of $1.785 million for identical violations during a calendar year. ARRA also authorized state attorneys general to bring civil enforcement actions under HIPAA, and attorneys general are actively engaged in enforcement. These penalties could be in addition to other penalties assessed by a state for a breach that would be considered reportable under the state’s data breach notification laws.

The HITECH Act was enacted in conjunction with ARRA. Among other things, the HITECH Act makes business associates of covered entities directly liable for compliance with certain HIPAA requirements, strengthens the limitations on the use and disclosure of PHI without individual authorizations and adopts the additional HITECH Act enhancements, including enforcement of noncompliance with HIPAA due to willful neglect. The changes to HIPAA enacted as part of ARRA reflect a Congressional intent that HIPAA’s privacy and security provisions be more strictly enforced. These changes have stimulated increased enforcement activity and enhanced the potential that healthcare providers and their business associates will be subject to financial penalties for violations of HIPAA. In addition, the Secretary of HHS is required to perform periodic audits to ensure covered entities and their business associates comply with the applicable HIPAA requirements, increasing the likelihood that a HIPAA violation will result in an enforcement action.

In addition to the federal HIPAA regulations, most states also have laws that protect the confidentiality of health information and other personal data. Certain of these laws grant individual rights with respect to their information, and we may be required to expend significant resources to comply with these laws. Furthermore, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected persons and/or state regulators in the event of a data breach or compromise, including when their personal information has or may have been accessed by an unauthorized person. Some state breach notification laws may also impose physical and electronic security requirements regarding the safeguarding of personal information, such as social security numbers and bank and credit card account numbers. Violation of state privacy, security, and breach notification laws can trigger significant monetary penalties. In addition, certain states’ privacy, security, and data breach laws, including, for example, the California Consumer Privacy Act, include a private right of action that may expose us to private litigation regarding our privacy practices and significant damages awards or settlements in civil litigation.

Even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA security regulations.

U.S. Federal, State, and Foreign Fraud and Abuse Laws

The federal and state governments have enacted, and actively enforce, a number of laws to address fraud and abuse in federal healthcare programs, including any healthcare plans or programs that are funded by the United States government (other than certain federal employee health insurance benefits/programs) and certain state healthcare programs that receive federal funds, such as Medicaid. Our business is subject to compliance with these laws..

Federal and State Anti-Fraud and Anti-Kickback Laws

Our operations are subject to various federal anti-fraud and abuse laws, including without limitation the federal Anti-Kickback Statute. The federal Anti-Kickback Statute is a broad criminal statute that, among other things, prohibits the knowing and willful offer, solicitation, receipt, or payment of any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, for the purpose of inducing or rewarding the order, purchase, use or recommendation of items or services that may be paid for, or reimbursed by, in whole or in part, a federal healthcare program, such as Medicare or Medicaid. Further, the term “remuneration” has been broadly interpreted to include anything of value, including cash, improper discounts and free or reduced price items and services. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Almost any financial interaction with a healthcare provider, patient or customer may implicate the federal Anti-Kickback Statute.

Several courts have interpreted the federal Anti-Kickback Statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal health care covered business, the statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Government officials have focused recent federal Anti-Kickback Statute enforcement efforts on, among other things, the sales and marketing activities of medical device manufacturers and other healthcare companies, and recently have brought cases against individuals or entities who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. Judgments and settlements of these cases by healthcare companies have involved significant fines and, in some instances, criminal pleas and convictions. Conviction under the federal Anti-Kickback Statute results in mandatory exclusion from participation in the federal healthcare programs, meaning an entity cannot receive reimbursement from federal healthcare programs or contract with anyone who receives reimbursement from federal healthcare programs. Violators may be subject to, among other things, imprisonment and significant criminal fines up to $100,000 for each violation under the Anti-Kickback Statute, as well as civil monetary penalties up to $100,000 for each violation, plus up to three times the remuneration involved. Further, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute also constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws.

Another key federal healthcare law is the federal healthcare fraud statute, which was added by HIPAA. HIPAA created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government-sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony, which requires exclusion from participation in federal healthcare programs, and may result in substantial fines and/or imprisonment. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statutes or specific intent to violate them in order to have committed a violation.

Federal law also includes a provision commonly known as the “Stark Law,” which generally (i) prohibits physicians from making referrals for designated health services to entities in which the physicians have a direct or indirect financial relationship, and (ii) prohibits entities from presenting or causing to be presented claims or bills to any individual, third party payer, or other entity for designated health services furnished pursuant to a prohibited referral, unless permitted under a statutory or regulatory exception. Violations of the Stark Law may result in significant civil sanctions, including civil monetary penalties, denial of payment, refunds of amounts collected in violation of the Stark Law and exclusion from Medicare programs.

In addition to these federal laws, there are often similar state anti-kickback and false claims laws that typically apply to arrangements involving reimbursement by a state-funded Medicaid or other healthcare program. Other laws prohibit certain direct or indirect payments or fee-splitting arrangements between healthcare providers and other persons and entities where they are designed to obtain or induce the referral of patients from a particular person or provider. Often, these laws closely follow the language of their federal law counterparts, although they do not always have the same exceptions or safe harbors. In some states, these anti-kickback laws apply with respect to all payors, including commercial health insurance companies. In addition, many states, including California, also have state anti-“self-referral” and other laws that are not limited to Medicare and Medicaid referrals, with which we must comply.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to monitor and address prevention of anti-fraud and kickback laws.

The False Claims Act

The federal False Claims Act, or FCA, prohibits false claims or requests for payment, for which payment may be made by a federal government program, including healthcare services. Under the FCA, the federal government may penalize any person who knowingly submits, or participates in submitting, claims for payment to the federal government that are false or fraudulent, or which contain false information. Any person who knowingly makes or uses a false record or statement to avoid paying the federal government, or knowingly conceals or avoids an obligation to pay money to the federal government, may also be subject to fines under the FCA. Under the FCA, the term “person” means an individual, company or corporation.

The federal government has used the FCA in connection with Medicare, Medicaid and other governmental program fraud in areas such as violations of the federal Anti-Kickback Statute or the Stark Law, coding errors, billing for services not provided and submitting false cost reports. The FCA has also been used to bring suit against people or entities that bill services at a higher reimbursement rate than is allowed and that bill for care that is not medically necessary. In addition to government enforcement, the FCA authorizes private citizens to bring qui tam or “whistleblower” lawsuits, greatly extending the number of actions under the FCA. As of 2021, the per-claim penalty range was between $11,803 and $23,607.

The Fraud Enforcement and Recovery Act of 2009, or FERA, amended the FCA with the intent of enhancing the powers of government enforcement authorities and whistleblowers to bring FCA cases. In particular, FERA attempts to clarify that liability may be established not only for false claims submitted directly to the government but also for claims submitted to government contractors and grantees. FERA also sought to clarify that liability exists for attempts to avoid repayment of overpayments, including improper retention of federal funds. Furthermore, FERA included amendments to the FCA procedures, expanding the government’s ability to use the Civil Investigative Demand process to investigate potential defendants, and permitting government complaints in intervention to relate back to the filing of the whistleblower’s original complaint. FERA has increased both the volume and liability exposure of FCA cases brought against healthcare providers and suppliers.

In the Patient Protection and Affordable Care Act and the Healthcare Education and Reconciliation Act, or, collectively, the ACA, Congress enacted requirements related to identifying and returning overpayments made under Medicare and Medicaid. The Centers for Medicare and Medicaid Services, or CMS, finalized regulations regarding the so-called “60-day rule,” which requires providers and suppliers to report and return Medicare and Medicaid overpayments within 60 days of identifying the same. A provider or supplier who retains identified overpayments beyond 60 days may be liable under the FCA. “Identification” occurs when a person “has, or should have through the exercise of reasonable diligence,” identified and quantified the amount of an overpayment. The final rule also established a six-year lookback period, meaning overpayments must be reported and returned if a person identifies the overpayment within six years of the date the overpayment was received. Providers and suppliers must report and return overpayments even if they did not cause the overpayment. In addition to the FCA, the federal government may use several criminal statutes to prosecute the submission of false or fraudulent claims for payment to the federal government. Many states have similar false claims statutes that impose liability for the types of acts prohibited by the FCA. As part of the Deficit Reduction Act of 2005, or DRA, Congress provided states an incentive to adopt state false claims acts consistent with the federal FCA. Additionally, the DRA required providers who receive $5 million or more annually from Medicaid to include information on federal and state FCAs, whistleblower protections and the providers’ or suppliers’ own policies on detecting and preventing fraud in their written employee policies.

Civil Monetary Penalties

The Civil Monetary Penalty Act of 1981 imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the Civil Monetary Penalty Act.

Open Payments

The federal Physician Payments Sunshine Act created the Open Payments Program requiring certain manufacturers of drugs, medical devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to CMS information related to payments and other “transfers of value” to physicians and teaching hospitals. Additionally, applicable manufacturers must report annually ownership and investment interests held by physicians and their immediate family members. Beginning in 2021, applicable manufacturers will also be required to report information and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives. Failure to submit timely, accurate and complete reports may result in substantial monetary penalties. We are subject to the Open Payments Program, and the information we disclose may lead to greater scrutiny, which may result in modifications to established practices and additional costs. Furthermore, similar reporting requirements have also been enacted in several states. In particular, a number of states have enacted laws that require medical device companies to monitor and report payments, gifts and other remuneration made to physicians and other healthcare providers, and, in some states, marketing expenditures. In addition, some state statutes impose outright bans on certain manufacturer gifts to physicians or other healthcare professionals. Some of these laws, referred to as “aggregate spend” or “gift” laws, carry substantial fines if they are violated. An increasing number of countries worldwide also are adopting, or considering, similar laws.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any United States individual or entity from paying, offering or authorizing payment or offering anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign official, political party or candidate, in order to assist the individual or entity in obtaining or retaining business. The FCPA also obligates publicly traded companies, whose securities are listed in the United States, to comply with accounting provisions that require the maintaining of books and records that accurately and fairly reflect all transactions of the company, including all subsidiaries, international and domestic, if any, and to devise and maintain an adequate system of internal accounting controls for international operations. We face significant risks if we, which includes our employees, contractors, business partners, intermediaries or agents, fail to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business or other advantages. Any violation of the FCPA and related policies could result in severe criminal or civil sanctions, which could adversely affect our business, results of operations and financial condition.

International Laws

Various European countries have adopted anti-bribery laws for individuals and entities who engage in bribery with public officials that may lead to significant fines and criminal penalties. Violations of these anti-bribery laws, or allegations of any violation, could have a negative impact on our business, operations and reputation. For example, the United Kingdom enacted the Bribery Act of 2010 to combat bribery of British and foreign public officials. Under the Bribery Act of 2010, a bribery occurs when a person offers, gives or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature. Penalties under the Bribery Act of 2010 can include imprisonment for up to ten years and substantial fines.

In addition to anti-bribery laws, many nations have enacted privacy laws that impose restrictions on the collection, use, storage, disclosure, transfer and other processing of personal information, including health information. For instance, the European Union adopted the GDPR, which imposes stringent data protection requirements, including more robust disclosures to individuals, a strengthened individual data rights regime, shorted timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special data categories such as health data, and additional obligations regarding third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third-party countries. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Additionally, the GDPR provides that European Union Member states may make their own stricter laws and regulations limiting the processing of personal data, including genetic, biometric or health data. In 2018, the United Kingdom enacted the Data Protection Act of 2018 as part of its withdrawal from the European Union to apply the GDPR’s standards to the United Kingdom. All of these laws impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain required patient information could significantly impact our business and our future business plans.

The United States Medicare and Medicaid Programs

We must comply with regulations promulgated by HHS and CMS that pertain to the Medicare and Medicaid programs. Title XVIII of the Social Security Act establishes the Medicare program to pay for the costs of certain healthcare services and items for eligible individuals. Eligibility for Medicare is based on age, disability or affliction with certain diseases. CMS has established guidelines for the Medicare coverage and reimbursement of certain items and services. Generally, to be reimbursed by Medicare, a healthcare item or service furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received healthcare items and services. Any changes in federal legislation, regulations and policy affecting CMS coverage and reimbursement relative to any procedure using our products could have a material effect.

Title XIX of the Social Security Act establishes the Medicaid program, which is a system of medical assistance for families with dependent children and for aged, blind and disabled individuals who are below certain income thresholds. Though federally created, the Medicaid program is a joint federal-state program. CMS administers the federal portion of the Medicaid program with states establishing additional coverage regulations. Changes to the availability of coverage, method or level of reimbursement for relevant services using our products may have a material effect on us.

The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, interpretations of policy, intermediary determinations and government funding restrictions, all of which may materially increase or decrease the rate of program payments to healthcare facilities and other healthcare providers and suppliers.

United States Health Reform

There are continuing efforts to reform governmental healthcare programs by federal and state governments that could result in major changes to healthcare delivery and reimbursement systems on a national and state level. The ACA and other laws and regulations that limit or restrict healthcare reimbursement could adversely impact our customers, resulting in their inability to pay us, or pay us in a timely manner, for our products. Since its passage, there have been numerous challenges in federal courts regarding the constitutionality of the ACA. Most recently, the U.S. Supreme

Court held that state and individual plaintiffs did not have standing to challenge the ACA’s minimum essential coverage provision. In so holding, the Supreme Court did not consider the larger constitutional question about the validity of this provision, post-repeal of its associated tax penalty, or the validity of the ACA in its entirety. The ultimate impact of this decision and other efforts to repeal, substantially amend, eliminate or reduce funding for the ACA is unknown. The effect of any major modification or repeal of the ACA on our business, operations or financial condition cannot be predicted, but could be materially adverse.

The ACA has changed healthcare financing and delivery by both governmental and commercial third-party payers and affected medical device manufacturers. The ACA provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms, including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

Since the ACA, other legislative changes have been proposed and adopted. For example, the Budget Control Act of 2011, among other things, included reductions to CMS payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and, due to subsequent legislative amendments, will remain in effect through 2030. However, these provisions have been suspended through December 31, 2021. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced CMS payments to several types of providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We believe that there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payers to reduce costs while expanding individual healthcare benefits. For example, the government may take additional actions in response to the COVID-19 pandemic. Some of these changes could impose additional limitations on rates we will be able to charge for our current and future products or the amounts of reimbursement available for our current and future products from governmental agencies or other third-party payers. Current and future healthcare reform legislation and policies could harm our business and financial condition.

Employees and Human Capital Resources

As of September 30, 2021, we had 41 full-time employees in Israel, 14 in Ukraine and seven in the United States. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. Our human capital strategy is closely aligned with our vision and focuses on attracting, retaining, developing and engaging top talent. We monitor our success with insights across human capital metrics such as hire per plan, professional growth and promotions, performance and employee development feedback, and turnover. None of our employees are represented by a labor union or are a party to a collective bargaining agreement, and we believe that we have good relations with our employees.

Facilities

We lease approximately 1,500 square meters for our corporate headquarters located in Tel Aviv, Israel under a lease that expires in March 2023. Pursuant to the lease, we have an option to extend the lease for an additional 60 months after the initial lease period expires in 2023. Approximately 1,475 square meters are used for office space and approximately 25 square meters are used for a laboratory. We believe that this facility is adequate to meet our needs in Israel in the near term and that additional space can be obtained on commercially reasonable terms as needed. While our presence in the United States is currently virtual, we expect to seek office space in the near future.

Legal Proceedings

We are not currently subject to any material legal proceedings although we may be subject to legal proceedings and claims in the ordinary course of business in the future. We cannot predict the results of any such disputes, and despite the potential outcomes, the existence thereof may have an adverse material impact on us due to diversion of management time and attention as well as the financial costs related to resolving such disputes.

MANAGEMENT

Directors and Executive Officers

The following table provides information regarding our executive officers and members of our Board of Directors as of the date of this prospectus:

Name	Age	Position(s)
Kelly Londy	55	Chief Executive Officer
Oren Oz	45	Chief Innovation Officer and Director
Eran Schindler	56	Chief Financial Officer
Amit Reches	47	Chief Technology Officer
Joseph DeVivo	54	Director
Daniel Gilcher	34	Director
Deborah Henretta(1)	60	Chairperson
Laurence Klein	59	Director
Gerald M. Ostrov(2)	72	Director

____________

(1)      Mrs. Henretta is expected to resign from our Board of Directors effective as of immediately prior to and conditioned upon the closing of this offering.

(2)      Mr. Ostrov is expected to serve as the Chairperson of our Board of Directors effective as of immediately prior and conditioned upon the closing of this offering.

The following is a brief biography of each executive officer and director.

Executive Officers

Kelly Londy, our Chief Executive Officer, joined Nuvo in August 2021. Prior to that, Ms. Londy served as the Chief Executive Officer of Innoblative Designs, LLC from 2019 to 2021 and as the Chief Executive Officer and Operational Executive of Lumicell, Inc. from 2017 to 2019. Before joining Lumicell, Inc., Ms. Londy served as the Executive Vice President, Chief Operating Officer, Senior Vice President and Chief Commercial Officer at Accuray, Inc. during different periods between 2011 and 2017. Ms. Londy has also worked at GE Healthcare, Philips Healthcare and GE Medical Systems. Ms. Londy currently serves as a non-executive director of CMR Surgical and as an executive director of Innoblative Designs, LLC. Ms. Londy previously served on the boards of Lumicell, Inc. and Leader Dogs for the Blind. In 2018, Ms. Londy was recognized as one of the Top 100 Global Business Women and has spoken at the Institute for Biomedical Entrepreneurship and at the Chief Executive Forum. Ms. Londy received her Bachelor of Business Administration degree (honors) from Cleary University and her Associate of Arts degree in Radiologic Technology from Washtenaw Community College.

Oren Oz, our Chief Innovation Officer and director, founded Nuvo in 2006, and has served on our Board of Directors since June 2016. Mr. Oz is the leader behind the creation of our INVU platform, which combines proprietary hardware, cloud-based software and AI tools to optimize the pregnancy care experience. He is the author and co-author of numerous patents, many of which are at the core of the INVU platform. In 2020, Mr. Oz was invited to join the Challenge Leadership Group for MIT Solves’ Maternal & Newborn Health Challenge, which seeks technology-based solutions to promote the health and wellbeing of women, new mothers and newborns. Prior to Nuvo, Mr. Oz started and led a variety of entrepreneurial ventures, primarily in the technology space. From 2005 to 2006, Mr. Oz worked as a senior software engineer at Octavian Technology Group LLC. Prior to that, he served as a senior software engineer at Amdocs Inc. from 2003 to 2004. Mr. Oz holds a Bachelor of Science degree (honors) in Computer Science from Ben-Gurion University (Israel). Mr. Oz also served in the Israeli Air-Force Intelligence for five years.

Mr. Oz’s qualifications to serve on our Board of Directors include his academic and professional technology background and his years of experience managing the Company as our Chief Executive Officer.

Eran Schindler, our Chief Financial Officer, joined Nuvo in October 2018. Mr. Schindler is also the founder and owner of Schindler Financial Consulting, a firm that specializes in providing financial services to technology companies backed by leading venture capitalists and private investors. Prior to that, Mr. Schindler was the Chief Financial Officer of Crosswise Ltd. from 2013 to 2016, the Chief Financial Officer of Xtend Networks Ltd. from 2001 to 2004, a member of the founding team and Chief Financial Officer of the Israeli news site WALLA! Communication

Ltd. from 1999 to 2001, and has held other senior positions at various companies. Throughout his career, Mr. Schindler has supported initial public offerings on Nasdaq and the Tel Aviv Stock Exchange, private placements, and M&A transactions. Mr. Schindler received his Bachelor of Arts degree in Social Science and Business Management from the University of Haifa (Israel) and an MBA from the Hebrew University of Jerusalem (Israel).

Amit Reches, our Chief Technology Officer, joined Nuvo in May 2018. Prior to serving in his current role as Chief Technology Officer, Mr. Reches served as the Vice President of AI and Data Science from 2018 to 2020. Before joining Nuvo, Mr. Reches served as a researcher and algorithm developer at EIMindA Ltd., a biomedical device company, from 2007 to 2009, Director of Research and Development from 2009 to 2011, and Vice President of Research and Development from 2011 to 2018, leading a team of neuroscientists, algorithm developers, engineers and data scientists from core algorithm and technological concept phase to commercialization of a state-of-the-art FDA and CE approved product. Before joining EIMindA Ltd., Mr. Reches served as a developer, investigator and team leader of research and development at Textology Inc., which specializes in natural language processing algorithms. Mr. Reches received his Bachelor of Arts degree in Computer Science and Business Administration from the Tel-Aviv University (Israel) and his PhD in Neuroscience and Electrophysiology from Technion Israel Institute of Technology (Israel). Mr. Reches also served as a captain in the Israel Defense Forces.

Directors

Joseph DeVivo has served on our Board of Directors since April 2021. Mr. DeVivo is currently the President of Hospital and Health Systems for Teladoc Health and has served in that position since 2020. He is also currently a member of the board of directors of Mauna Kea Technologies and has served in that position since 2016. Mr. DeVivo was the Chief Executive Officer of InTouch Health from 2016 until 2020 and the President, Chief Executive Officer and Director of Angiodynamics from 2011 to 2016. Mr. DeVivo received his Bachelor of Science degree in Business Administration and Marketing and Management from the University of Richmond.

Mr. DeVivo’s qualifications to serve on our Board of Directors include his extensive experience serving in leadership roles for various technology-focused healthcare companies.

Daniel Gilcher has served on our Board of Directors since April 2018. Mr. Gilcher currently works as an investment professional at Shareholder Value Management AG, a position he has held since 2016. Mr. Gilcher received his Magister Artium degree in Politics, Psychology and Philosophy from Johannes Gutenberg University, his Master in Finance degree from EBS Business School, and his MBA from the Indian Institute of Management.

Mr. Gilcher’s qualifications to serve on our Board of Directors include his experience working as an investment management professional and his extensive academic training in business and finance.

Deborah Henretta has served on our Board of Directors since December 2018 and was appointed as Executive Chair of the Board in April 2021. Ms. Henretta is currently a Partner at Council Advisors, a position she has held since 2021, and a Partner at G100, a position she has held since 2015. She also serves as Vice Chair of SSA & Company, a position she has held since 2015. She currently serves as a board advisor to SKUx, a position she has held since 2019, and to Godiva Chocolatier, a position she has held since 2016. In addition, Ms. Henretta has served on the board of directors of American Eagle Outfitters Inc. since 2019, NiSource since 2015, Corning Incorporated since 2013, and Meritage Homes since 2016. She previously served as a member of the board of directors of Staples from 2016 to 2017. Ms. Henretta received her Bachelor of Arts degree in Communications from St. Bonaventure University, her Master of Arts degree in Public Communications and her Honorary PhD in Humane Letters from St. Bonaventure University. Ms. Henretta is expected to resign from our Board of Directors effective as of immediately prior to and conditioned upon the closing of this offering.

Laurence Klein has served on our Board of Directors since January 2014. Mr. Klein has served as the President of Nalay Inc, a private equity investment firm, since 2003. Mr. Klein is the President and is currently serving on the board of directors of CTK Holdings Limited and currently serves as the Managing Partner of Innopark Management Ltd Partnership and the Managing Partner of Nuvo Investors LLC (NILLC). Mr. Klein received his Bachelor of Engineering degree from McGill University in Montreal, Canada.

Mr. Klein’s qualifications to serve on our Board of Directors include his experience as the founder and Chief Executive Officer of several startup companies and his experience authoring patents.

Gerald M. Ostrov has served on our Board of Directors since November 2014. Mr. Ostrov has forty years of senior management experience in healthcare, including several positions with Johnson & Johnson from 1991 to 2006, and as CEO of Bausch & Lomb from 2008 to 2010, where he was responsible for managing sales with some of their most prestigious brands in their fields. Mr. Ostrov has served as a member of the board of directors of Entera Bio Ltd. (Nasdaq: ENTX) since 2019. He also currently serves on the board of directors of several privately held companies. Mr. Ostrov received his Bachelor of Science in Engineering from Cornell University and his MBA from Harvard Business School. Mr. Ostrov is expected to serve as the Chairperson of our Board of Directors effective as of immediately prior and conditioned upon the closing of this offering.

Mr. Ostrov’s qualifications to serve on our Board of Directors include his extensive experience in management positions in the healthcare industry.

Family Relationships

Noah Klein, our Vice President of Business Development, and Ari Klein, one of our employees, are the sons of Larry Klein, one of our directors. Adi Amsalem, one of our employees, is the sister of Oren Oz, our Chief Innovation Officer and one of our directors. There are no other family relationships between any of our officers or directors.

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the Board of Directors are of the same gender). In accordance with these regulations, we elected to “opt out” from those requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the NYSE, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of the NYSE) applicable to U.S. domestic issuers.

Board of Directors

Under the Companies Law and our Amended Articles to be in effect upon the consummation of this offering, our business and affairs will be managed under the direction of our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our Amended Articles, the number of directors on our Board of Directors will be no less than three and no more than eleven directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, beginning with the annual general meeting of 2022, each year the term of office of only one class of directors will expire.

Our directors will be divided among the three classes as follows:

•        the Class I directors will be Gerald Ostrov and Joseph DeVivo, and their terms will expire at the annual general meeting of shareholders to be held in 2022;

•        the Class II director will be Laurence Klein and his term will expire at our annual meeting of shareholders to be held in 2023; and

•        the Class III directors will be Daniel Gilcher and Oren Oz, and their terms will expire at our annual meeting of shareholders to be held in 2024.

Pursuant to our Amended Articles, our directors will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our Board of Directors in its discretion, and (ii) in the event that our Board of Directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Under our Amended Articles, the approval of the holders of at least 65% of the total voting power of our shareholders will generally be required to remove any of our directors from office or amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our Board of Directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our Amended Articles, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our Board of Directors.

Chairperson of the Board of Directors

Our Amended Articles will provide that the Chairperson of the Board of Directors is appointed by the members of the Board of Directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the Board of Directors, and the chairperson of the Board of Directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer unless approved by a special majority of our shareholders. There are currently no family relationships among any of our office holders (including directors). The shareholders’ approval can be effective for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the Board of Directors, the chairperson of the Board of Directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer and the chairperson of the Board of Directors may not serve in any other position in the Company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our Board of Directors.

Director Independence

Prior to the consummation of this offering, our Board of Directors undertook a review of the independence of our directors and considered whether any director had a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board of Directors has affirmatively determined that each of Daniel Gilcher, Joseph DeVivo and Gerald Ostrov is an “independent director,” as defined under the rules of the NYSE. In making these determinations, our Board of Directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Committees

Upon consummation of this offering, we will have a standing audit committee, compensation committee and nominating and corporate governance committee. Each committee will operate under a charter approved by our Board of Directors. Members will serve on these committees until their respective resignations or until otherwise determined by our Board of Directors. Following this offering, copies of each committee’s charter will be available on our website, located at www.nuvocares.com. Information contained on or accessible through our website does not form a part of this prospectus and is not incorporated by reference herein. In addition, from time to time, special committees may be established under the direction of the Board of Directors when necessary to address specific issues.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee.

Listing Requirements

Under the corporate governance rules of the NYSE, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Upon the consummation of this offering, our audit committee will consist of Daniel Gilcher, Gerald Ostrov and Joseph DeVivo. Daniel Gilcher will serve as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Daniel Gilcher qualifies as an “audit committee financial expert” as such term has been defined in Item 407(d)(5) of Regulation S-K.

Our Board of Directors has affirmatively determined that each meet the definition of “independent director” for purposes of serving on the audit committee under the rules and the independence standards under Rule 10A-3 of the Exchange Act and the rules.

Audit Committee Role

Our Board of Directors has adopted an initial audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of and include the following responsibilities, among others:

•        retaining and terminating our independent registered public accounting firm, subject to ratification by the Board of Directors, and in the case of retention, to ratification by the shareholders;

•        discussing with our independent registered public accounting firm their independence from management;

•        pre-approving audit and non-audit services to be provided by the independent registered public accounting firm and related fees and terms;

•        overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•        reviewing with management and our independent registered public accounting firm our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•        recommending to the Board of Directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•        reviewing with our internal counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•        identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent registered public accounting firm, and suggesting corrective measures to the Board of Directors;

•        reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•        establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Upon the consummation of this offering, both our independent registered public accounting firm and management personnel will periodically meet privately with our audit committee.

Nominating and Corporate Governance Committee

Upon the consummation of this offering, our nominating and governance committee will consist of Gerald Ostrov, Joseph DeVivo and Laurence Klein. Gerald Ostrov will serve as the chairperson of the nominating and corporate governance committee. Our Board of Directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include, among others:

•        identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;

•        overseeing succession planning for our executive officers;

•        periodically reviewing our Board of Directors’ leadership structure and recommending any proposed changes to our Board of Directors;

•        overseeing an annual evaluation of the effectiveness of our Board of Directors and its committees; and

•        establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our Board of Directors a set of corporate governance guidelines applicable to our business.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee.

Listing Requirements

Under the corporate governance rules of the NYSE, we are required to maintain a fully independent compensation committee.

Upon the consummation of this offering, our compensation committee will consist of Daniel Gilcher, Joseph DeVivo and Laurence Klein. Joseph DeVivo will serve as chairperson of the committee. Our Board of Directors has determined that each member of our compensation committee is independent under the corporate governance rules of the NYSE, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•        making recommendations to the Board of Directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•        reviewing the implementation of the compensation policy and periodically making recommendations to the Board of Directors with respect to any amendments or updates of the compensation policy;

•        resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•        exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of our shareholders.

An office holder is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, and any other manager directly subordinate to the general manager. Each person listed in the table under the section titled “Management—Directors and Executive Officers” is an office holder under the Companies Law.

Our Board of Directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of the NYSE and include the following responsibilities, among others:

•        recommending to our Board of Directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our Board of Directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•        reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•        approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•        administering our equity-based compensation plans, including, without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or as chief executive officer of the company. We have not yet appointed our internal auditor, but we intend to appoint an internal auditor following the consummation of this offering.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Amended Articles, which will become effective upon the consummation of this offering, will include such a provision. The Company may not exculpate in advance a director from liability arising from a breach of his or her duty of care in connection with a prohibited dividend or distribution to shareholders.

As permitted under the Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, our Amended Articles, which will become effective upon the consummation of this offering, will provide that we may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event:

•        a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the Board of Directors, can be foreseen based on the Company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the Board of Directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•        reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder (i) as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding; provided that such investigation or proceeding was either (a) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (b) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (ii) in connection with a monetary sanction;

•        a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

•        expenses expended by the office holder with respect to an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees;

•        reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, (ii) in connection with criminal indictment of which the office holder was acquitted, or (iii) in connection with a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent; and

•        any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) of the Securities Law.

As permitted under the Companies Law and the Securities Law, we may insure, if and to the extent provided in our Amended Articles, an office holder against the following liabilities incurred for acts performed by him or her as an office holder:

•        a breach of the duty of loyalty to the Company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

•        a breach of duty of care to the Company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•        a monetary liability imposed on the office holder in favor of a third party;

•        a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•        expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•        a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our Amended Articles will permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this prospectus, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

Role of the Board of Directors in Risk Oversight

Our Board of Directors is responsible for overseeing our risk management process. Our Board of Directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our Board of Directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Code of Business Conduct and Ethics

We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website at www.nuvocares.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards concerning any amendments to, or waivers from, any provision of the code. The information contained on or accessible through our website does not form a part of this prospectus and is not incorporated by reference herein.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board of Directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below and provides an overview of our compensation policy. In 2020, our “named executive officers,” and their positions, were as follows:

•        Oren Oz, Chief Executive Officer;

•        Eran Schindler, Chief Financial Officer; and

•        Debra Bass, Chief Marketing Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt immediately prior to the consummation of this offering may differ materially from the currently planned programs summarized in this discussion.

In August 2021, Kelly Londy was appointed our Chief Executive Officer, replacing Oren Oz, founder, who transitioned to the role of Chief Innovation Officer and remains a member of our Board of Directors. On October 31, 2021, Debra Bass’ employment agreement terminated and, effective November 1, 2021, she transitioned from the role of Chief Marketing Officer to the temporary role of Chief Growth Officer to facilitate a successful transition and support the Company’s strategic and marketing functions pursuant to a part-time employment agreement, entered into on October 26, 2021.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our Board of Directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:

•        such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy does not exceed 2% of the aggregate voting rights in the Company.

Under special circumstances, the Board of Directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the Board of Directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the Company.

If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later re-evaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•        the education, skills, experience, expertise and accomplishments of the relevant office holder;

•        the office holder’s position and responsibilities;

•        prior compensation agreements with the office holder;

•        the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•        if the terms of employment include variable components, the possibility of reducing variable components at the discretion of the Board of Directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•        if the terms of employment include severance compensation, the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the Company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•        with regards to variable components:

•        with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the Company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; and

•        the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

•        a clawback provision under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•        the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•        a limit to retirement grants.

Our compensation policy, which will become effective immediately prior the closing of this offering, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus, relocation or repatriation bonus, and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits, arrangements upon change of control and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee (and, if required by law, our Board of Directors). A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the Board of Directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including non-employee members of our Board of Directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our equity incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly to him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our Board of Directors as follows: (i) to the external directors, if elected, in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, and (ii) to the non-employee directors, in accordance with the amounts determined in our compensation policy.

Our compensation policy, which will be approved by our Board of Directors and shareholders prior to the closing of this offering, will become effective immediately prior to the closing of this offering.

Compensation of Directors and Executive Officers

Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the Board of Directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and Board of Directors, and shareholder approval will also be required, provided that:

•        at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the Company.

Executive Officers other than the Chief Executive Officer

The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved in the following order: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as chief executive officer will also be approved in accordance with the rules applicable to approval of compensation of directors.

Summary Compensation

The following table provides summary information concerning compensation paid or accrued by us to, or on behalf of, our named executive officers, for services rendered to us during the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Option awards ($)		All other compensation ($)(7)		Total ($)
Oren Oz
Chief Executive Officer(6)	2020	320,378	75,000	(2)	347,249	(3)	73,679	(4)	816,306
Eran Schindler
Chief Financial Officer	2020	204,273	—		—		43,374		247,647
Debra Bass
Chief Marketing Officer(5)	2020	250,000	—		—		12,338		262,338

____________

(1)      Amounts reflect the actual base salary paid to each named executive officer during 2020, excluding bonus and all other compensation. The amounts are in U.S. Dollars, or USD, and, for Mr. Oz and Mr. Schindler, are translated from NIS based on the average 2020 NIS to USD exchange rate of 3.437.

(2)      Amount reflects the bonus granted to Mr. Oz in June 2020 and is translated to USD based on the June 30, 2020 NIS to USD exchange rate of 3.466.

(3)      Amount reflects 58,612 options granted to Mr. Oz in 2020 and reflects the full grant-date fair value of stock options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(4)      Amount reflects health insurance reimbursement received by Mr. Oz during 2020.

(5)      On October 30, 2021, Debra Bass’ employment agreement terminated and effective November 1, 2021, she transitioned from the role of Chief Marketing Officer to the temporary role of Chief Growth Officer to facilitate a successful transition and support the Company’s strategic and marketing functions pursuant to a part-time employment agreement, entered into on October 26, 2021.

(6)      In August 2021, Kelly Londy was appointed our Chief Executive Officer, replacing Oren Oz, founder, who transitioned to the role of Chief Innovation Officer and remains a member of our Board of Directors.

(7)      Amounts reported in this column include benefits and perquisites, including those mandated by Israeli law. Such benefits and perquisites include payments, contributions and/or allocations for social benefits and car expenses.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information concerning outstanding equity awards held by our named executive officers as of December 31, 2020.

		Option awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable(1)	Option exercise price ($)	Option expiration date
Oren Oz
Chief Executive Officer	08/02/12	15,454	(2)	—	$0.002	08/02/22
	01/01/13	834,570	(2)	—	$0.002	01/01/23
	09/21/14	169,128	(2)	—	$0.002	09/21/24
	12/21/14	417,723	(2)	—	$0.002	12/21/24
	05/19/15	252,216	(2)	—	$0.002	05/19/25
	05/04/17	30,132	(2)	—	$0.002	12/31/28
	05/19/14	90,396	(2)	—	$0.002	12/31/28
	09/30/20	21,307	(2)	—	$0.002	09/30/30
	09/30/20	37,304	(2)	—	$0.002	09/30/30
Eran Schindler
Chief Financial Officer	10/07/18	30,132	(3)	18,079	$4.27	10/06/28
Debra Bass
Chief Marketing Officer	10/07/18	138,555	(3)	77,238	$5.67	10/06/28

____________

(1)      Unexercisable options represent options not vested yet as of December 31, 2020.

(2)      Each of Mr. Oz’s options vested immediately upon grant.

(3)      Ms. Bass’ and Mr. Schindler’s options vest as follow: 25% of their options vest one year after the grant date, and an additional 6.25% vest every quarter during the subsequent 12 quarters, ending on October 7, 2022.

2021 Founder Grant

On November 17, 2021, we entered into an agreement with Oren Oz, our Chief Innovation Officer (former Chief Executive Officer), pursuant to which agreement, we agreed to issue to Mr. Oz options to purchase 417,723 ordinary shares at an exercise price of NIS 0.01 which options will be issued upon the consummation of this offering, if consummated on or prior to December 31, 2021. In exchange for the issuance of the foregoing options, Mr. Oz agreed to waive our obligation to pay any taxes resulting from the exercise of 417,723 options granted to Mr. Oz as part of our financing in December 2014 and any taxes resulting from the sale of such exercised options. In addition, we agreed to reimburse Mr. Oz for up to $50,000 plus VAT for expenses related to a tax ruling Mr. Oz may seek in connection with the tax treatment of such options.

Retirement and Other Benefits

We provide a comprehensive offering of benefit plans to our employees, including access to insurance for major medical, dental, vision, and life, as well as various other voluntary benefit programs. These benefit programs are generally available to all our eligible full and part time employees. We do not provide any “Cadillac” or “top hat” benefit plans solely for our senior executives, and our executive officers participate in the same plans with the same cost structures as our general employee population.

401(k) Plan.    We maintain a defined contribution plan that is tax-qualified under Section 401(k) of the Code. Our 401(k) Plan is offered on a nondiscriminatory basis to all full-time and part-time regular, temporary and contract employees, including our executive officers with no minimum hour requirement for participation. Subject to certain limitations imposed by the Code, the 401(k) Plan permits eligible employees to defer receipt of portions of their eligible compensation by making deferral contributions, including after-tax Roth and catch-up contributions. Participating employees may contribute up to 100% of their eligible compensation, but not more than the statutory limits. Participants are eligible to receive the value of their vested account balance upon termination of employment. Participants are always 100% vested in their voluntary contributions.

Israeli Managers’ Insurance.    Israeli law generally requires Israeli employers to pay severance benefits upon (i) the retirement or death of an employee; (ii) termination of employment by the employer (except in circumstances that permit the employer to terminate the employment of the employee without paying severance amounts); or (iii) in certain circumstances, termination of employment by the employee. In accordance with Israeli law, the severance benefit is equal to one month’s salary (at the most recent salary prior to termination) for each full year of employment and to a pro rata portion of one month’s salary for each portion of a year of employment following the first full year of employment. As permitted by Section 14 of The Severance Payments Law (1963), most of our employees, including Mr. Oz and Mr. Schindler, have opted to waive their right to severance if terminated by us and thus are entitled instead to receive all amounts accrued in a managers’ insurance policy upon termination. For such managers’ insurance policies, we contribute an amount equal to 6.5% of the employee’s gross salary for pension and 8.33% of the gross salary to severance compensation, and the employee contributes 6% of his or her gross salary to the insurance policy for pension. For all employees, we also contribute up to 2.5% of the employee’s gross salary for disability insurance.

Employment Agreements

The following are the material provisions of the employment agreements for each of our named executive officers.

Oren Oz

We entered into an indefinite employment agreement with Mr. Oz on May 4, 2017, as amended on June 18, 2019, to serve as our Chief Executive Officer. The employment agreement provides that we will pay Mr. Oz a monthly salary of NIS 47,225 (being the USD equivalent of an annual salary of approximately $150,000). The salary will be adjusted at the end of each year so as to be an amount in NIS equivalent to $150,000 according to the Representative Rate (as defined below), provided that the salary will never be adjusted downwards.

Mr. Oz’s employment agreement further provides that his salary will be increased upon the following events to the following amounts: (i) a gross monthly salary of an amount in NIS equivalent to $15,833 (calculated according to the representative rate of the U.S. dollar on the date of the salary increase as published by the Bank of Israel, but no less than 3.85 NIS to the U.S. dollar, or the Representative Rate, being an annual salary of $190,000) upon the Company having succeeded in achieving new equity investments in the Company in an amount not less than $5,000,000, inclusive of the equity investments in the Company pursuant to the Note Purchase Agreement entered into by the Company and various investors between February 22, 2016 and July 5, 2016 and (ii) a gross monthly salary of an amount in NIS equivalent to $20,833 (calculated according to the Representative Rate on the date of the salary increase, being an annual salary of $250,000) upon the Company having succeeded in achieving new equity investments in the Company in an amount not less than $10,000,000, inclusive of the equity investments referred to above.

Upon execution of his employment agreement, Mr. Oz was entitled to a one-time cash bonus in NIS equivalent to $15,000 for the recent milestone achieved in trials in Heidelberg, Germany as well as a one-time stock option to purchase 30,132 ordinary shares of the Company, subject to the terms of the 2015 Plan. In addition, Mr. Oz may be awarded bonuses (cash or options to purchase shares in the Company) upon achieving mid-year, unique milestone events, and an annual cash bonus based on an assessment of his extraordinary performance of up to 100% of his annual salary, as well as performance-based bonuses in the form of fully vested and immediately exercisable options, upon the Company’s achievement of specified Company performance milestones.

Furthermore, Mr. Oz’s employment agreement provides that he will be insured under an insurance plan (that will provide disability insurance and severance among other things) or pension fund, or a combination of both, receive other benefits such as life insurance and health insurance, maintain the Keren Hishtalmut Fund (as defined therein) with the Company, vacation, sick leave and recuperation, be provided with a car and phone at the Company’s cost to be used in the course of his duties, and reimbursement for necessary and customary business expenses incurred in the course of his duties, among other things.

Eran Schindler

We entered into an indefinite employment agreement with Mr. Schindler on August 26, 2019 to serve as our Chief Financial Officer. The employment agreement provides that we will pay Mr. Schindler a gross monthly salary of NIS 55,000. Mr. Schindler’s employment agreement further provides that he may be granted options to purchase up to 48,211 ordinary shares of the Company. In addition, Mr. Schindler will be entitled to receive performance-based bonuses in the form of fully vested and immediately exercisable options upon the Company’s achievement of specified performance milestones.

Furthermore, Mr. Schindler’s employment agreement provides that he will be insured under an insurance plan (that will provide disability insurance and severance among other things) or pension fund, or a combination of both, maintain the Keren Hishtalmut Fund (as defined therein) with the Company, receive other benefits such as life insurance and health insurance, vacation, sick leave and recuperation pay, payment of travel allowance as well as reimbursement for necessary and customary business expenses incurred in the course of his duties, among other things.

Debra Bass

We entered into an indefinite employment agreement with Ms. Bass on February 8, 2018 to serve as our Global Chief Marketing Officer, and interim Chief Growth Officer of Nuvo Group USA, Inc., the wholly owned subsidiary of the Company, which Ms. Bass terminated without Good Reason effective October 31, 2021. The employment agreement provided that we pay Ms. Bass a base salary of $250,000 per year, with a potential increase (but not decrease) as determined by the Board. The employment agreement further provided that Ms. Bass was entitled to an annual cash bonus at the end of each year.

Upon execution of her employment agreement, Ms. Bass was entitled to a fully-vested grant of options to purchase 9,823 Common Shares (as defined therein). In addition, on or about March 12, 2019, Ms. Bass was granted an option to purchase 205,971 ordinary shares, which vest in equal quarterly installments beginning on or about March 12, 2019 and ending 48 months thereafter. Ms. Bass’s employment agreement also provided for additional equity or equity-based awards and performance-based bonuses in the form of fully vested and immediately exercisable options upon the Company’s achievement of specified Company milestones.

Furthermore, Ms. Bass’s employment agreement provided that she was entitled to reimbursement for reasonable business expenses incurred in the performance of her duties, vacation and participation in various employment benefits, among other things.

We entered into an employment agreement with Ms. Bass on October 19, 2021, effective November 1, 2021, pursuant to which Ms. Bass is employed by us on a part time basis, for sixteen hours a week, for a fixed term of three months, renewable by mutual consent of us and Ms. Bass for additional periods of no more than one year. Pursuant to this employment agreement, Ms. Bass will identify market partnership opportunities, lead the Company’s Strategic & Medical Advisory Board and its subcommittees, support the hiring and training of a new Vice President of Marketing and otherwise assist in the transition of her duties as Chief Marketing Officer. This employment agreement provides for a base salary of $135,000 per year, that Ms. Bass is entitled to reimbursement for reasonable business expenses incurred in the performance of her duties, vacation and participation in various employment benefits, among other things. Ms. Bass was also required to execute our Standard Assignment, Non-Competition, Non-Solicitation and Confidentiality Agreement in connection with her continued employment. The options we previously granted Ms. Bass remain outstanding pursuant to this employment agreement.

Kelly Londy

We entered into an employment agreement with Ms. Londy on July 13, 2021 to serve as our Chief Executive Officer, effective as of August 16, 2021. The employment agreement is for an indefinite term and provides that we will pay Ms. Londy a base salary of not less than $350,000 per year.

Upon execution of her employment agreement, Ms. Londy became entitled to receive a sign-on bonus of $30,000, subject to repayment upon certain conditions. Subject to Ms. Londy exceeding certain annual goals set by our Board of Directors in its sole discretion, Ms. Londy will be entitled to an annual bonus equal to a target sum of 75% of her base salary for each calendar year of employment, with such bonus to be earned 100% in the form of equity (options to purchase shares in the Company subject to the terms of the 2015 Plan, or any successor or other equity plan then maintained by the Company) until such time as the Board determines the Company to be in a position to pay 50% of such bonus in cash.

Additionally, Ms. Londy’s employment agreement provides that she will receive an option to purchase ordinary shares equal to 3.25% of the issued and outstanding ordinary shares of the Company on a fully-diluted basis (747,279 ordinary shares), of which 25% will vest on the one-year anniversary of Ms. Londy’s start date, and the balance will vest ratably on a quarterly basis over the subsequent three-year period, in each case subject to Ms. Londy’s continued employment with the Company. Additionally, if the Company consummates a funding round of not less than $10.0 million during the 90-day period following Ms. Londy’s start date of August 16, 2021, then the Company will grant to Ms. Londy an additional option to purchase the Company’s ordinary shares such that, after taking into account the securities issued in the new funding round, the original option grant described above together with this additional option grant would be exercisable for ordinary shares aggregating 3.25% of the issued and outstanding ordinary shares of the Company on a fully diluted basis.

Potential Payments Upon Termination or Change in Control

We have entered into written employment agreements with each of our named executive officers. The employment agreements provide for notice periods of varying duration (ranging from 30 days to 90 days) for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base or gross, as applicable, salary and benefits. In addition, the agreements terminate automatically upon the voluntary termination, death or disability of the executive. Depending on the reason for the termination and when it occurs, the executive will be entitled to certain benefits, as described in more detail below and in the respective employment agreements.

Executive’s Death, Disability, Voluntary Termination or Termination for Cause

Under Ms. Bass’s 2018 employment agreement, if she is terminated for Cause, voluntarily resigns without Good Reason or is terminated due to death or Disability (each as defined therein), then she is entitled to receive the salary and benefits that have accrued through the date of termination. Pursuant to her resignation without Good Reason on October 31, 2021, Ms. Bass received all such accrued amounts. The employment agreements of Mr. Oz and Mr. Schindler do not provide for payments upon death, disability, voluntary termination or termination for cause.

Termination without Cause; Resignation for Good Reason

Under Mr. Oz’s employment agreement, if he is terminated without Cause, he will receive the following benefits, in addition to any other rights he is entitled to under the agreement:

(a)     Full and immediate acceleration of any unvested options held by him prior to his employment termination free of charge;

(b)    Payment and/or award of all accrued and unpaid salary and benefits he is entitled to under the employment agreement and/or according to the law;

(c)     All performance-based bonuses accruable over a six-month period following the date of the end of 90 days, or his work at the Company, if later; and

(d)    All amounts accrued in his Pension Fund and/or Managers’ Insurance Policy (as defined in his employment agreement).

Mr. Schindler’s employment agreement does not provide for payments upon termination without cause or resignation for good reason. However, Mr. Schindler may be entitled to severance upon certain terminations in accordance with his Managers’ Insurance Policy and/or Pension Fund (as defined in his employment agreement).

If the Company terminates Ms. Londy’s employment without cause, or Ms. Londy terminates her employment for good reason (each as described in the employment agreement), then Ms. Londy would be entitled to separation benefits, generally comprising either six or three-months of pay, depending upon the date of termination, together with continuing health benefits for such applicable period. Furthermore, Ms. Londy’s employment agreement provides that she will, among other things, receive benefits such as health insurance, be entitled to vacation, sick leave and recuperation, be provided with Company equipment to be used in the course of her duties and be entitled to reimbursement for necessary and customary business expenses incurred in the course of her duties.

Restrictive Covenants

The employment agreements contain customary confidentiality of information, ownership of inventions, non-disparagement, cooperation, non-compete and non-solicitation covenants that apply during the executive’s employment with the Company and varying periods after the executive’s termination of employment. However, the enforceability of the non-competition provisions may be limited under applicable law.

Treatment of Awards Upon the Executive’s Termination, Death or Disability

Under the 2015 Plan, in the event that the employment of a Grantee (as defined in the 2015 Plan) terminates (other than by reason of death, Disability or Retirement (each as defined in the 2015 Plan)), all Options, Restricted Shares, RSUs or any other share-based award granted under the 2015 Plan, that are unvested will terminate, and all awards of such grantee that are vested and exercisable at the time of such termination may be exercised up to three months thereafter; provided, however, that if the Company terminates the Grantee’s employment for Cause (as defined in the 2015 Plan), all awards granted will, to the extent not exercised, terminate on the date thereof.

If a Grantee dies while employed by the Company, or within the three month period after the date of termination, or if the Grantee’s employment terminates by reason of Disability (as defined in the 2015 Plan), all awards granted may (to the extent otherwise vested and exercisable) be exercised by the Grantee or by the Grantee’s estate at any time within one year after such death or Disability. In addition, if the employment of a Grantee terminates on account of the Grantee’s Retirement, all awards that are exercisable may be exercised at any time within the three-month period thereafter.

Change in Control

Our employment agreements provide for the payment of certain compensation and benefits in the event of a change in control of the Company. Providing for payments upon a change in control helps preserve the Company’s value by reducing any incentive for key executive officers to seek employment elsewhere if a change in control of the Company is proposed or becomes likely. Moreover, on an ongoing basis, these arrangements help maintain the continuity of our management team, which we view as a driver of shareholder value.

Mr. Oz’s employment agreement provides that in the event of an M&A Event (as defined therein), in which the Company Value (as defined therein) exceeds 50% towards the next milestone for achievement at such time in the Bonus Matrix (as defined therein), the Company will automatically accelerate the performance based bonus fully towards such next milestone.

Mr. Schindler’s employment agreement provides that in the event of a Merger/Sale (as defined in the 2015 Plan), the vesting of any unvested Shares covered by the Options shall accelerate such that the Options will be exercisable upon the closing of such Merger/Sale for an exercise price equal to the price per share for Ordinary Shares in such Merger/Sale.

Ms. Londy’s employment agreement provides that in the event of a Change of Control (as defined therein), the vesting of any unvested shares covered by the Option granted pursuant to her employment agreement shall accelerate.

Equity Compensation

2015 Plan

Our Board of Directors adopted the 2015 Plan in December 2015 in order to incentivize employees, directors, officers, consultants and advisors of the Company, or other service providers, to continue their service and increase their efforts on behalf of the Company, while also promoting the success of the Company’s business.

Awards.    The 2015 Plan provides for the grant to service providers of ordinary shares, restricted shares (“Restricted Shares”), options to purchase shares (“Options”) in the forms of both non-qualified options (“NSOs”) and incentive stock options (“ISOs”), restricted share units (“RSUs”), and other share-based awards. Any Option, RSU or other share-based award granted under the 2015 Plan is defined therein as an “Award.”

Administration.    A committee established and appointed by the Board of Directors administers the 2015 Plan. Under the 2015 Plan, the committee has the authority to, among other things, determine or recommend to the Board of Directors: the eligible Grantees (as defined therein); grants of Awards and setting the terms and provisions of award agreements; the times at which Awards shall be granted; the terms, conditions and restrictions applicable to each Award; accelerate, continue, extend or defer the exercisability of any Award or the vesting thereof; the interpretation of the 2015 Plan and any award agreement; and any other matter which is necessary or desirable for, or incidental to, the administration of the 2015 Plan and any Award thereunder.

Eligibility.    The 2015 Plan provides that Awards may be granted to service providers of the Company or any Affiliate thereof (as defined therein), taking into account, at the committee’s discretion and without an obligation to do so, the qualification under each tax regime pursuant to which such Awards are granted; provided, that ISOs may only be granted to employees of the Company or of a parent or subsidiary of the Company, determined as of the grant date of such Options.

Transactions.    The 2015 Plan provides that in the event of a Recapitalization (as defined therein), a merger, consolidation, amalgamation or like transaction, or a reorganization, the committee shall have the authority to make such adjustments as determined by the committee to be appropriate in its discretion, in order to adjust (i) the number and class of shares reserved and available for grants of Awards, (ii) the number and class of shares covered by outstanding Awards, (iii) the Exercise Price (as defined therein) per share covered by any Award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding Awards and (v) any other terms of the Awards that in the opinion of the committee should be adjusted. Any fractional shares resulting from such an adjustment shall be treated as determined by the committee, and in the absence of such determination shall be rounded to the nearest whole share, and the Company shall have no obligation to make any cash or other payment with respect to fractional shares.

In the event of a merger or consolidation of the Company or a sale of all, or substantially all of the Company’s shares or assets or other transaction having a similar effect on the Company, or complete liquidation or dissolution, or such other transaction or circumstances that our Board of Directors determines to be a relevant transaction, then without the consent of the grantee and unless otherwise determined by the committee, any outstanding award will be assumed or substituted by such successor corporation. Regardless of whether or not the successor corporation assumes or substitutes the award the committee may determine to (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the Company, the acquirer or other corporation which is a party to such transaction, or such other property as determined by the committee as fair in the circumstances, or (c) provide that the terms of any award shall be otherwise amended, modified or terminated.

Amendment and Termination.    The Board of Directors may at any time suspend, terminate, modify or amend the 2015 Plan, whether retroactively or prospectively. Any amendment effected by the Board of Directors shall be binding upon all Grantees and all Awards, whether granted prior to or after the date of such amendment, and without the need to obtain the consent of any Grantee. No termination or amendment of the 2015 Plan shall affect any then outstanding Award unless expressly provided by the Board of Directors.

Transferability of Awards.    Other than by will, the laws of descent and distribution or as otherwise provided under the 2015 Plan or determined by the committee, neither the options nor any right in connection with such options are assignable or transferable.

2021 Share Incentive Plan

Immediately prior to the completion of this offering, we plan to adopt the 2021 Share Incentive Plan, or the 2021 Plan, which was previously approved by our shareholders at the extraordinary general meeting of shareholders held on November 16, 2021. No awards may be granted under our 2021 Plan prior to the completion of this offering. The 2021 Plan will be the successor to our 2015 Plan, which is described above. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, officers, consultants, advisors and other service providers in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.

Shares Available for Grants.    The maximum number of ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 1,506,612 ordinary shares plus (ii) an annual increase on the first day of each year beginning January 1, 2022 and on January 1st of each calendar year thereafter through and including January 1, 2031, equal to the lesser of (A) 5% of the outstanding ordinary shares of the Company on the last day of the immediately preceding calendar year; and (B) such smaller amount as determined by our Board of Directors, if so determined prior to January 1st of the calendar year in which the increase will occur, plus (iii) any shares underlying awards under the prior plans that become available for issuance, provided that no more than 1,506,612 ordinary shares may be issued upon the exercise of Incentive Stock Options (as defined in the 2021 Plan). If permitted by our Board of Directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2015 Plan may again be available for issuance under the 2021 Plan.

Administration.    Our Board of Directors, or a duly authorized committee of our Board of Directors, or the administrator, will administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, among other things and subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all awards or ordinary shares, and the authority to modify awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel or the United States to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the expiration of its ten year term.

Eligibility.    The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 or Section 3(i) of the Ordinance (as defined below), and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Grants.    All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2021 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted) and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the Company throughout such vesting dates.

Each award will expire ten years from the date of the grant thereof, unless a shorter term of expiration is otherwise designated by the administrator.

Awards.    The 2021 Plan provides for the grant of stock options (including ISOs and NSOs), ordinary shares, restricted shares, RSUs, stock appreciation rights (“SARs”) and other share-based awards.

Options.    Options granted under the 2021 Plan to the Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent shareholders, not less than 110%.

An option under the 2021 Plan may be exercised by providing the Company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to the Company or the trustee.

Restricted Stock Unit Awards.    RSUs are granted under RSU award agreements adopted by the administrator. RSU awards may be granted in consideration of a reduction in the recipient’s other compensation. An RSU award shall be settled in shares, or in the discretion of the committee, in cash. Recipients of RSUs shall not possess or own any ownership rights in the shares underlying the RSUs and no rights as a shareholder shall exist prior to the actual issuance of shares in the name of the recipient. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, RSU awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Share Awards.    Restricted shares are granted under restricted share agreements adopted by the administrator. Each restricted share agreement shall state an amount of exercise price to be paid by the recipient, if any, in consideration for the issuance of the restricted shares and the terms of payment thereof. Restricted shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution (in which case they shall be transferred subject to all restrictions then or thereafter applicable thereto), until such restricted shares shall have vested. The administrator will determine the terms and conditions of restricted shares, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason prior to the expiration of the applicable restricted period of a restricted share award or prior to the timely payment in full of the exercise price of any restricted shares, any restricted shares remaining subject to vesting or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited, transferred to, and redeemed, repurchased or cancelled by, as the case may be determined by the administrator.

Transferability.    Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan or otherwise determined by the committee, neither the awards nor any right in connection with such awards are assignable or transferable.

Termination of Employment.    In the event of termination of a grantee’s employment or service with the Company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

In the event of termination of a grantee’s employment or service with the Company or any of its affiliates due to such grantee’s death or Disability (as defined in the 2021 Plan), or in the event of the grantee’s death within the three-month period (or such longer period as determined by the administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one-year period following such date will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with the Company or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall be subject to recoupment by the Company on the date of such termination.

Voting Rights.    Except with respect to restricted share awards, grantees will not have rights as a shareholder of the Company with respect to any shares covered by an award until the award has vested and the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares. With respect to restricted share awards, grantees will possess all incidents of ownership of the restricted shares, including the right to vote and receive dividends on such shares.

Dividends.    Grantees holding restricted share awards will be entitled to receive dividends and other distributions with respect to the shares underlying the restricted share award. Any share split, share dividend, combination of shares or similar transaction will be subject to the restrictions of the original restricted share award. Grantees holding RSUs will not be eligible to receive dividends but may be eligible to receive dividend equivalents.

Transactions.    In the event of a share split, reverse share split, recapitalization, merger, consolidation, amalgamation, reorganization, or reclassification of the Company’s shares, the administrator in its sole discretion may, and where required by applicable law shall, without the need for a consent of any holder, make an appropriate adjustment in order to adjust (i) the number and class of shares reserved and available for the outstanding awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, (v) the type or class of security, asset or right underlying the award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the award that in the opinion of the administrator should be adjusted; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the administrator. In the event of a distribution of a cash dividend to all shareholders, the administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.

In the event of a merger or consolidation of the Company or a sale of all, or substantially all, of the Company’s shares or assets or other transaction having a similar effect on the Company, or change in the composition of the Board of Directors, or liquidation or dissolution, or such other transaction or circumstances that our Board of Directors determines to be a relevant transaction, then without the consent of the grantee, (i) unless otherwise determined by the administrator, any outstanding award will be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the Company, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances, or (c) provide that the terms of any award shall be otherwise amended, modified or terminated, as determined by the administrator to be fair in the circumstances.

2021 Employee Share Purchase Plan

Immediately prior to the completion of this offering, we plan to adopt the 2021 Employee Share Purchase Plan, or the ESPP, which was previously approved by our shareholders at the extraordinary general meeting of shareholders held on November 16, 2021. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, or the Section 423 Component and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non-U.S. law and other considerations, or the Non-Section 423 Component.

Authorized Shares.    A total of 1,024,496 ordinary shares may be issued under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning on January 1, 2022 and ending on and including January 1, 2030, such pool of ordinary shares shall be increased by that number of our ordinary shares equal to the lesser of: (i) 1.5% of the outstanding ordinary shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis; or (ii) such smaller number of ordinary shares as our Board of Directors may determine.

In no event will more than 1,024,496 ordinary shares be available for issuance under the Section 423 Component, except under certain limited circumstances as described in the ESPP.

ESPP Administration.    Unless otherwise determined by our Board of Directors, the compensation committee of our Board of Directors will administer the ESPP and will have the authority to interpret the terms of the ESPP and determine eligibility under the ESPP, to impose a mandatory holding period under which employees may not dispose or transfer shares under the ESPP, prescribe, revoke and amend forms, rules and procedures relating to the ESPP, and otherwise exercise such powers and to perform such acts as the administrator deems necessary or expedient to promote the best interests of the Company and its subsidiaries and to carry out the intent that the ESPP be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

Eligibility.    Participation in the Section 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of the Company that has been designated by our Board of Directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

Offering Periods.    The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase our ordinary shares to eligible employees. The timing of the offering periods will be determined by the administrator. The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the administrator for the particular offering period. The provisions of offerings during separate offering periods under the ESPP need not be identical.

Contributions.    The ESPP will permit participants to purchase our ordinary shares through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may not be less than 1% and may not be more than the maximum percentage specified by the administrator in the applicable offering document (which maximum percentage shall be 20% in the absence of any such specification). A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period; provided, however, that the administrator may limit the number of changes a participant may make in the applicable offering document. In the absence of any specific designation by the administrator, a participant may decrease (but not increase) his or her payroll deduction elections one time during each offering period.

Exercise of Purchase Right.    Amounts contributed and accumulated by the participant will be used to purchase our ordinary shares at the end of each offering period. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our ordinary shares on (i) the first trading day of the offering period or (ii) the last trading day of the offering period (and may not be lower than such amount with respect to the Section 423 Component). Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase our ordinary shares. Participation ends automatically upon termination of employment with us.

Non-Transferability.    A participant may not transfer contributions credited to his or her account nor any rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Corporate Transactions.    In the event of certain transactions or events such as a change in control, reorganization, consolidation, merger, amalgamation, combination, repurchase, redemption, recapitalization or similar transaction, a sale or transfer of all or substantially all of the Company’s assets, or sale or exchange of shares or other securities of the Company, or a dissolution or liquidation of the Company, the administrator may, in its discretion, (i) provide that each outstanding purchase right will be (a) assumed or substituted for a right granted by the acquiror or successor corporation or by a parent or subsidiary of such entity or (b) terminated in exchange for cash or replacement with other property as determined by the administrator, (ii) adjust the number and type of shares subject to outstanding rights under the plan, (iii) provide that accumulated payroll deductions may be used to purchase shares prior to the next occurring purchase date and (iv) provide that all outstanding rights shall terminate without being exercised.

Amendment; Termination.    The administrator will have the authority to amend, suspend or terminate the ESPP at any time, provided that approval of the Company’s shareholders shall be required to (i) increase the aggregate number, or change the type of shares that may be sold under the plan or (ii) change the corporations or classes of corporations whose employees may be granted rights under the plan. The ESPP is not subject to a specific termination date.

Tax Considerations

Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of compensation in excess of $1 million paid in a year to a Named Executive Officer. Once an individual has been a Named Executive Officer, the deduction limitation applies indefinitely. As we were not publicly traded, the deduction limit imposed by Section 162(m) did not apply to us. The Board of Directors believes that the potential deductibility of the compensation payable under our executive compensation program should be only one of many relevant considerations in setting compensation. Accordingly, the Board of Directors (or a committee thereof) may deem in the future that it is appropriate to provide one or more executive officers with the opportunity to earn compensation which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Code.

Following execution of our agreement with Oren Oz, our Chief Innovation Officer, on November 17, 2021, we do not provide any executive officer with a “gross-up” or other reimbursement payment for any tax liability as a result of the application of Section 280G or 4999 of the Code, and we have not agreed and are not otherwise obligated to provide any Named Executive Officer with such a “gross-up” or other reimbursement.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Director Compensation

Consistent with the Company’s non-employee director compensation policy and pursuant to the director agreements, each director is entitled to a grant of options, subject to the terms and conditions of the 2015 Plan. Each option entitles the director to purchase one ordinary share of the Company and vests over a specified term of years of continuous service on the Board of Directors from the date of the grant according to a vesting schedule, as described therein. The director agreements also provide that the Company will grant each director additional options in consideration of continued service as a member of any additional committee of the Board of Directors.

The following table sets forth information concerning the compensation of our directors for the year ended December 31, 2020.

Name	Fees earned or paid in cash ($)(1)	Option awards ($)		Total ($)
Daniel Gilcher	—	—		—
Deborah Henretta	—	—		—
Dr. Stephen K. Klasko	—	123,868	(2)	123,868
Laurence Klein	—	—		—
Gerald M. Ostrov	—	—		—

____________

(1)      We did not provide cash compensation to our directors with respect to 2020 other than the compensation paid to our employee director Mr. Oz in respect of his employment with the Company, as discussed in the Summary Compensation Table above.

(2)      Amount reflects 39,791 options granted to Mr. Klasko in 2020 and reflects the full grant-date fair value of stock options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. On October 19, 2021, Mr. Klasko resigned from the Board of Directors for personal reasons. Mr. Klasko’s resignation is due to an upcoming transition in his professional life and not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•        we have been or are to be a participant;

•        the amount involved exceeded or exceeds $120,000; and

•        any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

The summaries of certain provisions of our related party agreements are qualified in their entirety by reference to all of the provisions of such agreements.

Participation in this Offering

Axxion SA, one of our existing investors, and certain of its affiliates, have indicated an interest in purchasing an aggregate of approximately $10 million of our ordinary shares in this offering at the initial public offering price, representing approximately 666,667 ordinary shares, assuming an initial offering price of $15.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus. However, because this indication of interest is not a binding agreement or commitment to purchase, these entities may determine to purchase fewer shares than they indicate an interest in purchasing or to not purchase any shares in this offering. It is also possible that these entities could indicate an interest in purchasing more of our ordinary shares. In addition, the underwriter could determine to sell fewer shares to any of these entities than the entities indicate an interest in purchasing or to not sell any shares to these entities. The underwriter will receive the same underwriting discount on any shares purchased by these entities as it will on any other shares sold to the public in this offering. The ordinary shares expected to be purchased by Axxion SA and certain of its affiliates will not be subject to the restrictions on transfer set forth in lock-up agreement with the underwriter for this offering.

Advisory Services Agreement

On August 17, 2020, we entered into an advisory services agreement, or the Advisory Services Agreement, with Stephen Klasko, a member of our Board of Directors, pursuant to which we retained Mr. Klasko to serve us as an advisor in the role of Special Advisor to the Chief Executive Officer, providing the following services: collaborate with Company-drive marketing initiatives; undertake strategic investor/commercial partner introductions; assist with our financing activities; engage in and assist with investor relations; accompany the Chief Executive Officer, Directors and other Company executives to strategic networking meetings/conferences; assist senior management with internal growth strategy (particularly, for the U.S. market); participate in recruitment; and participate in monthly CEO-led strategy meetings, quarterly full-day sessions, and one annual two-day offsite meeting.

The Advisory Services Agreement provides that Mr. Klasko will serve in this role for a term of four years, after which the Advisory Services Agreement shall automatically renew for one-year periods, unless earlier terminated pursuant to the terms thereof. Pursuant to the Advisory Services Agreement, we shall grant Mr. Klasko equity in the Company resulting from increases in our FMV during the Term (as defined therein), subject to certain repurchase rights and restrictions on transfer. Mr. Klasko is entitled to up to $2.25 million of equity based upon the following vesting schedule: (i) $750,000 of equity for every $100 million increase in our FMV up to $500 million (assuming a baseline value on the contract start date of $200 million); (ii) $750,000 of equity for every $100 million increase in our FMV between $500 million and $1 billion; (iii) $500,000 of equity for every $100 million increase in our FMV between $1 billion and $2 billion; and (iv) $250,000 of equity for every $100 million increase in our FMV over $2 billion.

SAFEs

From June 2020 through April 2021, we entered into an aggregate of approximately $20 million of SAFEs with several existing and new shareholders, including Haim Blecher in the amount of $250,000, Axxion SA through a different fund vehicle in the amount of $500,000, Deborah Henretta in the amount of $100,000, Daniel Gilcher through Adama GmbH in the amount of $150,000 and Laurence Klein through Nuvo Investors LLC in the amount of $250,000, pursuant to which we issued to the investors the right to certain shares of our share capital in exchange for payment by the investors, subject to certain terms and conditions. In October and November 2021, we entered into SAFEs with certain investors in a financing round pursuant to which $25.7 million was raised, which was placed in escrow pending completion of an Equity Financing, such as this offering, by December 31, 2021, except that Axxion SA has authorized $1,500,000 of the $5,000,000 SAFEs it purchased in the earlier financing round to be released to the Company upon purchase. For more information regarding the SAFEs, see the section titled “Prospectus Summary — Recent Developments — SAFEs.”

Financial Services Arrangement

We have a service arrangement with a financial services firm at which our Chief Financial Officer is a partner. During the years ended December 31, 2020 and 2019, we received accounting services for a total consideration of $105,000 and $41,000, respectively.

Option Award Tax Agreement

On November 17, 2021, we entered into an agreement with Oren Oz, our Chief Innovation Officer, pursuant to which agreement, we agreed to issue to Mr. Oz options to purchase 417,723 ordinary shares at an exercise price of NIS 0.01 which options will be issued upon the consummation of this offering, if consummated on or prior to December 31, 2021. In exchange for the issuance of the foregoing options, Mr. Oz agreed to waive our obligation to pay any taxes resulting from the exercise of 417,723 options granted to Mr. Oz as part of our financing in December 2014 and any taxes resulting from the sale of such exercised options. In addition, we agreed to reimburse Mr. Oz for up to $50,000 plus VAT for expenses related to a tax ruling Mr. Oz may seek in connection with the tax treatment of such options.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding employment agreements with our named executive officers, see the section titled “Executive Compensation — Employment Agreements.”

Director Agreements

We have entered into director agreements with our directors. For more information regarding director agreements with our directors, see the section titled “Executive Compensation—Director Compensation.”

Employment of an Immediate Family Member

Noah Klein, our Vice President of Business Development, and Ari Klein, one of our employees in the role of Executive Assistant, are the sons of Larry Klein, one of our directors.

Pursuant to his employment agreement, as amended, Mr. Noah Klein is entitled to a gross monthly salary of NIS 41,000, comprised of a base salary and additional overtime payment based on the achievement of certain hourly quotas. In addition, Mr. Noah Klein’s employment agreement provides that he will be insured under an insurance plan or pension fund, or a combination of both, maintain the Keren Hishtalmut Fund (as defined therein) with the Company, receive other benefits such as potential grants of options, life insurance and health insurance, and be entitled to vacation, sick leave and recuperation pay and payment of a travel allowance.

Pursuant to his employment agreement, as amended, Mr. Ari Klein is entitled to a gross monthly salary of NIS 12,000, comprised of a base salary and additional overtime payment based on the achievement of certain hourly quotas. In addition, Mr. Ari Klein’s employment agreement provides that he will be entitled to pension arrangements, vacation, sick leave, payment of a travel allowance, and reimbursement of business expenses.

Adi Amsalem, one of our employees in the role of personal assistant to the Chief Executive Officer, is the sister of Oren Oz, our Chief Innovation Officer and one of our directors. Pursuant to her employment agreement, as amended, Ms. Amsalem is entitled to a monthly gross salary of NIS 18,000, comprised of a base salary and additional overtime payment based on the achievement of certain hourly quotas. In addition, Ms. Amsalem’s employment agreement provides that she will be entitled to pension arrangements, vacation and sick leave.

Director and Officer Indemnification and Insurance

Our Amended Articles will allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act, including any omission, which was performed by virtue of being an office holder to the extent permitted or to be permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the Board of Directors based on our activities, and to an amount or according to criteria determined by the Board of Directors as reasonable under the circumstances.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under “Management — Directors and Executive Officers” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•        information on the business advisability of a given action brought for his, her or its approval or performed by virtue of his, her or its position; and

•        all other important information pertaining to such action.

The duty of loyalty requires that an office holder act in good faith and in the best interests of the company, and includes, among other things, the duty to:

•        refrain from any act involving a conflict of interest between the performance of his, her or its duties in the company and his, her or its other duties or personal affairs;

•        refrain from any activity that is competitive with the business of the company;

•        refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself or itself or others; and

•        disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his, her or its position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the company and the office holder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Our Amended Articles will provide that for non-extraordinary interested party transactions, the Board of Directors may delegate its approval to our audit committee, or may provide a general approval to certain types of non-extraordinary interested party transactions.

Approval first by the Company’s audit committee and subsequently by the Board of Directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the Company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the Board of Directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the Board of Directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or Board of Directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the Company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “Executive Compensation—Compensation of Directors and Executive Officers.”

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the Company and other shareholders and to refrain from abusing his or her power with respect to the Company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•        an amendment to the Company’s articles of association;

•        an increase of the Company’s authorized share capital;

•        a merger; or

•        interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the Company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the Company or exercise any other rights available to it under the Company’s articles of association with respect to the Company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Our Policy Regarding Related Party Transactions

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Prior to the consummation of this offering, our Board of Directors will adopt a written policy on transactions with related persons that is in conformity with the requirements of the Companies Law and for issuers having publicly held ordinary shares that are listed on the NYSE.

We believe that a conflict exists whenever an outside interest could actually or potentially influence the judgment or actions of an individual in the conduct of our business and that conflicts of interest may arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our policy will provide that directors and employees must avoid conflicts or the appearance of conflicts, and that employees should avoid any outside financial interests that might conflict with our interests. Such outside interests could include, among other things:

•        personal or family financial interests in, or indebtedness to, enterprises that have business relations with us, such as relatives who are employed by or own an interest in consultants or suppliers;

•        acquiring any interest in outside entities or properties in which we have an interest or potential interest;

•        conduct of any business not on our behalf with any consultant, contractor, supplier or distributor doing business with us or any of their officers or employees, including service as a director or officer of, or employment or retention as a consultant by, such persons; and

•        serving on the board of directors of an outside entity whose business competes with our business.

In addition to the rules promulgated under the Companies Law discussed above and under our policy, employees will be required to report any material transaction or relationship that could result in a conflict of interest to our compliance officer.

Our audit committee will be responsible for the review, approval or ratification of any potential conflict of interest transaction involving any of our directors or executive officers, director nominees, any person known by us to be the beneficial owner of more than 5% of our outstanding capital stock, or any family member of or related party to such persons, including any transaction required to be reported under Item 404(a) of Regulation S-K promulgated by the SEC.

In reviewing any such proposed transaction, our audit committee will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

PRINCIPAL SHAREHOLDERS

The following table shows information as of December 1, 2021 regarding the beneficial ownership of our ordinary shares by:

•        each person known by us to own beneficially 5% or more of our outstanding ordinary shares;

•        each of our directors;

•        each of our named executive officers; and

•        our directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, ordinary shares subject to options, or other rights held by such person that are currently exercisable or will become exercisable within 60 days of December 1, 2021 are considered outstanding for such computations, but these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity before this offering and the private placement is based on the number of ordinary shares issued and outstanding as of December 1, 2021, after giving effect to the 1-for-1.20528932832588 share split of all of our outstanding ordinary shares. The number of shares and percentages of beneficial ownership after this offering and the private placement set forth below are based on the number of our ordinary shares to be issued and outstanding immediately after the consummation of this offering and the private placement, after giving effect to the 1-for-1.20528932832588 share split of all of our outstanding ordinary shares.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and investment power with respect to their respective beneficially owned ordinary shares.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Nuvo Group Ltd., Yigal Alon 94. St., Alon Tower 1, Tel Aviv, Israel 6789155.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering and the Private Placement		Shares Beneficially Owned After the Offering and the Private Placement
			If Underwriter’s Option to Purchase Additional Shares is Not Exercised		If Underwriter’s Option to Purchase Additional Shares is Exercised in Full
	Shares	Percentage	Shares	Percentage	Shares	Percentage
5% Shareholders:
Oren Oz(1)	2,365,506	11.35%	2,365,506	9.04%	2,365,506	9.01%
CTK Holdings Limited(2)	3,615,868	19.50%	3,615,868	15.15%	3,615,868	15.08%
Nuvo Investors LLC(3)	1,010,926	5.45%	1,042,202	4.37%	1,042,202	4.35%
Dennis Berman Revocable Trust(4)	1,339,637	7.22%	1,339,637	5.61%	1,339,637	5.59%
Michael Vermut	1,050,382	5.66%	1,050,382	4.40%	1,050,382	4.38%
Haim Blecher(5)	1,249,798	6.74%	1,281,074	5.37%	1,281,074	5.34%
Axxion SA (acting on behalf of the German UCITS Funds “Frankfurter Aktienfonds für Stiftungen”)(6)	1,998,309	10.77%	3,109,420	13.02%	3,109,420	12.97%

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering and the Private Placement		Shares Beneficially Owned After the Offering and the Private Placement
			If Underwriter’s Option to Purchase Additional Shares is Not Exercised		If Underwriter’s Option to Purchase Additional Shares is Exercised in Full
	Shares	Percentage	Shares	Percentage	Shares	Percentage
Directors and Named Executive Officers:
Kelly Londy	—	—	—	—	—	—
Oren Oz(1)	2,365,506	11.35%	2,365,506	9.04%	2,365,506	9.01%
Eran Schindler(7)	105,042	*	105,042	*	105,042	*
Amit Reches(8)	70,326	*	70,326	*	70,326	*
Joseph DeVivo(9)	7,910	*	7,910	*	7,910	*
Daniel Gilcher(10)	140,028	*	158,794	*	158,794	*
Deborah Henretta(11)	183,660	*	196,170	*	196,170	*
Laurence Klein(2)(3)(12)	4,626,794	24.95%	4,658,070	19.51%	4,658,070	19.43%
Gerald M. Ostrov(13)	260,992	1.40%	260,992	1.09%	260,992	1.08%
All directors and executive officers as a group (9 persons)(14)	7,760,258	36.33%	7,822,810	29.31%	7,822,810	29.21%

____________

*        Indicates beneficial ownership of less than 1%.

(1)      Consists of (i) 79,549 ordinary shares held prior to the date of this prospectus and (ii) 2,285,957 ordinary shares issuable upon the exercise of options exercisable within 60 days following December 1, 2021.

(2)      Consists of 3,615,868 ordinary shares held directly by CTK Holdings Limited and indirectly by Laurence Klein as President and a director of CTK Holdings Limited. Mr. Klein exercises sole voting and investment power with respect to the securities held by CTK Holdings Limited. The address for CTK Holdings Limited is 10 Prue Ave #303, Toronto, Ontario, Canada M6B 1R4.

(3)      Consists of (i) 1,010,926 ordinary shares held directly by Nuvo Investors LLC and indirectly by Laurence Klein as Managing Partner of Nuvo Investors LLC prior to the date of this prospectus and (ii) 31,276 ordinary shares Nuvo Investors LLC will receive upon conversion of certain SAFEs in connection with the consummation of this offering, assuming a full conversion of such SAFEs and no cash is paid upon conversion, and an initial public offering price of $15.00 per share, the midpoint of the estimated public offering price range on the cover of this prospectus. Mr. Klein exercises sole voting and investment power with respect to the securities held by Nuvo Investors LLC. The address for Nuvo Investors LLC is 803 Wildwood Road, West Hempstead, NY 11552.

(4)      Consists of 1,339,637 ordinary shares held directly by the Dennis Berman Revocable Trust. Mr. Dennis Berman has voting and dispositive power over the ordinary shares held by the Dennis Berman Revocable Trust and may be deemed the beneficial owner of such shares. The address for both Dennis Berman and the Dennis Berman Revocable Trust is 5410 Edson Lane, #220, Rockville, MD 20852 USA.

(5)      Consists of (i) 1,249,798 ordinary shares held directly by Mr. Blecher prior to the date of this prospectus and (ii) 31,276 ordinary shares Mr. Blecher will receive upon conversion of certain SAFEs in connection with the consummation of this offering, assuming a full conversion of such SAFEs and no cash is paid upon conversion, and an initial public offering price of $15.00 per share, the midpoint of the estimated public offering price range on the cover of this prospectus.

(6)      Consists of (i) 1,998,309 ordinary shares held directly by Axxion SA, acting on behalf of the German UCITS Funds “Frankfurter Aktienfonds für Stiftungen,” prior to the date of this prospectus, (ii) 666,667 ordinary shares for which Axxion SA or certain of its affiliates have indicated their interest in purchasing at the initial public offering price, assuming, for the purposes of the above table, the price per share is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and (iii) 444,444 shares an affiliate of Axxion SA will receive upon conversion of certain SAFEs in connection with the consummation of this offering, assuming a full conversion of the SAFEs and no cash is paid upon conversion, and an initial public offering price of $15.00 per share, the midpoint of the estimated public offering price range on the cover of this prospectus. The indication of interest is not a binding agreement or commitment to purchase, these entities may determine to purchase fewer shares than they indicate an interest in purchasing or to not purchase any shares in this offering. It is also possible that these entities could indicate an interest in purchasing more of our ordinary shares. In addition, the underwriter could determine to sell fewer shares to any of these entities than the entities indicate an interest in purchasing or to not sell any shares to these entities. The Axxion Warrant is exercisable to purchase up to an aggregate of 666,667 of our ordinary shares, without giving effect to the Beneficial Ownership Limitation. See “Prospectus Summary — Recent Developments — Private Placement” for additional information on the Axxion Warrant. Voting and dispositive decisions with respect to the ordinary shares held by Axxion SA are made by internal governing bodies composed of three or more persons, and no individual is deemed a beneficial owner of the portfolio securities held by Axxion SA, nor does Axxion SA have a controlling shareholder. The address for Axxion SA is 15, Flaxweiler, L-6776 Grevenmacher, Luxembourg.

(7)      Consists of 105,042 ordinary shares issuable upon the exercise of options exercisable within 60 days following December 1, 2021.

(8)      Consists of 70,326 ordinary shares issuable upon the exercise of options exercisable within 60 days following December 1, 2021.

(9)      Consists of 7,910 ordinary shares issuable upon the exercise of options exercisable within 60 days following December 1, 2021.

(10)    Consists of (i) 31,977 ordinary shares held indirectly by Daniel Gilcher through Adama GmbH prior to the date of this prospectus, (ii) 18,766 ordinary shares Mr. Gilcher will receive upon conversion of certain SAFEs in connection with the consummation of this offering, assuming a full conversion of such SAFEs and no cash is paid upon conversion, and an initial public offering price of $15.00 per share, the midpoint of the estimated public offering price range on the cover of this prospectus and (iii) 108,051 ordinary shares issuable upon the exercise of options exercisable within 60 days following December 1, 2021. Mr. Gilcher disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(11)    Consists of (i) 63,953 ordinary shares held prior to the date of this prospectus, (ii) 12,510 ordinary shares Ms. Henretta will receive upon conversion of certain SAFEs in connection with the consummation of this offering, assuming a full conversion of such SAFEs and no cash is paid upon conversion, and an initial public offering price of $15.00 per share, the midpoint of the estimated public offering price range on the cover of this prospectus and (iii) 119,707 ordinary shares issuable upon the exercise of options exercisable within 60 days following December 1, 2021. Ms. Henretta is expected to resign from our Board of Directors effective as of immediately prior to and conditioned upon the closing of this offering.

(12)    Consists of (i) 4,626,794 ordinary shares held indirectly through CTK Holdings Limited and Nuvo Investors LLC prior to the date of this prospectus and (ii) 31,276 ordinary shares Nuvo Investors LLC will receive upon conversion of certain SAFEs in connection with the consummation of this offering, assuming a full conversion of such SAFEs and no cash is paid upon conversion, and an initial public offering price of $15.00 per share, the midpoint of the estimated public offering price range on the cover of this prospectus.

(13)    Consists of (i) 146,955 ordinary shares held prior to the date of this prospectus and (ii) 114,037 ordinary shares issuable upon the exercise of options exercisable within 60 days following December 1, 2021.

(14)    Consists of (i) 2,811,030 ordinary shares issuable upon the exercise of options exercisable within 60 days following December 1, 2021, (ii) 4,949,228 ordinary shares held by our current executive officers and directors prior to the date of this prospectus and (iii) 62,552 ordinary shares issued upon conversion of certain SAFEs in connection with the consummation of this offering, assuming a full conversion and no cash is paid upon conversion, and an initial public offering price of $15.00 per share, the midpoint of the estimated public offering price range on the cover of this prospectus.

DESCRIPTION OF SHARE CAPITAL

The following is a description of the material terms of our Amended Articles to be in effect upon the consummation of this offering and the private placement. The following descriptions of share capital and provisions of our Amended Articles are summaries and are qualified in their entirety by our Amended Articles, a copy of which will be filed with as an exhibit to the registration statement of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the consummation of this offering and the private placement.

Share Capital

Upon consummation of this offering, our authorized share capital will consist of 60,000,000 ordinary shares, no par value, of which 23,874,713 shares will be issued and outstanding immediately prior to the closing of this offering, after giving effect to the 1-for-1.20528932832588 share split of all outstanding ordinary shares to be effective immediately prior to the completion of this offering.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights. All of our ordinary shares have equal rights and are fully paid.

Our Board of Directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our Board of Directors shall determine. Our Board of Directors may not make calls or assessments on our ordinary shares.

As of September 30, 2021, we had 81 holders of record of our ordinary shares.

Registration Number and Purposes of the Company

We are registered with the Israeli Registrar of Companies. Our registration number is 513849000. Our affairs are governed by our third amended and restated articles of association, applicable Israeli law and Companies Law. Our purpose as set forth in our Amended Articles to be in effect upon the consummation of this offering is to engage in any lawful act or activity.

Voting Rights

All ordinary shares will have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our Amended Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of any exchange on which our shares trade. The ownership or voting of our ordinary shares by non-residents of Israel will not be restricted in any way by our Amended Articles or the laws of the State of Israel, except for ownership by nationals of some countries that are, have been, or will be, in a state of war with Israel.

Election of Directors

Under the Amended Articles, our Board of Directors must consist of not less than three but no more than eleven directors. Pursuant to our Amended Articles, each of our directors will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our Board of Directors in its discretion, and (ii) in the event that our Board of Directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

In addition, our directors will be divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our Board of Directors until the third annual general meeting following such election or re-election or until they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events in accordance with the Companies Law and our Amended Articles. In addition, our Amended Articles will provide that vacancies on our Board of Directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our Amended Articles, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our Board of Directors.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Amended Articles will not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our Board of Directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our Board of Directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our third amended and restated articles of association as special general meetings. Our Board of Directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our Board of Directors is required to convene a special general meeting of our shareholders upon the written request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our Board of Directors or (iii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of shareholders may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Our Amended Articles will contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by our Board of Directors, which, as a Company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

•        amendments to our articles of association (in addition to the approval by our Board of Directors, as required pursuant to our Amended Articles to be in effect upon the consummation of this offering);

•        appointment, terms of service, or termination of service of our registered independent public accounting firm;

•        appointment of directors, including external directors (if applicable);

•        approval of certain related party transactions;

•        increases or reductions of our authorized share capital;

•        a merger; and

•        the exercise of our Board of Directors’ powers by a general meeting, if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and, if the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Quorum

Pursuant to our Amended Articles, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of the shareholders at a general meeting of shareholders. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 331/3% of the total outstanding voting power of our shares. The requisite quorum shall be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described under “Description of Share Capital — Shareholder Meetings.”

Vote Requirements

Our Amended Articles will provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our Amended Articles. Under the Companies Law, certain actions require the approval of a special majority, including: (i) an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the Company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters described above under “Management — Compensation Committee — Compensation Policy under the Companies Law.” Under our Amended Articles, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes other than ordinary shares) requires the approval of a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to a majority of all classes of shares voting together as a single class at a shareholder meeting.

Under our Amended Articles, the approval of the holders of at least 65% of the total voting power of our shareholders will generally be required to remove any of our directors from office, to amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office, or certain other provisions regarding our staggered board, shareholder proposals, the size of our board and plurality voting in contested elections. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the Company pursuant to Section 350 of the Companies Law, which requires the approval of holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholders’ approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Anti-Takeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our Amended Articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our Amended Articles, which requires the prior approval of the holders of a majority of the voting power attached to our issued and outstanding shares at a general meeting of shareholders. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our Amended Articles to be in effect upon the consummation of this offering, as described above in “Description of Share Capital — Shareholder Meetings.” In addition, as disclosed under “Description of Share Capital — Election of Directors,” we will have a classified board structure upon the consummation of this offering, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our Board of Directors.

Borrowing Powers

Pursuant to the Companies Law and our Amended Articles, our Board of Directors may exercise all powers and take all actions that are not required under law or under our Amended Articles to be exercised or taken by our shareholders.

Changes in Capital

Our Amended Articles will enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our Board of Directors and an Israeli court.

Exclusive Forum

Our Amended Articles will provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and accordingly, both state and federal courts have jurisdiction to entertain such claims. While the federal forum provision in our Amended Articles does not restrict the ability of our shareholders to bring claims under the Securities Act, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs, which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our Amended Articles. If a court were to find the choice of forum provision contained in our Amended Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations. Alternatively, if a court were to find these provisions of our Amended Articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our Amended Articles described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our Amended Articles will also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to the Company or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.

Transfer Agent and Registrar

Upon the consummation of this offering, the transfer agent and registrar for our ordinary shares will be American Stock Transfer & Trust Company, LLC.

Establishment

We were incorporated under the laws of the State of Israel on June 28, 2006. We are registered with the Israeli Registrar of Companies in Tel Aviv.

Listing

We have applied to list our ordinary shares on the New York Stock Exchange under the symbol “NUVO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our ordinary shares. Future sales of substantial amounts of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares. Although we have applied to list our ordinary shares on the NYSE, we cannot assure you that there will be an active public market for our ordinary shares.

Upon the consummation of this offering and the private placement, we will have outstanding an aggregate of 23,874,713 ordinary shares, assuming the issuance of 666,667 ordinary shares offered by us in this offering (or 23,974,713 shares, if the underwriter exercises its option to purchase additional shares in full) and the issuance of 4,661,373 ordinary shares in connection with the conversion of the SAFEs upon the consummation of this offering (assuming all the SAFEs are converted into ordinary shares, no cash is paid to investors, which does not take into account those SAFEs entered into during October and November of 2021 for which the investors do not execute an amendment and will receive cash, and an initial offering price of $15.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus). Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below as described below under “— Rule 144,” and any ordinary shares subject to the lock-up agreement as described below under “— Lock-Up Agreements.”

The remaining ordinary shares and any ordinary shares that are issued upon exercise of certain of our other securities, including up to 666,667 shares issuable upon exercise of the Axxion Warrant, without giving effect to the Beneficial Ownership Limitation, issued and sold in the private placement to be consummated concurrently with the closing of this offering, will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Lock-Up Agreements

In connection with this offering, we and each of our directors, executive officers and holders of approximately 93% of our outstanding ordinary shares prior to the consummation of this offering, reflecting the issuance of 4,661,373 ordinary shares in connection with the conversion of the SAFEs upon the consummation of this offering (assuming all the SAFEs are converted into ordinary shares and no cash is paid to investors, which does not take into account those SAFEs entered into during October and November of 2021 for which the investors do not execute an amendment and will receive cash) and equity securities will enter into lock-up agreements that restrict the sale of our securities for a period of up to 180 days after the date of this prospectus. The lock-up agreements are subject to an extension in certain circumstances and certain exceptions, including, solely with respect to Axxion SA, that the (i) Axxion Warrant and up to 666,667 shares issuable, without giving effect to the Beneficial Ownership Limitation, upon exercise of the Axxion Warrant and (ii) 666,667 ordinary shares for which Axxion SA and certain of its affiliates have indicated their interest in purchasing at the initial public offering price, assuming, for the purposes of this paragraph, the price per share is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, will not be subject to the restrictions set forth in the lock-up agreement. See “Underwriting — Lock-Up Agreements.”

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

The ordinary shares sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any ordinary shares held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our ordinary shares that have been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•        1% of the total number of our outstanding ordinary shares; or

•        the average weekly reported trading volume of our ordinary shares on the NYSE for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases ordinary shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all ordinary shares subject to outstanding stock options, and ordinary shares issued or issuable under our 2015 Plan, the 2021 Plan and the ESPP. We expect to file the registration statement covering shares offered pursuant to our 2015 Plan, the 2021 Plan and the ESPP shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR U.S. HOLDERS OF ORDINARY SHARES

General

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase ordinary shares pursuant to this offering and hold such ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, financial institutions, insurance companies, broker-dealers and traders in securities, commodities or currencies, persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, individual retirement accounts or other tax deferred accounts, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons who received their ordinary shares as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own or are treated for tax purposes as owning directly, indirectly or through attribution 10% or more of our shares by vote or value, persons who are subject to special tax accounting under Section 451(b) of the Code, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities and arrangements that are classified as partnerships for U.S. federal income tax purposes, and investors in such pass-through entities, holders receiving or holding ordinary shares in connection with the performance of services, and any holders that are not U.S. Holders). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax consequences relating to an investment in the ordinary shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of ordinary shares.

Persons considering an investment in ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, the PFIC income test, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our common shares, which may be volatile). Based upon the value of our assets, including any goodwill and the nature and composition of our income, we believe that we were classified as a PFIC for the taxable year ended December 31, 2020. Furthermore, we presently anticipate that we will be classified as a PFIC for the current taxable year ending December 31, 2021 based upon the expected value of our assets, including goodwill, and the expected nature and composition of our income and assets. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our U.S. counsel expresses no opinion with respect to our PFIC status for any period.

Subject to the discussion below relating to the making of a QEF election or a mark-to-market election by a U.S. Holder, if we are a PFIC in any taxable year during which a U.S. Holder owns ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ordinary shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If the election is made, the U.S. Holder will be deemed to sell the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid application of the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. It should be noted that dividends paid by a PFIC would generally not qualify for the preferred capital gains rates discussed above. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS.

A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to our ordinary shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds our ordinary shares, the PFIC rules discussed above will continue to apply to such ordinary shares unless the holder makes a “deemed sale” election under the PFIC rules. If the U.S. Holder makes such a deemed sale election, the U.S. Holder may thereafter make a QEF election. The deemed sale election creates a deemed sale of such ordinary shares at their fair market value. The gain recognized by the deemed sale election attributable to the pre-QEF election period will be subject to the special tax and interest charge rules treating the gain as an excess distribution under the general PFIC rules described above. As a result of the deemed sale election, the U.S. Holder will have a new basis and holding period in the ordinary shares for purposes of the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

Alternatively, if we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on ordinary shares if such U.S. Holder makes a valid “mark-to-market” election for our ordinary shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our ordinary shares will be marketable stock as long as they remain listed on the NYSE and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income for each taxable year of the U.S. Holder, the excess of the fair market value of ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to ordinary shares generally will be required to include the gross amount of such distribution (before reduction for any Israeli withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid to non-corporate U.S. Holders by a “qualified foreign corporation” are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of, the United States-Israel Tax Treaty, or Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences,” if the Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met. In addition, the Company’s ordinary shares are expected to be listed on the NYSE and it is expected that such ordinary shares will be considered to be readily tradeable on an established securities market in the United States, although no assurances can be given that the ordinary shares will be considered to be readily tradeable on an established securities market in the United States. Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” if the ordinary shares are treated as readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders.

Distributions on ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s particular circumstances, Israeli income taxes withheld from dividends on our common shares at a rate not exceeding the rate provided by the Treaty (assuming such U.S. Holder is eligible for the benefits of the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Israeli income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Disposition of Foreign Currency

U.S. Holders are urged to consult their tax advisors regarding the tax consequences of receiving, converting or disposing of any non-U.S. currency received as distributions on ordinary shares or on the sale or retirement of ordinary shares.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of ordinary shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding (currently at a rate of 24%) may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

MATERIAL ISRAELI TAX CONSIDERATIONS FOR NUVO AND ITS SHAREHOLDERS

General Corporate Tax Structure in Israel

Generally, Israeli companies are subject to corporate tax on their taxable income. Since 2018, the corporate tax rate has been 23%. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise”, a “Beneficiary Enterprise” or a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technology Enterprise” or “Special Preferred Technology Enterprise”, as those terms are defined under the Law for the Encouragement of Capital Investments, 5719-1959, may be considerably lower. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

Nuvo does not enjoy the tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, and therefore is subject to corporate tax on its taxable income at the rate of 23%.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•        The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•        The research and development must be for the promotion of the company; and

•        The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version) 1961, referred to as the Ordinance. Expenditures that are not qualified under the conditions above are deductible in equal amounts over a three-year period.

Israeli Taxation Considerations for Nuvo Shareholders

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Individuals

Capital Gain

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%.

Notwithstanding the foregoing, pursuant to the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Significant Shareholder at any time during the 12-month period preceding the sale and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2020, including, excess tax, if any, as described below) unless the benefiting provisions of an applicable treaty applies

Dividend Income

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period.

Israeli Resident Corporations

Capital Gain

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. The corporate tax rate has been 23% since 2018.

Dividend Income

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations.

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (23% since 2018), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange, 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange, 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2020) unless contrary provisions in a relevant tax treaty applies.

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) should generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel; (ii) the shares were purchased after being listed on a recognized stock exchange and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, or U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year, (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel, (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties on copyright or film. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Dividend Income

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on shares at the rate of 25% or 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not), or such lower rate as may be provided in an applicable tax treaty. For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident that is maintained in Israel. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Code.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

UNDERWRITING

We and Berenberg Capital Markets LLC, the underwriter for the offering, have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase from us the number of our ordinary shares set forth opposite its name below.

Underwriters	Number of ordinary shares
Berenberg Capital Markets LLC
Total	666,667

The underwriting agreement provides that the obligations of the underwriter is subject to certain conditions precedent and that the underwriter has agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the option to purchase additional shares described below. If the underwriter defaults, the underwriting agreement provides that the underwriting agreement may be terminated.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Axxion SA, one of our existing investors, and certain of its affiliates, have indicated their interest in purchasing approximately $10 million of our ordinary shares in this offering at the initial public offering price, representing approximately 666,667 ordinary shares, assuming an initial offering price of $15.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus. However, because this indication of interest is not a binding agreement or commitment to purchase, these entities may determine to purchase fewer shares than they indicated an interest in purchasing or to not purchase any shares in this offering. It is also possible that these entities could indicate an interest in purchasing more of our ordinary shares. In addition, the underwriter could determine to sell fewer shares to any of these entities than the entities indicate an interest in purchasing or to not sell any shares to these entities. The underwriter will receive the same underwriting discount on any shares purchased by these entities as it will on any other shares sold to the public in this offering. The ordinary shares expected to be purchased by Axxion SA and certain of its affiliates will not be subject to the restrictions on transfer set forth in a lock-up agreement with the underwriter for this offering.

Option to Purchase Additional Shares

We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to 100,000 additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. This option is exercisable in full or in part for a period of 30 days. To the extent the underwriter exercises this option, the underwriter will purchase additional shares from us in approximately the same proportion as shown in the table above.

Commissions and Discounts

The following table shows the price per ordinary share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional 100,000 ordinary shares.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,340,000 and are payable by us.

	Per Ordinary Share	Total(1)
		Non Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      Excludes the proceeds to be received by us pursuant to the private placement and any discounts and commissions paid by us to the underwriter in connection with the private placement.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2,340,000. We have agreed to reimburse the underwriter for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority of up to $50,000.

Shares sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriter to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares, the underwriter may change the offering price and the other selling terms. The offering of the shares by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the underwriter. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•        the history of, and prospects for, our company and the industry in which we compete;

•        our past and present financial information;

•        an assessment of our management;

•        its past and present operations, and the prospects for, and timing of, our future revenues;

•        the present state of our development; and

•        the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We have applied to list our ordinary shares on the NYSE under the symbol “NUVO.”

The underwriter has informed us that it does not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by it.

Market Making, Stabilization and Other Transactions

The underwriter may make a market in the ordinary shares as permitted by applicable laws and regulations. However, the underwriter is not obligated to do so, and the underwriter may discontinue any market-making activities at any time without notice in its sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriter has advised us that it, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional ordinary shares in this offering. The underwriter may close out any covered short position by either exercising its option to purchase additional ordinary shares or purchasing our ordinary shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our ordinary shares. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ordinary shares on behalf of the underwriter for the purpose of fixing or maintaining the price of the ordinary shares. A syndicate covering transaction is the bid for or the purchase of ordinary shares on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. The underwriter is not obligated to engage in these activities and, if commenced, may end any of these activities at any time. These transactions may be effected on the NYSE in the over-the-counter market or otherwise.

Passive Market Making

The underwriter may also engage in passive market making transactions in our ordinary shares on the NYSE in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our ordinary shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our ordinary shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriter is not required to engage in passive market making and, if commenced, may end passive market making activities at any time.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, our officers, directors and holders of approximately 93% of our outstanding ordinary shares prior to the consummation of this offering, reflecting the issuance of 4,661,373 ordinary shares in connection with the conversion of the SAFEs upon the consummation of this offering (assuming all the SAFEs are converted into ordinary shares and no cash is paid to investors, which does not take into account those SAFEs entered into during October and November of 2021 for which the investors do not execute an amendment and will receive cash), and equity securities, have agreed, subject to certain exceptions, not to, and not to cause or direct any of its affiliates to, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including, without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by the such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant); enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities; or make any demand for or exercise any right with respect to the registration of any of our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares, or publicly disclose the intention to do any of the foregoing.

This restriction terminates after the close of business on and including the 180th day after the date of this prospectus. The underwriter may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. See “Shares Eligible for Future Sale — Lock-Up Agreements.”

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for ordinary shares, including options or rights to acquire certain shares of the Company pursuant to the SAFEs. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) make certain gifts, (b) if the party is a corporation, partnership, limited liability company or other business entity, make transfers to any stockholders, partners, members of, or owners of similar equity interests in, the party, (c) enter into transactions relating to our ordinary shares acquired in open market transactions after completion of the offering, provided that no public announcement or filing is required to be made regarding such transaction during the 180-day lock-up period and (d) enter into a 10b5-1 trading plan, provided that such plan does not permit the sale of any ordinary shares during the 180-day lock-up period and no public announcement or filing is made regarding such plan during the 180-day lock-up period. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business. In addition, solely with respect to Axxion SA, that the (i) Axxion Warrant and up to 666,667 shares issuable, without giving effect to the Beneficial Ownership Limitation, upon exercise of the Axxion Warrant and (ii) 666,667 ordinary shares for which Axxion SA and certain of its affiliates have indicated their interest in purchasing at the initial public offering price, assuming, for the purposes of this paragraph, the price per share is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus will not be subject to the restrictions set forth in the lock-up agreement.

In addition, we have agreed, for the 180 days after the date of this prospectus and subject to specified exceptions, not to (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, or publicly disclose the intention to undertake any of the foregoing; or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or any such other securities, without the prior written consent of the underwriter.

The underwriter, in its sole discretion, may release our ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our ordinary shares and other securities from lock-up agreements, the underwriter will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, the underwriter shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Electronic Distribution

In connection with the offering, the underwriter or securities dealers may distribute prospectuses by electronic means, such as e-mail.

A prospectus in electronic format may be made available on websites maintained by the underwriter, or selling group members, if any, participating in this offering. The underwriter may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter to selling group members that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

The underwriter is acting as placement agent in the private placement to be consummated concurrently with the closing of this offering.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities sales and trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage and other financial and non-financial activities and services. The underwriter and its affiliates have provided and may in the future provide various investment banking, commercial banking and other financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriter and its affiliates, officers, directors and employees may purchase, sell, make or hold a broad array of investments and actively trade debt and equity securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issue, and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriter and its affiliates may also communicate independent investment recommendations market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, each a Member State, no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:

(i)     to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

(iii)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriter that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriter that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriter which constitute the final placement of securities contemplated in this document.

The issuer and the underwriter and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase, or subscribe for, any securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In Member States, this document is being distributed only to, and is directed only at, persons who are “qualified investors”, or Qualified Investors, within the meaning of Article 2(e) of the Prospectus Regulation. This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

(i)     to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

(iii)   in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or the underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriter that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriter that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriter have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriter which constitute the final placement of securities contemplated in this document.

The issuer and the underwriter and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Order; (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Canada

This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the securities and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105. Pursuant to section 3A.3 of NI 33-105, this prospectus is exempt from the requirement that the issuer and the underwriter(s) provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships that may exist between the issuer and the underwriter(s) as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement that the issuer prepares and files a prospectus under applicable Canadian securities laws. Any resale of the securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, pursuant to a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the securities will be deemed to have represented to the issuer and the underwriter(s) that the investor (i) is purchasing the securities as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions, or NI 45-106, or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the securities or with respect to the eligibility of the securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to Prospective Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to Prospective Investors in Hong Kong

No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or SFO, and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding UP and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or C(WUMP)O, or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Notice to Prospective Investors in Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended), or FIEA, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and where (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•        a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•        a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

•        to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•        where no consideration is given for the transfer;

•        where the transfer is by operation of law;

•        as specified in Section 276(7) of the SFA; or

•        as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Notice to Prospective Investors in Australia

This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act 2001 (Cth), or Corporations Act, of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:

You confirm and warrant that you are either:

•        a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•        a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•        a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

Greenberg Traurig, P.A., Miami, Florida has acted as our U.S. counsel, and Meitar Law Offices has acted as our Israeli counsel, in each case in connection with the offering of ordinary shares described herein. Certain legal matters with regard to the validity of the ordinary shares offered hereby will be passed upon for us by Meitar Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York has acted as counsel for the underwriter in connection with certain legal matters related to this offering, and Agmon & Co., Rosenberg Hacohen & Co. has acted as counsel for the underwriter in connection with certain legal matters related to the Israeli Law.

EXPERTS

The consolidated financial statements of Nuvo Group Ltd. as of and for the years ended December 31, 2020 and December 31, 2019 appearing in this prospectus and registration statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as stated in their report appearing herein.

Enforceability of Civil Liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have irrevocably appointed Nuvo Group USA, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 252 Nassau St., Princeton, NJ 08542.

We have been informed by our legal counsel in Israel, Meitar Law Offices, that it may be difficult to initiate an action with respect to U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

•        the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•        the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•        the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•        the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•        the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•        the judgment was obtained by fraud;

•        the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•        the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•        the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•        at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the ordinary shares offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the consummation of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.nuvocares.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

NUVO GROUP LTD. AND ITS SUBSIDIARY

INDEX TO FINANCIAL STATEMENTS

Page
Condensed Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of September 30, 2021 (unaudited) and December 31, 2020 and 2019	F-2 – F-3
Consolidated Statements of Operations for the nine months ended September 30, 2021 and 2020 (unaudited) and the years ended December 31, 2020 and 2019	F-4
Consolidated Statements Shareholders’ Deficit for the nine months ended September 30, 2021 and 2020 (unaudited) and the years ended December 31, 2020 and 2019	F-5 – F-6
Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2020 (unaudited) and the years ended December 31, 2020 and 2019	F-7
Notes to the Consolidated Financial Statements	F-8 – F-26

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-27
Consolidated Balance Sheets	F-28
Consolidated Statements of Comprehensive Loss	F-29
Consolidated Statements of Changes in Shareholders Equity (Deficit)	F-30
Consolidated Statements of Cash Flows	F-31
Notes to Consolidated Financial Statements	F-32 – F-45

NUVO GROUP LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2021	December 31, 2020	December 31, 2019
	Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,614	$838	$1,384
Restricted cash	218	93	87
Inventory	474	166	—
Other accounts receivable	356	244	147
Total current assets	6,662	1,341	1,618

NON-CURRENT ASSETS
Severance pay fund	180	146	106
Restricted cash	295	296	275
Deferred offering costs	1,407	—	—
Property and equipment, net	1,314	1,128	935
Total non-current assets	3,196	1,570	1,316

TOTAL ASSETS	$9,858	$2,911	$2,934

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Trade payables	$527	$426	$1,030
Other accounts payable	7,368	996	828
Total current liabilities	7,895	1,422	1,858

NON-CURRENT LIABILITIES
SAFE liability	30,624	2,362	—
Accrued severance pay	361	343	296
Total non-current liabilities	30,985	2,705	296

TOTAL LIABILITIES	$38,880	$4,127	$2,154

The accompanying notes are an integral part of the consolidated financial statements.

NUVO GROUP LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except for share data

	September 30, 2021	December 31, 2020	December 31, 2019
	Unaudited
SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary Shares, NIS 0.01 par value – Authorized: 40,000,000 and 40,000,000 and 20,000,000 shares at September 30, 2021 (unaudited), December 31, 2020 and December 31, 2019, respectively. Issued and outstanding: 15,387,735 shares and 15,326,951 shares and 14,042,424 shares at September 30 (unaudited), 2021, December 31, 2020 and December 31, 2019, respectively;	$39	$39	$35
Additional paid-in capital	60,212	53,673	44,429
Accumulated deficit	(89,273)	(54,928)	(43,684)
Total Shareholders’ (deficit) equity	(29,022)	(1,216)	780

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$9,858	$2,911	$2,934

The accompanying notes are an integral part of the consolidated financial statements.

NUVO GROUP LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020	2019
	Unaudited
Operating expenses:

Research and development, net	$7,460	$4,992	$6,876	$7,361
Sales and marketing	1,723	1,127	1,505	1,483
General and administrative	11,650	1,763	2,893	2,577
Total operating loss	20,833	7,882	11,274	11,421

Financial expenses (income), net	13,512	(53)	(30)	79
Total comprehensive loss	$34,345	$7,829	$11,244	$11,500

Net loss per share attributable to Shareholders, basic and diluted	$(2.032)	$(0.476)	$(0.679)	$(0.807)

Weighted average number of shares used in computing net loss per share attributable to Shareholders, basic and diluted	16,902,713	16,459,542	16,566,543	14,245,367

The accompanying notes are an integral part of the consolidated financial statements.

NUVO GROUP LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(U.S. dollars in thousands, except share and per share data)

	Ordinary Shares		Additional paid-in capital		Accumulated deficit	Total shareholders’ entity (deficit)
	Number	Amount
Balance at January 1, 2019	11,390,074	$28	$32,220		$(32,184)	$64

Issuance of Ordinary Shares	2,652,350	7	*	* 10,645	—	10,652
Share-based compensation	—	—	1,564		—	1,564
Comprehensive loss	—	—	—		(11,500)	(11,500)

Balance at December 31, 2019	14,042,424	$35	$44,429		$(43,684)	$780

Issuance of Ordinary Shares	1,261,170	4	8,177		—	8,181
Exercise of options	23,357	*	25		—	25
Share-based compensation	—	—	1,042		—	1,042
Comprehensive loss	—	—	—		(11,244)	(11,244)

Balance at December 31, 2020	15,326,951	$39	$53,673		$(54,928)	$(1,216)

Exercise of options for Ordinary Shares	60,784	*	117		—	117
Share-based compensation	—	—	6,422		—	6,422
Comprehensive loss	—	—	—		(34,345)	(34,345)

Balance at September 30, 2021 (unaudited)	15,387,735	$39	$60,212		$(89,273)	$(29,022)

____________

*        Represent an amount lower than $1

**      Net of receivable on account of shares of $1,050 — see Note 7b

The accompanying notes are an integral part of the consolidated financial statements.

NUVO GROUP LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(U.S. dollars in thousands, except share and per share data)

	Ordinary Shares		Additional paid-in capital	Accumulated deficit	Total shareholders’ deficit
	Number	Amount
Balance at December 31, 2019	14,042,424	$35	$44,429	$(43,684)	$780

Issuance of Ordinary Shares	1,261,170	4	8,177	—	8,181
Exercise of options	10,000	—	*	—	—
Share-based compensation	—	—	508	—	508
Comprehensive loss	—	—	—	(7,829)	(7,829)

Balance at September 30, 2020 (unaudited)	15,313,594	$39	$53,114	$(51,513)	$1,640

____________

*        Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

NUVO GROUP LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine months ended September 30,		Year Ended December 31,
	2021	2020	2020	2019
	Unaudited
Cash flows from operating activities:

Net loss	$(34,345)	$(7,829)	$(11,244)	$(11,500)
Adjustments required to reconcile net loss to net cash used in operating activities:
Remeasurement of SAFEs	13,495	—	—	—
Depreciation	154	154	203	182
Share-based compensation	6,422	508	1,042	1,564
Increase in inventory	(307)	(87)	(166)	—
(Increase) decrease in other accounts receivable	(113)	(27)	(97)	211
Increase (decrease) in trade payables	101	(605)	(604)	(619)
Increase in other accounts payable	5,992	29	168	66
Decrease (increase) in accrued severance pay, net	(16)	3	7	8
Net cash used in operating activities	(8,617)	(7,854)	(10,691)	(10,088)

Cash flows from investing activities:

Purchases of property and equipment	(341)	(127)	(396)	(61)
Net cash used in investing activities	(341)	(127)	(396)	(61)

Cash flows from financing activities:

Proceeds from exercise of options	117	*	25	—
Issuance of Ordinary Shares	—	8,181	8,181	10,652
Deferred offering costs	(611)	—	—	—
Issuance of SAFE liability	14,352	1,662	2,362	—
Net cash provided by financing activities	13,858	9,843	10,568	10,652

Increase in cash, cash equivalents and restricted cash	4,900	1,862	(519)	503
Cash, cash equivalents and restricted cash at the beginning of the period	1,227	1,746	1,746	1,243

Cash, cash equivalents and restricted cash at the end of the period	$6,127	$3,608	$1,227	$1,746

Non-cash activities:
Receivables on account of Ordinary Shares	—	—	—	1,050
Deferred offering costs	796	—	—	—

____________

*        Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 1: - BUSINESS

Description of Business

Nuvo Group Ltd. (the “Company”) was incorporated under the laws of Israel and commenced operations in June 2006.

The Company is engaged in research, development and marketing of medical devices for pregnancy monitoring.

On May 27, 2009 the Company established a wholly-owned subsidiary under the laws of the state of Delaware, Nuvo Group USA, Inc. (the “Subsidiary”), which provides distribution services under an intercompany distribution agreement with the Company.

Substantially all of the Company’s long-lived assets as of December 31, 2020 and 2019 are located in Israel.

Since its inception, the Company has incurred operating losses. The Company has a working capital deficiency of $1,233 and $81 as of September 30, 2021 and as of December 31, 2020 respectively. During the nine month period ended September 30, 2021, and for the year ended December 31, 2020 the Company used cash in operating activities of $8,617 and $10,691 and incurred a net loss of $34,345 and $11,244 respectively. The Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the issuance of the consolidated financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue to operate is dependent upon additional financial support of existing investors until profitability is achieved. The Company’s management believes that sufficient funds will be available from existing or additional investors, to provide the necessary liquidity to meet the Company’s financial needs. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets, or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

For additional information, see Note 11.

NOTE 2: - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), as set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The consolidated financial statements include accounts of the Company’s wholly owned subsidiary. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, income tax uncertainties, share-based compensation cost and fair value measurement of Simple Agreement for Future Equity (“SAFE”) liability. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers. The Company considered the impact of COVID-19 on the estimates and assumptions and

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 2: - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

determined that there were no material adverse impacts on the consolidated financial statements for the period ended September 30, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2021, the interim consolidated statements of operations, comprehensive loss, convertible preferred shares and shareholders’ deficit, and cash flows for the nine months ended September 30, 2021 and 2020, and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP and are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. The results for the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021 or any other future interim or annual period.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and restricted cash.

Cash and cash equivalents are invested in a major bank in Israel and the United States. Generally, these cash equivalents may be redeemed upon demand and, therefore, management believes that they bear lower risk.

Consolidated Financial Statements in U.S. Dollars

The Company’s financing rounds and Share Purchase Agreements are denominated in United States dollars (“Dollars” or “U.S. dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income, net, in the period in which the currency exchange rates change.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Nuvo Group USA, Inc., intercompany balances and transactions have been eliminated upon consolidation.

Cash and Cash Equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less, when purchased.

Restricted Cash

Restricted cash primarily invested in highly liquid deposits, to secure obligations under our operating lease agreements and to secure Company-issued credit cards.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 2: - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table provides a reconciliation of the cash and cash equivalents balances reported on the balance sheets and the cash, cash equivalents and restricted cash balances reported in the statements of cash flows:

	September 30, 2021	December 31,
		2020	2019
	(unaudited)
Cash and cash equivalents, as reported on the balance sheets	$5,614	$838	$1,384
Restricted cash, as reported on the balance sheets	218	93	87
Restricted cash in other long-term assets, as reported on the balance sheets	295	296	275
Cash, cash equivalents, and restricted cash, as reported in the statements of cash flows	$6,127	$1,227	$1,746

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers, peripheral equipment and software	33
Office furniture and equipment	6 – 15
Electronic equipment	12 – 25
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

Impairment of Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant, and Equipment- Subsequent Measurement,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In 2020, 2019 and for the nine months ended 2021, no impairment losses were recorded.

Severance Pay

Pursuant to Section 14 of Israel’s Severance Compensation Law, 1963 (“Section 14”), all of the Company’s employees, apart from the former Chief Executive Officer, are included under this section and entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheets, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership on the amounts deposited.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 2: - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrants to Purchase Ordinary Shares

Warrants to purchase the Company’s Ordinary Shares for a fixed number of shares and contain an explicit share limit are presented as equity. See also note 7c.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and restricted cash.

Cash and cash equivalents are invested in a major bank in Israel and the United States. Generally, these cash equivalents may be redeemed upon demand and, therefore, management believes that they bear lower risk.

Advertising Costs

Advertising costs are expensed as incurred and include marketing activities, demand generation, events, public relations and brand-building activities. Advertising costs for the years ended December 31, 2020, 2019 and the nine months ended September 2021 (unaudited), amounted to $258, $113 and $249, respectively, and are included in sales and marketing expenses in the Consolidated Statements of Comprehensive Loss.

Net Loss Per Share Attributable to Shareholders

The Company’s basic net loss per share is calculated by dividing net loss attributable to Shareholders by the weighted-average number of shares of Ordinary Shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of Ordinary Shares are anti-dilutive.

The potentially dilutive options to purchase Ordinary Shares that were excluded from the computation amounted to 1,278,954, 3,059,281 and 5,303,743 for the years ended December 31, 2020, 2019 and for the nine months ended September 2021 (unaudited), respectively.

Research and Development Costs, Net

Research and development costs, net of grants received, are charged to the statements of operations as incurred.

Share-Based Compensation

Service-based awards

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the grant date using an option-pricing model (“OPM”).

The Company selected the Black-Scholes-Merton OPM as the most appropriate fair value method for its options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon similar companies in the market, until sufficient historical data will be available. The expected term of options granted is calculated based upon the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 2: - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The fair value of Ordinary Shares underlying the options has historically been determined by management and approved by the Company’s Board of Directors. Because there has been no public market for the Company’s Ordinary Shares, the management has determined fair value of an Ordinary Share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying Ordinary Shares will be determined by the management until such time as the Company’s Ordinary Shares are listed on an established stock exchange.

In order to estimate fair value of the Company’s Ordinary Shares, management used a third-party valuation expert. The methodology which was used for years 2020 and 2019 was based on the OPM model while for the nine months period ended September 2021 the methodology was based on a hybrid model. This model utilized the Market Approach and the Current Value Method for different scenarios.

The Company recognizes compensation cost for options and share awards that have a graded vesting schedule on an accelerated attribution method for the awards. Forfeitures are accounted for as they occur. For Equity-based Payment to Non-Employees, refer to note 2 (Recently Issued Accounting Pronouncements).

Market-based awards

The Company has granted for certain executive officers of the Company mainly options that vest based on the Company’s value increase matrix. The market-based conditions reflect specific valuation that needs to be met in order to have the grant vested.

For market-based awards, the Company determines the grant-date fair value utilizing a Monte Carlo simulation model, which incorporates various assumptions including expected share price volatility, risk- free interest rates, expected exercise behavior for vested options. The Company estimates the volatility of the ordinary shares on the date of grant based on the historical stock price volatility of comparable publicly traded companies. Because the option does not qualify as “plain vanilla” per SEC Staff Accounting Bulletin 107, the expected term cannot be estimated based on the simplified model described in the Bulletin. In order to address the term, the Monte Carlo simulation model includes an assumption about the price level at which vested options are expected to be exercised (the “Sub Optimal Exercise” factor). The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The rate used is based on the expected term of the option.

The Company recognizes compensation expenses for the value of its market-based awards based on the accelerated attribution method over the estimated requisite service period of each of the awards. The Company has determined that there is no explicit or implicit service period for the awards, and therefore the requisite service period is based on the derived service period. The derived service period is the term calculated in the Monte Carlo valuation model as described above. The derived service period is the median duration of the simulated price paths in which the option tranche vests, which is determined by the above assumptions.

Legal Contingencies

From time to time, the Company or its subsidiary become involved in legal proceedings or are subject to claims arising in the ordinary course of business. Such matters are generally subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss.

Taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 2: - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, “Income Taxes”. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, as needed, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.

Inventory

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. In 2020 and 2019 no write-offs were recorded; in the nine month period ended September 2021 (unaudited), write-offs were recorded in amount of $1.

Cost is determined as follows:

Raw materials and components — mainly using the “first-in, first-out” method.

Work-in-progress — raw materials as above with the addition of overhead costs.

The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or net realizable value in accordance with ASC No. 330-10-35, “Inventory”. Charges for obsolete and slow-moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow-moving inventory items. These assessments consider various factors, including historical usage rate, technological obsolescence, estimated current and future market values and new product introduction. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to the Company’s proposed Initial Public Offering (‘IPO”). Upon consummation of the IPO, the deferred offering costs will be reclassified to shareholders’ (deficit) equity and recorded against the proceeds from the offering. In the event the offering is aborted, deferred offering costs will be expensed. The Company capitalized $1,407 of deferred offering costs within other assets, noncurrent in the consolidated balance sheets as of the nine months ended September 30, 2021. No offering costs were capitalized as of December 31, 2020 and 2019.

Fair Value of Financial Instruments

ASC 820, “Fair Value Measurements and Disclosures”, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 2: - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The carrying amounts of cash and cash equivalents, restricted cash, prepaid expenses and other current assets, employees and payroll accruals, trade payables, accrued expenses and other current liabilities, approximate their fair value due to the short-term maturities of such instruments.

For the purpose of the Company’s SAFE valuation, as of December 31, 2020, the Company’s management assumed the same probabilities of realization for each scenario mentioned in the SAFEs (equity financing, liquidity event and dissolution), and that no significant changes have occurred in the Company’s valuation. Therefore, as of December 31, 2020, the method used to value the SAFEs was the cost approach, and the Company’s assessment of the SAFEs includes an assessment using Level 3 inputs.

As of September 30, 2021, for the purpose of the Company’s SAFE valuation, and of the nine months ended September 30, 2021, the Company’s management used the Hybrid Method, based on the following scenarios:

1.      Scenario 1 — Mergers & Acquisitions (“M&A”) – According to management, the probability of the occurrence of this event is 25%. Since the Company is not profitable and cash flow projections are highly uncertain, for the purpose of this Valuation Analysis, the Company utilized the Market Approach.

2.      Scenario 2 — IPO — According to management, the probability of an IPO to occur within 3 months following the valuation date is 75%. The Current Value Method was used under this scenario.

3.      Scenario 3 — Termination — According to management, the probability for a termination event is 0%.

The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:

	As of December 31, 2020
	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities
SAFE Liability	$2,362	$—	$—	$2,362

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 2: - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	As of September 30, 2021
	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities
SAFE Liability	$30,624	$—	$—	$30,624
SAFE Liability
Balance as of December 31, 2019	$—
Issuance of SAFE liability	2,362
Change in fair value	—
Balance as of December 31, 2020	$2,362
Issuance of SAFE liability	14,767
Change in fair value	13,495
Balance as of September 30, 2021	30,624

The Company considers the fair value of the SAFEs to be a Level 3 measurement as the fair value is estimated using significant unobservable inputs. The fair value of the SAFEs was measured using the Hybrid Method. Inputs used to determine the estimated fair value of the SAFEs include the probabilities weighting of each scenario mentioned above, expected time to liquidity, equity volatility based on comparable companies, risk-free interest rate and assumptions related to the Company’s equity value and projected revenues. Significant inputs for Level 3 fair value measurement at September 30, 2021 are as follows:

	M&A	IPO
Key assumptions:
Probability weighting	25%	75%
Time to liquidity (in years)	1	0.25
Volatility	68.30%	Not applicable
Risk-free interest rate	2.02%	2.02%
Equity value (in thousands)	$358,845	$400,000 *

____________

*        Expected equity value

Recently Adopted Accounting Pronouncements

As an “Emerging Growth Company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

Recently Issued Accounting Pronouncements

In November 2016, the FASB issued ASU No. 2016-18, which provides guidance on the treatment of restricted cash in the statements of cash flows. Amounts generally described as restricted cash and restricted cash equivalents should be included with the cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The guidance is effective for the fiscal years beginning January 1, 2019; including interim periods within that year (early adoption is permitted). The Company retrospectively adopted the guidance starting January 1, 2019.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 2: - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In September 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services and aligns most of the guidance on such payments to the nonemployees with the requirements for share-based payments granted to employees. The guidance is effective beginning January 1, 2020, and interim periods in fiscal years beginning January 1, 2021, using a modified retrospective approach. Early adoption is permitted. The Company adopted the guidance as of January 1, 2019, the adoption of the standard did not have a material impact on the consolidated statements of operations.

In February 2016, the FASB issued ASU 2016-02, “Leases,” related to how an entity should recognize lease assets and lease liabilities. The guidance specifies that an entity that is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued an update, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. The new standard becomes effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. The standard requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In September 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

NOTE 3: - SAFE LIABILITY

The Company entered into Simple Agreements for Future Equity (“SAFEs”), with several existing shareholders and new investors, pursuant to which the Company issued to the investors the right to acquire certain shares of its share capital in exchange for payment by the investors, subject to certain terms and conditions. During 2020, a total of approximately $2,362 was raised through SAFEs.

As of December 31, 2020, an aggregate amount of $2,200, which represents a significant majority of the 2020 SAFEs, do not contain a valuation cap, applicable in the case of a Liquidity Event (as defined below), and a 15% discount conversion rate (“Discount Rate”), in the event of an equity financing in which the Company issues and sells shares of equity for proceeds of at least $20,000 (“Equity Financing”). The SAFEs contain certain conversion triggers which provide for the conversion of the investment into ordinary shares in the event of: (i) an Equity Financing or (ii) either a change of control transaction or an initial public offering, whichever occurs sooner, which in each case is referred to as a Liquidity Event. In the event of a conversion, the conversion price is calculated as either: (i) in the case of an Equity Financing (or a Liquidity Event in respect of those SAFEs that do not have a valuation cap), the price per share of the ordinary shares sold in connection with the Equity Financing less the Discount Rate, and (ii) in the case of a Liquidity Event for those SAFEs with a valuation cap, the price per ordinary share equal to the pre-money valuation cap divided by the Company’s outstanding capitalization in effect immediately prior to the Liquidity Event, calculated

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 3: - SAFE LIABILITY (cont.)

on an as-converted and fully diluted basis. Upon the occurrence of a Liquidity Event, the SAFEs also provide the investors with the option to be repaid in cash for their investment pursuant to the SAFEs, without interest, rather than receive ordinary shares through a conversion (“the 2020 detailed terms”).

The SAFEs were initially and subsequently measured at fair value with change in fair value recognized in earnings based on the following analysis:

The SAFEs were first evaluated under ASC 480-10 “Distinguishing Liabilities from Equity”. Each SAFE was determined to be a freestanding financial instrument since it was entered into separately and apart from any of the Company’s other financial instruments or equity transactions. In addition, each SAFE is legally detachable and separately exercisable.

The SAFEs are liabilities pursuant to ASC 480-10-25-8 since the SAFEs embody an obligation that is indexed to an obligation to repurchase the Company’s shares (the Company may be obligated to repurchase the SAFEs if a change in control occurs, which is not under the Company’s control). Under a change in control scenario, the holders of the SAFEs can choose the settlement method and can require the Company to transfer assets. Therefore, the SAFEs are required to be initially and subsequently measured at fair value with change in fair value recognized in earnings pursuant to ASC 480-10-30-7 and ASC 480-10-35-5.

The Company did not assess the SAFEs for embedded derivatives since any recognized derivatives shall not be separated from the SAFEs pursuant to ASC 815-15-25-1(b), as the SAFEs are measured at fair value through earnings.

For the purpose of the valuation analysis, as of December 31, 2020, the SAFEs were issued at different times during the period from June 2020 to October 2020 with similar terms, as described above. Each issuance was to new investors and not under a preexisting commitment of the Company to issue the SAFEs. Therefore, the Company determined that as of October 2020, the value of all the previous SAFE instruments is the value that the new investors paid in October 2020.

The Company continued to raise funds through SAFEs subsequent to December 31, 2020, as describe below, and the Company’s management expected no change from October 2020 to December 31, 2020 in the probabilities of realization for any scenario mentioned in the SAFEs (equity financing, liquidity event and dissolution).

As of December 31, 2020, management concluded that the probabilities of realization for each scenario mentioned in the SAFEs (equity financing, liquidity event and dissolution) were equal because there were no facts or circumstances on which management could reasonably base a determination that the occurrence of one scenario would be more likely than another scenario.

As of December 31, 2020, management believes that the cost approach is the most appropriate method under the provisions of ASC 820-10-35 to determine the fair value of the SAFEs at December 31, 2020 because each SAFE was entered into between a willing buyer and a willing seller, resulting in its cost representing the fair value as of its issuance date. In future periods, the Company may consider using a different approach, depending on the circumstances.

Additionally, no significant change occurred following the SAFEs respective issuance dates that would have impacted upon the foregoing determination; therefore, management believes that the cost represents the SAFEs fair value as of December 31, 2020.

For the foregoing reasons, management concluded that the fair value of the respective SAFEs did not change during the period from July 2020 to December 31, 2020.

During 2020, a total amount of $2,362 was raised. During 2021, the Company adjusted the 2020 SAFEs terms and added a cap of $200,000.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 3: - SAFE LIABILITY (cont.)

During January through April 2021, an additional amount of $12,638 was raised under the SAFE, according to the following terms:

1.      Valuation cap of $200,000 applicable in the case of a Liquidity Event (as defined above)

2.      A 15% discount conversion rate (Discount Rate — as defined above)

The rest of the SAFEs conditions are similar to the 2020 detailed terms.

On April 26, 2021, a SAFE agreement between the Company and an investor was signed (“the April 2021 SAFE”). According to the agreement, the investor will invest $1,500 in exchange for a SAFE. In addition, the investor will invest an additional $3,500, if certain conditions will be met by the Company including the occurrence of an IPO prior to January 1, 2022. The April 2021 SAFE agreement was measured at fair value through earnings. The April 2021 SAFE additional conditions were the same as those included in the SAFEs issued during May through September 2021.

During May through September 2021, SAFEs in amount of $629 were signed and paid to the Company, according to the following terms:

1.      Valuation cap of $625,000 applicable in the case of a Liquidity Event (as defined above)

2.      A 25% discount conversion rate (Discount Rate — as defined above)

The rest of the SAFEs conditions are similar to the 2020 detailed terms.

See Note 11 regarding additional SAFEs signed after the reporting date.

See Note 2 regarding SAFE remeasurements.

NOTE 4: - COMMITMENTS AND CONTINGENCIES

a.      Royalties to the Israel Innovation Authority (“IIA”):

Under the Company’s research and development agreements with the IIA and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-3.5% of sales of products developed with funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, totals to $ 1,038, linked to the dollar including accrued interest at the LIBOR rate. The Company is obligated to repay the IIA for the grants received only to the extent that there are sales of the funded products. As of September 30, 2021, the Company has not paid any royalties with respect to the IIA grants because it has not yet generated revenues.

b.      Operating lease commitments:

During 2017 the Company entered into an operating lease agreement, according to which the paid rent started August 2018. Future minimum annual payments under non-cancellable operating leases for the period remaining subsequent to December 31, 2020, are as follows:

Year ended December 31,	Rental of premises
2021	$608
2022	608
2023	203
Total	$1,419

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 4: - COMMITMENTS AND CONTINGENCIES (cont.)

In January 2020, the Company signed a sublease agreement for annual consideration of approximately $240. This agreement ended in August 2021.

In August 2021, the Company signed a new sublease agreement for annual consideration of approximately $280 which ends on August 31, 2022. The total lease expenses for the nine months period ended September 30, 2021 amount to $496.

c.      Tax gross-up:

The Company granted the Company’s founder and the former Chief Executive Officer, currently its Chief Innovation Officer, 346,575 options which can be exercised under certain terms. The Company agreed to pay all tax expenses related to these options upon their exercise once certain terms are met.

As of September 30, 2021 such 346,575 options were exercisable pursuant to their terms, hence the Company accrued the tax undertaking amount of $5,760 based on its Ordinary share price per share (or “PPS”) valuation as of September 30, 2021.

d.      Performance-based compensation:

Certain executive officers of the Company are entitled to future option allocation based on the Company’s value increase matrix.

NOTE 5: - CONSOLIDATED BALANCE SHEET COMPONENTS

a.      Other accounts receivable

Other accounts receivable consisted of the following:

	September 30, 2021	December 31, 2020	December 31, 2019
	(Unaudited)
Government authorities	$122	$92	$53
Advances to vendors	71	39	—
Prepaid expenses	108	87	94
Other	55	26	—
	$356	$244	$147

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 5: - CONSOLIDATED BALANCE SHEET COMPONENTS (cont.)

b.      Property and equipment, net:

Composition of property and equipment is as follows:

	September 30, 2021	December 31, 2020	December 31, 2019
	(Unaudited)
Cost:

Office furniture and equipment	$482	$453	$456
Leasehold improvements	439	439	439
Electronic equipment*	580	304	62
Computers and software	672	636	479
	2,173	1,832	1,436

Office furniture and equipment	131	101	67
Leasehold improvements	144	111	66
Electronic equipment	64	46	34
Computers and software	520	446	334
Accumulated depreciation	859	704	501
Depreciated cost	$1,314	$1,128	$935
____________ * Including down payments on account of production equipment in the amount of $260.

Depreciation expenses for the nine months ended September 30, 2021, and for the years ended December 31, 2020 and 2019 were $155, $203 and $182 respectively.

c.      Other accounts payable:

Other accounts payable consisted of the following:

	September 30, 2021	December 31, 2020	December 31, 2019
	(Unaudited)
Employees and payroll accruals	$481	$466	$396
Accrued expenses	527	47	162
Accrued vacation and recuperation	240	315	180
Other	225	168	90
Accrued liability	5,895	—	—
	$7,368	$996	$828

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 6: - NET LOSS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to Shareholders for the periods presented:

	Nine months ended September 30,		December 31, 2020	December 31, 2019
	2021	2020
	(Unaudited)
Numerator:
Net loss	$34,345	$7,829	$11,244	$11,500

Total loss attributable to Shareholders, for basic net loss per share	$34,345	$7,829	$11,244	$11,500

Denominator:
Weighted-average shares used in computing net loss per share attributable to Shareholders, basic and diluted	16,902,713	16,459,542	16,566,543	14,245,367

Net loss per share:
Net loss per share attributable to Shareholders, basic and diluted	$(2.032)	$(0.476)	$(0.679)	$(0.807)

NOTE 7: - SHAREHOLDERS’ DEFICIT

a.      The share capital consists of Ordinary Shares of NIS 0.01 par value each (the “Ordinary Shares”):

	September 30, 2021		December 31, 2020		December 31, 2019
	(unaudited)
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary Shares	40,000,000	15,387,735	40,000,000	15,326,951	20,000,000	14,042,424

b.      Issuance of shares:

During May 2018, the Company entered into a share purchase agreement with investors to issue Ordinary Shares (the “SPA”). Under the SPA, which closed in March 2020, the Company issued 1,261,170, 2,652,350 and 509,658 Ordinary Shares during 2020, 2019 and 2018 for total consideration of $7,131, $11,702 and $6,175, respectively. A total of $1,050 of this amount was subscribed for in 2019 and received in 2020.

During 2020, three of the Company’s consultants had exercised their options to purchase 23,357 Ordinary Shares in consideration of $24.

During the nine month period ended September 30, 2021, one of the members of the Company’s Board of Directors had exercised his options to purchase 60,784 Ordinary Shares in consideration of $117.

Each Ordinary Share confers on its holder the rights to receive notice of, and to participate and vote in, all meetings of the shareholders, to receive dividends, to participate in the distribution of the surplus assets and funds of the Company in the event of the liquidation, dissolution or winding up of the Company, all, as set forth in the Company’s Articles of Association and subject to applicable law.

c.      Warrants to investors:

On December 13, 2018, the Company offered all its shareholders the right to purchase 2,000,000 of its Ordinary Shares in a number equal to each shareholder’s pro-rata holdings (the “Warrants”), with an exercise price per share of:

Until January 15, 2019: $ 12.116

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 7: - SHAREHOLDERS’ DEFICIT (cont.)

Starting January 16, 2019: $ 20.0

The exercise period of the Warrants initially was to end on December 31, 2019 but was automatically extended thereafter for successive periods of three months each, until the occurrence of an early expiration event under the Warrants or until terminated by resolution of the Company’s Board of Directors.

Until December 31, 2019, Warrants to purchase 1,639,808 shares were issued. None have been exercised.

On March 30, 2020, the Company’s Board of Directors terminated the exercise period of the Warrants.

d.      Former Chief Executive Officer’s options:

During the years 2012 through 2017, the Company’s Board of Directors authorized the issuance of 1,501,400 options to the Company’s former Chief Executive Officer. The options granted are fully vested at each grant date and are exercisable for the Company’s Ordinary Shares for a period of 10-20 years with an exercise price of NIS 0.01 (approximately $0.0026).

On September 30, 2020, the Company’s Board of Directors authorized the issuance of an additional 48,629 fully vested options to the Company’s former Chief Executive Officer for a period of 10 years with an exercise price of NIS 0.01 (approximately $0.003).

e.      Share Option Plan:

On December 2015, the Board of Directors of the Company adopted the Plan, which provides for the grant of up to 1,000,000 options to purchase Ordinary Shares of the Company to employees, officers, directors and consultants of the Company. During 2020 and 2019, the pool of options to purchase Ordinary Shares under the Plan was increased to 2,950,000 and 1,700,000, respectively.

Options granted under the Plan expire 10 years from the date of grant.

The options generally vest 25% on the first anniversary of vesting start date and 6.25% at the end of each subsequent quarter over the course of the following three years.

The Company’s Board of Directors determined the fair value of Ordinary Shares, based on valuations performed using the OPM for the years 2020 and 2019.

On April 28, 2021 the Board of Directors of the Company adopted amendments to the plan. The main amendment was a cashless exercise mechanism.

During the nine months ended September 30 2021, the Company’s Board of Directors determined the fair value of ordinary shares based on third party valuation, using a hybrid method. The method utilized the Market Approach the Current Value Method for different scenarios. In addition, the Monte Carlo methodology was used to value an allocation done on April 25, 2021 of market based options.

The fair value for options granted to employees are estimated at the date of grant with the following weighted average assumptions:

	September 30, 2021	December 31, 2020	December 31, 2019
	(unaudited)
Risk free interest	0.09%	1.49%	1.81%
Dividend yields	—	—	—
Volatility	38.7%	62.5%	55.5%
Expected term (in years)	8.19	8	5.72

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 7: - SHAREHOLDERS’ DEFICIT (cont.)

On July 13, 2021, the Company entered into an Employment Agreement with a new Chief Executive Officer. According to the agreement, the Chief Executive Officer shall receive, an Option to purchase Ordinary Shares equal to three and one-quarter percent (3.25%) of the issued and outstanding Ordinary Shares of the Company on a fully diluted basis as of the Start Date, with such Ordinary Shares to vest and become exercisable in accordance with the following schedule: 25% equity incentive with a one year cliff vest and with full vesting over 4 years as defined in the Employment.

3.25% of the current and outstanding shares as of the Effective Date is equal to 620,000 shares.

The Option shall be subject to accelerated vesting upon a Change of Control (as defined in section d(1) of the Employment Agreement) and such other accelerated vesting as provided in the Employment Agreement or the Plan (2015).

In the event that the Company closes a new funding round and receives at least $10,000 from such funding round after the Start Date and on or prior to the ninety day anniversary of the start date, the Executive shall receive an additional option (the “Top-Up Option”) to purchase an additional number of Ordinary Shares so that, after taking into account such new funding round, the Ordinary Shares subject to the Option and the Top-Up Option together represent 3.25% of the Ordinary Shares of the Company on a fully diluted basis as of the date of the funding of such round. The Top-Up Option shall be subject to all the same terms and conditions as the Option, including but not limited to the vesting schedule set forth above (i.e., the Equity Grant Date shall be the first vesting date and not the anniversary of the Top-Up Option grant date) provided, however, that the exercise price of the Top-Up Option shall be equal to the fair market value per Ordinary Share as of the date of grant of the Top-Up Option as determined by the Board in good faith.

f.       Summary of the Company’s total share option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value ($)
Outstanding as of January 1, 2019	2,783,469	1.3533	4,869,465

Granted	241,878	7.4344
Exercised	—	—
Forfeited	104,474	3.7536

Outstanding as of December 31, 2019	2,920,873	1.7537	11,392,125

Granted	81,643	4.3487
Exercised	23,357	0.9773	107,767
Forfeited	150,176	2.5057

Outstanding as of December 31, 2020	2,828,983	1.7692	19,432,899
Exercisable options as of December 31, 2020	2,466,642	1.0354	18,752,977

Granted	2,409,520	6.125	—
Exercised	(60,784)	1.93	(117,313)
Forfeited	(104,274)	3.056	—

Outstanding as of September 30, 2021 (unaudited)	5,073,445	4.011	61,459,779

Exercisable options as of September 30, 2021 (unaudited)	3,055,288	2.292	41,270,568

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 7: - SHAREHOLDERS’ DEFICIT (cont.)

The weighted average remaining contractual life of the outstanding options as of September 30, 2021 (unaudited), December 31, 2020 and 2019 are 9.06 years, 9.06 years and 9.6 years, respectively.

The weighted average grant-date fair value of options granted during the nine months ended September 30, 2021 (unaudited), and for the years ended December 31, 2020 and 2019 were $8.63, $6.943 and $1.86 per share, respectively.

As of December 31, 2020, and as of the nine months ended September 30, 2021 (unaudited), there were $463 and $344 of total unrecognized compensation cost related to non-vested options granted under the Plan, respectively. These costs are expected to be recognized over a weighted-average period of approximately 1 year.

NOTE 8: - SELECTED STATEMENT OF OPERATIONS DATA

	Nine months ended September 30,		Year ended December 31
	2021	2020	2020	2019
	(unaudited)
Financial expenses (income):

Foreign currency translation adjustment, net	$(2)	$(66)	$(56)	$58

Financial expenses:

SAFE revaluation	13,495	—	—	—
Bank fees	19	13	26	20
Financial expenses, net	$13,512	$(53)	$(30)	$78

NOTE 9: - TAXES ON INCOME

a.      Tax laws applicable to the Company and the Subsidiary:

Nuvo Group Ltd. is taxed under the Israeli income tax laws. The Israeli corporate income tax rate was 23% in 2019 and thereafter. The Company’s subsidiary in the U.S. is subject to U.S. federal tax at the flat rate of 21% in 2019 and thereafter.

The Company’s subsidiary is separately taxed under the domestic tax laws of the jurisdiction of incorporation of the state of Delaware.

b.      Net operating losses carry forward:

Nuvo Group Ltd. has accumulated losses for tax purposes in Israel of approximately $45,718 and $31,800 as of December 31, 2020 and 2019 respectively which may be carried forward and offset against future taxable income for an indefinite period. The Subsidiary has accumulated losses for tax purposes of $847 and $898 as of December 31, 2020 and 2019 respectively.

c.      Tax assessments:

As of December 31, 2020, the Company had open tax years for the periods between 2012 and 2015 in Israel.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 9: - TAXES ON INCOME (cont.)

d.      Deferred taxes:

The Company has provided a full valuation allowance against deferred tax assets in the Company’s financial statements for the years ended December 31, 2020 and 2019 for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2020, and 2019 the Company has provided a full valuation allowance in respect of deferred tax assets. Management currently believes that it is more likely than not that the deferred tax regarding the tax losses carry forwards and other temporary differences will not be realized in the foreseeable future.

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred tax assets:

Net operating losses carryforward	$10,709	$7,491
Research and development expenses	1,637	1,667
Other temporary differences	145	106

Deferred tax assets before valuation allowance	12,491	9,264
Valuation allowance	(12,491)	(9,264)

Total deferred tax assets	—	—

Total deferred tax liabilities	—	—

Deferred tax assets, net	$—	$—

e.      A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2020	2019
Loss before tax as reported at the consolidated statement of operations	$11,244	$11,500

Statutory tax rate	23%	23%

Theoretical tax benefit	2,586	2,645

Non-deductible expenses and other permanent differences	12	12
Share-based compensation	240	360
Change in valuation allowance	(3,227)	(2,886)
Exchange rate differences	381	(228)
Other	8	97
Total tax expenses	$—	$—

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except of share and per share data)

NOTE 10: - RELATED PARTY TRANSACTIONS

a.      The Company has a service arrangement with a financial services firm in which its CFO is a partner.

During the years ended December 31, 2020, 2019 and the nine months ended September 30, 2021, the Company received accounting services for total consideration of $105, $41 and $102, respectively.

b.      During the nine months ended September 30, 2021, several board members invested a total amount of $500 in SAFE. During 2020 and 2019 several board members invested a total amount of $400 and $186 in the Company’s Ordinary Shares. See also Note 7b.

On August 17, 2020 one of the Company’s directors signed a consulting agreement with the Company, according to which he is entitled to a future options allocation based on the Company’s valuation matrix. During October 2021 the director resigned from the Company’s Board of Directors and gave up all his right.

NOTE 11: - SUBSEQUENT EVENTS

a.      During October and November 2021, the Company entered into additional SAFE agreements in amount of $25,750 out of which, $24,650 were received as of November 14, 2021 under a dedicated Escrow account. According to the Escrow agreement, these amounts will be released from the Escrow account to the Company account upon the IPO. The terms of those SAFE are similar to the SAFEs which were signed following April 26, 2021 except for the following:

1.      the definition of Equity Financing contemplates an equity offering, including an initial public offering, of at least $30,000.

2.      instead of a Liquidity Event as a trigger for conversion, a conversion triggering event upon a Change of Control.

In December 2021, the Company and investors representing approximately 89% of the SAFEs entered into during October and November of 2021 executed amendments to such SAFEs, pursuant to which such investors agreed (i) to revise the definition of Equity Financing to contemplate an equity offering, including an initial public offering, regardless of the aggregate offering size and (ii) that upon consummation of an initial public offering, such as this offering, the funds held in escrow representing the purchase price of such SAFEs shall be released to the Company. Any investors of the SAFEs entered into during October and November of 2021 that do not execute an amendment to such SAFE will receive its investment from escrow in cash on December 31, 2021 under such SAFE.

This offering will constitute (i) a Liquidity Event under the SAFEs entered into prior to April 26, 2021, and the investors will be entitled to receive either a cash repayment (without interest) or the Company’s ordinary shares at their discretion, and (ii) an Equity Financing under the SAFEs entered into on and after April 26, 2021, and the applicable investor will be entitled to receive the Company’s ordinary shares, in each case pursuant to the terms of the SAFEs.

b.      On November 17, 2021, the Company entered into an agreement with its former Chief Executive Officer, who is the Company’s current Chief Innovation Officer (“CIO”), pursuant to which, the Company agreed to issue to the CIO options to purchase 346,575 ordinary shares at an exercise price of NIS 0.01. In exchange for the issuance of the foregoing options, the CIO agreed to waive the Company’s previously agreed obligation to pay any taxes resulting from the exercise of 346,575 options granted to him as part of the Company’s December 2014 financing round and any taxes resulting from the sale of those options. In addition, the Company agreed to reimburse the CIO for expenses related to a tax ruling in connection with Company’s securities previously granted to him. As detailed in note 4, as of September 30, 2021, the Company accrued a liability of approximately $5,760. in respect of the said agreed undertaking.

c.      The Company has evaluated subsequent events from the balance sheet date through November 23, 2021, the date at which the consolidated financial statements were available to be issued.

d.      All share and per share information in these financial statements is presented pre-split and has not given effect to the 1-1.20528932832588 share split.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Nuvo Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nuvo Group Ltd. and its subsidiary (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1d to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1d. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2013.

Tel-Aviv, Israel

October 1, 2021

NUVO GROUP LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$838	$1,384
Restricted cash		93	87
Inventory		166	—
Other accounts receivable	3	244	147
Total current assets		1,341	1,618

NON-CURRENT ASSETS:
Severance pay fund		146	106
Restricted cash		296	275
Property and equipment, net	4	1,128	935
Total assets		$2,911	$2,934

CURRENT LIABILITIES:
Trade payables		$426	$1,030
Other accounts payable	5	996	828
Total current liabilities		1,422	1,858

NON-CURRENT LIABILITIES
SAFE liability	6	2,362	—
Accrued severance pay		343	296
Total non-current liabilities		2,705	296

COMMITMENTS AND CONTINGENT LIABILITIES	7

SHAREHOLDERS’ EQUITY	8
Ordinary Shares of NIS 0.01 par value - Authorized: 40,000,000 and 20,000,000 shares at December 31, 2020 and 2019, respectively. Issued and outstanding: 15,326,951 shares and 14,042,424 shares at December 31, 2020 and 2019, respectively;		39	35
Additional paid-in capital		53,673	44,429
Accumulated deficit		(54,928)	(43,684)
Total shareholders’ equity (deficit)		(1,216)	780
Total liabilities and shareholders’ equity (deficit)		$2,911	$2,934

The accompanying notes are an integral part of the consolidated financial statements.

NUVO GROUP LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share data)

		Year ended December 31,
	Note	2020	2019
Operating expenses:
Research and development, net		$6,876	$7,361
Sales and marketing		1,505	1,483
General and administrative		2,893	2,577
Operating loss		11,274	11,421
Financial income (expenses), net		30	(79)
Total comprehensive loss		$11,244	$11,500
Net loss per share attributable to Shareholders, basic and diluted	10	$(0.679)	$(0.807)
Weighted-average share used in computing net loss per share attributable to Shareholders, basic and diluted	10	16,566,543	14,245,367

The accompanying notes are an integral part of the consolidated financial statements.

NUVO GROUP LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid-in capital		Accumulated deficit	Total
	Number	Amount
Balance at January 1, 2019	11,390,074	$28	$32,220		$(32,184)	$64

Issuance of Ordinary Shares	2,652,350	7	*	*10,645	—	10,652
Share-based compensation	—	—	1,564		—	1,564
Comprehensive loss	—	—	—		(11,500)	(11,500)
Balance at December 31, 2019	14,042,424	$35	$44,429		$(43,684)	$780

Issuance of Ordinary Shares	1,261,170	4	8,177		—	8,181
Exercise of options	23,357	*	25		—	25
Share-based compensation	—	—	1,042		—	1,042
Comprehensive loss	—	—	—		(11,244)	(11,244)
Balance at December 31, 2020	15,326,951	$39	$53,673		$(54,928)	$(1,216)

____________

*        Less than $1 thousand.

**      Net of receivable on account of shares of $1,050 — see Note 10b.

The accompanying notes are an integral part of the consolidated financial statements.

NUVO GROUP LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(11,244)	$(11,500)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	203	182
Share-based compensation	1,042	1,564
Increase in inventory	(166)	—
Decrease (increase) in other accounts receivable	(97)	211
Decrease in trade payables	(604)	(619)
Increase in other accounts payable	168	66
Increase in accrued severance pay, net	7	8
Net cash used in operating activities	(10,691)	(10,088)

Cash flows from investing activities:
Purchase of property and equipment	(396)	(61)
Net cash used in investing activities	(396)	(61)

Cash flows from financing activities:
Proceeds from exercise of Options	25	—
Issuance of Ordinary Shares	8,181	10,652
Issuance of SAFE liability	2,362	—
Net cash provided by financing activities	10,568	10,652
(Decrease) increase in cash and cash equivalents and restricted cash	(519)	503
Cash, cash equivalents and restricted cash at the beginning of the year	1,746	1,243
Cash, cash equivalents and restricted cash at the end of the year	$1,227	$1,746

Non-cash activities:
Receivables on account of shares	$—	$1,050

The accompanying notes are an integral part of the consolidated financial statements.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1: - GENERAL

a.      Nuvo Group Ltd. (the Company) was incorporated under the laws of Israel and commenced operations in June 2006.

b.      The Company is engaged in research, development and marketing of innovative medical devices for pregnancy monitoring.

c.      On May 27, 2009 the Company established a wholly-owned subsidiary under the laws of the state of Delaware, Nuvo Group USA, Inc. (the Subsidiary), which provides distribution services under an intercompany distribution agreement with the Company.

Substantially all of the Company’s long-lived assets as of December 31, 2019 and 2020 are located in Israel.

d.      Since its inception, the Company has incurred operating losses. The Company has a working capital deficiency of $81 as of December 31, 2020. During the year ended December 31, 2020, the Company used cash in operating activities of $10,691 and incurred a net loss of $11,244. The Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the issuance of the consolidated financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue to operate is dependent upon additional financial support of existing investors until profitability is achieved. The Company’s management believes that sufficient funds will be available from existing or additional investors, to provide the necessary liquidity to meet the Company’s financial needs. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets, or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

For additional information, see Note 12.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

a.      Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, income tax uncertainties, share-based compensation cost and fair value measurement of Simple Agreement for Future Equity (“SAFE”) liability. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.      Consolidated financial statements in U.S. dollars:

The Company’s financing rounds and Share Purchase Agreements are denominated in United States dollars (“Dollars” or “U.S. dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”.

Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income, net, in the period in which the currency exchange rates change.

c.      Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Nuvo Group USA, Inc., intercompany balances and transactions have been eliminated upon consolidation.

d.      Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less, when purchased.

e.      Restricted cash:

Restricted cash primarily invested in highly liquid deposits, to secure obligations under our operating lease agreements and to secure Company-issued credit cards.

The following table provides a reconciliation of the cash and cash equivalents balances reported on the balance sheets and the cash, cash equivalents and restricted cash balances reported in the statements of cash flows:

	December 31,
	2020	2019
	(In thousands)
Cash and cash equivalents, as reported on the balance sheets	$838	$1,384
Restricted cash, as reported on the balance sheets	93	87
Restricted cash in other long-term assets, as reported on the balance sheets	296	275
Cash, cash equivalents, and restricted cash, as reported in the statements of cash flows	$1,227	$1,746

f.       Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers, peripheral equipment and software	33
Office furniture and equipment	6 – 15
Electronic equipment	12 – 25
Leasehold improvements	10

g.      Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant, and Equipment- Subsequent Measurement,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In 2020 and 2019, no impairment losses were recorded.

h.      Severance pay:

Pursuant to Section 14 of Israel’s Severance Compensation Law, 1963 (“Section 14”), all of the Company’s employees, apart from the Chief Executive Officer, are included under this section and entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheets, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership on the amounts deposited.

i.       Warrants to purchase Ordinary Shares:

Warrants to purchase the Company’s Ordinary Shares for a fixed number of shares and contain an explicit share limit are presented as equity. See also note 8c.

j.       Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and restricted cash.

Cash and cash equivalents are invested in a major bank in Israel and the United States. Generally, these cash equivalents may be redeemed upon demand and, therefore, management believes that they bear lower risk.

k.      Advertising costs:

Advertising costs are expensed as incurred and include marketing activities, demand generation, events, public relations and brand-building activities. Advertising costs for the years ended December 31, 2019 and 2020 amounted to $113 and $258, respectively, and are included in sales and marketing expenses in the Consolidated Statements of Comprehensive Loss.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

l.       Net loss per share attributable to Shareholders:

The Company’s basic net loss per share is calculated by dividing net loss attributable to Shareholders by the weighted-average number of shares of Ordinary Shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of Ordinary Shares are anti-dilutive.

The potentially dilutive options to purchase Ordinary Shares that were excluded from the computation amounted to 1,278,954 and 3,059,281 for the years ended December 31, 2020 and 2019, respectively.

m.     Fair value of financial instruments:

ASC 820, “Fair Value Measurements and Disclosures”, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, prepaid expenses and other current assets, employees and payroll accruals, trade payables, accrued expenses and other current liabilities, approximate their fair value due to the short-term maturities of such instruments.

For the purpose of the Company’s SAFE valuation, as of the balance sheet date, the Company’s management assumed the same probabilities of realization for each scenario mentioned in the SAFEs (equity financing, liquidity event and dissolution). Therefore, the method used to value the SAFEs was the cost approach, as of December 31, 2020. The Company’s assessment of the SAFEs includes an assessment using Level 3 inputs.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table presents information about our financial instruments that are measured at fair value on a recurring basis (in thousands):

	As of December 31, 2020
	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities
SAFE Liability	$2,362	$—	$—	$2,362
SAFE Liability
Balance as of December 31, 2019	$—
Issuance of SAFE liability	2,362
Change in fair value	—
Balance as of December 31, 2020	$2,362

n.      Research and development costs, net:

Research and development costs, net of grants received, are charged to the statements of operations as incurred.

o.      Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the grant date using an option-pricing model (“OPM”).

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon similar companies in the market, until sufficient historical data will be available. The expected term of options granted is calculated based upon the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of Ordinary Shares underlying the options has historically been determined by management and approved by the Company’s Board of Directors. Because there has been no public market for the Company’s Ordinary Shares, the management has determined fair value of an Ordinary Share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying Ordinary Shares will be determined by the management until such time as the Company’s Ordinary Shares are listed on an established stock exchange.

The estimated fair value of the Company’s Ordinary Shares is determined by management using the option price model for the years 2020 and 2019, with the assistance of a third-party valuation expert.

The Company recognizes compensation cost for options and share awards that have a graded vesting schedule and contain only service condition on a straight-line basis over the requisite service period for the entire award. Forfeitures are accounted for as they occur. For Equity-based Payment to Non-Employees, refer to note 2s.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

p.      Legal contingencies:

From time to time, the Company or its subsidiary become involved in legal proceedings or are subject to claims arising in the ordinary course of business. Such matters are generally subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss.

q.      Taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, “Income Taxes”. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, as needed, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.

r.       Inventory:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. In 2020 and 2019, no write-offs were recorded.

Cost is determined as follows:

Raw materials and components — using the “first-in, first-out” method.

Work-in-progress — raw materials as above with the addition of subcontracting costs — calculated on the basis of direct subcontractors’ costs and with direct overhead costs.

The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or net realizable value in accordance with ASC No. 330-10-35, “Inventory”. Charges for obsolete and slow-moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow-moving inventory items. These assessments consider various factors, including historical usage rate, technological obsolescence, estimated current and future market values and new product introduction. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

s.       Impact of recently issued accounting standards:

As an “Emerging Growth Company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

In November 2016, the FASB issued ASU No. 2016-18, which provides guidance on the treatment of restricted cash in the statements of cash flows. Amounts generally described as restricted cash and restricted cash equivalents should be included with the cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The guidance is effective for the fiscal years beginning January 1, 2019; including interim periods within that year, (early adoption is permitted). The Company retrospectively adopted the guidance starting January 1, 2019.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services and aligns most of the guidance on such payments to the nonemployees with the requirements for share-based payments granted to employees. The guidance is effective beginning January 1, 2020, and interim periods in fiscal years beginning January 1, 2021, using a modified retrospective approach. Early adoption is permitted. The Company adopted the guidance as of January 1, 2019, the adoption of the standard did not have a material impact on the consolidated statements of operations.

t.       Recently issued accounting pronouncements not yet adopted:

In February 2016, the FASB issued ASU 2016-02, “Leases,” related to how an entity should recognize lease assets and lease liabilities. The guidance specifies that an entity that is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued an update, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. The new standard becomes effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The standard requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3: - OTHER ACCOUNT RECEIVABLES

	December 31,
	2020	2019
Government authorities	$92	$53
Advances to vendors	39	—
Prepaid expenses	87	94
Other	26	—
	$244	$147

NOTE 4: - PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:
Office furniture and equipment	$453	$456
Leasehold improvements	439	439
Electronic equipment*	304	62
Computers and software	636	479
Total equipment	1,832	1,436

Accumulated depreciation:
Office furniture and equipment	101	67
Leasehold improvements	111	66
Electronic equipment	46	34
Computers and software	446	334
Accumulated depreciation	704	501
Depreciated cost	$1,128	$935

____________

*        Including down payments on account of production equipment in the amount of $ 226.

Depreciation expenses amounted to $203 and $182 for the years ended December 31, 2020 and 2019, respectively

NOTE 5: - OTHER ACCOUNTS PAYABLE

	December 31,
	2020	2019
Employees and payroll accruals	$466	$396
Accrued expenses	47	162
Accrued vacation and recuperation	315	180
Other	168	90
	$996	$828

NOTE 6: - SAFE LIABILITY

The Company entered into Simple Agreements for Future Equity (“SAFEs”), with several existing shareholders and new investors, pursuant to which the Company issued to the investors the right to acquire certain shares of its share capital in exchange for payment by the investors, subject to certain terms and conditions. During 2020, a total of approximately $2,400 was raised through SAFEs.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6: - SAFE LIABILITY (cont.)

An aggregate amount of $2,200, which represents a significant majority of the 2020 SAFEs, do not contain a valuation cap, applicable in the case of a Liquidity Event (as defined below), and a 15% discount conversion rate (“Discount Rate”), in the event of an equity financing in which the Company issues and sells shares of equity for proceeds of at least $20,000 (“Equity Financing”). The SAFEs contain certain conversion triggers which provide for the conversion of the investment into ordinary shares in the event of: (i) an Equity Financing or (ii) either a change of control transaction or an initial public offering, whichever occurs sooner, which in each case is referred to as a Liquidity Event. In the event of a conversion, the conversion price is calculated as either: (i) in the case of an Equity Financing (or a Liquidity Event in respect of those SAFEs that do not have a valuation cap), the price per share of the ordinary shares sold in connection with the Equity Financing less the Discount Rate, and (ii) in the case of a Liquidity Event for those SAFEs with a valuation cap, the price per ordinary share equal to the pre-money valuation cap divided by the Company’s outstanding capitalization in effect immediately prior to the Liquidity Event, calculated on an as-converted and fully diluted basis. Upon the occurrence of a Liquidity Event, the SAFEs also provide the investors with the option to be repaid in cash for their investment pursuant to the SAFEs, without interest, rather than receive ordinary shares through a conversion.

The SAFEs were initially and subsequently measured at fair value with change in fair value recognized in earnings based on the following analysis:

The SAFEs were first evaluated under ASC 480-10 “Distinguishing Liabilities from Equity”. Each SAFE was determined to be a freestanding financial instrument since it was entered into separately and apart from any of the Company’s other financial instruments or equity transactions. In addition, each SAFE is legally detachable and separately exercisable.

The SAFEs are liabilities pursuant to ASC 480-10-25-8 since the SAFEs embody an obligation that is indexed to an obligation to repurchase the Company’s shares (the Company may be obligated to repurchase the SAFEs if a change in control occurs, which is not under the Company’s control). Under a change in control scenario, the holders of the SAFEs can choose the settlement method and can require the Company to transfer assets. Therefore, the SAFEs are required to be initially and subsequently measured at fair value with change in fair value recognized in earnings pursuant to ASC 480-10-30-7 and ASC 480-10-35-5.

The Company did not assess the SAFEs for embedded derivatives since any recognized derivatives shall not be separated from the SAFEs pursuant to ASC 815-15-25-1(b), as the SAFEs are measured at fair value through earnings.

For the purpose of this valuation analysis, SAFEs were issued at different times during the period from July 2020 to October 2020 with similar terms, as described above. Each issuance was to new investors and not under a preexisting commitment of the Company to issue the SAFEs. Therefore, the Company determined that as of October 2020, the value of all the previous SAFE instruments is the value that the new investors paid in October 2020.

The Company continued to raise funds through SAFEs subsequent to December 31, 2020, as described in Note 12, and the Company’s management expected no change from October 2020 to December 31, 2020 in the probabilities of realization for any scenario mentioned in the SAFEs (equity financing, liquidity event and dissolution).

As of the balance sheet date, management concluded that the probabilities of realization for each scenario mentioned in the SAFEs (equity financing, liquidity event and dissolution) were equal because there were no facts or circumstances on which management could reasonably base a determination that the occurrence of one scenario would be more likely than another scenario.

Management believes that the cost approach is the most appropriate method under the provisions of ASC 820-10-35 to determine the fair value of the SAFEs at December 31, 2020 because each SAFE was entered into between a willing buyer and a willing seller, resulting in its cost representing the fair value as of its issuance date. In future periods, the Company may consider using a different approach, depending on the circumstances. Additionally,

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6: - SAFE LIABILITY (cont.)

no significant change occurred following the SAFEs respective issuance dates that would have impacted upon the foregoing determination; therefore, management believes that the cost represents the SAFEs fair value as of the balance sheet date.

For the foregoing reasons, management concluded that the fair value of the respective SAFEs did not change during the period from July 2020 to December 31, 2020.

During 2020, a total amount of $2,362 was raised.

NOTE 7: - COMMITMENTS AND CONTINGENT LIABILITIES

a.      Royalties to the Israel Innovation Authority (“IIA”):

Under the Company’s research and development agreements with the IIA and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-3.5% of sales of products developed with funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, totals to $1,038, linked to the dollar including accrued interest at the LIBOR rate. The Company is obligated to repay the IIA for the grants received only to the extent that there are sales of the funded products. As of December 31, 2020, the Company has not paid any royalties with respect to the IIA grants because it yet to generated revenues.

b.      Operating lease:

During 2017 the Company entered into an operating lease agreement, according to which the paid rent started August 2018. The aggregate minimum lease commitment under non-cancellable operating lease as of December 31, 2020, is as follows:

2021	608
2022	608
2023 and there after	203
$1,419

In January 2020, the Company signed a sublease agreement for annual consideration of approximately $240. The contracted sublease period is through August 31, 2021.

c.      Tax gross-up:

The Company granted the Company’s founder and Chief Executive Officer 346,575 options which can be exercised under certain terms. Those terms have not occurred as of the balance sheet dates. The Company agreed to pay all tax expenses related to these options upon their exercise. The estimation of this undertaking based on the Company’s PPS valuation as of December 31, 2020 is approximately $ 2,500.

d.     Performance-based compensation:

Certain executive officers of the Company and Board members are entitled to future option allocation based on the Company’s value increase matrix.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS’ EQUITY

a.      The share capital consists of Ordinary Shares of NIS 0.01 par value each (the “Ordinary Shares”)

	December 31, 2020		December 31, 2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary Shares	40,000,000	15,326,951	20,000,000	14,042,424

b.      Issuance of shares:

During May 2018, the Company entered into a share purchase agreement with investors to issue Ordinary Shares (the “SPA”). Under the SPA, which closed in March 2020, the Company issued 1,261,170, 2,652,350 and 509,658 Ordinary Shares during 2020, 2019 and 2018 for total consideration of $ 7,131, $ 11,702 and $ 6,175, respectively. A total of $ 1,050 of this amount was subscribed for in 2019 and received in 2020.

During 2020, three of the Company’s consultants had exercised their options to purchase 23,357 Ordinary Shares in consideration of $ 24.

c.      Warrants to investors:

On December 13, 2018, the Company offered all its Shareholders the right to purchase 2,000,000 of its Ordinary Shares in a number equal to each Shareholder’s pro-rata holdings (the “Warrants”), with an exercise price per share of:

Until January 15, 2019: $12.116

Starting January 16, 2019: $20.0

The exercise period of the Warrants initially was to end on December 31, 2019 but was automatically extended thereafter for successive periods of three months each, until the occurrence of an early expiration event under the Warrants or until terminated by resolution of the Company’s Board of Directors.

Until December 31, 2019, Warrants to purchase 1,639,808 shares were issued. None have been exercised.

On March 30, 2020, the Company’s Board of Directors terminated the exercise period of the Warrants.

d.      Chief Executive Officer’s options:

During the years 2012 through 2017, the Company’s Board of Directors authorized the issuance of 1,501,400 options to the Company’s Chief Executive Officer. The options granted are fully vested at each grant date and are exercisable for the Company’s Ordinary Shares for a period of 10-20 years with an exercise price of NIS 0.01 (approximately $0.0026).

On September 30, 2020, the Company’s Board of Directors authorized the issuance of an additional 48,629 fully vested options to the Company’s Chief Executive Officer for a period of 10 years with an exercise price of NIS 0.01 (approximately $0.003).

e.      Share Option Plan:

On December 2015, the Board of Directors of the Company adopted the Plan, which provides for the grant of up to 1,000,000 options to purchase Ordinary Shares of the Company to employees, officers, directors and consultants of the Company. During 2020 and 2019, the pool of options to purchase Ordinary Shares under the Plan was increased to 2,950,000 and 1,700,000, respectively.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS’ EQUITY (cont.)

Options granted under the Plan expire 10 years from the date of grant.

The options generally vest 25% on the first anniversary of vesting start date and 6.25% at the end of each subsequent quarter over the course of the following three years.

The Company’s Board of Directors determined the fair value of Ordinary Shares based on valuations performed using the OPM for the years 2020 and 2019.

The fair value for options granted to employees in 2020 and 2019 are estimated at the date of grant with the following weighted average assumptions:

	Year ended December 31,
	2020	2019
Risk free interest	1.49%	1.81%
Dividend yields	—	—
Volatility	62.5%	55.5%
Expected term (in years)	8	5.72

f.       Summary of the Company’s total share option activity is as follows:

	Year ended 31 December, 2020			Year ended 31 December, 2019
	Number of options	Weighted average exercise price ($)	Aggregate Intrinsic Value ($)	Number of options	Weighted average exercise price ($)
Outstanding at beginning of year	2,920,873	1.7537	11,392,125	2,783,469	1.3533
Granted	81,643	4.3487		241,878	7.4344
Exercised	23,357	0.9773	107,767	—	—
Forfeited	150,176	2.5057		104,474	3.7536
Outstanding at end of year	2,828,983	1.7692	19,432,899	2,920,873	1.7537
Exercisable at end of year	2,466,642	1.0354	18,752,977	2,328,555	0.6926

The weighted average remaining contractual life of the outstanding options as of December 31, 2020 and 2019 are 9.06 years and 9.6 years, respectively.

The weighted average grant-date fair value of options granted during the year ended December 31, 2020 and 2019 was $6.943 and $1.86 per share, respectively.

As of December 31, 2020, there were $463,025 of total unrecognized compensation cost related to non-vested options granted under the Plan. These costs are expected to be recognized over a weighted-average period of approximately 1 year.

NOTE 9: - TAXES ON INCOME

a.      Tax laws applicable to the Company and the Subsidiary:

Nuvo Group Ltd. is taxed under the Israeli income tax laws. The Israeli corporate income tax rate was 23% in 2019 and thereafter. The Company’s subsidiary in the U.S. is subject to U.S. federal tax at the flat rate of 21% in 2019 and thereafter.

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9: - TAXES ON INCOME (cont.)

b.      Net operating losses carry forward:

Nuvo Group Ltd. has accumulated losses for tax purposes in Israel of approximately $ 45,718 as of December 31, 2020 which may be carried forward and offset against future taxable income for an indefinite period. The Subsidiary has accumulated losses for tax purposes of $ 847.

c.      Tax assessments:

As of December 31, 2020, the Company had open tax years for the periods between 2012 and 2015 in Israel.

d.      Deferred taxes:

The Company has provided a full valuation allowance against deferred tax assets in the Company’s financial statements for the years ended December 31, 2020 and 2019 for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2020, and 2019, the Company has provided a full valuation allowance in respect of deferred tax assets. Management currently believes that it is more likely than not that the deferred tax regarding the tax loss carry forwards and other temporary differences will not be realized in the foreseeable future.

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred tax assets:
Net operating losses carryforward	$10,709	$7,491
Research and development expenses	1,637	1,667
Other temporary differences	145	106
Deferred tax assets before valuation allowance	12,491	9,264
Valuation allowance	(12,491)	(9,264)
Total deferred tax assets	—	—
Total deferred tax liabilities	—	—
Deferred tax assets, net	$—	$—

e.     A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2020	2019
Loss before tax as reported at the consolidated statement of operations	$11,244	$11,500
Statutory tax rate	23%	23%
Theoretical tax benefit	2,586	2,645
Non-deductible expenses and other permanent differences	12	12
Share-based compensation	240	360
Change in valuation allowance	(3,227)	(2,886)
Exchange rate differences	381	(228)
Other	8	97
Total tax expenses	$—	$—

NUVO GROUP LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10: - NET LOSS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to Shareholders for the periods presented:

	Year ended December 31,
	2020	2019
Numerator:
Net loss	$11,244	$11,500
Total loss attributable to Shareholders	$11,244	$11,500

Denominator:
Weighted-average shares used in computing net loss per share attributable to Shareholders, basic and diluted	16,566,543	14,245,367
Net loss per share attributable to Shareholders, basic and diluted	$(0.679)	$(0.807)

See also note 2l.

NOTE 11: - RELATED PARTIES

a.      The Company has a service arrangement with a financial services firm in which its CFO is a partner.

During the years ended December 31, 2020 and 2019, the Company received accounting services for total consideration of $105 and $41, respectively.

b.      During 2020 and 2019 several directors invested a total amount of $400 and $186 in the Company’s Ordinary Shares, respectively. See also note 8b.

One of the Company’s directors signed a consulting agreement with the Company, according to which he is entitled to a future options allocation based on the Company’s valuation matrix.

NOTE 12: - SUBSEQUENT EVENTS

a.      From January 2021 through October 1, 2021, an additional amount of $18,067 was signed through SAFEs.

b.      The Company has evaluated subsequent events from the balance sheet date through October 1, 2021, the date at which the consolidated financial statements were available to be issued.

Nuvo Group Ltd.

666,667 Ordinary Shares

__________________

Preliminary Prospectus

__________________

Berenberg

Prospectus dated                    , 2021

Through and including            , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II
Information not Required in the Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by us in connection with the sale of the ordinary shares being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$4,635
FINRA filing fee	8,000
Exchange listing fee	150,000
Accounting fees and expenses	750,000
Legal fees and expenses	1,400,000
Printing expenses	3,000
Transfer agent and registrar fees	4,500
Miscellaneous expenses	19,865
Total	$2,340,000

____________

*        To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Amended Articles to be in effect upon the consummation of this offering will include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•        a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•        reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•        reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•        expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•        a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•        a financial liability imposed on the office holder in favor of a third party;

•        a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

•        expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

•        a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our Amended Articles to be in effect upon the consummation of this offering will allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder to the extent permitted or to be permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the Board of Directors based on our activities, and to an amount or according to criteria determined by the Board of Directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $100 million, 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering) and 10% of our total market cap calculated based on the average closing price of our ordinary shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding shares as of the date of the payment (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by us since January 1, 2018:

1.      During 2018 through 2020, we granted to certain of our directors, executive officers and employees options to purchase 1,035,764 ordinary shares with per share exercise prices ranging from $0.002 to $10.052 per share under our 2015 Plan.

2.      During 2018 through 2020, we issued and sold an aggregate of 29,886 ordinary shares upon the exercise of options under our 2015 Plan at per share exercise prices ranging from $0.002 to $10.052 per share, for an aggregate consideration of $25,000.

3.      During 2018 through 2019, we issued warrants to purchase an aggregate of 1,976,443 ordinary shares to investors at a purchase price of $0.21 per warrant.

4.      During 2018 through 2020, we issued an aggregate of 5,331,209 ordinary shares to investors at purchase prices ranging from $4.691 to $10.052 per share for aggregate cash proceeds of approximately $25 million.

5.      From June 2020 through November 2021, we entered into SAFEs with several existing shareholders and new investors, pursuant to which we issued to the investors the right to certain shares of our share capital in exchange for payment by the investors, subject to certain terms and conditions. A total of $46.3 million was raised through SAFEs.

6.      On November 17, 2021, we entered into an agreement with Oren Oz, our Chief Innovation Officer, pursuant to which agreement, we agreed to issue to Mr. Oz options to purchase 417,723 ordinary shares at an exercise price of NIS 0.01 which options will be issued upon the consummation of this offering, if consummated on or prior to December 31, 2021.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statements.

(a)     Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)    Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned hereby further undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
3.1*	Second Amended and Restated Articles of Association, as in effect prior to the consummation of this offering.
3.2*	Form of Third Amended and Restated Articles of Association, to be in effect upon the consummation of this offering.
4.1	Form of Axxion Warrant.
5.1	Opinion of Meitar Law Offices.
10.1*	Employment Agreement, dated July 13, 2021, by and between the Company and Kelly Londy.
10.2*	Employment Agreement, dated May 4, 2017, by and between the Company and Oren Oz.
10.3*	Amendment to Employment Agreement, dated June 18, 2019, by and between the Company and Oren Oz.
10.4*	Employment Agreement, dated August 26, 2019, by and between the Company and Eran Schindler.
10.5*	Employment Agreement, dated February 8, 2018, by and between the Company and Debra Bass.
10.6*	Amendment No. 1 to Employment Agreement, dated March 29, 2018, by and between the Company and Debra Bass.
10.7*	Amendment No. 2 to Employment Agreement, dated December 10, 2019, by and between the Company and Debra Bass.
10.8	Form of Private Placement Warrant Purchase Agreement.
10.9*	Form of Compensation Policy, to be adopted in connection with the consummation of this offering.
10.10*	2015 Share Incentive Plan.
10.11*	Advisory Services Agreement, dated August 17, 2020, by and between the Company and Dr. Stephen Klasko.
10.12+*	Framework Product Design and Production Agreement, dated October 18, 2015, by and among the Company, Orange S.r.l. and Starry Limited.
10.13+*	Terms and Conditions of Customer Purchase Orders, dated August 8, 2018, by and between the Company and Flextronics Medical Sales and Marketing, Ltd.
10.14+*	Master Services Agreement, dated February 12, 2021, by and between Nuvo Group USA Inc. and SEKO Worldwide, LLC.
10.15+*	Master Agreement, dated December 15, 2020, by and among Nuvo Group USA Inc., Regional Women’s Health Management, LLC, Axia Indiana Management, Inc. and Axia Ohio Management, Inc.
10.16+*	Binding Letter Agreement, dated November 1, 2020, by and between Nuvo Group USA, Inc. and a Pacific medical institution.
10.17+*	Data Transfer and Use Agreement, dated February 4, 2021, by and between Nuvo Group Ltd. and University of Utah.
10.18+*	Data Transfer and Revenue Sharing Agreement, dated September 24, 2019, by and between Nuvo Group Ltd. and Hadasit Medical Research Services & Development, Ltd.
10.19*	2021 Share Incentive Plan.
10.20*	2021 Employee Share Purchase Plan.
10.21	Form of Indemnification Agreement.
10.22	Memorandum of Understanding, dated September 22, 2021, by and between Nuvo Group Ltd. and 1EQ Inc., d/b/a Babyscripts.
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
23.2	Consent of Meitar Law Offices (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).

____________

*        Previously filed.

+        Pursuant to Item 601(b)(10)(iv) of Regulation S-K, portions of this exhibit have been omitted because the Company customarily and actually treats the omitted portions as private or confidential, and such portions are not material and would likely cause competitive harm to the Company if publicly disclosed. The Company will supplementally provide a copy of an unredacted copy of this exhibit to the U.S. Securities and Exchange Commission or its staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Nuvo Group Ltd. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Traverse City, Michigan, on December 13, 2021.

Nuvo Group Ltd.
By:	/s/ Kelly Londy
Name:	Kelly Londy
Title:	Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title
/s/ Kelly Londy	Chief Executive Officer
Kelly Londy	(Principal Executive Officer)
*	Chief Financial Officer
Eran Schindler	(Principal Financial Officer and Principal Accounting Officer)
*	Chief Innovation Officer and Director
Oren Oz
*	Director
Joseph DeVivo
*	Director
Daniel Gilcher
*	Chairperson
Deborah Henretta
*	Director
Laurence Klein
*	Director
Gerald M. Ostrov
*By:	/s/ Kelly Londy
Name:	Kelly Londy
Title:	Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, Nuvo Group Ltd.’s duly authorized representative has signed this registration statement on Form S-1, solely in the capacity of the duly authorized representative of Nuvo Group Ltd. in the United States, on December 13, 2021.

NUVO GROUP USA, INC., a Delaware corporation
(Authorized U.S. Representative)
By:	/s/ Kelly Londy
Name:	Kelly Londy
Title:	Authorized Signatory